Form 10-K, Exhibit 13
period 1995-12-31
WELLS GARDNER ELECTRONICS CORP
filed 1996-03-28
CIK 105608

WELLS-GARDNER
                               ELECTRONICS CORPORATION

                                        1995
                                    ANNUAL REPORT

                                    COMPANY PROFILE

Wells-Gardner Electronics Corporation is an ISO 9001 video products company that designs and manufactures color and monochrome video monitors for sale to the gaming, industrial and commercial markets. It has a customer base that is growing both domestically and internationally. Included are makers of coin-operated video games, lottery terminals, video slot machines, video walls and presentation monitors, automotive diagnostic and test equipment, kiosk, medical instruments, industrial process control equipment and computer and word
processing terminals.   From time to time, the company also engages in contract
manufacturing of electronic products designed and marketed by others.

The company's game plan is to focus on market segments where its willingness and ability to semi-customize products, quick response time and quality of service differentiate it from its competition. In turn, these strategies enable the company to establish defensible market niches.

Founded in 1925, Wells-Gardner is a publicly traded company and maintains its headquarters in Chicago, Illinois.

                       COMMON SHARE MARKET PRICE AND DIVIDENDS

The company's common shares are traded on the American Stock Exchange (AMEX) under the symbol of WGA. On December 31, 1995, there were 862 holders of record of the company's common shares.

No dividends were paid in 1995 or 1994. High and low sales prices by quarter on the AMEX for the last two years were:

                          1995                   1994
                         Prices                 Prices
                     High       Low         High      Low
Quarter ended:
    March 31,       5.7500     2.5625      4.6250    3.5000
    June 30,        5.2500     3.3750      4.1250    3.1250
    September 30,   6.5000     4.2500      3.8750    2.6250
    December 31,    4.7500     2.8750      3.8125    2.5000


On the cover: Wells-Gardner introduces Videostax(registered trademark), a stackable 25 inch CRT color monitor that delivers the ultimate image for retail mall displays, trade show applications, airports and information displays (also available in 27 inch).

                                          SELECTED FINANCIAL HIGHLIGHTS
                                              Years ended December 31,
                                        (In thousands except per-share data)

                                1995      1994      1993      1992      1991
Earnings Data:
Net sales                      $28,301   $33,435   $36,011   $48,949   $38,814
Operating earnings (loss)
excluding special charges &
sale of fixed assets             (416)     (498)   (2,126)     1,606     (644)
Special charges                  (886)   (1,201)         -         -         -
Gain on sale of fixed assets       358         -         -         -         -
Earnings (loss) from
continuing operations          (1,059)   (1,735)   (1,881)     1,017   (1,464)
Earnings from extraordinary item...
 tax effect of loss carryforward     -         -         -       528         -
Cumulative effect of change
 in accounting principle             -         -       102         -         -
Net earnings (loss)           $(1,059)  $(1,735)  $(1,779)    $1,545  $(1,464)

Per-Share Data:
Earnings (loss) from           $(0.26)   $(0.45)   $(0.49)     $0.26   $(0.39)
continuing operations
Earnings from extraordinary item...
 tax effect of loss carryforward     -         -         -      0.14         -
Cumulative effect of change
 in accounting principle             -         -      0.03         -         -
Net earnings (loss)            $(0.26)   $(0.45)   $(0.46)     $0.40   $(0.39)

Balance Sheet Data:
Inventory                        8,930     5,831     6,989    11,570     7,839
Working capital                 10,213     7,561     9,510    11,465    10,363
Total assets                    16,570    15,619    16,085    20,189    16,546
Long-term debt                   3,125         -         -         -         -
Shareholders' equity             9,633    10,367    12,108    13,785    12,142

Transfer Agent and Registrar:  Harris Trust and Savings Bank, 111 West Monroe
                               Street, Chicago, Illinois 60690

Corporate Attorney:  McDermott, Will & Emery, 227 West Monroe Street, Chicago,
                     Illinois 60606

Corporate Auditor:  KPMG Peat Marwick LLP, 303 East Wacker Drive, Chicago,
                    Illinois 60601

Investment Bankers:  Mesirow Financial, 350 North Clark Street, Chicago,
                     Illinois 60610

The company will make available to shareholders, without charge, a copy of its 1995 Annual Report on Form 10-K, without exhibits, upon written request directed to Richard L. Conquest, Chief Financial Officer, Wells-Gardner Electronics Corporation, 2701 North Kildare Avenue, Chicago, Illinois 60639.

Annual Shareholders Meeting: April 23, 1996, 2:00 P.M. at 2701 North Kildare Avenue, Chicago, Illinois 60639.

               TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS AND EMPLOYEES

Although we are disappointed in Wells-Gardner's 1995 results, we remain encouraged by several positive accomplishments, including improvements in quality, cost control and productivity, significant increases in our backlog and an expanding market share in nearly all of the segments we serve. Our optimism for 1996 is undiminished.

Wells-Gardner's 1995 top and bottom lines suffered from two major factors:

 * WE TOOK A THIRD-QUARTER CHARGE OF $886,000 AGAINST REVENUE TO SETTLE A WARRANTY ISSUE ON MONITORS SOLD TO A MAJOR CUSTOMER FROM 1991 TO 1993. The good news is that we have retained this customer, which has grown to become one of our top three.

 * TWO OF OUR MAJOR MARKET SEGMENTS - AMUSEMENT AND VIDEO LOTTERY - HAD
VERY POOR YEARS. Experts estimate industry-wide sales to the coin-operated amusement market was down around 50%, largely because few "exciting" games were introduced during the year. Wells-Gardner's sales, however, were only about 19% lower than the previous year's. Video lottery sales also declined substantially compared with the previous year, largely because of a weak second phase in the Loto-Quebec rollout.

WE GAINED MARKET SHARE ANN ENTERED NEW MARKETS
On a positive note, Wells-Gardner gained market share virtually across the board due to successful launches of new products and aggressive marketing.

The company made substantial inroads in four market segments:

 * CASINO GAMING, sales surged 237% with expansion into new markets
 * BARTOP MARKET, sales swelled 210% on the strength of new products
 * LEISURE AND FITNESS, sales climbed 42% due to the release of our new 27-inch VGA monitor
 * WELLS-GARDNER'S SERVICE GROUP increased sales by 113% with entry into the market for refurbished monitors

In 1995's fourth quarter, we also entered the high-growth video-wall, presentation and transportation monitor markets with a full product line and a vigorous advertising campaign. Wells-Gardner scored a slam-dunk at London's international ATE show in January 1996 when an Irish customer bought our 16-monitor video-wall display only one hour after the show opened. We also delivered our first significant order of transportation monitors to a major U.S. international airport during the first quarter 1996.

WE OPERATED THE COMPANY MORE PROFITABLY AND EFFICIENTLY
Wells-Gardner operated more profitably in 1995 by reducing our operating loss by $82,000 to a loss of $416,000 in 1995 from a loss of $498,000 in 1994. This was in spite of a reduction in sales of $5.1 million to $28.3 million in 1995 from $33.4 million in 1994. This means that the company operated more efficiently and profitably by approximately $1.2 million.

Manufacturing productivity this past year climbed 32% over 1994, saving the company $819,000 in improved manufacturing costs, which was the main contributor to the $1.2 million improvement in efficiency.

QUALITY CONTINUES TO IMPROVE
Quality continued its marked improvement with Wells-Gardner passing the 1995 annual quality audit conducted by the ISO accreditation agency. We reduced minor violations to a mere three, compared to seven when the accreditation was obtained in 1994 (up to 15 minors are permitted).

Our process reject rate was also cut below 9% in December 1995. This compares to 20% when the statistics were first recorded in April 1994 and we ended the year at a quality coefficient at over 90, compared to an average 74.9 in 1994 and 85.2 in 1995.

THE OUTLOOK FOR 1996
After a poor performance in 1995, we do have reason to be optimistic for 1996. 1995's year-end backlog surged to more than 50,000 monitors, equivalent to nearly six months of sales, and 150% larger than year-end 1994's level. This was partly caused by 10 of our largest 20 customers delaying shipments in the fourth quarter 1995 and scheduling them for the first and second quarters 1996. Our experience is that significantly more than 90% of backlog results in revenue.

Spending on R&D rose to 5.3% of sales in 1995 from 4.2% in 1994. We regard this as an investment in our future and it allowed us to release eight new products last year. It's important to note that all of these new products are voltage-free, which means that they can be plugged in anywhere in the world from Topeka to Tokyo to Timbuktu.

The company also negotiated its first long-term banking agreement in 17 years with Harris Trust and Savings Bank, which, we feel is another third-party endorsement of our prospects.

We thank everyone for their faith in Wells-Gardner and its products. We think the year 1996 will find that faith well-placed.


/s/ ANTHONY SPIER
Anthony Spier
Chairman of the Board, President
and Chief Executive Officer

March 15, 1996

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS

1995 COMPARED TO 1994

     The company's sales in 1995 were $28,301,000 compared to $33,435,000 in 1994, a decrease of $5,134,000, or 15 percent. The decrease was attributed to lower demand in our two largest segments, video lottery terminals and coin-operated amusement machines. Sales of video lottery terminal monitors decreased 52 percent, or $5,164,000, due mainly to the lower demand from the Quebec video lottery. There was a decrease of 19 percent, or $2,534,000, in the coin-operated amusement machines. Although there was significant gain in the bartop segment of the coin-operated amusement machine markets, this did not make up the short-fall in the coin-operated arcade and amusement poker segments. The decline in 1995 sales would have been much greater if there had not been a 76 percent increase in the casino, leisure/fitness and service areas. Sales to these segments in 1995 were $6,709,000 compared to $3,803,000 in 1994. Sales to the automotive test and diagnostic equipment and data display segments were down 14 percent due to industry consolidation, economic cyclical trends and some movement to PC-based equipment. Those segments accounted for 12 percent of total sales in 1995.

     The company's 1995 operating loss, excluding special charges, was $416,000, or 10 cents per share, down from a loss of $498,000, or 13 cents per share, in 1994. The net loss in 1995 declined to $1,059,000, or 26 cents per share, from 1994's net loss of $1,735,000, or 45 cents per share. The net loss in 1995 included a gain on the sale of assets of $358,000, or 9 cents per share and a special charge for warranty of $886,000, or 22 cents per share. The 1994 net loss included a special charge of $1.2 million, or 31 cents per share, for management reorganization and the cost associated for phasing out certain products that have been replaced by our new U-series monitor lines.

     Gross profit in 1995 decreased to $2,342,000, or 8.3 percent of sales, compared to $2,582,000 or 7.7 percent of sales in 1994. This decrease of $240,000, or 9 percent was attributable to the lower sales volume.

     Selling and administrative expenses for 1995 were down 10 percent compared to 1994. This decrease was due mainly by eliminating certain selling costs and the commissions paid on the lower sales volumes.

     In 1995, other expense, net, increased to $115,000, compared to $36,000 in 1994, due mainly to the increase of $45,000 in interest expense on our banking obligation and a decrease of $23,000 from investment income. The company also had a gain of $358,000 on the sale of a 63,000 square foot building.

     Accounts receivable at the end of 1995 decreased $2,565,000, or 42 percent, to $3,540,000, compared to $6,105,000 at the end of 1994. This decrease is due to lower sales volume in the fourth quarter of 1995.

     The company's 1995 year-end inventory increased 53 percent to $8,930,000
compared to $5,831,000 in 1994.   This increase is a result of 10 of our 20
largest customers delaying their shipments from the fourth quarter of 1995 to the first and second quarters in 1996. The number of inventory turns in 1995 was 3.78 compared to 4.81 in 1994.

     In 1995, the company signed a three year, $7,000,000, credit agreement with Harris Trust and Savings Bank. This agreement provides the company with funds to support the necessary working capital for operations and capital for developing products to expand in other marketing segments. At the end of 1995, the company's long-term borrowing was at $3,125,000, as compared to $1,925,000 in short-term borrowing at the end of 1994. The borrowing was primarily for funding working capital, particularly for financing increased inventory at year-end to support customer orders scheduled for shipment in the first quarter of 1996.

     The company's debt-to-equity ratio increased to 32 percent at December 31, 1995, from 19 percent at December 31, 1994, as a result of a 62 percent increase in borrowing. Capital expenditures in 1995 totaled $346,000 compared to $683,000 in 1994.

     Corporate working capital increased $2,652,000, or 35 percent, to $10,213,000 compared to $7,561,000 in 1994. The current ratio remains a strong
3.7 to 1.0 compared to 2.4 to 1.0 in 1994.

1994 COMPARED TO 1993

     The company's sales in 1994 decreased 7 percent, or $2,576,000, to $33,435,000, compared to $36,011,000 in 1993. This decrease was attributed to lower demand in most of our traditional market segments, particularly coin-operated arcade games, offset by a 128 percent increase in one of our newer segments, video lottery terminals. The video lottery segment contributed an additional $4,252,000 to sales, while coin-operated arcade games, our largest
market segment, decreased 26 percent or $6,323,000.   The increase in video
lottery sales resulted from the Quebec video lottery, in which we received 100 percent share of that order from three of our major customers. On the other hand, coin-operated arcade games sales declined due to a lack of popular games being introduced in 1994 and start-up problems with one of our monitors from our new U-series monitor line. This problem was corrected during the first quarter of 1995, and we do not anticipate future problems with this new series of monitors. In our other traditional market segments, automotive test and diagnostic equipment and leisure fitness equipment, sales declined 9 percent or $486,000, to $4,753,000, compared to $5,239,000 in 1993. Most of this decline was in the automotive test and diagnostic equipment, due to industry consolidation and the movement to PC-based equipment.

     The company's 1994 loss was $1,735,000, or 45 cents per share, and included a special charge of $1,201,000, or equivalent to 31 cents per share, for management reorganization and the cost associated for phasing out certain products that have been replaced by our new U-series monitor lines. Last year's loss of $1,779,000, or 46 cents per share, includes a tax benefit of $235,000 or 6 cents per share, and a positive effect of an accounting change of $102,000, or 3 cents per share. In 1993, the company also took a $540,000, or 14 cents per share, warranty charge to settle a picture tube reliability issue with a major customer.

       Despite a 7 percent decline in 1994 sales, gross operating profit increased to $2,582,000, or 7.7 percent of sales, compared to $1,536,000, or
4.3 percent of sales in 1993. This improved operating profit reflects stringent cost-cutting efforts achieved in 1994.

      Selling and administrative expenses for 1994 continued to decline, down 16 percent compared to 1993. This decrease also reflects the stringent cost-cutting efforts achieved in 1994, and the lower sales commissions paid on the lower sales volumes.

     In 1994, other expense, net, increased to $36,000, compared to 1993, whereas other income, net, was $10,000 of income. This difference was due mainly to lower investment income, and included the recovery of bad debt in 1993 which did not occur in 1994.

     Accounts receivable at the end of 1994 increased $425,000, or 7 percent, to $6,105,000, compared to $5,680,000 in 1993. This increase is due to longer terms being extended in the market place, to match competition, higher export sales volume, and the increase in the number of days outstanding. Accounts receivable turnover in 1994 declined to 5.67, compared to 6.83, in 1993.

     The company's 1994 year-end inventory was down significantly, decreasing 17 percent or $1,158,000, to $5,831,000, compared to year-end 1993 of $6,989,000.
This was a result of the continuing inventory management improvement and the on-going efforts to standardize products offered to our various market segments. The number of inventory turns in 1994 improved 27 percent to 4.81, compared to
3.72 in 1993.

     Short-term borrowing increased to $1,925,000 at December 31, 1994, compared to $1,200,000 at December 31, 1993. This increase in borrowing was primarily for funding working capital, an economical buy of picture tubes with favorable pricing and the financing of approximately $650,000 of completed monitors
purchased offshore.   This purchase of monitors was in anticipation of a new
release of orders from the Quebec lottery, which did not materialize until the first quarter of 1995.

     The company's debt-to-equity ratio increased to 19 percent at December 31, 1994, from 10 percent at December 31, 1993, as a result of a 60 percent increase in short-term borrowing, a 20 percent increase in accounts payable and a 14 percent decrease in equity. Capital expenditures in 1994 totaled $683,000 compared to $617,000 in 1993.

     Corporate working capital decreased $1,949,000, or 20 percent, to $7,561,000, compared to $9,510,000 in 1993. The current ratio was a strong
2.4 to 1, compared to 3.4 to 1 in 1993.

                                 BALANCE SHEETS

                                     ASSETS
                                                      December 31,
                                                   1995         1994
Current Assets:
Cash and cash equivalents                      $ 1,116,630    $    57,376
Accounts receivable, net of allowances
 of $297,866 in 1995, and $217,647 in 1994       3,540,346      6,105,323
Income tax receivable                               62,182        328,427
Inventory (Note 3)                               8,929,939      5,831,497
Prepaid expenses and other current assets          374,847        490,920
          Total current assets                  14,023,944     12,813,543

Property, Plant and Equipment:
Buildings and improvements                       3,373,101      3,845,815
Machinery and equipment                          5,723,530      5,538,696
                                                 9,096,631      9,384,511
Accumulated depreciation                        (6,825,212)    (6,924,813)
                                                 2,271,419      2,459,698
Land                                               274,267        346,164
Property, plant and equipment, net               2,545,686      2,805,862

          Total assets                         $16,569,630    $15,619,405


                          LIABILITIES AND SHAREHOLDERS' EQUITY

                                                      December 31,
                                                   1995         1994

Current Liabilities:
Note payable (Note 8)                          $       ---    $ 1,925,000
Accounts payable                                 3,076,777      1,922,624
Accrued expenses (Note 7)                          634,528      1,234,307
Accrued warranty                                    99,906        170,535
          Total current liabilities              3,811,211      5,252,466

Long-Term Liabilities:
Note payable (Note 8)                            3,125,000            ---

          Total liabilities                      6,936,211      5,252,466

Shareholders' Equity:
Common shares
 $1 par value, 25,000,000 shares authorized;
 4,052,676 shares issued and outstanding
 at December 31, 1995
 3,957,736 shares issued and outstanding
 at December 31, 1994                            4,052,676      3,957,736
Capital in excess of par value                   1,096,892        959,545
Retained earnings                                4,754,851      5,814,158
Unearned compensation                             (271,000)      (364,500)
          Total shareholders' equity             9,633,419     10,366,939
          Total liabilities and
          shareholders' equity                 $16,569,630    $15,619,405

See accompanying notes to financial statements

                                          STATEMENTS OF OPERATIONS
                                           Year Ended December 31,
                                     1995           1994           1993
Net sales                         $28,300,514    $33,435,447    $36,010,807
Cost and expenses:
 Cost of sales                     25,958,265     30,853,367     34,474,558
 Selling and administrative
  expenses                          2,758,444      3,080,301      3,662,234
 Other (income) expense,
 net (Note 6)                         114,886         35,671         (9,682)
 Gain on sale of fixed assets        (357,774)           ---            ---
 Special charge (Note 9)              886,000      1,200,738            ---
                                   29,359,821     35,170,077     38,127,110
Loss before income taxes           (1,059,307)    (1,734,630)    (2,116,303)
Income tax benefit (Note 4)              ---             ---       (235,000)

Loss before cumulative effect
 of change in accounting principle (1,059,307)    (1,734,630)    (1,881,303)
Cumulative effect of change in
 accounting principle                     ---            ---        101,984
Net loss                          $(1,059,307)   $(1,734,630)   $(1,779,319)

Per-Share Data:
Loss before cumulative effect
 of change in accounting principle   $  (0.26)      $  (0.45)      $  (0.49)
Cumulative effect of change in
 accounting principle                      ---            ---          0.03
Net loss                             $  (0.26)      $  (0.45)      $  (0.46)

Weighted average common and
 common equivalent shares
 outstanding                        4,015,717      3,882,964      3,840,211

                          STATEMENTS OF SHAREHOLDERS' EQUITY

                                 Capital in                         Total
                      Common     excess of  Retained   Unearned     shareholders
                      shares     par value  earnings   compensation equity
Balance,
December 31,1992      $3,833,784 $  739,397 $9,328,107  $(116,670)  $13,784,618
Net loss                     ---        --- (1,779,319)       ---    (1,779,319)
Stock options exercised   42,325     82,760        ---        ---       125,085
Stock repurchased and
 retired                 (16,167)   (64,211)       ---        ---       (80,378)
Amortization of unearned
 compensation                ---        ---        ---     58,335        58,335
Balance,
December 31,1993      $3,859,942 $  757,946 $7,548,788   $(58,335)  $12,108,341

Net loss                     ---        --- (1,734,630)       ---    (1,734,630)
Issuance of stock awards 102,000    262,500        ---   (364,500)         ---
Stock options exercised   17,500     34,063        ---        ---        51,563
Cancellation of stock
 awards                  (21,706)   (94,964)       ---     58,335       (58,335)
Balance,
December 31,1994      $3,957,736 $  959,545 $ 5,814,158 $(364,500)  $10,366,939

Net loss                     ---        ---  (1,059,307)      ---    (1,059,307)
Stock options exercised  116,210    243,154         ---       ---       359,364
Stock repurchased and
 retired                 (21,270)  (105,807)        ---        ---     (127,077)
Amortization of unearned
 compensation                ---        ---         ---    93,500        93,500
Balance,
December 31,1995      $4,052,676 $1,096,892 $ 4,754,851 $(271,000)   $9,633,419

See accompanying notes to financial statements

                             STATEMENTS OF CASH FLOWS
                                                 Year Ended December 31,
                                              1995         1994         1993
Cash flows from operating activities:
 Net loss                                 $(1,059,307) $(1,734,630) $(1,779,319)
Adjustments to reconcile net loss to
cash provided by operating activities:
 Depreciation and amortization                489,432      463,884      430,078
 Net (gain) loss on sale of fixed assets     (357,774)     (13,115)       1,005
 Amortization (reversal) of unearned
  compensation                                 93,500      (58,335)      58,335
 Cumulative effect of change in
  accounting principle                            ---          ---     (101,984)
Changes in current assets and liabilities:
 Income tax receivable                        266,245      (87,419)    (213,157)
 Accounts receivable                        2,564,977     (424,843)    (817,175)
 Inventory                                 (3,098,442)   1,157,360    4,580,699
 Prepaid expenses and other current assets     85,322       (8,483)      40,548
 Accounts payable                           1,154,153      322,806   (2,742,781)
 Accrued expenses                            (765,309)     228,101      405,015
 Income taxes payable                             ---          ---      (13,135)
Net cash used in operating activities        (627,203)    (154,674)    (151,871)

Cash provided by (used in) investing
activities:
 Additions to property, plant and equipment  (346,467)    (683,077)    (616,634)
 Proceeds from the disposition of long-term
  bond                                            ---       25,000          ---
 Proceeds from the disposition of fixed
  assets                                      600,637          ---       58,995
Net cash provided by (used in)
investing activities                          254,170     (658,077)    (557,639)

Cash provided by financing activities:
 Notes payable                              1,200,000      725,000       25,000
 Proceeds from stock options exercised        359,364       51,563      125,085
 Stock repurchased and retired               (127,077)         ---      (80,378)
Net cash provided by financing activities   1,432,287      776,563       69,707

Net increase (decrease) in cash and
 cash equivalents                           1,059,254      (36,188)    (639,803)
Cash and cash equivalents at beginning
 of year                                       57,376       93,564      733,367
Cash and cash equivalents at end of year  $ 1,116,630 $     57,376   $   93,564

Supplemental cash flows disclosure:
 Income taxes paid                        $       --- $    108,226   $   25,000
 Interest paid                            $   164,566 $    119,131   $  132,492

See accompanying notes to financial statements

                            NOTES TO FINANCIAL STATEMENTS
                            December 31, 1995, 1994, 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Cash and Cash Equivalents
  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, commercial paper, certificates of deposit and money market funds, which have an original maturity of three months or less.

Inventory
  Inventory is stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

Property, Plant and Equipment
  Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.
The approximate range of useful lives is as follows:
      Buildings.....15-31 1/2 years    Machinery & Equipment.....5-15 years

Revenue Recognition
  Revenue from sales of products which the company manufactures are recorded at time of shipment.

Research and Development
  Research and development costs for the years ended December 31, 1995, 1994 and 1993 were $1,506,448, $1,392,620, and $1,610,830, respectively, which were 5.3%,
4.2% and 4.5% of annual sales, respectively.

Net Earnings Per Share
  Per-share earnings are computed using the weighted average number of common shares outstanding and give effect to the dilutive effect of stock options, where appropriate. The weighted average number of common and common-equivalent shares for the years 1995, 1994 and 1993 were 4,015,717, 3,882,964, and
3,840,211, respectively.

Income Taxes
  Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 statement of operations.

Financial Instruments
  The fair value of the company's financial instruments does not materially vary from the carrying value of such instruments.

Use of Estimates
  Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Reclassifications
  Where appropriate, certain items relating to the prior years have been reclassified to conform to the presentation in the current year.

(2)  NATURE OF BUSINESS
      The company's primary business is the assembly of electronic components which consist of video color monitors, data display monitors and bonding of touch panels. Monitor and data display sales during the period 1995 to 1993 were made through a sales representative firm (James Industries Inc.) whose Chairman of the Board and principal shareholder is a substantial beneficial shareholder and director of the company. Commissions earned by James Industries Inc. for the years ended December 31, 1995, 1994 and 1993 were approximately
$868,000, $1,047,000 and $1,292,000, respectively.   Commissions owed to James
Industries Inc. as of December 31, 1995, 1994 and 1993 were approximately $103,000, $170,000 and $214,000 respectively. Total commissions as a percentage of sales for the years ended December 31, 1995, 1994 and 1993 were 3.07%, 3.13% and 3.59%, respectively. Sales to James Industries Inc. for the years ended December 31, 1995, 1994 and 1993 were approximately $425,000, $2,216,000 and
$2,104,000, respectively. Outstanding accounts receivable due from James Industries Inc. at December 31, 1995, 1994 and 1993 were $33,000, $535,195 and $286,869, respectively.
      The company had derived 15%, 19% and 15% of total revenue from WMS Industries, respectively, during 1995, 1994 and 1993. In 1993, the company had derived 11% of total revenue from Dynamo Corporation. Sales to customers in foreign countries were 20.1%, 20.0%, and 14.2% in 1995, 1994 and 1993 respectively.

(3)  INVENTORY
At December 31, 1995 and 1994, inventory consisted of the following components:

                              1995          1994
      Raw materials       $ 5,561,981   $ 3,464,327
      Work in progress        435,324       434,901
      Finished goods        2,932,634     1,932,269
           Totals         $ 8,929,939   $ 5,831,497

(4)  INCOME TAXES
The income tax provision (benefit) consisted of the following components for 1995, 1994 and 1993:

                                      1995        1994        1993
   Current Federal                 $     ---   $     ---   $(188,000)
   Deferred Federal                      ---         ---         ---
   Current State                         ---         ---     (47,000)
   Deferred State                        ---         ---         ---
                                   $     ---   $     ---   $(235,000)

The provision (benefit) is classified in the statements of operations as follows:

                                      1995        1994        1993
   Operations                      $     ---   $     ---   $(235,000)
   Extraordinary item -
   utilization of loss carryforward      ---         ---         ---
                                   $     ---   $     ---   $(235,000)

The effective income tax rates for 1995, 1994 and 1993 differed from the expected Federal income tax rate (34%) for the following reasons:

                                      1995        1994        1993
   Computed expected tax (benefit) $(360,000)  $(590,000)  $(720,000)
   State income taxes (benefit)
   net of Federal tax effect         (52,000)    (86,000)    (47,000)
   Other, net                          6,000      36,000       1,000
   Limitations on the utilization
   of tax benefits                   406,000     640,000     531,000
                                   $     ---   $     ---   $(235,000)

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1995 and 1994 consisted of:

                                      1995        1994
Deferred tax assets:
   Allowance for doubtful
    accounts                       $ 115,000   $   84,000
   Warranty reserve                   39,000       66,000
   Inventory reserve                 273,000      308,000
   Restructure reserve                   ---      154,000
   Deferred compensation              36,000          ---
   Contributions carryovers            9,000          ---
   Net operating loss              1,332,000      763,000
    carryforwards
   Alternative minimum tax credit     50,000       43,000
    carryforwards
   General business credit           129,000       59,000
    carryforwards
   Other                              10,000        7,000
Total gross deferred tax assets    1,993,000    1,484,000
   Less valuation allowance       (1,798,000)  (1,248,000)
     Net deferred tax assets         195,000      236,000
Deferred tax liabilities:
   Property, plant & equipment,
    principally depreciation        195,000       236,000
Net deferred taxes                 $    ---    $      ---

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 1995 was an increase of $550,000 primarily due to additional net operating loss carryforwards. At December 31, 1995, the company has net operating loss carryforwards for Federal income tax purposes of approximately $3,450,000 which are available to offset future Federal taxable income, if any, through 2010. The company also has alternative minimum tax credit carryforwards of approximately $50,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the company has general business credit carryforwards of approximately $129,000 which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire during 2004 through 2007.

(5)  STOCK PLANS
The company maintains a Non-qualified Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,400,000 common shares. This plan currently expires December 31, 2005. Options may be granted at not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. As of December 31, 1995, 60 persons were eligible to participate in the plan and 33 persons held outstanding options for an aggregate of 277,411 shares with an average per share option price of $3.38. Such options expire on dates ranging from September 17, 1996 to January 6, 2005. A summary of the information and activity of the stock option plan is shown below:

                                         Outstanding options
                                Number of    Price range     Aggregate
                                 shares       per share        price
Balance at December 31, 1992  $ 250,128    $ 2.875 - 16.500 $ 1,001,831
Options granted                     ---           ---               ---
Options forfeited               (10,000)     3.000 - 16.500     (61,698)
Options exercised               (42,325)     2.875 -  5.375    (125,085)

Balance at December 31, 1993    197,803      2.875 - 16.500     815,048
Options granted                  27,500      3.500 -  3.750     101,250
Options forfeited               (11,482)     2.875 - 16.500     (54,087)
Options exercised               (17,500)     2.875 -  3.000     (51,563)

Balance at December 31, 1994    196,321      2.875 -  5.375     810,648
Options granted                 221,300      2.750              608,575
Options forfeited               (24,000)     2.750 -  5.375    (122,434)
Options exercised              (116,210)     2.750 -  3.750    (359,364)

Balance at December 31, 1995  $ 277,411   $  2.750 -  5.375 $   937,425

(6)  OTHER (INCOME) EXPENSE, NET
Other (income) expense, net consisted of the following:

                                               Year Ended December 31,
                                           1995         1994        1993
       Interest expense, net             $ 164,566   $  119,131   $ 132,492
       Other income, net                   (49,680)     (83,460)   (142,174)
       Net other (income) expense, net   $ 114,886   $   35,671   $  (9,682)

(7)  ACCRUED EXPENSES
Accrued expenses are composed of the following:

                                              December 31,
                                           1995          1994
       Payroll                        $   66,376    $   64,264
       Taxes other than on income        124,791       142,481
       Sales commissions                 102,809       169,513
       Insurance                         176,922       135,573
       Other accrued expenses            163,630        20,155
       Special charge                        ---       702,321
            Total                     $  634,528    $1,234,307

(8)  NOTE PAYABLE
The note payable consisted of a revolving line of credit balance of $3,125,000 and $1,925,000 at December 31, 1995 and 1994, respectively, bearing interest at prime (8.50% at December 31, 1995 and 1994). During 1995, the company entered into a new long-term banking agreement with Harris Trust and Savings Bank for a $7,000,000 revolving line of credit. This agreement runs through September 30, 1998. At December 31, 1995 the company had an unused balance of $3,875,000 on its line of credit. During 1995, the average rate for the borrowings was 8.77%. The long-term note is uncollateralized with certain covenant restrictions.

(9)  SPECIAL CHARGE
During 1995, the company incurred a one time charge of $886,000, or 22 cents per share. This charge related to a warranty issue on monitors shipped to a major customer from 1991 to 1993. This charge covered all contingent liabilities which expired December 31, 1995. During 1994, the company incurred a one time charge of $1,201,000, or 31 cents per share. This charge consisted of $762,000, or 20 cents per share for management reorganization and $439,000, or 11 cents per share for phasing out certain products and severance payments for employee reorganization which consisted of terminating 19 employees. This reorganization was substantially completed at December 31, 1994.

(10)  IMPACT OF NEW ACCOUNTING STANDARDS
Statement of Financial Accounting Standard No. 121 ("Statement 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", requires that long-lived assets and certain identifiable intangibles of an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company is required to comply with Statement 121 in fiscal year 1996 and estimates that its adoption will not have a material effect on the financial statements.

Statement of Financial Accounting Standard No. 123 ("Statement 123") "Accounting for Stock-Based Compensation", will be implemented for the company's 1996 fiscal year. As allowed by the new Statement, the company plans to continue to use Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options. Certain pro forma and other information will be disclosed as if the company had measured compensation costs in a manner consistent with the new Statement. Management has reviewed the Statement and expects that its provisions will not have a material adverse effect on the financial condition or results of operations of the company.

(11)  UNAUDITED QUARTERLY FIANCIAL DATA

Selected quarterly data for 1995 and 1994 are as follows:
(In thousands except per-share data)

                                  1995                          1994
                     First Second Third   Fourth  First    Second  Third  Fourth
Net sales           $6,157 $7,784 $7,842  $6,518  $7,622   $8,597  $8,943 $8,273
Net earnings (loss) $  148 $  149 $(742)  $(614)  $(1,265) $(651)  $  112 $   69
Net earnings (loss)
 per share          $ 0.04 $ 0.03 $(0.18) $(0.15) $(0.33)  $(0.17) $ 0.03 $ 0.02

                          INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP

The Board of Directors
Wells-Gardner Electronics Corporation:

  We have audited the accompanying balance sheets of Wells-Gardner Electronics Corporation as of December 31, 1995 and 1994 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in note 1 to the financial statements, effective January 1, 1993, the company changed its method of accounting for income taxes.

/s/ KPMG PEAT MARWICK LLP

Chicago, Illinois
February 16, 1996

                                 ALBERT S. WELLS, JR.
                        TO RETIRE FROM THE BOARD OF DIRECTORS

  Albert S. Wells, Jr., 75, who has served the company that bears his family's name for more than half a century, will retire from Wells-Gardner's Board of Directors following the election of directors at this year's annual meeting, April 23, 1996. Al has been a Board member for more than 47 years and, before retiring from active employment in 1990, had served as Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer.

  Al joined the company in 1941, as a buyer and expediter in the purchasing department. In 1942, he enlisted in the United States Air Force and began as an instructor in the troop carrier command. He ended his military career as a pilot and spent over a year and a half in the South Pacific.

  During his total of more than 55 years with Wells-Gardner, Al has always set the highest standards of conduct and performance, both for himself and those with whom he worked. He has gained the unqualified respect of peers, customers and suppliers alike. In 1990, the Board of Governors of the Electronics Industry Association (EIA) voted Al an honorary membership in the EIA for his distinguish service and outstanding leadership.

  It is with mixed emotions that we bid Al farewell. On one hand, he has earned his retirement, and we wish him the best of luck in his well-deserved break from the work-a-day world. On the other hand, fellow Board members and all who have had contact with Al know that his contributions will be missed dearly.

  All we can say is....
     Thanks, Al. May you meet with as much success in your future endeavors as you have in the past!


                                 BOARD OF DIRECTORS

Anthony Spier                Albert S. Wells, Jr.         Allan Gardner
Chairman of the Board,       Retired from the             Retired from the
President                    company (1990)               company (1988)
and Chief Executive Officer

James J. Roberts, Jr.        John R. Blouin               Wayne L. Harris
Chairman of the Board        President, James Industries, President, Wayne
and Chief Executive Officer, Inc. (Sales representative   Harris Company
James Industries, Inc.       organization serving the     (Appliance
(Sales representative        electronics and computer     distributor and
organization serving the     industries)                  sales
electronics and computer                                  representative
industries)                                               agency)

William DeNicolo             Ernest R. Wish
Founder and Chairman of      Director of Revenue
the Board of Telular         City of Chicago
Corporation and Chairman
of the Board and President
of DNIC Brokerage Company

                                      OFFICERS

Anthony Spier                Richard L. Conquest           Randall S. Wells
Chairman of the Board,       Vice President of Finance     Executive Vice
President and                Chief Financial Officer       President and General
Chief Executive Officer      and Secretary                 Manager

Larry S. Mahl                John S. Pircon                Kathleen E. Hoppe
Director of Material         Vice President of Marketing   Director of
                             and Engineering               Management
                                                           Information Systems
Mark E. Komorowski           Eugene C. Ahner
Director of Service          Director of Human Resources