Form 10-K, Exhibit 13
period 1996-12-31
WELLS GARDNER ELECTRONICS CORP
filed 1997-03-26
CIK 105608

WELLS-GARDNER ELECTRONICS CORPORATION
                           1996 ANNUAL REPORT


COMPANY PROFILE

Wells-Gardner Electronics Corporation is an ISO 9001 certified video products corporation that designs, manufactures and assembles color video monitors for sale to the gaming, industrial and commercial markets. It has a customer base that is growing both domestically and internationally. Included are makers of coin-operated video games, lottery terminals, video slot machines, video walls, leisure and fitness, INTRANET, media, automotive, kiosk and other display applications. From time to time, the company also engages in contract manufacturing of electronic products designed and marketed by others.

The company's strategic plans include focusing on market segments where its willingness and ability to semi-customize products, quick response time and quality of service differentiate it from its competition. In turn, these strategies enable the company to establish defensible market niches.

Founded in 1925, Wells-Gardner is a publicly traded corporation and maintains its headquarters in Chicago, Illinois.

COMMON SHARE MARKET PRICE & DIVIDENDS

The company's common shares are traded on the American Stock Exchange
(AMEX) under the symbol of WGA. On December 31, 1996, there were 805 holders of record of the company's common shares. No dividends were paid in 1996 or 1995. High and low sales prices by quarter for the last two years were:

                  1996 Prices       1995 Prices
Quarter ended:    High      Low      High    Low
March 31,         4.2500   2.500    5.7500  2.5620
June 30,          4.8750   3.875    5.2500  3.3750
September 30,     4.6250   3.125    6.5000  4.2500
December 31,      4.5000   3.250    4.7500  2.8750

TABLE OF CONTENTS

Selected Financial Results & Corporate Information...   1
President's Report...................................   2
Management's Discussion & Analysis...................   4
Financial Statements.................................   6
Notes to Financial Statements........................   9
Independent Auditors'Report..........................  12
Board of Directors Officers..........................  13

SELECTED FINANCIAL RESULTS & CORPORATE INFORMATION

Years ended December 31, (In thousands except per-share data)

                               1996      1995      1994      1993      1992
Earnings Data:
Net sales                     $36,668   $28,301   $33,435   $36,011   $48,949
Operating earnings (loss)
excluding special charges
& sale of fixed assets            444      (416)     (498)   (2,216)    1,606
Special charges                   ---      (886)   (1,201)      ---       ---
Gain on sale of fixed assets      ---       358       ---       ---       ---
Earnings (loss) from
continuing operations             403    (1,059)   (1,735)   (1,881)    1,017
Earnings from extraordinary
item...
  tax effect of loss
  carryforward                    ---       ---       ---       ---       528
Cumulative effect of change
in accounting principle           ---       ---       ---       102       ---
Net earnings (loss)               403    (1,059)   (1,735)   (1,779)    1,545

PER-SHARE DATA:
Earnings (loss) from
continuing operations            0.10     (0.26)    (0.45)    (0.49)     0.26
Earnings from extraordinary
item...
  tax effect of loss
  carryforward                    ---       ---       ---       ---      0.14
Cumulative effect of change
in accounting principle           ---       ---       ---      0.03       ---
Net earnings (loss)              0.10     (0.26)    (0.45)    (0.46)     0.40

BALANCE SHEET DATA:
Inventory                       7,344     8,930     5,831     6,989    11,570
Working capital                 9,017    10,213     7,561     9,510    11,465
Total assets                   14,125    16,570    15,619    16,085    20,189
Long-Term debt                  1,300     3,125       ---       ---       ---
Shareholders' equity           10,095     9,633    10,367    12,108    13,785

TRANSFER AGENT & REGISTRAR: Shareholders of record who have questions regarding address changes, transfers, lost certificates or other shareholder matters should direct their inquires to: Harris Trust & Savings, 311 West Monroe Street, Chicago, Illinois 60690. Telephone:
(312) 461-6848.

INDEPENDENT AUDITORS: KPMG Peat Marwick LLP, 303 East Wacker Drive, Chicago, Illinois 60601.

OUTSIDE LEGAL COUNSEL: Katten, Muchin & Zavis, 525 West Monroe Street, Chicago, Illinois 60661.

FORM 10-K: A copy of the 1996 Annual Report on Form 10-K, without exhibits, as filed with the Securities and Exchange Commission, is available to shareholders upon written request, without charge. All requests should be directed to: George B. Toma, Vice President of Finance, Chief Financial Officer & Treasurer, Wells-Gardner Electronics Corporation, 2701 North Kildare Avenue, Chicago, Illinois 60639.

ANNUAL SHAREHOLDERS' MEETING: April 22, 1997, 2:00 p.m. at 2701 North Kildare Avenue, Chicago, Illinois.

WORLD WIDE WEB: http://www.wgec.com

                           PRESIDENT'S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS AND EMPLOYEES:

We are pleased to report to you that Wells-Gardner made its first annual profit since 1992. There were many positive accomplishments during 1996 including improvements in productivity, cost control and quality and the release of several new products.

1996 SALES GREW BY 30 PERCENT DUE TO NEW PRODUCTS
1996 sales were $36.7 million, up $8.4 million from 1995. This increase was driven by increased market share in most market segments we serve. There were substantial increases in several segments including:

     * More than doubling the service business which includes the sales of our refurbished monitors.

     * A substantial increase in the coin-operated amusement market due to an increase in market share.

     * More than tripling our sales to the bartop market segment due to the development of a new series of products in 1996.

     * Over $1 million of sales of our new INTRANET product developed in 1996.

     * A large increase in our leisure and fitness sales due to increasing our market share with new products developed in 1996.

Our sales did decline in two market segments, namely gaming and automotive, but we believe our market share in these markets increased. In gaming, the sales of video lottery products declined significantly in 1996, thereby depressing the entire market.

Our video wall sales did not meet expectations. However, we remain optimistic concerning the future of this product and this represents an opportunity for the Company in 1997.

WELLS-GARDNER RELEASED 12 NEW PRODUCTS IN 1996
New products released in the past 2 years accounted for over 72% of 1996 sales. The Company has embarked on an aggressive program of new product introductions releasing 8 new products in 1995, 12 in 1996 with another 10 new products scheduled for 1997 release. Our investment in research and development increased by another 13 percent in 1996.

Of the 12 new products released in 1996, all were voltage free, which means they automatically operate on all voltages anywhere in the world and can be plugged in anywhere from Topeka to Tokyo to Timbuktu. The new products include the INTRANET product, 25" and 27" video wall monitors with new front-mounted controls which are in the process of being patented, 13", 17", 19" and 33" new standard resolution monitors, 17", 27" and 33" VGA monitors and a 16X9 monitor, which approximates the image dimensions of a movie. In addition, the Company released a brand new product concept, Playmaster Extreme, which is a game system that involves using a high definition multisync projector, which projects a high resolution image onto a 200 inch diagonal screen. Management also decided to end its relationship with Wee Chin Enterprise Co. Ltd. of Taiwan, to focus on its other investment opportunities. As a result the Company will cease marketing the "OK Baby" product line.

Management views new product development as the basis for sustainable growth in our served markets.

PROFIT IMPROVED FOR THIRD CONSECUTIVE YEAR
1996 net earnings were $403,000 or 10 cents per share compared to a loss of ($1.1) million or (26) cents per share in 1995, a loss of ($1.7) million or (45) cents per share in 1994 and a loss of ($1.8) million or
(46) cents per share in 1993. The improvement in earnings in 1996 over 1995 came from two major factors:

     * Sales increased by 30 percent.

     * Margins improved by 13 percent caused by additional production throughput of 27 percent more units. Management continues to believe that increasing margins is essential and will continue its focus on this area in 1997.


1996 OPERATING PROFITS INCREASED BY $2.6 MILLION OVER 1993 ON SAME SALES
VOLUME

Sales in 1996 were $36.7 million compared to $36.0 million in 1993. However operating income improved by $2.6 million due primarily to a 76 percent improvement in gross margins. This was due to a combination of a 45 percent increase in manufacturing productivity, a reduction of manpower and overhead expenses including the sale of 25 percent of our plant and a migration to higher margin new products. In addition, selling, general and administrative costs were reduced by over $200,000 while research and development costs increased as part of the program to release new products.

WELLS-GARDNER GENERATED OVER $1 MILLION OF CASH FROM OPERATIONS IN 1996 Wells-Gardner generated over $1 million of cash from operations in spite of sales increasing by 30 percent. Receivable days hit an all-time low of 44 days, compared to 57 days at the end of 1995. This was as a result of the Company's aggressive credit policies. Inventory declined by about $1.6 million and the inventory turns improved to 4.28 turns from 2.61 at the end of 1995. The Company was able to reduce its bank debt from $3.1 million at the end of 1995 to $1.3 million at the end of 1996.

QUALITY REMAINS A TOP PRIORITY
Again in 1996, Wells-Gardner comfortably passed the very exacting annual audit of our ISO 9001 quality accreditation. We were the first open-frame monitor manufacturer in the world to obtain this quality certification. This has been a valuable marketing advantage and has attracted several new prestigious accounts. An important part of our new culture is to "continuously improve" our quality processes and to help us in this effort we have retained Quality Technology Company, a well respected quality consulting Company. As a result of these efforts, our internal defect rates have dropped by 59 percent since the middle of 1994. Our goal is to improve this amount to 75 percent by the end of 1997.

ROAD MAP TO 2000
Wells-Gardner management develops an in-depth long range strategic plan on an annual basis as a road map for the Company. The key issues for the future are:

     * Focus the entire Company operations on customer satisfaction.

     * Grow sales by entering new high margin, high growth markets, releasing approximately 10 new products annually and expanding the product line beyond monitors to improve technological flexibility.

     * Continue to improve margins by a combination of driving material cost out of the products through aggressive procurement actions, improved engineering, increased labor productivity, reduced overhead and developing exclusive relationships with low-cost offshore manufacturers.

     * Enhance quality with the concept that in each of our served markets, Wells-Gardner will be the highest quality vendor.

     * Identify an appropriate acquisition.

We thank all of you for your continued support as we focus on growth and "consistent year by year profitability" through the year 2000 and beyond.
                              Anthony Spier
                              Chairman of the Board, President
                              and Chief Executive Officer

                              March 14, 1997

                  MANAGEMENT'S DISCUSSION & ANALYSIS
   RESULTS OF OPERATIONS, YEARS ENDED DECEMBER 31, 1996, 1995 & 1994

REVENUES:
For the years ended December 31, 1996, 1995 and 1994 the Company had sales of $36,668,000, $28,301,000 and $33,435,000, respectively. The
1996 increase of $8,367,000 or 29.6% from 1995 was attributed to additional sales to the Company's core amusement, data display, leisure fitness and service segments and its new INTRANET and display monitor segments. These increases were offset by lower sales to the automotive and gaming segments. The 1995 decrease of $5,134,000 or 15.4% from 1994 was attributed to lower demand in the amusement and gaming segments.

GROSS PROFIT:
The Company reported gross profit of $5,602,000 or 15.3% in 1996, $3,849,000 or 13.6% in 1995 and $3,975,000 or 11.9% in 1994. The
increase in gross profit from 1996 to 1995 was attributed to increased sales volume, manufacturing efficiencies and the Company's ongoing focus on cost reductions. The increase in gross profit from 1995 to 1994 was attributed to restructuring charges incurred during 1994 and the efficiencies of new production lines during 1995.

ENGINEERING, SELLING & ADMINISTRATIVE:
Engineering, selling and administrative expenses were $5,158,000 in 1996, $4,265,000 in 1995 and $4,473,000 in 1994. The increase in 1996 from 1995 was attributed to new product development, sales commissions paid on the increased sales volume and additional expenditures in employee manning, associated benefits and outside professional fees. The decrease in 1995 from 1994 was attributed to the commissions paid on the lower sales volume.

OPERATING INCOME (LOSS):
The Company's operating income was $444,000 or 11 cents per share in 1996. The Company's operating losses, excluding any gain on sale of fixed assets and special charges, were ($416,000) or (10) cents per share in 1995 and ($498,000) or (13) cents per share in 1994.

OTHER EXPENSE (NET):
Other expense was $41,000 in 1996, $115,000 in 1995 and $36,000 in 1994.
Other expense is the net of interest expense, interest income, payment negotiations and other non-operating miscellaneous receipts. Interest expense was $242,000 in 1996, $165,000 in 1995 and $119,000 in 1994.
The increase in 1996 from 1995 resulted from the additional utilization of the Company's revolving line of credit to fund operations during the 1996 year. The increase in 1995 from 1994 resulted from additional capital needed to finance a higher level of inventory.

GAIN ON SALE OF FIXED ASSETS & SPECIAL CHARGE:
During 1995, the Company realized a gain of $358,000 on the sale of excess warehouse space. The excess space resulted from the installation of new automated production lines. Also during 1995, the Company incurred a charge of $886,000 to settle a warranty issue with a major customer. The Company has retained the customer, which remains a significant contributor to operations. In 1994, the Company incurred a $1.2 million charge for management reorganization and phasing out certain products.

INCOME TAXES:
Tax expense was not recorded in 1996 due to the Company's utilization of its $3.4 million net operating loss carryforward. The Company has not recognized any deferred tax assets. Realization of deferred tax assets is dependent upon the Company generating sufficient taxable earnings in future periods.

NET EARNINGS (LOSS):
The Company's net income was $403,000 or 10 cents per share in 1996. The Company's net loss was ($1,059,000) or (26) cents per share in 1995 and ($1,735,000) or (45) cents per share in 1994. The Company believes that the effect of inflation on past operations has not been significant and anticipates that inflation will not have a significant impact on future operations.

LIQUIDITY & CAPITAL RESOURCES:
Net cash provided by operating activities was $1,042,000 in 1996 compared to net cash used in operating activities of $627,000 in 1995 and $155,000 in 1994. The 1996 increase was attributed to the Company's net income, improved collections, focus on reducing all segments of inventory and lower fourth quarter purchases. Receivable days outstanding decreased to 43.83 in 1996 from 57.19 in 1995, while inventory turns increased to 4.28 in 1996 from 2.61 in 1995.

Net cash used in investing activities was $296,000 in 1996 compared to net cash provided by investing activities of $254,000 in 1995 and net cash used in investing activities was $658,000 in 1994. The 1996 variance was attributed to lower capital expenditures caused by the full implementation of the new production lines in 1994. In 1995, the Company disposed of $601,000 of fixed assets.

Net cash used in financing activities was $1,805,000 in 1996 compared to net cash provided by financing activities of $1,432,000 in 1995 and $777,000 in 1994. The 1996 reduction was attributed to the Company's ability to generate and manage cash to reduce its revolving line of credit from $3,125,000 to $1,300,000. Debt to equity decreased to 12.88% in 1996 from 32.44% in 1995 and 18.57% in 1994.

The Company's financial condition is strong and liquidity has improved. The Company was able to reduce working capital by 12 percent to $9,017,000 in 1996 from $10,213,000 in 1995, while increasing sales by 30 percent. Shareholders' equity increased to $10,095,000 in 1996 from $9,633,000 in 1995 and the current ratio improved to 4.30 from 3.68. The Company believes that its future financial requirements can be met with funds generated from operating activities and from its revolving line of credit.

BALANCE SHEETS


                                ASSETS
                                                       December 31,
                                                   1996            1995
Current Assets:
 Cash & cash equivalents                      $     57,481     $  1,116,630
 Accounts receivable, net of allowances
  of $106,933 in 1996, & $297,866 in 1995        3,895,805        3,540,346
 Income tax receivable                                 ---           62,182
 Inventory (Note 3)                              7,343,843        8,929,939
 Prepaid expenses & other current assets           449,595          374,847
        Total current assets                    11,746,724       14,023,944

Property, Plant & Equipment (at cost):
 Land & land improvements                          274,267          274,267
 Buildings & improvements                        3,461,980        3,373,101
 Machinery & equipment                           5,925,802        5,723,530
  Total property, plant & equipment              9,662,049        9,370,898
 Less accumulated depreciation                  (7,284,170)      (6,825,212)
   Property, plant & equipment, net              2,377,879        2,545,686
       Total assets                           $ 14,124,603     $ 16,569,630

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       December  31,
                                                   1996             1995
Current Liabilities:
 Accounts payable                             $  1,762,736     $  3,076,777
 Accrued expenses                                  967,281          734,434
       Total current liabilities                 2,730,017        3,811,211

Long-Term Liabilities:
 Note payable (Note 8)                           1,300,000        3,125,000
       Total liabilities                         4,030,017        6,936,211

Shareholders'Equity:
 Common shares
  $1 par value, 25,000,000 shares authorized;
  4,068,426 shares issued & outstanding at
  December 31, 1996 4,052,676 shares issued
  & outstanding at December 31, 1995             4,068,426        4,052,676
 Capital in excess of par value                  1,158,308        1,096,892
 Retained earnings                               5,157,953        4,754,851
 Unearned compensation                            (290,101)        (271,000)
       Total shareholders' equity               10,094,586        9,633,419
       Total liabilities & shareholders'
       equity                                 $ 14,124,603     $ 16,569,630

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS

                                                    Year Ended December 31,
                                                1996           1995           1994
Net sales                                 $ 36,667,774   $ 28,300,514   $ 33,435,447
Cost & expenses:
 Cost of sales                              31,066,161     24,451,816     29,460,747
 Engineering, selling & administrative       5,157,948      4,264,893      4,472,921
 Other expense (net) (Note 6)                   40,563        114,886         35,671
 Gain on sale of fixed assets                      ---       (357,774)           ---
 Special charge (Note 9)                           ---        886,000      1,200,738
Net earnings (loss)                       $    403,102   $ (1,059,307)  $ (1,734,630)

Net earnings (loss) per share             $       0.10   $      (0.26)  $      (0.45)


Weighted average common shares outstanding   4,061,860      4,015,717      3,882,964

STATEMENTS OF SHAREHOLDERS' EQUITY

                                           Capital in                       of          Total
                                Common     excess of     Retained      Unearned     shareholders'
                                shares     par value     earnings     compensation     equity
Balance, December 31, 1993  $  3,859,942  $    757,946  $  7,548,788  $     (58,335) $ 12,108,341

Net loss                             ---           ---    (1,734,630)          ---     (1,734,630)
Issuance of stock awards         102,000       262,500           ---       (364,500)          ---
Stock options exercised           17,500        34,063           ---            ---        51,563
Cancellation of stock awards     (21,706)      (94,964)          ---         58,335       (58,335)
Balance, December 31, 1994  $  3,957,736  $    959,545  $  5,814,158  $    (364,500) $ 10,366,939

Net loss                             ---           ---    (1,059,307)           ---    (1,059,307)
Stock options exercised          116,210       243,154           ---            ---       359,364
Stock repurchased & retired      (21,270)     (105,807)          ---            ---      (127,077)
Amortization of unearned
compensation                         ---           ---           ---         93,500        93,500
Balance, December 31, 1995  $  4,052,676  $  1,096,892  $  4,754,851  $   $(271,000) $  9,633,419

Net earnings                         ---           ---       403,102            ---       403,102
Issuance of stock awards          12,000        54,854           ---        (57,304)        9,550
Stock options exercised            3,750         6,562           ---            ---        10,312
Amortization of unearned
compensation                         ---           ---           ---         38,203        38,203
Balance, December 31, 1996  $  4,068,426  $  1,158,308  $  5,157,953  $    (290,101) $ 10,094,586

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

                                                     Year Ended December 31,
                                                 1996         1995          1994
Cash flows from operating activities:
 Net earnings (loss)                        $   403,102   $(1,059,307)   $(1,734,630)
 Adjustments to reconcile net earnings
 (loss) to net cash provided by (used in)
 operating activities:
  Depreciation                                  463,859       489,432        463,884
  Net gain on the sale of fixed assets              ---      (357,774)       (13,115)
  Amortization (reversal) of unearned
  compensation                                   38,203        93,500        (58,335)
 Changes in current assets & liabilities:
 Income tax receivable                           62,182       266,245        (87,419)
  Accounts receivable                          (355,459)    2,564,977       (424,843)
  Inventory                                   1,586,096    (3,098,442)     1,157,360
  Prepaid expenses & other current assets       (74,748)       85,322         (8,483)
  Accounts payable                           (1,314,041)    1,154,153        322,806
  Accrued expenses                              232,847      (765,309)       228,101
Net cash provided by (used in) operating      1,042,041      (627,203)      (154,674)
activities

Cash provided by (used in) investing
activities:
  Additions to property, plant &
  equipment, net                               (296,052)     (346,467)      (683,077)
  Proceeds from the disposition of
  long-term bond                                    ---           ---         25,000
  Proceeds from the disposition
  of fixed assets                                   ---       600,637            ---
Net cash provided by (used in)
investing activities                           (296,052)      254,170       (658,077)

Cash provided by (used in) financing
activities:
  Notes payable                              (1,825,000)    1,200,000        725,000
  Proceeds from stock options exercised          19,862       359,364         51,563
  Stock repurchased & retired                       ---      (127,077)           ---
Net cash provided by (used in) financing
activities                                   (1,805,138)    1,432,287        776,563

Net increase (decrease) in cash &
cash equivalents                             (1,059,149)    1,059,254        (36,188)
Cash & cash equivalents at beginning
of year                                       1,116,630        57,376         93,564
Cash & cash equivalents at end of year      $    57,481   $ 1,116,630    $    57,376

Supplemental cash flows disclosure:
  Income taxes paid                         $       ---   $       ---    $   108,226
  Interest paid                             $   241,844   $   164,566    $   119,131

See accompanying notes to financial statements

         NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 1996, 1995 & 1994

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH & CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, commercial paper, certificates of deposit and money market funds, which have an original maturity of three months or less.

INVENTORY
Inventory is stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The approximate range of useful lives is as follows:
 Buildings....15 - 31 1/2 years   Machinery & Equipment....5 - 15 years

REVENUE RECOGNITION
Revenue from sales of products which the Company manufactures are recorded at time of shipment.

EARNINGS PER SHARE
Net earnings per share is computed based upon the number of weighted average common shares outstanding.

FINANCIAL INSTRUMENTS
The fair value of the Company's financial instruments does not materially vary from the carrying value of such instruments.

RECLASSIFICATIONS
Where appropriate, certain items relating to the prior years have been reclassified to conform to the current year's presentation.

RESEARCH & DEVELOPMENT
Research and development costs for the years ended December 31, 1996, 1995 and 1994 were $1,700,935, $1,506,448, and $1,392,620, respectively, which were 4.6%, 5.3% and 4.2% of annual sales, respectively.

USE OF ESTIMATES
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

LONG-LIVED ASSETS
Long-Lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts should be evaluated. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company has determined that as of December 31, 1996, there has been no impairment in the carrying values of long-lived assets.

(2)  NATURE OF BUSINESS & RELATED PARTIES
The Company's primary business is the assembly of electronic components which consist of video color monitors, data display monitors and bonding of touch panels. Monitor and data display sales during the period 1996 to 1994 were made through a sales representative firm (James Industries Inc.) whose Chairman of the Board and principal shareholder is a substantial beneficial shareholder and director of the Company. Commissions earned by James Industries Inc. for the years ended December 31, 1996, 1995 and 1994 were approximately $1,225,000, $868,000 and
$1,047,000, respectively. Commissions owed to James Industries Inc. as of December 31, 1996, 1995 and 1994 were approximately $169,000, $103,000 and $170,000 respectively. Total commissions as a percentage of sales for the years ended December 31, 1996, 1995 and 1994 were 3.3%, 3.1% and 3.1%, respectively. Sales to James Industries Inc. for the years ended December 31, 1996, 1995 and 1994 were approximately $543,000, $425,000 and $2,216,000, respectively. Outstanding accounts receivable due from James Industries Inc. at December 31, 1996, 1995 and 1994 were approximately $40,000 $33,000 and $535,000, respectively.

The Company's largest customer accounted for total revenues of 18%, 15% and 19% in 1996, 1995 and 1994, respectively. Sales to customers outside the United States were 13.2%, 20.1%, and 20.0% of total revenues in 1996, 1995 and 1994, respectively.

(3)  INVENTORY
Inventory consisted of the following components:

                                    December 31,
                                 1996           1995
    Raw materials           $  4,670,279   $  5,561,981
    Work in progress             597,574        435,324
    Finished goods             2,075,990      2,932,634
          Total             $  7,343,843   $  8,929,939

(4)  INCOME TAXES
The effective income tax rates for 1996, 1995 and 1994 differed from the expected Federal income tax rate (34%) for the following reasons:

                                              1996        1995          1994
    Computed expected tax (benefit)      $  137,000   $ (360,000)   $ (590,000)
    State income taxes (benefit) net of
    Federal tax effect                       20,000      (52,000)      (86,000)
    Other, net                                8,000        6,000        36,000
    Limitations on and utilization
    of tax benefits                        (165,000)     406,000       640,000
                                         $      ---   $      ---    $      ---

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1996 and 1995 consisted of:

   Deferred tax assets:                             1996         1995
     Allowance for doubtful accounts            $    41,000     $   115,000
     Warranty reserve                                37,000          39,000
     Inventory reserve                              169,000         273,000
     Separation charge                               39,000             ---
     Deferred compensation                              ---          36,000
     Contributions carryovers                        14,000           9,000
     Net operating loss carryforwards             1,293,000       1,332,000
     Alternative minimum tax credit
     carryforwards                                   50,000          50,000
     General business credit carryforwards          129,000         129,000
     Other                                            8,000          10,000
      Total gross deferred tax assets             1,780,000       1,993,000
      Less valuation allowance                   (1,623,000)     (1,798,000)
      Net deferred tax assets                       157,000         195,000
   Deferred tax liabilities:
     Property, plant & equipment,
      principally depreciation                      157,000         195,000
    Net deferred taxes                          $       ---     $       ---

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.
The net change in the valuation allowance for the year ended December 31, 1996 was an decrease of $175,000 primarily due to the utilization of net operating loss carryforwards. At December 31, 1996, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $3,350,000 which are available to offset future Federal taxable income, if any, through 2010. The Company also has alternative minimum tax credit carryforwards of approximately $50,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $129,000 which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire during 2004 through 2007.

(5)  STOCK PLANS
The Company maintains a Non-qualified Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,400,000 common shares and a Nonemployee Director Stock Plan under which directors may acquire up to 250,000 common shares. Options may be granted thru December 31, 2004 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 1996, 72 persons were eligible to participate in the plans and 43 persons held outstanding options. Such options expire on dates ranging from April 24, 2000 to August 13, 2006.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement of Financial Accounting Standards No. 123 (``FAS 123''), the Company's net earnings available to common shareholders and net earnings per common share would have been reduced to the pro forma amounts indicated below:

                                                    1996        1995
Net earnings (loss) available to common shareholders

                          As reported             $403,102  ($1,059,307)
                          Pro forma               $342,375  ($1,085,070)

Net earnings (loss) per common and common
equivalent share
                          As reported                $0.10       ($0.26)
                          Pro forma                  $0.09       ($0.27)


Under the stock option plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1996 and 1995, respectively: expected volatility of 20 percent; risk free interest rates ranging from
5.2 percent to 7.9 percent; and expected lives of 5 years. Additional information on shares subject to options is as follows:

                                       1996                      1995                       1994
                                      Weighted                  Weighted                   Weighted
                                      Average                   Average                    Average
                          1996        Exercise       1995       Exercise      1994         Exercise
                         Options      Price         Options     Price        Options       Price
Outstanding at
beginning of year       277,411          3.38      196,321         4.13      197,803         3.24
Granted                 263,054          3.30      221,300         2.75       27,500         3.68
Forfeited               (13,500)         3.13      (24,000)        5.10      (11,482)        4.71
Exercised                (3,750)         2.75     (116,210)        3.09      (17,500)        2.95
Outstanding at end
of year                 523,215          3.35      277,411         3.38      196,321         4.13

Options exercisable
at year end             215,900                     99,561                   152,946

The following table summarizes information about stock options outstanding at December 31, 1996:

                                       Weighted
                                       Average       Weighted
          Range of        Options      Remaining     Average      Options
          Exercise      Outstanding   Contractual    Exercise    Exercisable
          Prices        at 12/31/96     Life          Price      at 12/31/96
            3.00              4,900        3           3.00           4,900
            2.875            17,536        4           2.88          17,536
            5.375            58,000        5           5.38          58,000
         3.50 - 3.75         17,500        7           3.64          10,625
            2.75            167,225        8           2.75          60,324
         3.125 - 4.25       258,054        9           3.31          64,515
                            523,215        8           3.35         215,900

(6)  OTHER EXPENSE (NET)
Other expense (net) consisted of the following components:

                                     December 31,
                              1996       1995         1994
    Interest expense, net  $ 241,844    $ 164,566    $ 119,131
    Other income, net       (201,281)     (49,680)     (83,460)
    Other expense (net)    $  40,563    $ 114,886    $  35,671

(7)  ACCRUED EXPENSES
Accrued expenses consisted of the following components:

                                               December 31,
                                           1996            1995
    Payroll and additional salary       $  254,619   $   66,376
    Taxes other than on income             125,989      124,791
    Sales commissions                      168,726      102,809
    Insurance                              172,350      176,922
    Warranty                                97,101       99,906
    Other accrued expenses                 148,496      163,630
          Total                         $  967,281   $  734,434

(8)  NOTE PAYABLE
The note payable consisted of a revolving line of credit balance of $1,300,000 and $3,125,000 at December 31, 1996 and 1995, respectively, bearing interest at prime (8.25% at December 31, 1996 and 8.50% at December 31, 1995). During 1995, the Company entered into a new long-term banking agreement with Harris Trust and Savings Bank for a $7,000,000 revolving line of credit. This agreement runs through September 30, 1998. At December 31, 1996 the Company had an unused balance of $5,649,600 on its line of credit. During 1996, the average rate for the borrowings was 8.28%. The long-term note is uncollateralized with certain covenant restrictions. The Company had an outstanding letter of credit balance of $50,400 and $428,538 at December 31, 1996 and 1995 respectively.

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

(10)  LEASE COMMITMENTS
The Company leases certain data processing equipment under lease agreements expiring through the year 2001. The following is a schedule of future minimum lease payments required under operating leases as of December 31, 1996:

                      Year ending
                      December 31,     Amount
                        1997        $  27,961
                        1998           27,961
                        1999           23,644
                        2000           20,100
                        2001           20,100
                      Thereafter          ---
                                    $ 119,766

Rent expense related to operating leases was approximately $6,411, $12,568 and $4,880 during the years ended December 31, 1996, 1995 and 1994, respectively.

(11)  UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 1996 and 1995 are as follows:
(In thousands except per-share data)

                                                 1996
                                 First     Second    Third     Fourth
Net sales                      $ 10,429  $  9,158  $  7,950  $  9,131
Net earnings (loss)            $    265  $    151  $    164  $   (177)
Net earnings (loss) per share  $   0.07  $   0.03  $   0.04  $  (0.04)

                                                 1995
                                 First     Second    Third     Fourth
Net Sales                      $  6,157  $  7,784  $  7,784  $  6,518
Net earnings (loss)            $    148  $    149  $   (742) $   (614)
Net earnings (loss) per share  $   0.04  $   0.03     (0.18)    (0.15)

                      INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wells-Gardner Electronics Corporation:

We have audited the accompanying balance sheets of Wells-Gardner Electronics Corporation as of December 31, 1996 and 1995 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK, LLP
Chicago, Illinois
January 31, 1997

                           BOARD OF DIRECTORS

ANTHONY SPIER            ALLAN GARDNER            JAMES J. ROBERTS, JR.
Chairman of the          Retired from the         Chairman of the Board
Board, President         Company in 1988          & Chief Executive
& Chief Executive                                 Officer of James
Officer                                           Industries, Inc.

JOHN R. BLOUIN           H. WAYNE HARRIS          RANDALL S. WELLS
President of James       President of Wayne       Executive Vice
Industries, Inc.         Harris Company           President & General
                                                  Manager

WILLIAM L. DENICOLO      IRA J. KAUFMAN           ERNEST R. WISH
Founder & Chairman of    Senior Managing          Chairman of the Board
the Board of Telular     Director of Mesirow      of WRM, Inc.
Corporation & Chairman   Financial, Inc.
of the Board and
President of DNIC
Brokerage Company

                           OFFICERS

ANTHONY SPIER            MARK E. KOMOROWSKI       GEORGE B. TOMA CPA,CMA
Chairman of the          Vice President &         Vice President of
Board, President         General Manager of       Finance, Chief
& Chief Executive        Services                 Financial Officer &
Officer                                           Treasurer

EUGENE C. AHNER          LARRY S. MAHL            RANDALL S. WELLS
Director of Human        Director of Materials    Executive Vice
Resources & Secretary                             President & General
& Secretary                                       Manager

KATHLEEN E. HOPPE        JOHN S. PIRCON
Director of Management   Vice President of
Information Systems      Marketing & Engineering