Form 10-K, Exhibit 13
period 1997-12-31
WELLS GARDNER ELECTRONICS CORP
filed 1998-03-25
CIK 105608

WELLS-GARDNER ELECTRONICS CORPORATION
                           1997 ANNUAL REPORT


Corporate Profile


Founded in 1925, Wells-Gardner Electronics Corporation is an ISO 9001 certified video products corporation which designs, manufactures and assembles color video monitors for the coin-operated video games, lottery and gaming machines, leisure and fitness, service, automotive and display markets.


     Table of Contents

     Selected Financial Data & Common Share Market
     Price....................................                 1
     President's Report.......................                 2
     Management's Discussion & Analysis.......                 4
     Financial Information....................                 6
     Notes to Financial Statements............                 9
     Independent Auditors'Report..............                 15

Selected Financial Data
Years ended December 31, (In thousands except per-share data)

                                         1997       1996       1995       1994       1993
Earnings Data:
Net sales                              $42,989    $36,668    $28,301    $33,435    $36,011
Earnings (loss) from operations
 excluding special charges, sale of
 fixed assets & accounting change      $ 1,124    $   563    $  (375)   $  (407)   $(2,046)
Special charges                            ---        ---    $  (886)   $(1,201)       ---
Gain on sale of fixed assets               ---        ---    $   358        ---        ---
Cumulative effect of change in
 accounting principle                      ---        ---        ---        ---    $   102
Net earnings (loss)                    $   775    $   403    $(1,059)   $(1,735)   $(1,779)

Basic Per-Share Data:
Earnings (loss) from continuing
 operations                            $  0.19    $  0.10    $( 0.26)   $( 0.45)   $( 0.49)
Cumulative effect of change in
accounting principle                       ---        ---        ---        ---    $  0.03
Net earnings (loss)                    $  0.19    $  0.10    $( 0.26)   $( 0.45)   $( 0.46)

Dilutive Per-Share Data:
Earnings (loss) from continuing
 operations                            $  0.18    $  0.10    $( 0.26)   $( 0.45)   $( 0.49)
Cumulative effect of change in
 accounting principle                      ---        ---        ---        ---    $  0.03
Net earnings (loss)                    $  0.18    $  0.10    $( 0.26)   $( 0.45)   $( 0.46)

Balance Sheet Data:
Inventory                              $ 9,257    $ 7,344    $ 8,930    $ 5,831    $ 6,989
Working capital                        $10,915    $ 9,017    $10,213    $ 7,561    $ 9,510
Total assets                           $17,520    $14,125    $16,570    $15,619    $16,085
Debt                                   $ 1,800    $ 1,300    $ 3,125    $ 1,925    $ 1,200
Shareholders' equity                   $11,385    $10,095    $ 9,633    $10,367    $12,108


Common Share Market Price


The company's common shares are traded on the American Stock Exchange under the symbol WGA. On December 31, 1997, there were approximately 750 holders of record of the common shares. No dividends were paid in 1997 or 1996. High and low sales prices for the last two years were:

                           1997 Prices      1996 Prices

Quarter ended:             High     Low     High    Low
March 31,                  $4.50   $3.38   $4.25   $2.50
June 30,                   $4.38   $3.38   $4.88   $3.88
September 30,              $6.88   $4.00   $4.63   $3.13
December 31,               $7.19   $5.00   $4.50   $3.25

PRESIDENT'S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS AND EMPLOYEES:

We are pleased to report to you that Wells-Gardner reported a profit for the second consecutive year, a feat not accomplished since 1988. In addition, the Company reported a profit for 7 of the last 8 quarters, demonstrating a consistent earnings performance. There continued to be many positive accomplishments such as improvements in productivity and quality and the release of a dozen new and exciting products, including a new non-monitor product.

Strategic Planning For The Future
Your management and Board of Directors have spent considerable effort in identifying the long term prospects for the Company. New and significant goals have been established and we are proceeding to implement actions which will allow us to continue the current trend of increasing sales volume and profits.

     * Key to this strategy is a commitment to be the ``best-in-class'' quality supplier in our served markets. The Company obtained a further 3 years certification through the year 2000 of the ISO 9001 accreditation. As has been previously mentioned, we were the first open-frame monitor manufacturer to obtain this quality certification and it has been a valuable marketing advantage in selling to several highly prestigious accounts. During 1997 we employed a very experienced Director of Quality, who is working with our consultants to lead the effort with increased training of our production and engineering personnel and the linking of quality and price with our key electronics vendors. We are extremely pleased with the results thus far.

     * Even though our plans provide for significant internal growth within our existing businesses, we recognize the need to enter other growth markets, probably through the acquisition of another Company. Our goal is to reach one hundred million dollars in sales by December 31, 2000! The motto which we have adopted is ``100 by 2000.''

Wells-Gardner Released 12 New Products In 1997
In 1995, the Company embarked upon a strategic program of releasing new products at the rate of approximately one per month. In the last 3 years, Wells-Gardner has brought a total of 32 new products to market, of which 12 were released in 1997. The Company has implemented a strategic initiative to use offshore engineering groups as a significant resource in research and development. Management's policy is to develop new products from marketing specification to release to the market, including comprehensive beta-site and design verification testing within 12 months, which has been reduced from 36 months in 1994.

The new products included the release of the new WG2 line of high value monitors manufactured offshore, the new generation of large size standard resolution and medium resolution monitors, the new high value VGA monitors, the 33'' VGA product and the new Presentation Monitor.

Approximately 94 percent of 1997 revenues were derived from the 32 new products released since January 1995.

Operations Improve Again in 1997
Net earnings almost doubled to 19 cents per share from 10 cents in 1996. This represents the fourth consecutive year of improved profitability. Also 1997 sales were $43.0 million up 17% from 1966 and up 52% over the 1995 sales level with the growth being derived from almost all market segments. In addition, we have set the stage for further margin improvements through our release of new products during the year.

Our balance sheet remains strong. The current ratio improved 3:52 to 1 with inventory turns declining slightly to 3.93 from 4.28 in 1996. Although receivable days outstanding increased to 52 days, we still out-performed industry averages. Your shareholder equity improved to $2.70.

Letter Of Intent To Acquire Data Ray Corporation
On February 18, 1998 Wells-Gardner announced that it had signed a letter of intent to acquire 100 percent of Data Ray Corporation of Westminster, Colorado for cash. Data Ray Corporation is the number 1 manufacturer of medical monitors in the Unites States with estimated sales of about $25 million. Wells-Gardner's annual sales for a full year will increase by 58 percent to about $68 million. We anticipate closing this transaction by the end of April, 1998.

This is a key step to implement our strategy of ``100 by 2000." We also anticipate making further acquisitions in the medical market in the future.

On a personal note, I would like to note the retirement of Allan Gardner in August 1997 from your Board of Directors. All of us will miss his special and unique contribution to the Company that bears his name.

We thank all of you for your continued support as we embark on our course to meet our strategic goals for the year 2000 and beyond.


Anthony Spier
Chairman of the Board, President
and Chief Executive Officer

March 13, 1998

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION &
RESULTS OF OPERATIONS

Results of Operations
The following table sets forth the percentage of net sales represented by each line item presented in the Company's Statements of Operations as of December 31.

                                             Percent of Net Sales

                                     1997           1996           1995
Net Sales......................     100.0%         100.0%         100.0%

Cost of Sales..................      84.2%          84.4%          86.3%

Gross Profit...................      15.8%          15.6%          13.7%

Engineering, Selling &
 Administrative................      13.2%          14.1%          15.1%

Operating Income (Loss)........       2.6%           1.5%          (1.4%)

Other Expense (net)............        .8%            .4%            .5%

Gain on Sale of Fixed Assets...       ---            ---           (1.3%)

Special Charge.................       ---            ---            3.1%

Net Earnings (Loss)............       1.8%           1.1%          (3.7%)

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996 Net sales increased 17.2% to $42,989,000 in 1997 compared to $36,668,000 in 1996. The 1997 increase was attributed to sales growth primarily in the gaming and service segments and the release of 12 new products during the year.

Gross profit for 1997 was $6,801,000 or 15.8% of sales compared to $5,721,000 or 15.8% of sales in 1996. Gross margin improved for the fourth consecutive year as the Company introduced the WG2 line of high value monitors manufactured in Asia and the release of new products.

Engineering, selling and administrative expenses decreased .9% of sales to $5,677,000 in 1997 compared to $5,158,000 in 1996. The 1997 results include an increase in the Company's provision for doubtful accounts by $154,000 to fully reserve for a customer in financial difficulties and additional sales commissions paid on the increased sales volume. The percentage decrease is reflective of the Company's continued focus on increasing net sales without adding proportionate overhead expenses.

Operating income for 1997 was $1,124,000 compared to $563,000 in 1996, an increase of 99.6%. Other expense (net) increased to $339,000 in 1997 compared to $160,000 in 1996. The Company recorded an income tax provision of $10,000 in 1997, but did not record an income tax expense for 1996 due to the Company's utilization of its net operating loss carryforward. As of December 31, 1997, the Company has available a net operating loss carryforward of approximately $2.44 million.

As of December 15, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, ``Earnings Per Share'' and restated previously reported earnings per share as required. Statement No. 128 simplifies the standards for computing earnings per share. It replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. Also, during 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, ``Comprehensive Income.'' Statement No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. These new accounting standard only affects financial statement presentation and will not have a material impact on the Company.

Net income for 1997 was $775,000 compared to $403,000 in 1996, an increase of 92.3%. For 1997, basic earnings per share were 19 cents and diluted earnings per share were 18 cents, whereas 1996 reported basic and diluted earnings per share of 10 cents.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995 Net sales increased 29.6% to $36,668,000 in 1996 compared to $28,310,000 in 1995. The 1996 increase was attributed to additional sales to the amusement, display, INTRANET, leisure/fitness and service segments.

Gross profit for 1996 was $5,721,000 or 15.6% of sales compared to $3,890,000 or 13.7% of sales in 1995. The increase in gross profit from 1996 to 1995 was attributed to increased sales volume, manufacturing efficiencies and the Company's ongoing focus on cost reductions.

Engineering, selling and administrative expenses decreased 1.0% of sales to $5,158,000 in 1996 compared to $4,265,000 in 1995. The 1996 results include an increase in new product development as the Company has released 32 new products since 1995 and additional sales commissions paid on the increased sales volume. The percentage decrease is reflective of the Company's effort of increasing sales while maintaining and controlling its costs.

Operating income for 1996 was $563,000 compared to an operating loss of ($375,000) in 1995. Other expense (net) was consistent as $160,000 was incurred in 1996 compared to $156,000 in 1995. During 1995, the Company realized a gain of $358,000 on the sale of excess warehouse space. Also during 1995, the Company incurred a charge of $886,000 to settle a warranty issue with a major customer. The Company has retained the customer, which remains a significant contributor to operations. The Company did not record an income tax expense in 1996 or 1995 due to the Company's utilization of its net operating loss carryforward.

Net income for 1996 was $403,000 compared to a net loss of ($1,059,000) in 1995. As stated, the Company adopted FAS 128 which establishes basic and diluted earnings per share presentation. For 1996, basic and diluted earnings per share were 10 cents per share, whereas 1995 reported basic and diluted loss per share of (26) cents.

Liquidity & Capital Resources
The Company's financial condition and liquidity are strong. The Company's 1997 current ratio remains strong at 3.52 compared to 4.30 in 1996. Accounts receivable increased to $5,232,000 in 1997 compared to $3,896,000 in 1996. Days outstanding were 52 days in 1997 compared to 44 in 1996; both which are far below the industry average of 75 days. Inventory has increased to $9,257,000 in 1997 compared to $7,344,000 in 1996. The increase can be attributed to higher finished goods inventory as the Company began shipments of its new WG2 product and higher raw materials as the Company made a special accommodation for a large customer. Inventory turns were 3.93 in 1997 compared to 4.28 in 1996; both exceed the industry average of 3.40. Capital expenditures were $296,000 in 1997 consistent with $296,000 in 1996.

Accounts payable  has  increased  to  $3,453,000  in  1997  compared  to
$1,763,000 in 1996. This increase is attributed to funding higher inventory at year-end. Long-term note payable increased to $1,800,000 in 1997 compared to $1,300,000 in 1996. This increase in borrowing was primarily for funding working capital and higher sales growth. During 1997, the Company extended its long-term borrowing agreement until the year 2000. Debt to equity remains low as it was 15.8% at the end of 1997 compared to 12.9% at year-end 1996. Shareholders' equity increased to $11,385,000 in 1997 from $10,095,000 in 1996, and the book value improved to $2.70 per share in 1997 compared to $2.48 per share in 1996.

Overall, the Company believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility.

Inflation
Management believes that the effect of inflation on past operations has not been significant and anticipates that inflation will not have a significant impact on future operations.

Year 2000
Management believes that the effect of the year 2000 will not have a significant impact on future operations and is in the process of testing and correcting its systems as well as contacting key suppliers and customers as to the impact it may have on their operations.

Balance Sheets

                        ASSETS

                                                         December 31,
                                                     1997            1996
Current Assets:
  Cash & cash equivalents                         $   149,787     $    57,481
  Accounts receivable, net of allowances
  of $264,300 in 1997, & $106,933 in 1996           5,231,835       3,895,805
  Note receivable (Note 2)                            374,507             ---
  Inventory (Note 3)                                9,256,552       7,343,843
  Prepaid expenses & other current assets             237,455         449,595
             Total current assets                 $15,250,136     $11,746,724

Property, Plant & Equipment (at cost):
  Land                                                206,144         206,144
  Land improvements                                    71,243          71,243
  Buildings & improvements                          3,521,753       3,458,860
  Machinery & equipment                             6,049,931       5,925,802
   Total property, plant & equipment                9,849,071       9,662,049
  Less accumulated depreciation                    (7,578,823)     (7,284,170)
         Property, plant & equipment, net         $ 2,270,248     $ 2,377,879
             Total assets                         $17,520,384     $14,124,603


                        LIABILITIES AND SHAREHOLDERS' EQUITY

                                                         December 31,
                                                     1997            1996
Current Liabilities:
  Accounts payable                                $ 3,453,251     $ 1,762,736
  Income taxes payable                                 10,000             ---
  Accrued expenses (Note 8)                           872,211         967,281
             Total current liabilities            $ 4,335,462     $ 2,730,017

Long-Term Liabilities:
  Note payable (note 9)                             1,800,000       1,300,000
             Total Liabilities                    $ 6,135,462     $ 4,030,017

Shareholders' Equity:
  Common shares, $1 par value; 25,000,000
   shares authorized; 4,215,083 shares issued
   & outstanding at December 31, 1997
   4,068,426 shares issued & outstanding at
   December 31, 1996                                4,215,083       4,068,426
   Capital in excess of par value                   1,424,496       1,158,308
   Retained earnings                                5,933,193       5,157,953
   Unearned compensation                             (187,850)       (290,101)
             Total shareholders' equity           $11,384,922     $10,094,586
             Total liabilities & shareholders'
             equity                               $17,520,384     $14,124,603

See accompanying notes to financial statements

Statements of Operations

                                            Year Ended December 31,
                                        1997         1996          1995
Net sales                          $42,988,526   $36,667,774   $28,300,514
Cost & expenses:
  Cost of sales                     36,187,438    30,946,600    24,410,896
  Engineering, selling &
   administrative                    5,677,183     5,157,948     4,264,893
  Other expense (net) (Note 7)         338,665       160,124       155,806
  Gain on sale of fixed assets             ---           ---      (357,774)
  Special charge (Note 10)                 ---           ---       886,000
  Earnings (loss) before
   income taxes                        785,240       403,102    (1,059,307)
  Income tax                            10,000           ---           ---
  Net earnings (loss)              $   775,240   $   403,102   $(1,059,307)

  Basic net earnings (loss)
   per share                             $0.19         $0.10        $(0.26)

  Diluted net earnings (loss)
   per share                             $0.18         $0.10        $(0.26)

  Basic average common shares
   outstanding                       4,128,524     4,061,860     4,015,717

  Diluted average common shares
   outstanding                       4,316,368     4,153,762     4,015,717

Statements of Shareholders' Equity

                                              Capital in                                       Total
                               Common         excess of       Retained       Unearned       shareholders'
                               shares         par value       earnings      compensation       equity
December 31, 1994           $ 3,957,736     $   959,545     $ 5,814,158     $  (364,500)    $10,366,939

Net loss                            ---             ---      (1,059,307)            ---      (1,059,307)
Stock options exercised         116,210         243,154             ---             ---         359,364
Stock repurchased & retired     (21,270)       (105,807)            ---             ---        (127,077)
Amortization of unearned
 compensation                       ---             ---             ---          93,500          93,500
December 31, 1995           $ 4,052,676     $ 1,096,892     $ 4,754,851     $  (271,000)    $ 9,633,419

Net earnings                        ---             ---         403,102             ---         403,102
Issuance of stock awards         12,000          54,854             ---         (57,304)          9,550
Stock options exercised           3,750           6,562             ---             ---          10,312
Amortization of unearned
 compensation                       ---             ---             ---          38,203          38,203
December 31, 1996           $ 4,068,426     $ 1,158,308     $ 5,157,953     $  (290,101)    $10,094,586

Net earnings                        ---             ---         775,240             ---         775,240
Issuance of stock awards         30,400          86,750             ---        (115,050)          2,100
Stock options exercised         116,257         179,438             ---             ---         295,695
Amortization of unearned
 compensation                       ---             ---             ---         217,301         217,301
December 31, 1997           $ 4,215,083     $ 1,424,496     $ 5,933,193     $  (187,850)    $11,384,922
See accompanying notes to financial statements

Statements of Cash Flows

                                                           Year Ended December 31,
                                                     1997           1996           1995
Cash flows from operating activities:
 Net earnings (loss)                             $   775,240    $   403,102    $ (1,059,307)
 Adjustments to reconcile net earnings
  (loss) to net cash provided by (used in)
  operating activities:
   Depreciation                                      403,989        463,859         489,432
   Net gain on the sale of fixed assets                  ---            ---        (357,774)
   Amortization of unearned compensation             217,301         38,203          93,500
 Changes in current assets & liabilities:
 Income tax receivable                                   ---         62,182         266,245
 Accounts receivable                              (1,336,030)      (355,459)      2,564,977
 Note receivable                                    (374,508)           ---             ---
 Inventory                                        (1,912,709)     1,586,096      (3,098,442)
 Prepaid expenses & other current assets             212,141        (74,748)         85,322
 Accounts payable                                  1,690,515     (1,314,041)      1,154,153
 Income taxes payable                                 10,000            ---             ---
 Accrued expenses                                    (95,071)       232,847        (765,309)
Net cash provided by (used in) operating
 activities                                      $  (409,132)   $ 1,042,041    $   (627,203)

Cash provided by (used in) investing
 activities:
 Additions to property, plant & equipment, net      (296,357)      (296,052)       (346,467)
 Proceeds from the disposition of fixed assets           ---            ---         600,637
Net cash provided by (used in) investing
 activities                                      $  (296,357)   $  (296,052)   $    254,170

Cash provided by (used in) financing
 activities:
 Borrowings (repayments) from note payable           500,000     (1,825,000)      1,200,000
 Proceeds from stock options exercised               297,795         19,862         359,364
 Stock repurchased & retired                             ---            ---        (127,077)
Net cash provided by (used in) financing
 activities                                         $797,795    $(1,805,138)   $  1,432,287

Net increase (decrease) in cash & cash
 equivalents                                          92,306     (1,059,149)      1,059,254
Cash & cash equivalents at beginning of year          57,481      1,116,630          57,376
Cash & cash equivalents at end of year           $   149,787    $    57,481    $  1,116,630


Supplemental cash flows disclosure:
 Income taxes paid                                       ---            ---             ---
 Interest paid                                   $   222,375    $   241,844    $    164,566

See accompanying notes to financial statements

Notes to Financial Statements - December 31, 1997, 1996 & 1995

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

  Buildings....15 - 31 1/2 years   Machinery & Equipment...5 - 15 years

Revenue Recognition
  Revenue from sales of products which are recorded at time of shipment.

Earnings Per Share
  In December, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share". The standard establishes new methods for computing and presenting earnings per share ("EPS") and replaces the presentation of primary and fully-diluted EPS with basic and diluted EPS. For presentation purposes, basic EPS is based on the weighted average number of shares outstanding whereas diluted EPS includes the dilutive effect of unexercised common stock equivalents. Net loss per share is based on the weighted average number of shares outstanding and does not include the effect of unexercised stock options. All prior years reported within this report have been restated to conform with this standard.

Financial Instruments
  The fair value of the Company's financial instruments does not materially vary from the carrying value of such instruments.

Reclassifications
  Where appropriate, certain items relating to the prior years have been reclassified to conform to the current year's presentation.

Research & Development
  Research and development costs for the years ended December 31, 1997, 1996 and 1995 were approximately $1,786,000, $1,701,000, and 1,506,000,
respectively,  which  were  4.2%,  4.6%   and  5.3%  of  annual   sales,
respectively.

Use of Estimates
  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Long-Lived Assets
  Long-Lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts should be evaluated. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company has determined that as of December 31, 1997, there has been no impairment in the carrying values of long-lived assets.

(2)  Nature of Business and Related Parties
  Wells-Gardner Electronics Corporation is an ISO 9001 certified video products corporation which designs, manufactures and assembles color video monitors for the coin-operated video games, lottery and gaming machines, leisure and fitness, service, automotive and display markets. The Company's largest customer accounted for total revenues of 34%, 18% and 15% in 1997, 1996 and 1995, respectively. Sales to customers outside the United States were 21.8%, 24.4%, and 20.1% of total revenues in 1997, 1996 and 1995, respectively.

  Monitor and data display sales during the period 1997 to 1995 were made through a sales representative firm, James Industries Inc., whose Chairman and principal shareholder is a substantial beneficial shareholder and director of the Company.
  Commissions earned  by  James  Industries Inc.  for  the  years  ended
December 31, 1997, 1996 and 1995 were approximately $1,541,000, $1,225,000 and $868,000, respectively. Commissions owed to James Industries Inc. as of December 31, 1997, 1996 and 1995 were approximately $246,000, $169,000 and $103,000 respectively. Total commissions as a percentage of sales for the years ended December 31, 1997, 1996 and 1995 were 3.6%, 3.3% and 3.1%, respectively.
  Sales to James Industries Inc. for the years ended December 31, 1997, 1996 and 1995 were approximately $406,000, $543,000 and $425,000, respectively.
  Outstanding accounts receivable due from James Industries Inc. at December 31, 1997, 1996 and 1995 were approximately $100,000, $40,000 and $33,000, respectively.
  During 1997, the Company entered into an agreement with James Industries whereby it agreed to sell certain specific products on extended terms in exchange for a promissory note. Shipments under this agreement began in September, 1997 and should be fully completed in the first quarter of 1998. The note carries interest at a rate of prime plus 200 basis points and is personally guaranteed by Jim Roberts, Chairman and John Blouin, President of James Industries. At December 31, 1997 the balance on the note was approximately $375,000.

(3)  Inventory
Inventory consisted of the following components:

                                 December 31,
                              1997           1996
    Raw materials         $  6,253,877   $  4,670,279
    Work in progress      $    451,080   $    597,574
    Finished goods        $  2,551,595   $  2,075,990
        Total             $  9,256,552   $  7,343,843

(4)  Income Taxes
The effective income tax rates for 1997, 1996 and 1995 differed from the expected Federal income tax rate (34%) for the following reasons:

                                          1997         1996           1995
   Computed expected tax (benefit)    $  281,000    $  137,000    $ (360,000)
   State income taxes (benefit)
    net of Federal tax effect         $   40,000    $   20,000    $ ( 52,000)
   Other, net                         $   12,000    $    8,000    $    6,000
   Limitations on and utilization
    of tax benefits                   $ (323,000)   $ (165,000)   $  406,000
                                      $   10,000           ---           ---

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1997 and 1996 consisted of:

                                                   1997           1996
    Deferred tax assets:
      Allowance for doubtful accounts         $   102,000    $    41,000
      Warranty reserve                             44,000         37,000
      Inventory reserve                           110,000        169,000
      Separation charge                               ---         39,000
      Deferred compensation                        55,000            ---
      Contributions carryovers                        ---         14,000
      Net operating loss carryforwards            940,000      1,293,000
      Alternative minimum tax credit
       carryforwards                               60,000         50,000
      General business credit carryforwards       129,000        129,000
      Other                                         6,000          8,000
        Total gross deferred tax assets       $ 1,446,000    $ 1,780,000
        Less valuation allowance               (1,300,000)    (1,623,000)
        Net deferred tax assets               $   146,000    $   157,000
    Deferred tax liabilities:
      Property, plant & equipment,
       principally depreciation                   146,000        157,000
    Net deferred taxes                                ---            ---

  A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 1997 was a decrease of $323,000 primarily due to the utilization of net operating loss carryforwards. At December 31, 1997, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $2,436,000 which are available to offset future Federal taxable income, if any, through 2010. The Company also has alternative minimum tax credit carryforwards of approximately $60,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $129,000 which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire during 2004 through 2007.

(5)  Stock Plans
  The Company maintains a Non-qualified Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,400,000 common shares and a Nonemployee Director Stock Plan under which directors may acquire up to 250,000 common shares. Options may be granted thru December 31, 2004 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 1997, 49 persons were eligible to participate in the plans and 43 persons held outstanding options. Such options expire on dates ranging from April 24, 2000 to May 1, 2007.

  The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement of Financial Accounting Standards No. 123 ("FAS 123"), the Company's net earnings available to common shareholders and net earnings per common share would have been reduced to the pro forma amounts indicated below:

                                                   1997          1996
Net earnings available to common shareholders
    Basic and Diluted as reported               $  775,240    $  403,102
    Pro forma                                   $  732,494    $  342,375
    Net earnings per common and common
     equivalent share
       Basic as reported                        $     0.19    $     0.10
       Diluted as reported                      $     0.18    $     0.10
       Pro forma - Basic                        $     0.18    $     0.08
       Pro forma - Diluted                      $     0.17    $     0.08

  Under the stock option plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1997 and 1996, respectively: expected volatility of 20 percent; risk free interest rates ranging from
5.4 percent to 7.8 percent; and expected lives of 5 years. Additional information on shares subject to options is as follows:

                                    1997                      1996                       1995
                                   Weighted                  Weighted                   Weighted
                                   Average                   Average                    Average
                        1997       Exercise      1996        Exercise       1995        Exercise
                       Options     Price        Options      Price         Options      Price
Outstanding at         523,215   $    3.35       277,411   $    3.38       196,321    $    4.13
 beginning of year
Granted                285,789   $    3.73       263,054   $    3.30       221,300    $    2.75
Forfeited               (8,000)  $    3.50       (13,500)  $    3.13       (24,000)   $    5.10
Exercised             (137,230)  $    3.02        (3,750)  $    2.75      (116,210)   $    3.09
Outstanding at         663,774   $    3.56       523,215   $    3.35       277,411    $    3.38
 end of year


Weighted average fair value
 of options granted              $    1.22                 $    1.04                  $    1.88


Options exercisable
 at year end           286,405                   215,900                    99,561


  The following table summarizes information about stock options outstanding at December 31, 1997:



                                   Weighted Average                           Options
   Range of         Outstanding        Remaining       Weighted Average     Exercisable
Exercise Prices     at 12/31/97    Contractual Life     Exercise Price      at 12/31/97
    $ 3.00                4,900           2                 $ 3.00                4,900
    $ 2.88               15,536           3                 $ 2.88               15,536
    $ 5.38               54,250           4                 $ 5.38               54,250
$ 3.50 - $ 3.75          17,500           6                 $ 3.64               17,500
    $ 2.75               89,620           7                 $ 2.75               41,870
$ 3.13 - $ 4.25         210,554           8                 $ 3.34               91,527
$ 3.63 - $ 3.75         271,414           9                 $ 3.73               60,822
                        663,774           8                 $ 3.56              286,405


 (6)  Earnings Per Share
  In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share", the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31, 1997, 1996 and 1995:

                                                       December 31,
                                            1997          1996           1995
Basic earnings per common share
 Net income                              $   775,240   $   403,102    $(1,059,307)

 Weighted average common shares
  outstanding                              4,128,524     4,061,860      4,015,717

 Per share amount                              $0.19         $0.10         $(0.26)

Diluted earnings per common share
 Net income                              $   775,240   $   403,102    $(1,059,307)

 Weighted average common shares
  outstanding                              4,128,524     4,061,860      4,015,717
 Add: Effect of dilutive stock options       187,844        91,902            ---
 Adjusted weighted average common
  shares outstanding                       4,316,368     4,153,762      4,015,717

 Per share amount                              $0.18         $0.10         $(0.26)

  As of December 31, 1997, 1996 and 1995 respectively, 58,000, 99,554 and 0 options would have had an anti-dilutive effect on diluted earnings per share and therefore, were not included in the above calculations.

(7)  Other Expense (net)
Other expense (net) consisted of the following components:

                                   December 31,
                              1997         1996           1995
    Other expense, net     $  373,394   $  286,443     $  196,991
    Other income, net      $  (34,729)  $ (126,319)    $  (41,185)
      Other expense (net)  $  338,665   $  160,124     $  155,806

(8)  Accrued Expenses
Accrued expenses consisted of the following components:

                                             December 31,
                                          1997          1996
    Payroll and additional salary      $  316,954    $  254,619
    Taxes other than on income         $  110,521    $  125,989
    Sales commissions                  $  246,109    $  168,726
    Insurance                          $   35,812    $  172,350
    Warranty                           $  113,616    $   97,101
    Other accrued expenses             $   49,199    $  148,496
            Total                      $  872,211    $  967,281

(9)  Note Payable
  The note payable consisted of a revolving line of credit balance of $1,800,000 and $1,300,000 at December 31, 1997 and 1996, respectively, bearing interest at prime (8.50% at December 31, 1997 and 8.25% at December 31, 1996). During 1997, the Company extended its long-term banking agreement with Harris Trust and Savings Bank for its $7,000,000 revolving line of credit. This agreement runs through December 31, 1999. At December 31, 1997 the Company had an unused balance of approximately $4,253,300 on its line of credit. During 1997, the average rate for the borrowings was 8.46%. The long-term note is uncollateralized with certain covenant restrictions. The Company had an outstanding letter of credit balance of approximately $947,000 and $50,400 at December 31, 1997 and 1996 respectively.

(10)  Special Charge
  During 1995, the Company incurred a one time charge of $886,000, or 22 cents per share. This charge related to a warranty issue on monitors shipped to a major customer from 1991 to 1993. This charge covered all contingent liabilities which expired December 31, 1995.

(11)  Lease Commitments
  The Company leases certain data processing equipment under lease agreements expiring through the year 2001. The following is a schedule of future minimum lease payments required under operating leases as of December 31, 1997:

        Year
       ending
     December 31,       Amount
       1998          $ 27,962
       1999            23,644
       2000            20,100
       2001            20,100
       2002                 0
     Thereafter           ---
                     $ 91,806

  Rent expense related to operating leases were approximately $38,000, $6,000 and $13,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

(12)  Unaudited Quarterly Financial Data
Selected quarterly data for 1997 and 1996 are as follows:
(In thousands except per-share data)

                                                                1997
                                            First        Second       Third         Fourth
Net sales                                $  10,105    $  12,016    $  10,554     $  10,314
Net earnings                             $     109    $     448    $     188     $      30
Basic net earnings per share             $    0.03    $    0.11    $    0.04     $    0.01
Diluted net earnings per share           $    0.03    $    0.10    $    0.04     $    0.01

                                                                1996
                                            First        Second       Third         Fourth
Net sales                                $  10,429    $   9,158    $   7,950     $   9,131
Net earnings (loss)                      $     265    $     151    $     164     $    (177)
Basic net earnings (loss) per share      $    0.07    $    0.03    $    0.04     $   (0.04)
Diluted net earnings (loss) per share    $    0.07    $    0.03    $    0.04     $   (0.04)



INDEPENDENT AUDITORS' REPORT
The Board of Directors and Shareholders of
Wells-Gardner Electronics Corporation:

  We have audited the accompanying balance sheets of Wells-Gardner Electronics Corporation as of December 31, 1997 and 1996 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Chicago, Illinois
January 30, 1998

ALLAN GARDNER RETIRED FROM THE BOARD OF DIRECTORS IN 1997

Allan Gardner, 76, retired from Wells-Gardner's Board of Directors during August of 1997. Allan first started with the Company 51 years ago and before retiring from active employment in 1988, had served 25 years as the Vice President of sales.

His first position was in the stock room during 1947, and he moved into television and high fidelity console sales in 1949. His career at Wells-Gardner was indivisible from the sales effort. The year 1977 was the low point of Wells-Gardner's corporate performance. Clearly the offshore manufacturers were invading our country's consumer electronics industries. Allan spearheaded a sales-purchase agreement, which is now expired, with the General Corporation (later Fujitsu). The results led the Company into the design, assembly, and sale of monitors, which remain today our mainstream product.

Allan still  views all  employees at  Wells-Gardner to  be part  of  the overall sales effort. In agreement with his founding father, George Gardner, he always regarded the quality of Wells-Gardner personnel as responsible for the success of the corporation.

We all wish Allan warmest regards and best wishes for the future.

DIRECTORS                              OFFICERS
Anthony Spier                          Anthony Spier
Chairman of the Board, President       Chairman of the Board,
& Chief Executive Officer of           President & Chief Executive
Wells-Gardner Electronics              Officer

John R. Blouin                         Eugene C. Ahner
President of                           Director of Human Resources
James Industries, Inc.
                                       Kathleen E. Hoppe
H. Wayne Harris                        Director of Management
President of                           Information Systems
Wayne Harris Company
                                       Mark E. Komorowski
Ira J. Kaufman                         Vice President & General
Senior Managing Director of            Manager of Business Services
Mesirow Financial, Inc.
                                       Larry S. Mahl
Frank R. Martin                        Director of Materials
Senior Partner of
Righeimer, Martin & Cinquino, PC       John S. Pircon
                                       Vice President of
James J. Roberts, Jr.                  Marketing & Engineering
Chairman & Chief Executive Officer
of James Industries, Inc.              Eric A. Slagh
                                       Director of Quality
Randall S. Wells
Executive Vice President               George B. Toma  CPA, CMA
& General Manager of                   Vice President of Finance,
Wells-Gardner Electronics              Chief Financial Officer
                                       & Treasurer

Ernest R. Wish                         Randall S. Wells
Chairman of                            Executive Vice President
WRM, Inc.                              & General Manager

CORPORATE OFFICES                            TRANSFER AGENT
Wells-Gardner Electronics Corporation        Harris Trust & Savings Bank
2701 North Kildare Avenue                    311 West Monroe Street
Chicago, Illinois  60639                     Chicago, Illinois  60690
Telephone: 773/252-8220                      Telephone: 312/461-6848

ANNUAL MEETING                               INDEPENDENT AUDITORS
The annual meeting of shareholders           KPMG Peat Marwick LLP
will take place on April 28, 1998 at         Chicago, Illinois
2:00 p.m. at the above address.

FORM 10-K                                    GENERAL COUNSEL
A copy of the Company's annual report        Katten  Muchin  & Zavis
on Form 10-K, without exhibits, as           Chicago, Illinois
filed with the Securities and Exchange
Commission is available without charge
upon written request to Mr. George
B. Toma at the above address.