Form 10-K, Exhibit 13
period 1998-12-31
WELLS GARDNER ELECTRONICS CORP
filed 1999-03-19
CIK 105608

WELLS-GARDNER ELECTRONICS CORPORATION
                              1998 ANNUAL REPORT


   CORPORATE PROFILE

   Founded in 1925, Wells-Gardner Electronics Corporation is an ISO 9001certified video products company which designs, manufactures, assembles and markets color video monitors, video liquid crystal & plasma displays, coin doors and coin mechanisms for a wide variety of markets including, but not limited to, coin-operated video games, lottery and gaming machines, leisure and fitness, automotive, display, intranet, service and video walls.


   TABLE OF CONTENTS

        Selected Financial Data & Common
         Share Market Price                        1
        President's Report                         2
        Management's Discussion & Analysis         4
        Financial Information                      7
        Notes to Financial Statements             10
        Independent Auditors' Report              16

   SELECTED FINANCIAL DATA

   (In thousands except per-share data)

                                          Years Ended December 31,
                                1998     1997      1996     1995     1994
   -------------------------------------------------------------------------
   Earnings Data:
   Net sales                   $42,590   $42,989  $36,668  $28,301   $33,435
   Earnings (loss) from
     operations excluding
     special charges & gain
     on sale of fixed assets    $1,505    $1,124     $563   ($375)    ($407)
   Special charges                 ---       ---      ---   ($886)  ($1,201)
   Gain on sale of fixed assets    ---       ---      ---    $358       ---
   Net earnings (loss)            $974      $775     $403 ($1,059)  ($1,735)
   -------------------------------------------------------------------------
   Basic net earnings (loss)
    per share                    $0.23     $0.19    $0.10  ($0.26)   ($0.45)
   Diluted net earnings
    (loss) per share             $0.22     $0.18    $0.10  ($0.26)   ($0.45)
   -------------------------------------------------------------------------
   Balance Sheet Data:
   Inventory                    $8,579    $9,257   $7,344   $8,930    $5,831
   Working capital             $10,199   $10,915   $9,017  $10,213    $7,561
   Total assets                $19,671   $17,520  $14,125  $16,570   $15,619
   General debt                    ---    $1,800   $1,300   $3,125    $1,925
   Acquisition debt             $3,350       ---      ---      ---       ---
   Shareholders' equity        $12,720   $11,385  $10,095   $9,633   $10,367
   -------------------------------------------------------------------------

   COMMON SHARE MARKET PRICE


   The Company's common shares are traded on the American Stock Exchange under the symbol WGA. On December 31, 1998, there were approximately 700 holders of record of the common shares. No dividends were paid in 1998 or 1997. High and low sales prices for the last two years were:

                                          1998 Prices        1997 Prices
                                         High      Low      High      Low
   -------------------------------------------------------------------------
   Quarter ended:
       March 31,                        6  3/4    5  5/16   4  1/2   3  3/8
       June 30,                         5  1/2    3  7/8    4  3/8   3  3/8
       September 30,                    5         2  5/8    6  7/8   4
       December 31,                     3  5/8    2  3/8    7  3/16  5
   -------------------------------------------------------------------------

   PRESIDENT'S REPORT

   TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS AND EMPLOYEES:

   The management of Wells-Gardner had mixed feelings on the results of 1998. We are pleased to report to you that Wells-Gardner announced improved earnings for the fifth consecutive year and we acquired the Coin business and successfully integrated it into the Wells-Gardner environment. However we are disappointed at the erosion in our shareholder value even though we recognize that public micro-cap companies have experienced severe reductions in their market value in 1998.

   Strategic Plan To Increase Shareholder Value

   Your management and Board of Directors are continuing to spend considerable effort in identifying strategies to increase the shareholder value of the Company. We recognize that the way to increase value is to increase profitability and that we have to renew our efforts and make significant changes to continue the current trend of increasing profits.

        * Key to this strategy is a commitment to be the "best-in-class" quality supplier in our served markets. The Company continued to maintain its ISO 9001 accreditation. As has been previously mentioned, we were the first open-frame monitor manufacturer to obtain this quality certification and it has been a valuable marketing advantage in selling to several highly prestigious accounts. The Company's quality coefficient, which measures five different aspects of product quality, increased by 30% in 1998.

        * Even though our plans provide for significant internal growth within our existing businesses particularly in the international arena, we recognize the need to enter other growth markets, probably through the acquisition of all or part of another Company. Our acquisition strategy is to target companies in growing and profitable markets and we have retained an investment banking firm to aid us in our acquisition and growth activities. We are also examining other revenue and profit growth opportunities by utilizing our current skills to develop opportunities in tangential markets.

        * We have also announced our schedule to begin accepting orders for products in our on-line catalog via e-commerce using major credit cards at www.wgec.com. This will allow our 1,400 customers instant access to our products 24 hours a day 7 days a week.

   Operations Improve In 1998

   Net earnings in 1998 increased by 26 percent to 23 cents per share from 19 cents in 1997 on slightly decreased revenue. The increased earnings came primarily from an increase in margins and a reduction in expenses. The newly acquired Coin business was also a significant contributor to both sales and earnings in 1998. Sales were essentially flat with gaming becoming the largest market segment for Wells-Gardner. The Company released 9 new products in 1998 and new products continued to play an important role in the revenue performance with 96 percent of 1998 sales derived from products introduced in the last 3 years.


   $1.9 Million Of Cash Was Generated From Operations In 1998

   Wells-Gardner generated over $1.9 million of cash in 1998 primarily from earnings and inventory reductions. Our balance sheet remains strong, with a current ratio of 3:42 to 1 and a debt/equity of 21.5% after acquiring the new Coin business for cash. Inventory turns increased to
   4.17 from 3.93 in 1997 and overall inventory for the monitor business declined by over $1.1 million. Receivable days outstanding also declined to 44 days from 52 days in 1997. Your shareholder equity improved to $2.97 per share.


   We thank all of you for your continued support as we focus on profitability and the increase in shareholder value for the year 2000 and beyond.




   Anthony Spier
   Chairman of the Board, President
   and Chief Executive Officer
   March 19, 1999


   MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL
   CONDITION & RESULTS OF OPERATIONS


   Results of Operations

   The following table sets forth the percentage of net sales represented by each line item presented in the Company's Statements of Earnings as of December 31.

                                         Percent of Net Sales

                                      1998       1997       1996
                                      ----       ----       ----
   Net sales...................      100.0%     100.0%     100.0%

   Cost of sales...............       83.9%      84.2%      84.4%

   Gross margin................       16.1%      15.8%      15.6%

   Engineering, selling &
     administrative............       12.6%      13.2%      14.1%

   Operating income............        3.5%       2.6%       1.5%

   Other expense (net)..........       1.2%        .8%        .4%

   Net earnings.................       2.3%       1.8%       1.1%


   Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Net sales decreased 0.9% to $42,590,000 in 1998 compared to $42,989,000 in 1997, while gross margin for 1998 increased to $6,858,000 or 16.1% of sales compared to $6,801,000 or 15.8% of sales in 1997. Gross margin improved for the fifth consecutive year as the Company introduced 10 new products and realized a benefit of producing standard-product in Asia.

   Engineering, selling and administrative expenses decreased to 12.6% of sales or $5,353,000 in 1998 compared to $5,677,000 in 1997. The percentage decrease is reflective of the Company's continued focus on maintaining net sales without adding additional overhead expenses.

   Operating income for 1998 was $1,505,000 compared to $1,124,000 in 1997, an increase of 33.9%. Other expense (net) increased to $505,000 in 1998 compared to $339,000 in 1997 as the Company incurred additional debt financing and interest expense for the acquisition it closed in 1998. The Company recorded an income tax provision of $25,000 in 1998 compared to $10,000 in 1997. The Company continues to utilize its net operating loss carryforward. As of December 31, 1998, the Company has available a net operating loss carryforward of approximately $1.5 million.

   Net income for 1998 was $974,000 compared to $775,000 in 1997, an increase of 25.7%. For 1998, basic earnings per share were 23 cents and diluted earnings per share were 22 cents, compared to basic earnings per share of 19 cents and diluted earnings per share of 18 cents for 1997.

   On June 5, 1998, the Company acquired the mechanical coin door and mechanical coin mechanism business of Coin Controls, Inc. This consisted of the manufacturing, service, sales and marketing of mechanical coin door and coin mechanisms. These products are sold to the coin-operated video gaming, pinball, redemption and other markets. Under the terms of the agreement, Wells-Gardner acquired certain inventory, machinery, equipment, tooling and certain contract rights. Results of operations had the acquisition occurred at the beginning of each year was immaterial.


   Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   Net sales increased 17.2% to $42,989,000 in 1997 compared to $36,668,000 in 1996. The 1997 increase was attributed to sales growth primarily in the gaming and service segments and the release of 12 new products during the year.

   Gross margin for 1997 was $6,801,000 or 15.8% of sales compared to $5,721,000 or 15.6% of sales in 1996. Gross margin improved for the fourth consecutive year as the Company introduced the WG2 line of high value monitors manufactured in Asia and the release of new products.

   Engineering, selling and administrative expenses decreased .9% of sales to $5,677,000 in 1997 compared to $5,158,000 in 1996. The 1997 results include an increase in the Company's provision for doubtful accounts by $157,000 to fully reserve for a customer in financial difficulties and additional sales commissions paid on the increased sales volume.

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

   Market and Credit Risks

   The Company is subject to certain market risks, mainly interest rates. Interest rate risk is managed through a combination of fixed rate debt and variable rate short-term borrowings. At December 31, 1998, the Company had a five year, $3,350,000 installment note payable with a variable rate of the London Interbank Offered Rate (LIBOR) plus 225 basis points. This note has a term of five years with sixty equal monthly principal payments of $55,833 plus interest, commencing February, 1999.

   The Company is exposed to credit risk on certain assets, primarily accounts receivable. The Company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

   Liquidity & Capital Resources

   The Company's financial condition and liquidity continues to be strong. The Company generated over $1.9 million in cash from operations in 1998. Accounts receivable decreased to $5,149,000 in 1998 compared to $5,232,000 in 1997, while days outstanding were 44 days in 1998 compared to 52 in 1997; both which are far below the industry average. Inventory decreased to $8,579,000 in 1998 compared to $9,257,000 in 1997. The decrease is attributed to lower finished goods on hand at year-end and improved inventory turns to 4.17 in 1998 compared to 3.93 in 1997.

   Accounts payable decreased to $2,548,000 in 1998 compared to $3,453,000 in 1997. The decrease is attributed to lower inventory purchases made during December, 1998. Long-term note payable decreased to $0 in 1998 compared to $1,800,000 in 1997. In 1998, the Company entered into a long-term installment note payable for $3,350,000 to fund the acquisition consummated during the year. Shareholders' equity increased to $12,720,000 in 1998 from $11,385,000 in 1997 and book value improved to $2.97 per share in 1998 compared to $2.70 per share in 1997.

   Overall, the Company believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility.

   Inflation

   During the past three years, management believes that the effect of inflation on past operations has not been significant and anticipates that inflation will not have a significant impact on future operations.

   Year 2000

   The term Y2K is used to refer to a worldwide computer-related problem where software programs and embedded programs in microprocessors will not work properly when processing a date greater than December 31, 1999. This problem results from using two digits to denote the third and fourth digit of a four-digit year whereas a program assumes 19 to be the first two digits. Many existing programs will continue to assume the 19 as the first and second digit while a 20 or greater is required. A method of fixing the problem is for all years to be denoted in a four-digit field and the programs to recognize all four digits as the year. This Y2K problem has resulted in significant worldwide concern about the future operations of businesses and other institutions.

   The majority of the systems utilized by the Company have already been made Y2K compliant in an undertaking which began in 1997, at no significant additional cost to the Company. The balance of the Company's systems will be made compliant by the second quarter of 1999. Management believes that there are no Y2K issues with respect to the functionality of any products sold in the past or expected to be sold in the future. The unknown area of Y2K related exposure is with the Company's suppliers. Although management has began a program of supplier inquiry and evaluation to assess the potential problem, management cannot make a determination as to the suppliers' level of Y2K compliance at this time. Management expects to make contingency plans as necessary.


   BALANCE SHEETS

   Years ended December 31,

                                                       1998          1997
   -------------------------------------------------------------------------
   ASSETS
   Current Assets:
     Cash & cash equivalents                         $26,052       $149,787
     Accounts receivable, net of allowances
       of $85,000 in 1998, & $264,300 in 1997      5,148,712      5,231,835
     Note receivable                                 232,369        374,507
     Inventory                                     8,579,344      9,256,552
     Prepaid expenses & other current assets         428,209        237,455
   -------------------------------------------------------------------------
             Total current assets                $14,414,686    $15,250,136
   -------------------------------------------------------------------------
   Property, Plant & Equipment (at cost):
     Land                                            206,144        206,144
     Land improvements                                71,970         71,243
     Buildings & improvements                      3,529,124      3,521,753
     Machinery & equipment                         6,839,416      6,049,931
   -------------------------------------------------------------------------
       Total property, plant & equipment          10,646,654      9,849,071
     Less accumulated depreciation                (7,997,720)    (7,578,823)
   -------------------------------------------------------------------------
             Property, plant & equipment, net     $2,648,934     $2,270,248
   -------------------------------------------------------------------------
   Other Assets:
     Note receivable                                 255,152            ---
     Intangibles, net                              2,352,379            ---
   -------------------------------------------------------------------------
             Total other assets                   $2,607,531            ---
   -------------------------------------------------------------------------
                      Total Assets               $19,671,151    $17,520,384
                                                  ==========     ==========

   LIABILITIES & SHAREHOLDERS' EQUITY
   Current Liabilities:
     Accounts payable                             $2,547,993     $3,453,251
     Income taxes payable                                ---         10,000
     Accrued expenses                              1,053,159        872,211
     Installment note payable                        614,163            ---
   -------------------------------------------------------------------------
             Total current liabilities            $4,215,315     $4,335,462
   -------------------------------------------------------------------------

   Long-Term Liabilities:
     Note payable                                        ---      1,800,000
     Installment note payable                      2,735,837            ---
   -------------------------------------------------------------------------
             Total long-term liabilities          $2,735,837     $1,800,000
   -------------------------------------------------------------------------
                       Total Liabilities          $6,951,152     $6,135,462
   -------------------------------------------------------------------------

   Shareholders' Equity:
     Common shares, $1 par value; 25,000,000
      shares authorized; 4,285,912 shares
      issued at December 31, 1998 4,215,083
      shares issued at December 31, 1997           4,285,912      4,215,083
     Capital in excess of par value                1,526,760      1,424,496
     Retained earnings                             6,907,327      5,933,193
     Unearned compensation                               ---       (187,850)
   -------------------------------------------------------------------------
                Total Shareholders' Equity        $12,719,999    $11,384,922
   -------------------------------------------------------------------------
   Total Liabilities & Shareholders' Equity       $19,671,151    $17,520,384


   See accompanying notes to financial statements.


STATEMENTS OF EARNINGS

Years ended December 31,

                                             1998          1997        1996
-----------------------------------------------------------------------------
Net sales                                 $42,590,394 $42,988,526 $36,667,774
-----------------------------------------------------------------------------

Cost & expenses:
  Cost of sales                            35,732,440  36,187,438  30,946,600
  Engineering, selling & administrative     5,353,387   5,677,183   5,157,948
  Other expense (net)                         505,433     338,665     160,124
-----------------------------------------------------------------------------
Earnings before income taxes                  999,134     785,240     403,102
  Income tax                                   25,000      10,000         ---
-----------------------------------------------------------------------------
Net earnings                                 $974,134    $775,240    $403,102
                                              =======     =======     =======

Basic net earnings per share                    $0.23       $0.19       $0.10
-----------------------------------------------------------------------------
Diluted net earnings per share                  $0.22       $0.18       $0.10
-----------------------------------------------------------------------------
Basic average common shares outstanding     4,255,190   4,128,524   4,061,860
-----------------------------------------------------------------------------
Diluted average common shares outstanding   4,381,519   4,316,368   4,153,762
-----------------------------------------------------------------------------


STATEMENTS OF SHAREHOLDERS' EQUITY


                                       Capital In                           Total
                             Common    Excess Of   Retained  Unearned     Shareholders'
                             Shares    Par Value   Earnings Compensation     Equity
------------------------------------------------------------------------------------
December 31, 1995          $4,052,676  $1,096,892 $4,754,851 ($271,000)   $9,633,419
------------------------------------------------------------------------------------

Net earnings                      ---         ---    403,102        ---      403,102
Issuance of stock awards       12,000      54,854        ---    (57,304)       9,550
Stock options exercised         3,750       6,562        ---        ---       10,312
Amortization of unearned
compensation                      ---         ---        ---     38,203       38,203
------------------------------------------------------------------------------------
December 31, 1996          $4,068,426  $1,158,308 $5,157,953  ($290,101) $10,094,586

Net earnings                      ---         ---    775,240        ---      775,240
Issuance of stock awards       30,400      86,750        ---  (115,050)        2,100
Stock options exercised       116,257     179,438        ---        ---      295,695
Amortization of unearned
compensation                      ---         ---        ---    217,301      217,301
------------------------------------------------------------------------------------
December 31, 1997          $4,215,083  $1,424,496 $5,933,193  ($187,850) $11,384,922

Net earnings                      ---         ---    974,134        ---      974,134
Issuance of stock awards       14,050      51,700        ---    (65,750)         ---
Stock options exercised        56,779      50,564        ---        ---      107,343
Amortization of unearned
compensation                      ---         ---        ---    253,600      253,600
------------------------------------------------------------------------------------
December 31, 1998          $4,285,912  $1,526,760 $6,907,327        ---  $12,719,999
                            =========   =========  =========    =======   ==========

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

Years ended December 31,
                                              1998           1997        1996
------------------------------------------------------------------------------
Cash flows from operating activities:
 Net earnings                               $974,134      $775,240    $403,102
 Adjustments to reconcile net earnings
    to net cash provided by (used in)
    operating activities:
   Depreciation & amortization               507,816       403,989     463,859
   Amortization of unearned compensation     253,600       217,301      38,203
 Changes in current assets & liabilities
    (net of effect of acquisition):
 Accounts receivable                          83,123    (1,336,030)   (355,459)
 Income tax receivable                           ---           ---      62,182
 Note receivable                            (113,013)     (374,508)        ---
 Inventory                                 1,123,958    (1,912,709)  1,586,096
 Prepaid expenses & other current assets    (190,754)      212,141     (74,748)
 Accounts payable                           (905,259)    1,690,515  (1,314,041)
 Income taxes payable                            ---        10,000         ---
 Accrued expenses                            170,948       (95,071)    232,847
------------------------------------------------------------------------------
Net cash provided by (used in)
  operating activities                    $1,904,553     ($409,132) $1,042,041
------------------------------------------------------------------------------
Cash used in investing activities:
 Payment for acquisition                  (3,350,000)          ---         ---
 Additions to property, plant &
  equipment, net                            (335,631)     (296,357)   (296,052)
------------------------------------------------------------------------------
Net cash used in investing activities    ($3,685,631)    ($296,357)  ($296,052)
------------------------------------------------------------------------------
Cash provided by (used in) financing
  activities:
 Borrowings (repayments) from note
  payable                                 (1,800,000)      500,000  (1,825,000)
 Proceeds from note payable                3,350,000           ---         ---
 Proceeds from stock options exercised       107,343       297,795      19,862
------------------------------------------------------------------------------
Net cash provided by (used in)
financing activities                      $1,657,343      $797,795 ($1,805,138)                                   )
------------------------------------------------------------------------------
Net increase (decrease) in cash & cash
 equivalents                                (123,735)       92,306  (1,059,149)
Cash & cash equivalents at beginning of
  year                                       149,787        57,481   1,116,630
------------------------------------------------------------------------------
Cash & cash equivalents at end of year       $26,052      $149,787     $57,481
                                            ========      ========     =======

Supplemental cash flows disclosure:
 Income taxes paid                           $35,000           ---         ---
 Interest paid                              $400,719      $222,375    $241,844

See accompanying notes to financial statements.

   NOTES TO FINANCIAL STATEMENTS

   Note 1.  DESCRIPTION OF THE BUSINESS
   Wells-Gardner Electronics Corporation is an ISO 9001 certified video products company which designs, manufactures, assembles and markets color video monitors, video displays, coin doors and coin mechanisms for diverse markets. The Company currently sells its products into the coin-operated video, lottery and gaming, leisure and fitness, automotive, display, intranet, service and video wall markets.

   Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Cash & Cash Equivalents
   For purposes of reporting cash flows, cash and cash equivalents include cash on hand, commercial paper, certificates of deposit and money market funds, which have an original maturity of three months or less.

   Inventory
   Inventory is valued at the lower of first-in, first-out (FIFO) cost or market.

   Property, Plant & Equipment
   Property, plant and equipment are stated at cost and are depreciated for financial reporting purposes over the estimated useful lives on a straight-line basis as follows:

   Buildings..... 15 - 31 1/2 years   Machinery & Equipment..  5 - 15 years

   Revenue Recognition
   Revenue from sales of products is recorded at time of shipment.

   Earnings Per Share
   Basic earnings per share ("EPS") is based on the weighted average number of shares outstanding whereas diluted EPS includes the dilutive effect of unexercised common stock options.

   Financial Instruments
   The  fair  value  of  the  Company's  financial  instruments  does   not
   materially vary from the carrying value of such instruments.

   Reclassifications
   Certain amounts in previously issued financial statements have been reclassified to conform to the current year's presentation.

   Research & Development
   Research and development costs for the years ended December 31, 1998, 1997 and 1996 were approximately $1,536,000, $1,786,000 and $1,701,000,
   respectively,  which  were  3.6%,  4.2%   and  4.6%  of  annual   sales,
   respectively.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Long-Lived Assets
   Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts should be evaluated. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company has determined that as of December 31, 1998 there has been no impairment in the carrying values of long-lived assets.

   Intangibles
   Intangible assets consist primarily of the cost of purchased business in excess of the fair value of net assets acquired and are amortized on a straight-line basis over periods of five and twenty years. The Company regularly reviews the performance of acquired business to evaluate the realizability of the underlying goodwill. Amortization expense in 1998, 1997 and 1996 was approximately $89,000, $0 and $0 respectively.

   Significant Customers
   Approximately 33%, 34% and 18% of net sales in 1998, 1997 and 1996, respectively, were from the Company's largest customer.

   Note 3.  RELATED-PARTY TRANSACTIONS
   During the period 1996 to 1998, a majority of the Company's sales were made through a sales representative firm, James Industries Inc., whose Chairman and principal shareholder is a substantial beneficial shareholder and director of the Company. Commissions earned by James Industries Inc. for the years ended December 31, 1998, 1997 and 1996 were approximately $1,386,000, $1,541,000 and $1,225,000, respectively.
   Commissions owed to James Industries Inc. as of December 31, 1998, 1997 and 1996 were approximately $148,000, $246,000 and $169,000 respectively. Total commissions as a percentage of sales for the years ended December 31, 1998, 1997 and 1996 were 3.2%, 3.6% and 3.3%, respectively. Sales to James Industries Inc. for the years ended December 31, 1998, 1997 and 1996 were approximately $258,000, $406,000 and $543,000, respectively. Outstanding accounts receivable due from James Industries Inc. at December 31, 1998, 1997 and 1996 were approximately $156,000, $100,000 and $40,000, respectively.

   During 1997, the Company entered into an agreement with James Industries whereby it agreed to sell certain specific products on extended terms in exchange for a promissory note. Shipments under this agreement began in September, 1997 and were fully completed in the first quarter of 1998. The note carries interest at a rate of prime plus 200 basis points and is personally guaranteed by Jim Roberts, Chairman and John Blouin, President of James Industries, respectively. At December 31, 1998 the balance on the note was approximately $488,000.

   Note 4.  INVENTORY
   Inventory consisted of the following components:

                                                   December 31,
                                              1998             1997
                                            ---------        ---------
   Raw materials                           $6,225,344       $6,253,877
   Work in progress                          $440,049         $451,080
   Finished goods                          $1,913,951       $2,551,595
                                            ---------        ---------
                     Total                 $8,579,344       $9,256,552
                                            =========        =========

   Note 5.  DEBT
   The long-term note payable consisted of a revolving line of credit balance of $0 and $1,800,000 at December 31, 1998 and 1997, respectively, bearing interest at 8.50% at December 31, 1997. During 1998, the Company entered into a new, long-term banking agreement with American National Bank and Trust Company of Chicago. The new agreement provides for an $8,000,000 revolving line of credit at a rate of either prime or the London Interbank Offered Rate (LIBOR) plus 175 basis points. This agreement runs through May 31, 2001. At December 31, 1998 the Company had an unused balance of $8,000,000 on its line of credit. The long-term note is uncollateralized with certain covenant restrictions. The Company had an outstanding letter of credit balance of $0 and $947,000 at December 31, 1998 and 1997 respectively.

   During 1998, the Company entered into an uncollateriazlized installment note payable for $3,350,000 at a rate of LIBOR plus 225 basis points. The proceeds of this note were used for the acquisition discussed in
   Note 11. This note has a term of five years with sixty equal monthly principal payments of $55,833 plus interest, commencing February, 1999.

   Note 6.  STOCK PLANS
   The Company maintains a Non-Qualified Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,400,000 common shares and a Nonemployee Director Stock Plan under which directors may acquire up to 250,000 common shares. Options may be granted thru December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 1998, 52 persons held outstanding options and were eligible to participate in the plans. Such options expire on dates ranging from April 24, 2000 to June 16, 2008.

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

                                               1998               1997
                                              -------           -------
   Net earnings available to common
    shareholders:
                As reported                  $974,134          $775,240
                Pro forma                    $846,988          $701,175

   Net earnings per common and common
    equivalent share:
                Basic as reported             $0.23             $0.19
                Diluted as reported           $0.22             $0.18
                Pro forma - Basic             $0.20             $0.17
                Pro forma - Diluted           $0.19             $0.16


   Under the stock option plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1998, 1997 and 1996, respectively: expected volatility of 20 percent; risk free interest rates ranging from
   5.7 percent to 7.2 percent; and expected lives of 5 years. Additional information on shares subject to options is as follows:

                                                              1998
                                                        Weighted average
                                          Options        exercise price
                                          -------             -----
   Outstanding at beginning of year       663,774             $3.56
   Granted                                312,342             $4.73
   Forfeited                              (41,583)            $4.30
   Exercised                              (81,669)            $3.49
                                          -------             -----
   Outstanding at end of year             852,864             $3.98
                                          =======             =====
   Weighted average fair value
     of options granted                                       $1.38
                                                              =====

   Options exercisable at year end        449,927
                                          =======

                                                              1997
                                                        Weighted average
                                          Options        exercise price
                                          -------             -----
   Outstanding at beginning of year       523,215             $3.35
   Granted                                285,789             $3.73
   Forfeited                              (8,000)             $3.50
   Exercised                             (137,230)            $3.02
                                          -------             -----
   Outstanding at end of year             663,774             $3.56
                                          =======             =====
   Weighted average fair value
     of options granted                                       $1.18
                                                              =====
   Options exercisable at year end        286,405
                                          =======

                                                              1996
                                                        Weighted average
                                          Options        exercise price
                                          -------             -----
   Outstanding at beginning of year       277,411             $3.38
   Granted                                263,054             $3.30
   Forfeited                              (13,500)            $3.13
   Exercised                              (3,750)             $2.75
                                          -------             -----
   Outstanding at end of year             523,215             $3.35
                                          =======             =====
   Weighted average fair value
     of options granted                                       $1.01
                                                              =====
   Options exercisable at year end        215,900
                                          =======

   The  following  table   summarizes  information   about  stock   options
   outstanding at December 31, 1998:


                                      Weighted                    Options
                       Options         average       Weighted   exercisable
       Range of     outstanding at    remaining      average         at
   exercise prices   December 31,    contractual  exercise price  December
                         1998           life                      31, 1998
     ------------      -------          ----          -----       -------
        $3.00            4,900            1           $3.00         4,900
        $2.88           15,536            2           $2.88        15,536
        $5.38           43,750            3           $5.38        43,750
    $3.50 - $3.75       17,500            5           $3.64        17,500
        $2.75           72,595            6           $2.75        72,595
    $3.13 - $4.25      155,615            7           $3.29       103,921
    $3.63 - $3.75      240,183            8           $3.74       116,029
    $4.63 - $5.38      302,785            9           $4.71        75,696
                       -------                                    -------
                       852,864            8           $3.98       449,927
                       =======          ====          =====       =======

   Note 7.  ACCRUED EXPENSES
   Accrued expenses consisted of the following components:

                                                        December 31,
                                                  1998               1997
                                               ---------           --------
   Payroll & salary                             $410,184           $316,954
   Taxes other than on income                   $115,435           $110,521
   Sales commissions                            $148,456           $246,109
   Insurance                                    $149,861            $35,812
   Warranty                                     $191,115           $113,616
   Other accrued expenses                        $38,108            $49,199
                                               ---------           --------
                     Total                    $1,053,159           $872,211
                                               =========           ========

   Note 8.  OTHER EXPENSE (NET)
   Other expense (net) consisted of the following components:

                                                   December 31,
                                           1998        1997         1996
                                          -------     -------      -------
   Interest expense                      $400,719    $222,375     $241,844
   Other expense, net                    $183,590    $151,019      $44,599
   Other income, net                     ($78,876)   ($34,729)   ($126,319)
                                          -------     -------      -------
        Other expense (net)              $505,433    $338,665     $160,124
                                          =======     =======      =======

   Note 9.  INCOME TAXES
   The effective income tax rates for 1998, 1997 and 1996 differed from the expected Federal income tax rate (34%) for the following reasons:

                                           1998       1997        1996
                                          -------    -------     -------
    Computed expected tax expense        $340,000   $281,000    $137,000
    State income taxes expense net of     $37,000    $40,000     $20,000
    Federal tax effect
    Other, net                           ($59,000)   $12,000      $8,000
    Utilization of net operating loss
    carryforward                        ($293,000) ($323,000)  ($165,000)
                                          -------    -------     -------
                                          $25,000    $10,000        ----
                                          =======    =======      ======

   Deferred income  taxes  reflect  the  impact  of  temporary  differences between the amounts  of assets and  liabilities for financial  reporting
   purposes  and  as  measured  by  income  tax  regulations.     Temporary
   differences which  gave rise  to deferred  tax assets  and deferred  tax liabilities at December 31, 1998 and 1997 consisted of:


                                                        1998         1997
                                                     ---------    ---------
   Deferred tax assets:
    Allowance for doubtful accounts                    $33,000     $102,000
    Warranty reserve                                   $74,000      $44,000
    Inventory reserve                                 $175,000     $110,000
    Deferred compensation                               $1,000      $55,000
    Net operating loss carryforwards                  $586,000     $940,000
    Alternative minimum tax credit carryforwards       $74,000      $60,000
    General business credit carryforwards             $129,000     $129,000
    Other                                               $6,000       $6,000
                                                     ---------    ---------
       Total gross deferred tax assets              $1,078,000   $1,446,000
       Less valuation allowance                    ($1,007,000) ($1,300,000)
                                                     ---------    ---------
       Net deferred tax assets                         $71,000     $146,000
   Deferred tax liabilities:
    Property, plant & equipment, principally
    depreciation                                       $71,000     $146,000
                                                     ---------    ---------
   Net deferred taxes                                     ----         ----
                                                     =========    =========

   A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 1998 was a decrease of $401,000 primarily due to the utilization of net operating loss carryforwards. At December 31, 1998, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $1,500,000 which are available to offset future Federal taxable income, if any, through 2009. The Company also has alternative minimum tax credit carryforwards of approximately $74,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $129,000 which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire during 2004 through 2007.

   Note 10.  EARNINGS PER SHARE
   In accordance with Statement of  Financial Accounting Standards No.  128
   "Earnings Per Share," the following  table presents a reconciliation  of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31, 1998, 1997 and 1996:



                                                 December 31,
                                          1998          1997        1996
                                       ---------     ---------   ---------
   Basic earnings per common share
    Net income                          $974,134      $775,240    $403,102
    Weighted average common shares
     outstanding                       4,255,190     4,128,524   4,061,860

    Per share amount                       $0.23         $0.19       $0.10
                                           =====         =====       =====

   Diluted earnings per common share
    Net income                          $974,134      $775,240    $403,102
    Weighted average common shares
     outstanding                       4,255,190     4,128,524   4,061,860
    Add:  Effect of dilutive stock
     options                             126,329       187,844      91,902
                                       ---------     ---------   ---------
    Adjusted weighted average common
     shares outstanding                4,381,519     4,316,368   4,153,762

    Per share amount                       $0.22         $0.18       $0.10
                                           =====         =====       =====

   Options which had an anti-dilutive effect at December 31, 1998, 1997 and 1996 were 374,092, 58,000 and 99,554, respectively and were excluded from the diluted earnings per share calculation.

   Note 11.  ACQUISITION
   In 1998, the Company acquired the mechanical coin door and mechanical coin mechanism business of Coin Controls, Inc. This acquisition was accounted for under the purchase method of accounting. The effect of the pro forma results of operations had the acquisition occurred at the beginning of each year was immaterial.

   Note 12.  LEASE COMMITMENTS
   The Company leases certain data processing and other equipment under lease agreements expiring through the year 2002. The following is a schedule of future minimum lease payments required under operating leases as of December 31, 1998:


          Years ending              Amount
          December 31,
             ----                  -------
             1999                  $24,163
             2000                  $22,712
             2001                  $22,712
             2002                     $435
             2003                      ---
          Thereafter                   ---
                                    ------
                                   $70,022
                                    ======

   Rent expense related to operating leases was approximately $50,000, $38,000 and $6,000 during the years ended December 31, 1998, 1997 and 1996, respectively.


   Note 13.  UNAUDITED QUARTERLY FINANCIAL DATA
   Selected quarterly data for 1998 and 1997 are as follows:
   (In thousands except per-share data)

                                                       1998
                                        First    Second      Third   Fourth
                                        -----    ------      -----   ------
   Net sales                           $8,983   $12,983     $9,965  $10,659
   Net earnings                          $154      $547       $131     $142
   Basic net earnings per share         $0.04     $0.13      $0.03    $0.03
   Diluted net earnings per share       $0.04     $0.12      $0.03    $0.03



                                                        1997
                                        First    Second      Third   Fourth
                                        -----    ------      -----   ------
   Net sales                          $10,105   $12,016    $10,554  $10,314
   Net earnings                          $109      $448       $188      $30
   Basic net earnings per share         $0.03     $0.11      $0.04    $0.01
   Diluted net earnings per share       $0.03     $0.10      $0.04    $0.01


   INDEPENDENT AUDITORS' REPORT

   The Board of Directors and Shareholders of
   Wells-Gardner Electronics Corporation:

   We have audited the accompanying balance sheets of Wells-Gardner Electronics Corporation as of December 31, 1998 and 1997 and the related statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


   KPMG  LLP
   Chicago, Illinois
   January 29, 1999

   BOARD OF DIRECTORS

Anthony Spier             Ira J. Kaufman               Randall S. Wells
Chairman of the Board,    Senior Managing Director of  Executive Vice President
President &               Mesirow Financial, Inc.      & General Manager
Chief Executive Officer

John R. Blouin            Frank R. Martin              Ernest R. Wish
President of              Senior Partner of Righeimer, Chairman of the
James Industries, Inc.    Martin & Cinquino, P.C.      Board of WRM, Inc.

Marshall L. Burman        James J. Roberts, Jr.
Counsel with Wildman,     Chairman of the Board
Harrold, Allen & Dixon    & Chief Executive Officer
                          of James Industries, Inc.


OFFICERS

Anthony Spier                Larry S. Mahl          George B. Toma  CPA, CMA
Chairman of the Board,       Director of Materials  Vice President of Finance,
President &                                         Chief Financial Officer &
Chief Executive Officer                             Treasurer

Gene Ahner                   John S. Pircon         Randall S. Wells
Director of Human Resources  Vice President of      Executive Vice President
& Corporate Secretary        Marketing              & General Manager

Kathleen E. Hoppe            Eric Slagh
Director of Information      Director of Quality
Technology

Mark E. Komorowski           Jeffrey A. Sterling
Vice President of            Vice President of
Service and Coin             Engineering
_____________________________________________________________________________

CORPORATE OFFICES                            TRANSFER AGENT
Wells-Gardner Electronics Corporation        LaSalle National Bank
2701 North Kildare Avenue                    135 South LaSalle Street
Chicago, Illinois  60639                     Chicago, Illinois  60603
Telephone: 773/252-8220                      Telephone: 800/246-5761
Fax: 773/252-8072
Internet: www.wgec.com                       CORPORATE BANKERS
                                             American National Bank & Trust
ANNUAL MEETING                               Chicago, Illinois
The annual meeting of shareholders will
take place on April 27, 1999 at 2:00 p.m.    INDEPENDENT AUDITORS
at the corporate offices of the Company.     KPMG LLP
                                             Chicago, Illinois
FORM 10-K
A copy of the Company's annual report on     GENERAL COUNSEL
Form 10-K, without exhibits, as filed        Katten Muchin & Zavis
with the Securities and Exchange             Chicago, Illinois
Commission is available without charge
upon written request to Mr. George           INVESTMENT BANKERS
B. Toma at the corporate offices of          Mesirow Financial
the Company.                                 Chicago, Illinois