Form 10-K, Exhibit 13
period 1999-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2000-03-22
CIK 105608

EXHIBIT 13


  ------------------------------------------------------------------------------
  SELECTED FINANCIAL DATA

  Years ended December 31, (In thousands except per-share data)
  ------------------------------------------------------------------------------
                                   1999      1998      1997     1996     1995
  ------------------------------------------------------------------------------
  Earnings Data:

  Net sales                       $38,335   $42,590   $42,989  $36,668  $28,301
  Earnings (loss) from operations
   excluding special charges
   & gain on sale of fixed assets    (723)    1,505     1,124      563     (375)
  Special charges                    -         -         -        -        (886)
  Gain on sale of fixed assets       -         -         -        -         358
  Net earnings (loss)             $(1,190)  $   974   $   775  $   403  $(1,059)
  ------------------------------------------------------------------------------
  Basic net earnings (loss)
    per share                     $ (0.26)  $  0.22   $  0.18  $  0.09  $ (0.25)

  Diluted net earnings (loss)
   per share                      $ (0.26)  $  0.21   $  0.17  $  0.09  $ (0.25)
  ------------------------------------------------------------------------------
  Balance Sheet Data:

  Inventory                       $ 8,510   $ 8,579   $ 9,257  $ 7,344  $ 8,930
  Working capital                 $10,481   $10,199   $10,915  $ 9,017  $10,213
  Total assets                    $18,789   $19,671   $17,520  $14,125  $16,570
  General debt                    $ 1,510      -      $ 1,800  $ 1,300  $ 3,125
  Acquisition debt                $ 2,736   $ 3,350      -        -        -
  Shareholders' equity            $11 661   $12,720   $11,385  $10,095  $ 9,633
  -----------------------------------------------------------------------------
  COMMON SHARE MARKET PRICE

       The Company's common  shares  are traded  on the  American   Stock
    Exchange  under the  symbol WGA.  On December  31,  1999,  there were approximately  700 holders of record  of the  common  shares.  A five percent  (5%)  stock dividend was paid in  1999, no dividend was paid in  1998.  High and low sales prices the the last two years were:

                         1999 Prices      1998 Prices
  ------------------------------------------------------
                        High      Low    High      Low
  ------------------------------------------------------
  Quarter ended:
    March 31,          3  5/8    2 1/2   6 3/4    5 5/16
    June 30,           3  1/2    2       5 1/2    3 7/8
    September 30,      4  1/16   2 3/4   5        2 5/8
    December 31        3 11/16   2 3/4   3 5/8    2 3/8
  ------------------------------------------------------

   Wells-Gardner Electronics Corporation                            [ 1 ]
</TABLE

  PRESIDENT'S REPORT


  TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:


       1999 was a  major transition year  for Wells-Gardner.  The Company announced a dramatic  new strategic direction  designed to make  Wells-
  Gardner  globally  competitive  and   to  increase  profitability   and
  shareholder value.

  Our New Strategic Plan

       As part of this new strategy for the 21st Century, the Company is re-engineering itself from a manufacturer of monitors primarily for the video amusement market to a manufacturing, service and distribution
  Company with nearly 60% of our sales in the rapidly growing gaming and service markets.

       This new  strategy includes  a shift  away from  being a  strictly
  U.S.-based manufacturer to a distribution and service Company with both
  US-based and off-shore manufacturing.

       During 1999 and early 2000, Wells-Gardner took the following vital steps toward realizing its new strategy:

         * In September 1999, the Company announced the release of two families of digital products that cover the gaming, amusement, industrial and medical markets, thus the Company to be on the leading edge of technology for its markets.

         * On  January 4, 2000, the  Company announced the  establishment of a 50/50 monitor manufacturing joint venture in Malaysia  with
         Eastern Asia  Technology Ltd. of Singapore.   This new  company,
         Wells  Eastern  Asia  Displays  (M)  Sdn.  Bhd.,  will   produce
         globally  competitive  products to  our  leading  edge  designs,
         including  digital  products.   This  is  our  first   off-shore
         manufacturing investment.

         * On January  13, 2000, Wells-Gardner announced the  acquisition of  American Gaming  & Electronics,  Inc.  (AG&E). AG&E  is  the
         number  one independent  distributor  of parts  and  service  to gaming customers in North America, and has leased facilities  in
         Las  Vegas,  New  Jersey  and  Florida.  AG&E  also  sells   re-
         manufactured gaming machines.  Wells-Gardner expects to add  new locations domestically  and internationally in conjunction  with
         AG&E.

         *  As  part  of  its  strategy  to  increase  its   distribution
         capabilities,  Wells-Gardner  announced  various  agreements  to distribute  high quality  products  from vendors  such  as  Mars
         Electronics, JCM, Pacific Electronics, among others.

  Company to Develop Own Sales Force

       Wells-Gardner will  develop its  own sales  force while  retaining
  James Industries for specific accounts, thereby taking control of our brand name and customer relationships as well as reducing the company's overall selling expenses.

  1999 Sales and Earnings

       The company reported 1999 sales of $38.3 million, down 10% from $42.6 million in 1998. The net loss for 1999 was $1.2 million or $0.26 per share, compared to a profit of $974,000, or $0.22 per share in 1998.


  Tragic Loss of One of Our Own

       With deep regrets, I  report to you the  tragic passing of  Robert
  Smith  our  purchasing  manager.   Bob  was  38   years  old  and   his
  contributions and upbeat personality will be  greatly missed by all  of us at Well-Gardner.

       Thank you all for your continued support. We are confident that the strategic realignment of Wells-Gardner will lead to increased profitability and improved shareholder value.


  /s/ Anthony Spier
  -----------------
  Anthony Spier
  Chairman of the Board, President
  and Chief Executive Officer

   March 10, 2000


  -----------------------------------------------------------------------
  MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS  OF
  OPERATIONS

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

       Net sales  decreased  10.0%  to  $38,335,000  in  1999compared  to
  $42,590,000  in  1998,  while  gross  margin  for  1999  decreased   to
  $4,964,000 or 12.9% of sales compared  to $7,107,000 or 16.7% of  sales in 1998.  The percentage  decrease is  attributed to  lower  production based on lower sales.  Engineering, selling and administrative expenses increased to 14.8% of sales or $5,687,000 in 1999 compared to 13.2%  or
  $5,602,000 in  1998.  The  percentage increase  is  reflective  of  the
  Company's initiative  to invest  in  international sales,  new  product development, corporate  marketing  and the  amortization  of  goodwill.
  Operating loss for 1999  was $723,000 compared  to operating income  of
  $1,505,000 in  1998.  Other expense was  $467,000 in  1999  compared to
  $505,000 in 1998 as the Company  continued to incur debt financing  and interest expense for  the acquisition it  closed in  1998.  The Company recorded no income tax provision in  1999 compared to $25,000 in  1998.
  As of December 31, 1999,the Company has available a net operating  loss carryforward of  approximately  $2.9 million.  Net  loss for  1999  was
  $1,190,000 compared to net income of $974,000 in 1998.  For 1999, basic and diluted loss per share was 26 cents, compared to basic earnings per share of 22 cents and diluted earnings per share of 21 cents for 1998.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

       Net sales  decreased  0.9%  to $42,590,000  in  1998  compared  to
  $42,989,000  in  1997,  while  gross  margin  for  1998  increased   to
  $7,107,000 or 16.7% of sales compared  to $6,801,000 or 15.8% of  sales in 1997.  Gross  margin  improved as  the  Company  introduced  10  new products and  realized a  benefit  of procuring  standard-product  from
  Asia.  Engineering, selling and administrative expenses  were 13.2%  of sales or $5,602,000 in  1998 compared to 13.2%  or $5,677,000 in  1997.
  Operating income  for 1998  was $1,505,000  compared to  $1,124,000  in
  1997, an increase of 33.9%. Other expense increased to $505,000 in 1998 compared to $339,000 in 1997 as the Company incurred debt financing and interest expense for  the acquisition it  closed in  1998.  The Company recorded an income tax provision of $25,000 in 1998 compared to $10,000 in 1997.  The  Company continues  to  utilize its  net  operating  loss carryforward.  As of December 31, 1998, the Company has available a net operating loss carryforward of  approximately $1.5 million.  Net income for 1998 was  $974,000 compared  to $775,000  in 1997,  an increase  of
  25.7%.  For 1998, basic earnings per  share were 22  cents and  diluted earnings per share were 21 cents, compared to basic earnings per  share of 18 cents and diluted earnings per share of 17 cents for 1997.

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

  Market and Credit Risks

       The Company is subject to certain market risks, mainly interest rates. At December 31, 1999, the Company had a $1,510,000 revolving note payable with a variable rate of the London Interbank Offered Rate
  (LIBOR) plus 175 basis points.  Additionally, at December 31, 1999, the
  Company had a $2,736,000 installment note payable with a variable rate of the London Interbank Offered Rate (LIBOR) plus 225 basis points.
  This note has a term of five years with equal monthly principal and interest payments which began in 1999. Both notes are unsecured.

     The Company believes that its exposure to interest rate fluctuations will be  limited  due to  the  Company's philosophy  of  maintaining  a minimal cash balance in  an effort to effectively  use any excess  cash flows to reduce outstanding debt.  As of December 31, 1999, the Company had variable rate  debt of $4,246,000.  An adverse  change in  interest rates during the  time that  this debt  is outstanding  would cause  an increase in the amount of interest  paid.  The Company may pay down the loan at any time.  However, a  100 basis point increase in LIBOR  would result in  an increase  of approximately  $43,000 in  interest  expense recognized in the  financial statements.  The Company will continue  to
  monitor   changing   economic   conditions   and   based   on   current
  circumstances, does not expect  to incur a  substantial loss in  future earnings or cash flows as a result of changing interest rates.

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

  Liquidity & Capital Resources

       Accounts receivable decreased to  $4,795,000  in 1999  compared to
  $5,149,000 in  1998,  while  days outstanding  were  50  days  in  1999 compared to  44 in  1998.  Inventory  decreased  to $8,510,000  in 1999 compared to  $8,579,000 in  1998.  Inventory  turns  were 3.92 in  1999 compared to 4.17 in 1998.  Accounts payable decreased to $2,128,000  in
  1999 compared  to $2,548,000  in 1998.  The decrease  is  attributed to
  lower  inventory  purchases.  Long-term   note  payable  increased   to
  $1,510,000 in 1999 compared to $0 in 1998. In 1998, the Company entered into a long-term installment  note payable for  $3,350,000 to  fund the
  acquisition  consummated  during  1998.  At  December  31,  1999,   the
  outstanding balance on the  long-term installment note was  $2,736,000.
  Shareholders' equity decreased to $11,661,000 in 1999 from  $12,720,000 in 1998 as book value was $2.57 per share in 1999 compared to $2.97 per share in 1998.  Overall, the Company believes that its future financial requirements can be met with funds generated from operating  activities and from its credit facility.

  Subsequent Events

      On January 4, 2000, the Company announced that it entered into a 50
  /50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture open frame video monitors in Malaysia. The
  Company anticipates that production will begin in the second quarter, 2000.

      On January 13, 2000, the Company announced that it acquired certain assets of American Gaming and Electronics (AG&E) of Las Vegas, New jersey and Florida. AG&E is the largest independent distributor of gaming parts and services in North America and will be operated as a wholly owned subsidiary. This acquisition will be accounted for under the purchase method of accounting.

  Inflation

      During the past three years, management believes that the effect of inflation on past operations has not been significant and anticipates that inflation will not have a significant impact on future operations.

  Year 2000

      The Company experienced no difficulties with Y2K compliance and all systems functioned properly on or after january 1, 2000. The Company incurred no significant additional costs in its Y2K compliance efforts.

  ------------------------------------------------------------------------
  BALANCE SHEETS
  Years ended December 31,

  ------------------------------------------------------------------------
  Assets                                           1999            1998
  ------------------------------------------------------------------------
  Current Assets:
    Cash & cash equivalents                    $   118,944     $    26,052
    Accounts receivable, net of allowances
      of $60,000 in 1999, & $85,000 in 1998      4,795,411       5,148,712
    Note receivable                                   -            232,369
    Inventory                                    8,510,275       8,579,344
    Prepaid expenses                               608,917         428,209
  ------------------------------------------------------------------------
  Total current assets                         $14,033,547     $14,414,686
  ------------------------------------------------------------------------
  Property, Plant & Equipment (at cost):
    Land                                           206,144         206,144
    Land improvements                               71,970          71,970
    Buildings & improvements                     3,569,252       3,529,124
    Machinery & equipment                        7,161,344       6,839,416
  ------------------------------------------------------------------------
    Total property, plant & equipment           11,008,710      10,646,654
    Less accumulated depreciation               (8,441,676)     (7,997,720)
  ------------------------------------------------------------------------
  Property, plant & equipment, net             $ 2,567,034     $ 2,648,934
  ------------------------------------------------------------------------
  Other Assets:
    Note receivable                                   -            255,152
    Intangibles, net                             2,188,635       2,352,379
  ------------------------------------------------------------------------
  Total other assets                           $ 2,188,635     $ 2,607,531
  ------------------------------------------------------------------------
  Total Assets                                 $18,789,216     $19,671,151
  ------------------------------------------------------------------------

  Liabilities & Shareholders' Equity
  ------------------------------------------------------------------------
  Current Liabilities:
    Accounts payable                           $ 2,127,745     $ 2,547,993
    Accrued expenses                               755,097       1,053,159
    Installment note payable                       669,996         614,163
  ------------------------------------------------------------------------
  Total current liabilities                    $ 3,552,838     $ 4,215,315
  ------------------------------------------------------------------------
  Long-Term Liabilities:
    Note payable                                 1,510,000            -
    Installment note payable                     2,065,841       2,735,837
  ------------------------------------------------------------------------
  Total long-term liabilities                  $ 3,575,841     $ 2,735,837
  ------------------------------------------------------------------------
  Total Liabilities                            $ 7,128,679     $ 6,951,152
  ------------------------------------------------------------------------
  Shareholders' Equity:
    Common shares, $1 par value; 25,000,000
      shares authorized; 4,543,570 shares
      issued at December 31, 1999 4,285,912
      shares issued at December 31, 1998         4,543,570       4,285,912
    Capital in excess of par value               1,869,111       1,526,760
    Retained earnings                            5,247,856       6,907,327
  ------------------------------------------------------------------------
  Total Shareholders' Equity                   $11,660,537     $12,719,999
  ------------------------------------------------------------------------
  Total Liabilities & Shareholders' Equity     $18,789,216     $19,671,151
  ------------------------------------------------------------------------

  See accompanying notes to financial statements.

 ------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
 Years ended December 31,

 ------------------------------------------------------------------------------
                                             1999         1998         1997
 ------------------------------------------------------------------------------
 Net sales                                $38,334,557  $42,590,394  $42,988,526
 ------------------------------------------------------------------------------
 Cost & expenses:
   Cost of sales                           33,370,294   35,483,712   36,187,438
   Engineering, selling & administrative    5,687,305    5,602,115    5,677,183
 ------------------------------------------------------------------------------
   Operating income (loss)                   (723,042)   1,504,567    1,123,905
   Other expense, net                         466,709      505,433      338,665
 ------------------------------------------------------------------------------
 Earnings (loss) before income taxes       (1,189,751)     999,134      785,240
   Income tax                                       0       25,000       10,000
 ------------------------------------------------------------------------------
 Net earnings (loss)                      $(1,189,751) $   974,134   $  775,240
 ------------------------------------------------------------------------------
 Basic net earnings (loss) per share            (0.26)        0.22         0.18
 ------------------------------------------------------------------------------
 Diluted net earnings (loss) per share          (0.26)        0.21         0.17
 ------------------------------------------------------------------------------
 Basic average common
   shares outstanding                       4,517,492    4,469,833    4,343,253
 Diluted average common
   shares outstanding                       4,517,492    4,621,372    4,531,097
 ------------------------------------------------------------------------------

STATEMENTS OF SHAREHOLDERS' EQUITY

                           -------------------------------------------------------------
                                       Capital In                             Total
                             Common    Excess Of   Retained   Unearned     Shareholders'
                             Shares    Par Value   Earnings  Compensation     Equity
----------------------------------------------------------------------------------------
  December 31, 1996        $4,068,426  $1,158,308 $ 5,157,953 $(290,101)   $10,094,586
--------------------------------------------------------------------------------------
  Net earnings                   -           -        775,240      -           775,240
  Issuance of stock awards     30,400      86,750        -     (115,050)         2,100
  Stock options exercised     116,257     179,438        -         -           295,695
  Amortization of unearned
    compensation                 -           -           -      217,301        217,301
--------------------------------------------------------------------------------------
  December 31, 1997        $4,215,083  $1,424,496 $ 5,933,193 $(187,850)   $11,384,922
  Net earnings                   -           -        974,134      -           974,134
  Issuance of stock awards     14,050      51,700        -      (65,750)          -
  Stock options exercised      56,779      50,564        -         -           107,343
  Amortization of unearned
    compensation                 -           -           -      253,600        253,600
--------------------------------------------------------------------------------------
  December 31, 1998        $4,285,912  $1,526,760 $ 6,907,327      -       $12,719,999
  Net loss                       -           -     (1,189,751)     -        (1,189,751)
  Stock dividend issued       214,627     255,093    (469,720)     -              -
  Issuance of stock awards     29,679      62,038        -         -            91,717
  Shares issued from
    stock purchase plan        12,473      24,459        -         -            36,932
  Stock options exercised         879         761        -         -             1,640
--------------------------------------------------------------------------------------
  December 31, 1999        $4,543,570  $1,869,111 $ 5,247,856      -       $11,660,537
--------------------------------------------------------------------------------------

  See accompanying notes to financial statements.

  STATEMENTS OF CASH FLOWS

  Years ended December 31,
                                         ---------------------------------------
                                              1999          1998         1997
--------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                    $(1,189,751)  $   974,134  $   775,240
  Adjustments to reconcile net earnings
    (loss) to net cash provided by
    (used in) operating activities:
    Depreciation & amortization              646,677       507,816      403,989
    Amortization of unearned compensation        -         253,600      217,301
  Changes in current assets & liabilities
    (net of effect of acquisition):
  Accounts receivable                        353,301        83,123   (1,336,030)
  Note receivable                            487,521      (113,013)    (374,508)
  Inventory                                   69,069     1,123,958   (1,912,709)
  Prepaid expenses                          (180,708)     (190,754)     212,141
  Accounts payable                          (420,248)     (905,259)   1,690,515
  Income taxes payable                          -             -          10,000
  Accrued expenses                          (298,062)      170,948      (95,071)
--------------------------------------------------------------------------------
Net cash provided by (used in)
    operating activities                 $  (532,201)  $ 1,904,553   $ (409,132)
--------------------------------------------------------------------------------
Cash used in investing activities:
  Payment for acquisition                       -       (3,350,000)        -
  Additions to property, plant
    & equipment, net                        (401,033)     (335,631)    (296,357)
--------------------------------------------------------------------------------
Net cash used in investing activities    $  (401,033)  $(3,685,631)  $ (296,357)
--------------------------------------------------------------------------------
Cash provided by (used in)
    financing activities:
  Borrowings (repayments) from
    note payable                           1,510,000    (1,800,000)     500,000
  Proceeds from (repayments of)
    installment note payable                (614,163)    3,350,000         -
  Proceeds from options exercised
    & purchase plan                          130,289       107,343      297,795
--------------------------------------------------------------------------------
Net cash provided by financing
    activities                           $ 1,026,126   $ 1,657,343   $  797,795
--------------------------------------------------------------------------------
Net increase (decrease) in cash
    & cash equivalents                        92,892      (123,735)      92,306
Cash & cash equivalents at
    beginning of year                         26,052       149,787       57,481
--------------------------------------------------------------------------------
Cash & cash equivalents at
    end of year                          $   118,944   $    26,052   $  149,787
--------------------------------------------------------------------------------
Supplemental cash flows disclosure:
  Income taxes paid                            -       $    35,000         -
  Interest paid                          $   407,616   $   400,719   $  222,375
--------------------------------------------------------------------------------

See accompanying notes to financial statements.

  NOTES TO FINANCIAL STATEMENTS


  Note 1.  DESCRIPTION OF THE BUSINESS

       Founded  in  1925,  Wells-Gardner  Electronics  Corporation  is  a
  distributor and ISO 9001 certified manufacturer of color video monitors, video liquid crystal & plasma displays, coin doors, coin mechanisms and other related distribution products for a wide variety of markets including, but not limited to, gaming machines, coin-operated video games, leisure and fitness, automotive, display, intranet, medical, service and video walls.


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


  Property, Plant & Equipment

       Property,  plant  and  equipment  are  stated  at  cost  and   are
  depreciated for financial reporting purposes over the estimated useful lives on a straight-line basis as follows:

  Buildings                       15 - 31 1 /2 years
  Machinery & Equipment                 5 - 15 years


  Revenue Recognition

       Revenue from sales of products is recorded at time of shipment.

  Earnings Per Share

       Basic earnings per share ("EPS") is based on the weighted average number of shares outstanding whereas diluted EPS includes the dilutive effect of unexercised common stock options. For all periods reported, EPS have been restated to reflect the stock dividend issued in 1999.

  Financial Instruments

       The fair value of the Company's financial instruments does not materially vary from the carrying value of such instruments.

  Reclassifications

       Certain amounts in previously issued financial statements have been reclassified to conform to the current year's presentation.

  Research & Development

       Research and development costs for the years ended December 31, 1999, 1998 and 1997 were approximately $1,334,000, $1,536,000 and
  $1,786,000, respectively, which were 3.5%, 3.6% and 4.2% of annual sales, respectively.

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

  Long-Lived Assets

       Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts should be evaluated. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company has determined, on the basis that there are no indicators, that as of December 31, 1999 there has been no impairment in the carrying values of long-lived assets.

  Intangibles

       Intangible assets consist primarily of the cost of a purchased business in excess of the fair value of net assets acquired and are amortized on a straight-line basis over periods of five and twenty years. The Company regularly reviews the performance of the acquired business to evaluate the realizability of the underlying goodwill. Amortization expense in 1999, 1998 and 1997 was approximately $163,000, $89,000 and $0 respectively.

  Significant Customers

       Approximately 32%, 33% and 34% of net sales in 1999, 1998 and 1997, respectively, were to the Company's largest customer.

  Stock Dividend

       On March 16, 1999, the Company announced a five percent stock dividend payable to all common stock shareholders of record as of April 13, 1999. The stock dividend resulted in the issuance of 214,627 additional common shares. All reported earnings per share disclosure has been restated to reflect this dividend.

  Note 3.  RELATED-PARTY TRANSACTIONS

       During the period 1997 to 1999, a majority of the Company's sales were made through a sales representative firm, James Industries Inc., whose Chairman and principal shareholder is a substantial beneficial shareholder and director of the Company. Commissions earned by James Industries Inc. for the years ended December 31, 1999, 1998 and 1997 were approximately $1,076,000, $1,386,000 and $1,541,000, respectively.
  Commissions owed to James Industries Inc. as of December 31, 1999, 1998 and 1997 were approximately $72,000, $148,000 and $246,000 respectively. Total commissions as a percentage of sales for the years ended December 31, 1999, 1998 and 1997 were 2.8%, 3.2% and 3.6%, respectively. Sales to James Industries Inc. for the years ended December 31, 1999, 1998 and 1997 were approximately $261,000, $258,000 and $406,000, respectively. Outstanding accounts receivable due from James Industries Inc. at December 31, 1999, 1998 and 1997 were approximately $99,000, $156,000 and $100,000, respectively.

       During 1997, the Company entered into an agreement with James Industries whereby it agreed to sell certain specific products on extended terms in exchange for a promissory note. Shipments under this agreement began in September, 1997 and were fully completed in the first quarter of 1998. The note carries interest at a rate of prime plus 200 basis points and is personally guaranteed by Jim Roberts, Chairman and John Blouin, President of James Industries, respectively. During 1999, James Industries elected to pay off the entire balance due, thus at December 31, 1999 the balance due was $0.


  Note 4.  INVENTORY

  Inventory consisted of the following components:

  -----------------------------------------------
                               December 31,
  -----------------------------------------------
                            1999          1998
  -----------------------------------------------
  Raw materials          $6,122,748    $6,225,344
  Work in progress          401,880       440,049
  Finished goods          1,985,647     1,913,951
  -----------------------------------------------
  Total                  $8,510,275    $8,579,344
  -----------------------------------------------

   Note 5.  DEBT

       The long-term note payable consisted of a revolving line of credit balance of $1,510,000 and $0 at December 31, 1999 and 1998, respective-ly, bearing interest at 7.57% at December 31, 1999. During 1998, the Company entered into a new, long-term banking agreement with American National Bank and Trust Company of Chicago. The new agreement provides for an $8,000,000 revolving line of credit at a rate of either prime or the London Interbank Offered Rate (LIBOR) plus 175 basis points. This agreement runs through May 31, 2001. At December 31, 1999 the Company had an unused balance of $6,490,000 on its line of credit. The long-term note is uncollateralized with certain covenant restrictions.

       During 1998, the Company entered into an uncollateralized installment note payable for $3,350,000 at a rate of LIBOR plus 225 basis points. The proceeds of this note were used for the acquisition discussed in Note 11. This note has a term of five years with sixty equal monthly principal and interest payments, commencing February, 1999.


  Note 6.  STOCK PLANS

       The Company maintains a Non-Qualified Option and Stock Award Plan under which employees may acquire up to a maximum of 1,470,000 common shares and a Nonemployee Director Stock Plan under which directors may acquire up to 262,500 common shares. Options may be granted thru December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 1999, 48 persons held outstanding options and were eligible to participate in the plans. Such options expire on dates ranging from April 24, 2000 to January 4, 2009.

       The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement of Financial Accounting Standards No. 123 ("FAS 123"), the Company's net earnings (loss) available to common shareholders and net earnings (loss) per common share would have been as follows:

  ------------------------------------------------------------------
                                                1999           1998
  ------------------------------------------------------------------
  Net earnings (loss) available to
    common shareholders:
    As reported                            $(1,189,751)   $  974,134
    Pro forma                               (1,225,882)      846,988

  Net earnings (loss) per common
    and common equivalent share:
    Basic as reported                           (0.26)          0.22
    Diluted as reported                         (0.26)          0.21
    Pro forma - Basic                           (0.26)          0.19
    Pro forma - Diluted                    $    (0.26)     $    0.18
  ------------------------------------------------------------------

       Under the stock option plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1999, 1998 and 1997, respectively: expected volatility of 20 percent; risk free interest rates ranging from 5.7 percent to 6.8 percent; and expected lives of 5 years. Additional information on shares subject to options is as follows:


  NOTES TO FINANCIAL STATEMENTS
  -------------------------------------------------------------------------------------------------
                                                1999                  1998                  1997
                                      -------------------------------------------------------------
                                               Weighted              Weighted              Weighted
                                               average               average               average
                                               exercise              exercise              exercise
                                      Options   price     Options     price     Options     price
  -------------------------------------------------------------------------------------------------
  Outstanding at beginning of year    867,864   $3.98     663,774     $3.56     523,215     $3.35
  Granted                             334,492    2.51     327,342      4.73     285,789      3.73
  Forfeited                           (38,327)   3.69     (41,583)     4.30      (8,000)     3.50
  Exercised                            (1,251)   2.50     (81,669)     3.49    (137,230)     3.02
  -------------------------------------------------------------------------------------------------
  Outstanding at end of year        1,162,778   $3.48     867,864     $3.98     663,774     $3.56
  -------------------------------------------------------------------------------------------------
  Weighted average fair value of
    options granted                             $3.54                 $1.38                 $1.18
  -------------------------------------------------------------------------------------------------
  Options exercisable at year end     726,812             449,927               286,405
  -------------------------------------------------------------------------------------------------

  The following table summarizes information about stock options outstanding at December 31, 1999:
  ---------------------------------------------------------------------------
                                      Weighted
                       Options         average       Weighted    Options
       Range of     outstanding at    remaining      average   exercisable at
   exercise prices   December 31,    contractual     exercise   December 31,
                         1999           life         price         1999
  ---------------------------------------------------------------------------
  $2.05 - 2.56         282,248          9.0          $2.50         69,608
   2.57 - 3.07         229,276          5.1           2.84        229,276
   3.08 - 3.58         267,029          6.9           3.55        201,360
   3.59 - 4.10          21,288          6.3           4.05         21,288
   4.11 - 4.61         281,530          8.4           4.40        142,398
   4.62 - 5.12          81,407          5.0           5.12         62,882
  ---------------------------------------------------------------------------
                     1,162,778          7.3          $3.54        726,812
  ---------------------------------------------------------------------------

  Note 7.  ACCRUED EXPENSES

  Accrued expenses consisted of the following components:

  ---------------------------------------------------------
                                        December 31,
                                 1999                1998
                               ----------------------------
  Payroll & salary             $ 84,028           $ 410,184
  Sales commissions              72,191             148,456
  Insurance                     300,262             149,861
  Warranty                      185,832             191,115
  Other accrued expenses        112,784             153,543
  ---------------------------------------------------------
  Total                       $ 755,097          $1,053,159
  ---------------------------------------------------------


  Note 8.  OTHER EXPENSE, NET

  Other expense, net consisted of the following  components:

  ---------------------------------------------------------
                                      December 31,
                          ---------------------------------
                            1999         1998        1997
  ---------------------------------------------------------
  Interest expense        $407,616     $400,719    $222,375
  Other expense, net       110,993      183,590     151,019
  Other income, net       (51,900)      (78,876)    (34,729)
  ---------------------------------------------------------
  Other expense, net      $466,709     $505,433    $338,665
  ---------------------------------------------------------


  Note 9.  INCOME TAXES

  The effective income tax rates for 1999, 1998 and 1997 differed from the expected Federal income tax rate (34%)for the following reasons:

  -------------------------------------------------------------------
                                       1999        1998       1997
  -------------------------------------------------------------------
  Computed expected
    tax expense
    (benefit)                        $(405,000)  $ 340,000  $ 281,000
  State income tax
    expense (benefit) net
    of Federal tax effect             (51,000       37,000     40,000
  Other, net                           40,000      (59,000)    12,000
  Change in valuation
    allowance                         416,000     (293,000)  (323,000)

                                          -       $ 25,000   $ 10,000

      Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities at December 31 1999 and 1998 consisted of:

  -------------------------------------------------------------
                                          1999           1998
  -------------------------------------------------------------
  Deferred tax assets:
   Allowance for doubtful
     accounts                       $     23,000    $    33,000
   Warranty reserve                       72,000         74,000
   Inventory reserve                     114,000        175,000
   Deferred compensation                       -          1,000
   Net operating loss
     carryforwards                     1,135,000        586,000
   Alternative minimum tax
     credit carryforwards                 62,000         74,000
   General business credit
     carryforwards                       129,000        129,000
   Other                                   9,000          6,000
  -------------------------------------------------------------
     Total gross deferred tax
       assets                          1,544,000      1,078,000
     Less valuation allowance         (1,423,000)    (1,007,000)
  -------------------------------------------------------------
     Net deferred tax assets             121,000         71,000
  Deferred tax liabilities:
   Deferred compensation                  41,000           -
   Property, plant & equipment,
     principally depreciation             80,000         71,000
  -------------------------------------------------------------
  Net deferred taxes                        -              -
  -------------------------------------------------------------

       A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 1999 was an increase of $416,000. At December 31, 1999, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $2,940,000 which are available to offset future Federal taxable income, if any, through 2019. The Company also has alternative minimum tax credit carryforwards of approximately $62,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $129,000 which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire during 2004 through 2008.

  Note 10.  EARNINGS (LOSS) PER SHARE

       During 1999, the Company announced a five percent stock dividend payable to all common stock shareholders of record as of April 13, 1999. All reported earnings per share disclosure has been restated to reflect this dividend. In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share ("EPS")," the
  following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31, 1999, 1998 and 1997:

  ------------------------------------------------------------------------
                                              December 31,
  ------------------------------------------------------------------------
                                   1999            1998            1997
  ------------------------------------------------------------------------
  Basic EPS:
    Net income (loss)          $(1,189,751)    $   974,134     $   775,240
  Weighted average
    common shares
    outstanding                  4,517,492       4,469,833       4,343,253
    Per share amount           $     (0.26)    $      0.22      $     0.18
  ------------------------------------------------------------------------
  Diluted EPS:
    Net income (loss)          $(1,189,751)    $   974,134      $  775,240
  Weighted average
    common shares
    outstanding                  4,517,492       4,469,833       4,343,253
    Add: Effect of dilutive
      stock options                   -            151,539         187,844
  ------------------------------------------------------------------------
  Adjusted weighted average
    common shares outstanding    4,517,492       4,621,372       4,531,097
  Per share amount             $     (0.26)    $      0.21      $     0.17
  ------------------------------------------------------------------------

     Options which had an anti-dilutive effect at December 31, 1999, 1998 and 1997 were 679,205, 374,092 and 58,000, respectively and were excluded from the diluted earnings per share calculation.


  Note 11.  ACQUISITION

       In 1998,  the  Company  acquired  the  mechanical  coin  door  and mechanical coin mechanism business of Coin Controls, Inc. This acquisition was accounted for under the purchase method of accounting. The effect of the pro forma results of operations had the acquisition occurred at the beginning of each year was immaterial.

  Note 12.  LEASE COMMITMENTS

     The Company leases certain data processing and other equipment under lease agreements expiring through the year 2003. The following is a schedule of future minimum lease payments required under operating leases as of December 31, 1999:

  -------------------------------------------
  Years ending December 31,            Amount
  -------------------------------------------
  2000                               $185,677
  2001                                184,754
  2002                                 81,069
  2003                                 22,684
  2004                                 13,945
  Thereafter
  -------------------------------------------
                                     $488,129
  -------------------------------------------

     Rent expense related to operating leases was approximately $161,000, $50,000 and $38,000 during the years ended December 31, 1999, 1998 and 1997, respectively.


  Note 13.  UNAUDITED QUARTERLY FINANCIAL DATA

      Selected quarterly data for 1999 and 1998 are as follows: (In thousands except per-share data)

       ------------------------------------------------------------------
                                                   1999
       ------------------------------------------------------------------
                                 First      Second      Third     Fourth
       ------------------------------------------------------------------
       Net sales                $9,207     $11,035    $ 9,086     $9,007
       Net earnings (loss)        (245)        404         31     (1,380)
       Basic net earnings
         (loss) per share        (0.05)       0.09       0.00      (0.30)
       Diluted net earnings
         (loss) per share       $(0.05)    $  0.09     $ 0.00     $(0.30)
       ------------------------------------------------------------------


       ------------------------------------------------------------------
                                                   1998
       ------------------------------------------------------------------
                                  First      Second     Third      Fourth
       ------------------------------------------------------------------
       Net sales                 $8,983     $12,983   $ 9,965     $10,659
       Net earnings                 154         547       131         142
       Basic net earnings
         per share                 0.04         013      0.03        0.02
       Diluted net earnings
         per share               $ 0.04     $  0.12    $ 0.03      $ 0.02
       ------------------------------------------------------------------

  [KPMG LOGO]


  INDEPENDENT AUDITORS' REPORT


  The Board of Directors and Shareholders of
  Wells-Gardner Electronics Corporation:


  We have audited the accompanying balance sheets of Wells-Gardner Electronics Corporation as of December 31, 1999 and 1998 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

  /s/ KPMG

  Chicago, Illinois
  January 27, 2000

  --------------------------------------------------------------------------
  BOARD OF DIRECTORS                      OFFICERS
  ------------------                      --------
  Anthony Spier                           Anthony Spier
  Chairman, President &                   Chairman, President &
  Chief Executive Officer                 Chief Executive Officer

  John R. Blouin                          Kathleen E. Hoppe
  President of James                      Director of Information Technology
  Industries, Inc.
                                          Mark E. Komorowski
  Marshall L. Burman                      Vice President of Sales
  Counsel with Wildman,
  Harrold, Allen & Dixon                  Larry S. Mahl
                                          Director of Materials
  Jerry Kalov
  President of Kay Consulting             John S. Pircon
                                          Vice President of Marketing
  Ira J. Kaufman
  Senior Managing Director of             Jeffrey A. Sterling
  Mesirow Financial, Inc.                 Vice President of Engineering

  Frank R. Martin                         Eric A. Slagh
  Senior Partner of Righeimer,            Director of Quality
  Martin & Cinquino, P.C.
                                          George B. Toma CPA, CMA
  James J. Roberts, Jr.                   Vice President of Finance,
  Chairman & Chief Executive Officer      Chief Financial Officer, Treasurer
  of James Industries, Inc.               & Corporate Secretary

  Randall S. Wells                        Randall S. Wells
  Executive Vice President                Executive Vice President
  & General Manager                       & General Manager

  Ernest R. Wish
  Chairman of WRM, Inc.
  --------------------------------------------------------------------------

  OFFICES                                 WHOLLY OWNED SUBSIDIARIES
  CORPORATE                               American Gaming & Electronics, Inc.
  Wells-Gardner Electronics Corporation   6255 McLeod Drive, Suite 22
  2701 North Kildare Avenue               Las Vegas, Nevada 89120
  Chicago, Illinois 60639                 Telephone: 702/798-5752
  Telephone: 773/252-8220                 19 Tilton Street
  Fax: 773/252-8072                       Hammonton, New Jersey 08037
  Internet: www.wgec.com                  Telephone: 609/567-1117
                                          2046 McKinley Street
  JOINT VENTURE                           Hollywood, Florida 33020
  -------------                           Telephone: 954/922-9952
  Wells Eastern Asia                      280 Greg Street, Suite 3
  Displays (M) SDN BHD                    Reno, Nevada 89502
  Lot 316 & 317                           Telephone: 775/786-8112
  Jalan PKNK 3/2
  Sungai Petani Industrial Estate
  08000
  Sungai Petani, Kedah, Malaysia
  Telephone: 60-4-441-1336
  --------------------------------------------------------------------------

  CORPORATE INFORMATION                   CORPORATE BANKERS
                                          -----------------
                                          American National Bank & Trust
  ANNUAL MEETING                          Chicago, Illinois
  --------------
  The annual meeting of shareholders      INDEPENDENT AUDITORS
  will take place on April 25, 2000       --------------------
  at 2:00 p.m. at the corporate           KPMG LLP
  offices of the Company.                 Chicago, Illinois


  FORM 10-K                               GENERAL COUNSEL
  ---------                               ---------------
  A copy of the Company's annual report   Katten Muchin & Zavis
  on Form 10-K, without exhibits, as      Chicago, Illinois
  filed with the Securities and
  Exchange Commission is available        INVESTMENT BANKERS
  without charge upon written request     ------------------
  to Mr. George B. Toma at the            Mesirow Financial
  corporate offices of the Company.       Chicago, Illinois

  TRANSFER AGENT
  LaSalle National Bank
  135 South LaSalle Street
  Chicago, Illinois 60603
  Telephone: 800/246-5761