Form 10-K, Exhibit 13
period 2000-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2001-03-16
CIK 105608

EXHIBIT 13

Wells-Gardner Electronics Corporation

2000 Annual Report

SELECTED FINANCIAL DATA
(in $000's except for per share data)
	Years Ended December 31,
	2000	1999	1998	1997	1996
Earnings Data:
Net sales	50,594	38,335	42,590	42,989	36,668
Earnings (loss) from operations	1,288	(723)	1,504	1,124	563
Gain on sale of fixed assets	329	---	---	---	---
Net earnings (loss)	851	(1,190)	974	775	403
Basic net earnings (loss) per share	0.17	(0.25)	0.21	0.17	0.09
Diluted net earnings (loss) per share	0.17	(0.25)	0.20	0.16	0.09

Balance Sheet Data:
Working capital	15,377	10,481	10,199	10,915	9,017
Total assets	26,076	18,789	19,671	17,520	14,125
Shareholders' equity	12,709	11,661	12,720	11,385	10,095

COMMON SHARE MARKET PRICE

The Company's common shares are traded on the American Stock Exchange under the symbol WGA.
On December 31, 2000, there were approximately 686 holders of record of the common shares.
A five percent (5%) stock dividend was paid in 2000 and 1999. High and low prices for the last two years were:
		2000 Prices		1999 Prices
		High	Low	High	Low
Quarter ended:
March 31,		5	3	3 5/8	2 1/2
June 30,		4	2 3/4	3 1/2	2
September 30,		3 1/4	2 1/8	4 1/16	2 3/4
December 31,		2 11/16	1 1/2	3 11/16	2 3/4

PRESIDENT'S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

We are pleased to report to you that Wells-Gardner made a profit for the fourth year in the last five. This is particularly gratifying in a year of enormous change for the Company, in which we started to implement our new strategic plan.

Our New Strategic Plan

We announced last year our new strategy for the 21st Century and I am happy to report to you that the implementation is going well. Wells-Gardner has transitioned from a US based manufacturer primarily to the low growth amusement market to a global manufacturing, service and distribution Company to the fast growing gaming market. This was accomplished primarily by the acquisition of AGE and the establishment of our Malaysian manufacturing joint venture, WEA.

American Gaming & Electronics (AGE)

We acquired AGE in January 2000 and established it as a wholly owned subsidiary. We upgraded our offices in Las Vegas and New Jersey and added offices in Reno, Chicago and Palm Springs, CA during 2000 to bring our total number of AGE offices to 6. We also added new distribution lines including MicroTouch, Starpoint, Money Controls and others. We signed contracts to install several manufacturers' machines in New Jersey, California and Reno.

Wells Eastern Asia (WEA)

In January 2000 we established WEA, our 50/50 joint venture in Malaysia with Easttech, a public company traded on the Singapore stock exchange. This production facility is essential to our strategy of being a globally competitive manufacturer of video monitors. We anticipate that approximately 50 percent of our worldwide monitor manufacturing will be produced at WEA by the end of 2001.

Gaming Strategy

Wells-Gardner has developed a strategy of using its strengths in one segment of the gaming market to leverage itself and increase its market penetration in other segments of the gaming market. The Company is participating in four segments of the gaming market: monitor manufacturing in Malaysia and the US, distribution of Wells-Gardner's and other manufacturers' parts to casinos throughout North America, installing and servicing new gaming equipment into casinos in North America and refurbishing and selling used gaming equipment mainly outside North America. The strategy appears to be successful so far since in 2000 the gaming and service markets were responsible for 69 percent of the Company's revenue.

2000 Sales Grew By 32 Percent And Earnings Increased By About $2 million

2000 sales were $50.6 million, up from $38.3 million in 1999. The sales growth was primarily due to the implementation of the new strategic plan including the sales from the newly acquired AGE and the growth of the service business.

Earnings for 2000 were $851,000 or $0.17 per share compared to a loss of $1,190,000 or $0.25 per share in 1999. Included in the 2000 results was a non-recurring gain on the sale of assets of $329,000 or $0.07 per share.

2000 earnings were impacted by additional investments in new products, a new computer system and developing an international sales capability. These investments are expected to put us in a good competitive position in 2001.

New Digital Product Line

Wells-Gardner has released a full line of digital products for both the gaming and amusement markets. We will be able to manufacture these products in both Malaysia and the US. We have a competitive advantage over our major competitors and we believe that we could become the market leader in video monitors in the gaming industry by the end of 2002. Already we have obtained business from several new customers based entirely on our digital capability.

Quality Continues To Be The Top Priority

Wells-Gardner remains committed to be the "best-in-class" quality supplier in all our served markets. The Company obtained a further 3 years certification of the ISO 9001 accreditation taking us through the year 2003. As we have mentioned, we were the first open-frame monitor manufacturer to obtain this quality certification and this has been a valuable marketing advantage in selling to several highly prestigious accounts.

2001 Outlook

Wells-Gardner expects to continue its operational improvement as it completes the implementation of its strategic plan. The Company expects to obtain the benefits of its investments in new offices for AGE, its manufacturing capabilities in its Malaysian joint venture, its new digital product line and its international sales capabilities. The Company expects to move to new headquarters in 2001, which will result in a one-time charge.

Loss Of Allan Gardner

With deep regret, I report to you the passing of Allan Gardner in December 2000. Allan was associated with the Company for over 40 years. We will miss his special and unique contributions to the Company that bears his family's name.

We thank all of you for your continued support as we complete the implementation of our strategic plan. We are confident that this will lead to increased profitability and improved shareholder value.

Anthony Spier

Chairman of the Board, President

& Chief Executive Officer

March 16, 2001

Management's Discussion & Analysis of Financial Condition & Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net sales increased 32.0% to $50.6 million in 2000 compared to $38.3 million in 1999, as gross margin for 2000 increased to $9.9 million or 19.6% of sales compared to $5.0 million or 12.9% of sales in 1999. The percentage increase is attributed to additional revenue from the Company's acquisition of American Gaming and Electronics and additional sales from the Company's service business. Engineering, selling and administrative expenses increased to $8.6 million in 2000 compared to $5.7 million in 1999. The increase is attributed to the operating expenses incurred for American Gaming and Electronics and the Company's initiative to invest in international sales and new product development. Operating income for 2000 was $1.3 million compared to an operating loss of $723,000 in 1999. During the first quarter of 2000, the Company sold its headquarters and recognized a gain on the sale of fixed assets of $329,000. Other expense, net was $758,000 in 2000 compared to $467,000 in 1999 as the Company incurred additional debt financing and interest expense to fund the acquisition of American Gaming and Electronics and additional funding for operations throughout 2000. The Company recorded an $8,000 and $0 income tax provision in 2000 and 1999, respectively, as the Company has available a net operating loss carryforward of approximately $3.1 million at December 31, 2000. Net earnings for 2000 were $851,000 compared to a net loss of $1.2 million in 1999. For 2000, basic and diluted earnings per share were 17 cents, compared to basic and diluted loss per share of 25 cents for 1999.

On January 4, 2000, the Company announced that it entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture a full line of open frame video monitors in Malaysia. The joint venture is accounted for under the equity method. The Company recorded a net loss on operations of $64,000 during 2000.

On January 12, 2000, the Company acquired certain assets of American Gaming and Electronics of Las Vegas, New Jersey and Florida. American Gaming and Electronics is the largest independent distributor of gaming parts and services in North America and is operated as a wholly owned subsidiary.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Net sales decreased 10.0% to $38.3 million in 1999 compared to $42.6 million in 1998, while gross margin for 1999 decreased to $5.0 million or 12.9% of sales compared to $7.1 million or 16.7% of sales in 1998. The percentage decrease is attributed to lower production based on lower sales. Engineering, selling and administrative expenses increased to $5.7 million in 1999 compared to $5.6 million in 1998. Operating loss for 1999 was $723,000 compared to operating income of $1.5 million in 1998. Other expense, net was $467,000 in 1999 compared to $505,000 in 1998 as the Company continued debt financing and interest expense for the acquisition it closed in 1998. The Company recorded no income tax provision in 1999 compared to $25,000 in 1998. As of December 31, 1999, the Company has available a net operating loss carryforward. Net loss for 1999 was $1.2 million compared to net earnings of $974,000 in 1998. For 1999, basic and diluted loss per share was 25 cents, compared to basic earnings per share of 21 cents and diluted earnings per share of 20 cents for 1998.

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

Market and Credit Risks

The Company is subject to certain market risks, mainly interest rates. During 2000, the Company entered into a long term, $12 million line of credit. At December 31, 2000, the Company had outstanding debt on this line of credit of $6.5 million. This balance consists of $5.0 million at an interest rate of 8.30% and $1.5 million at an interest rate of 9.50%. Additionally, at December 31, 2000, the Company had outstanding a $2.0 million installment note payable with at an interest rate of 8.95%. This note has a term of five years with equal monthly principal and interest payments, which began in 1999. All bank debt is unsecured. The Company believes that its exposure to interest rate fluctuations will be limited due to the Company's practice of maintaining a minimal cash balance in an effort to effectively use any excess cash flows to reduce outstanding debt. As of December 31, 2000, the Company had variable rate debt of $8.5 million. An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid. The Company may pay down the loans at any time without penalty. However, a 100 basis point increase in interest rates would result in an annual increase of approximately $85,000 in interest expense recognized in the financial statements. The Company continues to monitor changing economic conditions and based on current circumstances, does not expect to incur a substantial loss in future earnings or cash flows as a result of changing interest rates.

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

Liquidity & Capital Resources

Accounts receivable increased to $7.7 million in 2000 compared to $4.8 million in 1999, while days outstanding were 55 days in 2000 compared to 50 in 1999. This increase is attributed to the significant increase in sales volume in 2000. Inventory increased to $11.9 million in 2000 compared to $8.5 million in 1999 and inventory turns were 3.4 in 2000 compared to 3.9 in 1999. This increase is attributed to the inventory on hand to support American Gaming and Electronics and higher finished goods and raw materials in the Company's core business. Other current assets increased to $1.2 million in 2000 from $609,000 in 1999. This increase is attributed to higher deposits on hand with the Company's strategic vendors. Intangibles, net increased to $2.7 million from $2.2 million in 1999, as the Company recorded goodwill and a non-compete agreement on its acquisition of American Gaming and Electronics. Total liabilities increased to $13.3 million in 2000 compared to $7.1 million in 1999. This increase is attributed to a higher accounts payable due to vendors and increased borrowing on the Company's line of credit to fund the growth of current and new operations. Shareholders' equity increased to $12.7 million in 2000 from $11.7 million in 1999 as book value was $2.59 per share in 2000 compared to $2.57 per share in 1999. Overall, the Company believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility.

Inflation

During the past three years, management believes that inflation has not had a material effect on the Company's results of operations.

Year 2000

The Company experienced no difficulties with Y2K compliance and all systems functioned properly on and after January 1, 2001. The Company incurred no significant additional costs in its Y2K compliance efforts.
CONSOLIDATED BALANCE SHEETS
Years ended December 31,
(in $000's except for share information)
	2000	1999
ASSETS
Current Assets:
Cash & cash equivalents	85	119
Accounts receivable, net of allowances
of 70 in 2000, & 60 in 1999	7,746	4,795
Inventory	11,875	8,510
Prepaid expenses & other	1,186	609
Total current assets	20,892	14,033

Property, Plant & Equipment (at cost):
Land & land improvements	---	278
Leasehold improvements	12	3,569
Machinery, equipment & software	7,949	7,162
Total property, plant & equipment	7,961	11,009
Less accumulated depreciation	(5,677)	(8,442)
Property, plant & equipment, net	2,284	2,567

Other Assets:
Investment in joint venture	142	---
Intangibles, net	2,758	2,189
Total other assets	2,900	2,189
Total Assets	26,076	18,789

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	4,173	2,127
Accrued expenses	672	755
Installment note payable	670	670
Total current liabilities	5,515	3,552

Long-Term Liabilities:
Note payable	6,456	1,510
Installment note payable	1,396	2,066
Total long-term liabilities	7,852	3,576
Total Liabilities	13,367	7,128

Shareholders' Equity:
Common shares, $1 par value; 25,000,000 shares authorized;
4,897,869 shares issued at December 31, 2000
4,543,570 shares issued at December 31, 1999	4,898	4,544
Capital in excess of par value	2,763	1,869
Retained earnings	5,213	5,248
Unearned compensation	(165)	---
Total Shareholders' Equity	12,709	11,661
Total Liabilities & Shareholders' Equity	26,076	18,789

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31,
(in $000's except for share & per share data)
	2000	1999	1998
Net sales	50,594	38,335	42,590
Cost & expenses:
Cost of sales	40,673	33,370	35,484
Engineering, selling & administrative	8,633	5,688	5,602
Operating income (loss)	1,288	(723)	1,504
Gain on sale of fixed assets	329	---	---
Other expense, net	758	467	505
Earnings (loss) before income taxes	859	(1,190)	999
Income tax	8	0	25
Net earnings (loss)	851	(1,190)	974
Basic net earnings (loss) per share	0.17	(0.25)	0.21
Diluted net earnings (loss) per share	0.17	(0.25)	0.20
Basic average common shares outstanding	4,918,418	4,743,367	4,693,325
Diluted average common shares outstanding	5,000,376	4,743,367	4,852,441

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in $000's)
		Capital In			Total
	Common	Excess Of	Retained	Unearned	Shareholders'
	Shares	Par Value	Earnings	Compensation	Equity
December 31, 1997	4,215	1,424	5,933	(188)	11,384

Net earnings	---	---	974	---	974
Issuance of stock awards	14	52	---	(66)	---
Stock options exercised	57	51	---	---	108
Amortization of unearned compensation	---	---	---	254	254
December 31, 1998	4,286	1,527	6,907	---	12,720

Net loss	---	---	(1,190)	---	(1,190)
Stock dividend issued	215	254	(469)	---	---
Issuance of stock awards	30	63	---	---	93
Shares issued from stock purchase plan	12	24	---	---	36
Stock options exercised	1	1	---	---	2
December 31, 1999	4,544	1,869	5,248	---	11,661

Net earnings	---	---	851	---	851
Stock dividend issued	229	657	(886)	---	---
Issuance of stock awards	86	173	---	(180)	79
Shares issued from stock purchase plan	12	24	---	---	36
Stock options exercised	27	40	---	---	67
Amortization of unearned compensation	---	---	---	15	15
December 31, 2000	4,898	2,763	5,213	(165)	12,709

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
(in $000's)
	2000	1999	1998
Cash flows from operating activities:
Net earnings (loss)	851	(1,190)	974
Adjustments to reconcile net earnings (loss) to net
cash provided by (used in) operating activities:
Depreciation & amortization	586	647	508
Amortization of unearned compensation	15	---	254
Gain on sale of fixed assets	(329)	---	---
Share of loss in joint venture	64	---	---
Changes in current assets & liabilities
(net of effects of acquisitions):
Accounts receivable	(2,196)	353	83
Note receivable	---	488	(113)
Inventory	(2,522)	69	1,124
Prepaid expenses & other	(571)	(181)	(191)
Accounts payable	1,703	(420)	(905)
Accrued expenses	(190)	(298)	171
Net cash provided by (used in) operating activities	(2,589)	(532)	1,905

Cash used in investing activities:
Payments for acquisitions, net of cash acquired	(1,975)	---	(3,350)
Proceeds from sale of fixed assets	1,499	---	---
Additions to property, plant & equipment	(1,427)	(401)	(336)
Net cash used in investing activities	(1,903)	(401)	(3,686)

Cash provided by financing activities:
Borrowings from note payable	4,276	896	1,550
Proceeds from options exercised & purchase plan	182	130	107
Net cash provided by financing activities	4,458	1,026	1,657

Net increase (decrease) in cash & cash equivalents	(34)	93	(124)
Cash & cash equivalents at beginning of year	119	26	150
Cash & cash equivalents at end of year	85	119	26

Supplemental cash flows disclosure:
Income taxes paid	8	---	25
Interest paid	673	408	401

Supplemental schedule of non-cash activities:
Investment in joint venture	200	---	---

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. DESCRIPTION OF THE BUSINESS

Wells-Gardner is an ISO 9001 certified sales, service, distribution and manufacturing company that primarily services the gaming and amusement markets, with facilities in the United States and also is Malaysia through its joint venture.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company at December 31, 2000 include the accounts of Wells Gardner Electronics Corporation and its wholly-owned subsidiary, American Gaming and Electronics. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash & Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, commercial paper, certificates of deposit and money market funds, which have an original maturity of three months or less.

Financial Instruments

The fair value of the Company's financial instruments does not materially vary from the carrying value of such instruments.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market.

Property, Plant & Equipment

Property, plant and equipment are stated at cost and are depreciated for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: Machinery & Equipment - five to fifteen years.

Internal Use Software

The Company has adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Software Developed or Obtained for Internal Use." Accordingly, certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Total capitalized costs as of December 31, 2000 and 1999 were $1.2 million and $0, respectively. Capitalized software costs are amortized over the expected economic life of the software. No amount was charged to amortization expense during fiscal 2000 and 1999 as the software is currently in the development stage.

Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts should be evaluated. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company has determined, on the basis that there are no indicators, that as of December 31, 2000 there has been no impairment in the carrying values of long-lived assets.

Investments

The Company's joint venture in WEA is accounted for under the equity method of accounting in accordance with Accounting Principles Board (APB) No. 18, "The Equity Method of Accounting for Investments in Common Stock." Under this method, the investment is adjusted to recognize the Company's share of the losses in the joint venture. Write downs are recognized when the Company believes that a permanent impairment in value has occurred.

Intangibles

Intangible assets consist primarily of the cost of purchased businesses in excess of the fair value of net assets acquired and are amortized on a straight-line basis over periods of five and twenty years. The Company regularly reviews the performance of the acquired business to evaluate the realizability of the underlying goodwill. Amortization expense in 2000, 1999 and 1998 was approximately $225,000, $163,000 and $89,000 respectively.

Revenue Recognition

Revenue from sales of products is recorded at time of shipment.

Significant Customers

Approximately 21%, 32% and 33% of net sales in 2000, 1999 and 1998, respectively, were to the Company's largest customer.

Earnings Per Share

Basic earnings per share is based on the weighted average number of shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options. For all periods reported, earnings per share have been restated to reflect the stock dividends issued in 2000 and 1999.

Research & Development

Research and development costs for the years ended December 31, 2000, 1999 and 1998 were approximately $1,400,000, $1,334,000 and $1,536,000, respectively, which were 2.8%, 3.5% and 3.6% of annual sales, respectively.

Reclassifications

Certain amounts in previously issued financial statements have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Dividend

On February 17, 2000 the Company announced a five percent stock dividend payable to all common stock shareholders of record as of April 14, 2000. The stock dividend resulted in the issuance of 228,582 additional common shares. Also, on March 16, 1999, the Company announced a five percent stock dividend payable to all common stock shareholders of record as of April 13, 1999. The stock dividend resulted in the issuance of 214,627 additional common shares. All reported earnings per share disclosures have been restated to reflect these dividends.

Note 3. RELATED-PARTY TRANSACTIONS

During the period 1998 to 2000, a portion of the Company's sales were made through a sales representative firm, James Industries Inc., whose Chairman and principal shareholder is a substantial beneficial shareholder of the Company. Commissions earned by James Industries Inc. for the years ended December 31, 2000, 1999 and 1998 were approximately $965,000, $1,076,000 and $1,386,000, respectively. Commissions owed to James Industries Inc. as of December 31, 2000, 1999 and 1998 were approximately $55,000, $72,000 and $148,000 respectively. Total commissions as a percentage of sales for the years ended December 31, 2000, 1999 and 1998 were 1.9%, 2.8% and 3.2%, respectively. Sales to James Industries Inc. for the years ended December 31, 2000, 1999 and 1998 were approximately $108,000, $261,000 and $258,000, respectively. Outstanding accounts receivable due from James Industries Inc. at December 31, 2000, 1999 and 1998 were approximately $2,000, $99,000 and $156,000, respectively.

Note 4. INVENTORY
Inventory consisted of the following components:
	December 31,
(in $000's)	2000	1999
Raw materials	5,616	6,123
Work in progress	1,059	402
Finished goods	5,200	1,985
Total	11,875	8,510

Note 5. DEBT

The long-term note payable consisted of a revolving line of credit balance of $6,456,000, bearing interest at 8.30% on $5,000,000 and 9.50% on $1,456,000 at December 31, 2000 and $1,510,000 bearing interest at 7.57% at December 31, 1999. During 2000, the Company entered into a new, long-term banking agreement with American National Bank and Trust Company of Chicago. The new agreement provides for a $12,000,000 revolving line of credit at a rate of either prime or the London Interbank Offered Rate (LIBOR) plus 160 basis points. This agreement runs through August 31, 2003. At December 31, 2000 the Company had an unused balance of $5,544,000 on its line of credit. The long-term note is uncollateralized with certain covenant restrictions.

During 1998, the Company entered into an uncollateriazlized installment note payable for $3,350,000 at a rate of LIBOR plus 225 basis points. The proceeds of this note were used for the 1998 acquisition discussed in Note 11. This note has a term of five years with sixty equal monthly principal payments of $55,833 plus interest, commencing February, 1999.

Note 6. STOCK PLANS

The Company maintains a Non-Qualified Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,543,500 common shares and a Nonemployee Director Stock Plan under which directors may acquire up to 275,625 common shares. Options may be granted thru December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2000, 51 persons held outstanding options and were eligible to participate in the plans. Such options expire on dates ranging from April 23, 2001 to November 27, 2010.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement of Financial Accounting Standards No. 123 ("FAS 123"), the Company's net earnings (loss) available to common shareholders and net earnings (loss) per common share would have been as follows for the years ended December 31:

(in $000's except per share data)	2000	1999	1998
Net earnings (loss) available to common shareholders:
As reported	851	(1,190)	974
Pro forma	719	(1,301)	878
Net earnings (loss) per common and common equivalent share:
Basic as reported	0.17	(0.25)	0.21
Diluted as reported	0.17	(0.25)	0.20
Pro forma - Basic	0.15	(0.27)	0.19
Pro forma - Diluted	0.14	(0.27)	0.18

Under the stock option plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2000, 1999 and 1998, respectively: expected volatility of 25 percent; risk free interest rates ranging from 6.6 percent to 5.9 percent; and expected lives of 5 years. Additional information on shares subject to options is as follows:
	2000		1999		1998
		Weighted average		Weighted average		Weighted average
	Options	exercise price	Options	exercise price	Options	exercise price
Outstanding at beginning of year	1,162,778	3.48	867,864	3.98	663,774	3.56
Granted	298,712	3.39	334,492	2.51	327,342	4.73
Forfeited	(97,202)	3.67	(38,327)	3.69	(41,583)	4.30
Exercised	(26,818)	2.65	(1,251)	2.50	(81,669)	3.49
Outstanding at end of year	1,337,470	3.32	1,162,778	3.48	867,864	3.98
Weighted average fair value of options granted		0.86		1.54		1.38
Options exercisable at year end	928,738		726,812		449,927

The following table summarizes information about stock options outstanding at December 31, 2000:

		Weighted average
Range of	Options	remaining	Weighted average	Options
exercise prices	outstanding	contractual life	exercise price	exercisable
2.38 - 2.61	360,608	7.0	2.41	214,850
2.62 - 3.19	246,313	6.7	2.98	168,447
3.20 - 3.41	262,167	6.2	3.39	238,319
3.42 - 3.86	127,151	8.8	3.70	37,375
3.87 - 4.88	341,231	6.4	4.32	269,747
	1,337,470	6.8	3.32	928,738

Note 7. ACCRUED EXPENSES
Accrued expenses consisted of the following components:
	December 31,
(in $000's)	2000	1999
Payroll	115	84
Sales commissions	55	72
Warranty	90	186
Other accrued expenses	412	413
Total	672	755

Note 8. OTHER EXPENSE, NET
Other expense, net consisted of the following components:
	December 31,
(in $000's)	2000	1999	1998
Interest expense	673	408	401
Other expense, net	123	111	183
Other income, net	(38)	(52)	(79)
Other expense, net	758	467	505

Note 9. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:
	December 31,
(in $000's)	2000	1999	1998
Computed expected tax expense (benefit)	292	(405)	340
State income tax expense (benefit) net of Federal tax effect	49	(51)	37
Other, net	1	40	(59)
Change in valuation allowance	(334)	416	(293)
	8	---	25

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for
Financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:
		December 31,
(in $000's)		2000	1999
Deferred tax assets:
Allowance for doubtful accounts		35	23
Warranty reserve		35	72
Inventory reserve		142	114
Net operating loss carryforwards		1,190	1,135
Alternative minimum tax credit carryforwards		73	62
General business credit carryforwards		129	129
Other		15	9
Total gross deferred tax assets		1,619	1,544
Less valuation allowance		(1,090)	(1,423)
Net deferred tax assets		529	121
Deferred tax liabilities:
Software implementation		314	---
Deferred compensation		36	41
Property, plant & equipment, principally depreciation		179	80
Net deferred taxes		---	---

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 2000 was a decrease of $334,000. At December 31, 2000, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $3,089,000 which are available to offset future Federal taxable income, if any, through 2019. The Company also has alternative minimum tax credit carryforwards of approximately $73,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $129,000 which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2007.

Note 10. EARNINGS PER SHARE

During 2000 and 1999, the Company announced a five percent stock dividend payable to all common stock shareholders of record as of April 14, 2000 and April 13, 1999. All reported earnings per share disclosures have been restated to reflect this dividend. In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share," the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended:

	December 31,
(in $000's except for share data)	2000	1999	1998
Basic earnings (loss) per common share
Net income (loss)	851	(1,190)	974
Weighted average common shares outstanding	4,918	4,743	4,693
Per share amount	0.17	(0.25)	0.21

Diluted earnings (loss) per common share
Net income (loss)	851	(1,190)	974
Weighted average common shares outstanding	4,918	4,743	4,693
Add: Effect of dilutive stock options	82	---	159
Adjusted weighted average common shares outstanding	5,000	4,743	4,852
Per share amount	0.17	(0.25)	0.20

Options which had an anti-dilutive effect at December 31, 2000, 1999 and 1998 were 991,786, 679,205 and 374,092, respectively and were excluded from the diluted earnings per share calculation.

Note 11. JOINT VENTURE & ACQUISITIONS

On January 4, 2000, the Company entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture video monitors in Malaysia. The joint venture is accounted for under the equity method of accounting.

On January 12, 2000, the Company acquired certain assets of American Gaming and Electronics of Las Vegas, New Jersey and Florida. This acquisition was accounted for under the purchase method of accounting and is operated as a wholly owned subsidiary. On June 5, 1998, the Company acquired the mechanical coin door and mechanical coin mechanism business of Coin Controls, Inc. This acquisition was accounted for under the purchase method of accounting. The proforma effects on the results of operations had the acquisitions occurred at the beginning of the year was immaterial.

Note 12. LEASE COMMITMENTS

The Company leases certain data processing and other equipment under operating lease agreements expiring through the year 2004. The future minimum lease payments required under operating leases are as follows:

Years ending
(in $000's)	December 31,
2001	520
2002	257
2003	96
2004	66
Thereafter	---
939

Rent expense related to operating leases was approximately $427,000, $161,000 and $50,000 during the years ended December 31, 2000, 1999 and 1998, respectively.

Note 13. UNAUDITED QUARTERLY FINANCIAL DATA

Selected quarterly data for 2000 and 1999 are as follows:
	2000
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	12,899	14,009	10,796	12,890
Net earnings (loss)	596	133	232	(110)
Basic net earnings (loss) per share	0.11	0.03	0.05	(0.02)
Diluted net earnings (loss) per share	0.11	0.03	0.05	(0.02)

	1999
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	9,207	11,035	9,086	9,007
Net earnings (loss)	(245)	404	31	(1,380)
Basic net earnings (loss) per share	(0.05)	0.09	0.00	(0.29)
Diluted net earnings (loss) per share	(0.05)	0.09	0.00	(0.29)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of

Wells-Gardner Electronics Corporation:

We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois

February 2, 2001

BOARD OF DIRECTORS
Anthony Spier	Marshall L. Burman	Jerry Kalov
Chairman, President	Counsel with Wildman,	President of Kay &
Chief Executive Officer	Harrold, Allen & Dixon	Consulting

Frank R. Martin	Ernest R. Wish
Senior Partner of Righeimer,	Chairman of WRM, Inc.
Martin & Cinquino, P.C.

EXECUTIVE OFFICERS
Anthony Spier	(Alex) C.D. Alexander	Kathleen E. Hoppe
Chairman, President &	Director of Materials	Chief Information
Chief Executive Officer		Officer

Mark E. Komorowski	Jeffrey A. Sterling	Eric Slagh
Vice President of Sales	Vice President of Engineering	Director of Quality &
& President of American Gaming		International Operations

George B. Toma CPA,	CMA Randall S. Wells
Vice President of Finance,	Executive Vice President
Chief Financial Officer, Treasurer	& General Manager
& Corporate Secretary

CORPORATE INFORMATION

ANNUAL MEETING	CORPORATE BANKERS
The annual meeting of shareholders will take	American National Bank & Trust
place on April 24, 2001 at 2:00 p.m. at the	Chicago, Illinois
corporate offices of the Company.

INDEPENDENT AUDITORS
FORM 10-K	KPMG LLP
A copy of the Company's annual report on	Chicago, Illinois
Form 10-K, without exhibits, as filed with the
Securities and Exchange Commission is available	GENERAL COUNSEL
without charge upon written request to Mr. George	Katten Muchin & Zavis
B. Toma at the corporate offices of the Company.	Chicago, Illinois

TRANSFER AGENT
LaSalle National Bank
135 South LaSalle Street
Chicago, Illinois 60603
800-246-5761