Form 10-K, Exhibit 13
period 2001-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2002-03-12
CIK 105608

EXHIBIT 13

 Wells-Gardner Electronics Corporation

 2001 Annual Report



 SELECTED FINANCIAL DATA

 (in $000's except for per share data)

                                                      Years Ended December 31,
                                          2001       2000       1999       1998       1997
 ------------------------------------------------------------------------------------------
 Net sales                              $42,550    $46,464    $35,714    $40,604    $42,989
 Moving related costs                     1,334        ---        ---        ---        ---
 Operating earnings (loss)               (2,372)     1,320       (612)     1,449      1,124
 Gain on sale of fixed assets               ---        329        ---        ---        ---
 Earnings (loss) from continuing
   operations                            (2,894)     1,092       (838)     1,075        775
 ------------------------------------------------------------------------------------------
 Loss on discontinued operations         (2,813)      (241)      (352)      (101)       ---
 ------------------------------------------------------------------------------------------
 Net earnings (loss)                    ($5,707)      $851    ($1,190)      $974       $775
 ------------------------------------------------------------------------------------------
 Per share data:
 Basic net earnings (loss) from
  continuing operations                  ($0.57)     $0.21     ($0.17)     $0.22      $0.16
 Diluted net earnings (loss)
  from continuing operations             ($0.57)     $0.21     ($0.17)     $0.21      $0.15
 ------------------------------------------------------------------------------------------

 Total assets                           $21,575    $26,076    $18,789    $19,671    $17,520
 Long-term liabilities                   $8,925     $7,852     $3,576     $2,736     $1,800
 Working capital                        $11,281    $15,377    $10,481    $10,199    $10,915
 ------------------------------------------------------------------------------------------

 COMMON SHARE MARKET PRICE

 The Company's common shares are traded on the American Stock Exchange under the symbol WGA. On December 31, 2001, there were approximately 664 holders of record of the common shares. A five percent (5%) stock dividend was paid in 2001 and 2000. High and low prices for the last two years were:

                                ---------------------------------------------
                                    2001 Prices                2000 Prices
                                High           Low          High         Low
 ----------------------------------------------------------------------------
 Quarter ended:
    March 31,                   2.70          2.15          5.00         3.00
    June 30,                    3.95          2.50          4.00         2.75
    September 30,               4.05          2.25          3.25         2.13
    December 31,                2.95          2.05          2.69         1.50
 ----------------------------------------------------------------------------


 PRESIDENT'S REPORT 2001

 TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

 This has been a year of enormous change for the Company, during which we invested in our future and accomplished the following:

      We consolidated our management control of American Gaming & Electronics ("AGE").

      We developed a high quality Malaysian based management team to manage our 50/50 manufacturing joint venture, Wells Eastern Asia Displays ("WEA") based in Kedah, Malaysia.

      We moved our US plant and headquarters for the first time in 65 years to a new, highly efficient facility in the Chicago area, which is half the size of our original plant.

      We implemented a new Oracle ERP system, which we needed to network our 4 US facilities and upgrade our IT capabilities.

      We sold the Coin business that no longer fit the strategic direction of the Company.

 All of the above actions were a continuation of the implementation of the strategic plan announced last year.


 Strategic Plan for the 21st Century

 We announced in July 2000 our new strategy for the 21st Century. Wells-Gardner has now transitioned from a US based manufacturer primarily to the low growth amusement market to a global manufacturing, service and parts distribution Company to the fast growing gaming market. An integral aspect of this strategy is to grow the more profitable parts and service business.

 American Gaming & Electronics (AGE)

 We acquired AGE in January 2000 and established it as a wholly owned subsidiary. We have sales operations in Las Vegas, Reno, New Jersey, California, Florida and Illinois. We are expanding into other gaming jurisdictions in North and South America. We have major distribution relationships with JCM, 3MTouch, Ithica, Starpoint, Money Controls, Coin Mech and others. We signed contracts to install some manufacturers' new gaming devices in New Jersey and Connecticut. We also purchase, refurbish and market used gaming devices out of our New Jersey facility to both national and international customers.

 Wells Eastern Asia Displays (WEA)

 In January 2000 we established WEA, our 50/50 joint venture in Malaysia with Eastern Asia Technology Limited of Singapore, a public company traded on the Singapore stock exchange. This production facility is essential to our strategy of being a globally competitive manufacturer of video monitors. We manufacture our long run monitors at WEA, many of which are for the gaming market. We produced 29,600 monitors at WEA in 2001, which was more than double the 2000 production of 13,200 monitors.

 Gaming Strategy

 Wells-Gardner is continuing its strategy of using its strengths in one segment of the gaming market to leverage itself and increase its market penetration in other segments of the gaming market. The Company is participating in five segments of the gaming market:

        Monitor manufacturing in Malaysia and the US for the gaming market.
        Distributing  Wells-Gardner's  and  other  manufacturers'  parts   to
        casinos throughout North America.

        Servicing  games  and  games  parts  for  casinos  throughout   North
        America.

        Installing and servicing new gaming equipment into casinos in North America.

        Refurbishing and selling used gaming equipment to customers world-wide.

 The  strategy  is  proving  successful  as  gaming  revenue  accounted   for
 approximately 60 percent of the Company's total revenue in 2001, up from 52% in 2000.

 Parts and Service Strategy

 A major and critical aspect of the 21st Century strategy is to grow the more profitable parts and service business. This revenue accounted for approximately 27 percent of the Company's 2001 total revenue, compared to
 1.5 percent in 1994. This is an annual growth rate of 54 percent. In addition, the average margin on this business is more than double the margin of the rest of the business.

 2001 Sales Declined Primarily Due to a Reduction in the Amusement Market

 2001 sales were $42.6 million, down 8.4 percent or $3.9 million from $46.5 million in 2000. The decline was primarily caused by a reduction of $4.7 million in sales to our largest amusement customer of 2000, whom we previously disclosed had exited our market during 2001. In addition, the general state of the economy and the impact of the September 11 events depressed sales in the gaming markets we serve, particularly in the last 4 months.

 The International Sales Strategy Paid Dividends

 The international sales strategy paid dividends in 2001 when the Company received a 3-year exclusive manufacturing contract valued at approximately $12 million per year to supply digital monitors to a major international gaming manufacturer. This company will become our largest customer in 2002. In addition the Company is supplying other international customers and is expecting its international sales of monitors to grow at a considerably faster rate than its US sales.

 The Company Invested Heavily in 2001

 The Company invested heavily in 2001 by implementing the actions described above. A loss was recorded for 2001 of $5.7 million or $1.12 per share compared to a profit $851,000 or $0.16 per share in 2000, which included a non-recurring gain on the sale of assets of $329,000 or $0.07 per share. Included in the 2001 results were two non-recurring charges associated with our efforts to reposition the Company for the future. These included:

           The cost of moving the Company's plant and headquarters of $1.3 million or $0.26 per share

           The loss associated with the discontinuation of the Company's Coin business of $2.8 million or $0.55 per share.


 Digital Product Line

 Wells-Gardner continued to market a full line of digital products for both the gaming and amusement markets. We will be able to manufacture these products in both Malaysia and the US. We have a competitive advantage over most of our major competitors, and we believe that we could become a market leader in video monitors to the gaming industry by the end of 2002. Already we have obtained business from several new customers based entirely on a combination of our digital capability and our Asian manufacturing cost advantage.

 Quality Continues To Be The Top Priority

 Wells-Gardner remains committed to being the "best-in-class" quality supplier in all our served markets. The Company became a "certified supplier" to one of our major gaming customers, which is an important third party endorsement of our quality approach.


 2002 Outlook

 Wells-Gardner made several major investments in 2001 and is poised to maximize its opportunities in the growing gaming market, both through monitor sales and sales of parts, service and used gaming devices sales through AGE. The Company is also moving a substantial amount of production to WEA in Malaysia, which is expected to improve profitability and competitiveness. The major risk is the worldwide economy and uncertain political climate.

 We thank all of you for your continued support as we complete the implementation of our strategic plan. We are confident that this will lead to increased profitability and improved shareholder value.


 Anthony Spier
 Chairman of the Board, President
 & Chief Executive Officer

 March 8, 2002

 MANAGEMENTS DISCUSSION  &  ANALYSIS  OF FINANCIAL  CONDITION  &  RESULTS  OF
 OPERATIONS

 Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

 Net sales from continuing operations decreased 8.4% to $42.6 million in 2001 compared to $46.5 million in 2000, as gross margin for 2001 decreased to $7.4 million or 17.4% of sales compared to $9.5 million or 20.5% of sales in 2000. The decline was primarily caused by a reduction of $4.7 million of sales to our largest amusement customer of 2000, who exited our market during 2001. In addition the general state of the economy and the impact of the September 11 events depressed sales particularly in the last 4 months in the gaming markets we serve. Engineering, selling and administrative expenses increased to $8.4 million in 2001 compared to $8.2 million in 2000. The increase is attributed to the operating expenses incurred for American Gaming and Electronics and the Company's initiative to invest in international sales and new product development. Operating loss from continuing operations for 2001 was $2.4 million compared to operating income from continuing operations of $1.3 million in 2000. During the second quarter of 2001, the Company moved its Chicago based operations to McCook, Illinois which resulted in a charge to operations of $1.3 million. Additionally, during the fourth quarter of 2001, the Company discontinued its coin door business and recorded a loss on discontinued operations of $2.8 million, which included a loss on disposal of assets of $2.4 million. During the first quarter of 2000, the Company sold its headquarters and recognized a gain on the sale of fixed assets of $329,000. Other expense, net was $522,000 in 2001 compared to $549,000 in 2000 as the Company incurred interest expense to fund the facility move and fund operations. The Company did not record an income tax provision in 2001 compared to an $8,000 income tax provision in 2000. The Company has available a net operating loss carryforward of approximately $8.9 million at December 31, 2001. Net loss for 2001 was $5.7 million compared to a net profit of $851,000 in 2000. For 2001, basic and diluted loss per share was $1.12, compared to basic and diluted earnings per share of 16 cents for 2000.

 Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

 Net sales from continuing operations increased 30.1% to $46.5 million in 2000 compared to $35.7 million in 1999, as gross margin for 2000 increased to $9.5 million or 20.5% of sales compared to $4.6 million or 13.0% of sales in 1999. This increase is attributed to sales and margin recorded in connection with the Company's January, 2000 acquisition of American Gaming and Electronics. Engineering, selling and administrative expenses increased to $8.2 million in 2000 compared to $5.3 million in 1999. The increase is attributed to the operating expenses incurred for American Gaming and Electronics. Operating income from continuing operations for 2000 was $1.3 million compared to an operating loss from continuing operations of $612,000 in 1999. During the first quarter of 2000, the Company sold its headquarters and recognized a gain on the sale of fixed assets of $329,000. Other expense, net was $549,000 in 2000 compared to $226,000 in 1999 as the Company incurred additional debt financing and interest expense to fund the acquisition of American Gaming and Electronics. The Company recorded an $8,000 and $0 income tax provision in 2000 and 1999, respectively, as the Company has available a net operating loss carryforward of approximately $3.1 million at December 31, 2000. Net earnings for 2000 were $851,000 compared to a net loss of $1.2 million in 1999. For 2000, basic and diluted earnings per share was 16 cents, compared to basic and diluted loss per share of 24 cents for 1999.

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

 Market and Credit Risks

 The Company is subject to certain market risks, mainly interest rates. During 2001, the Company entered into a two-year, $15.7 million, secured credit facility with American National Bank. At December 31, 2001, the Company had total outstanding bank debt of $10.1 million, which consisted of $5.9 million on its revolving line of credit at an interest rate of 5.00% and $4.2 million on its installment term note at an interest rate of 6.25%. The Company believes that its exposure to interest rate fluctuations will be limited due to the Company's practice of maintaining a minimal cash balance in an effort to effectively use any excess cash flows to reduce outstanding debt. All of the Company's debt is subject to variable interest rates. An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid. The Company may pay down the loans at any time without penalty. However, a 100 basis point increase in interest rates would result in an annual increase of approximately $101,000 in interest expense recognized in the financial statements.

 The Company is exposed to credit risk on certain assets, primarily accounts receivable. The Company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are somewhat limited due to the large number of customers comprising the Company's customer base. The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

 Liquidity & Capital Resources

 Accounts receivable decreased to $5.9 million in 2001 compared to $7.7 million in 2000. This decrease is attributed to lower sales in the fourth quarter of 2001. Inventory decreased to $10.0 million in 2001 compared to $11.9 million in 2000. This decrease is attributed to the Company's ongoing effort to minimize its on hand inventory at its domestic based locations, which was partially offset as the Company held $1.6 million overseas to support its international gaming customer. Overall domestic inventory decreased $3.5 million from year-end 2000. Other current assets decreased to $632,000 in 2001 from $1.2 million in 2000. Intangibles, net decreased to $1.3 million in 2001 from $2.8 million in 2000, as the Company wrote off $1.9 million of goodwill, which related to the discontinuance of the Company's coin door division. Partially offsetting this decrease was additional goodwill of $700,000 recorded in the first quarter 2001 for earn-out payments made to the previous owners of American Gaming and Electronics. Total liabilities increased to $14.4 million in 2001 compared to $13.4 million in 2000. This increase is attributed to increased borrowing on the Company's line of credit. Shareholders' equity decreased to $7.2 million in 2001 from $12.7 million in 2000. Under its current credit facility, the Company is required to maintain certain financial covenants. While the Company currently expects to meet these financial covenants during 2002, its liquidity could be adversely affected if it is unable to do so. Overall, the Company believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

 Recently Issued Accounting Pronouncements

 In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. The Company does not expect SFAS No. 141 to significantly impact its consolidated financial statements. SFAS No. 142 changes the accounting of goodwill from an amortization method to an impairment-only approach. Goodwill and other intangible assets that have an indefinite life will not be amortized, but rather will be tested for impairment annually or whenever an event occurs indicating that the asset may be impaired. Management is currently evaluating the impact that adoption of SFAS No. 142 will have on the consolidated financial statements.

 Inflation

 During the past three years, management believes that inflation has not had a material effect on the Company's results of operations.


 CONSOLIDATED BALANCE SHEETS

 Years ended December 31,
 (in $000's except for share information)
                                                          -------------------
                                                             2001       2000
 ----------------------------------------------------------------------------
 ASSETS
 Current Assets:
   Cash & cash equivalents                                   $159         $85
   Accounts receivable, net of allowances
     of $130 in 2001, & $70 in 2000                         5,924       7,746
   Inventory                                               10,011      11,875
   Prepaid expenses & other assets                            632       1,186
 ----------------------------------------------------------------------------
          Total current assets                            $16,726     $20,892
 ----------------------------------------------------------------------------

 Property, Plant & Equipment (at cost):
   Leasehold improvements                                     267          12
   Machinery, equipment & software                          8,826       7,949
   less: Accumulated depreciation & amortization           (5,869)     (5,677)
 ----------------------------------------------------------------------------
           Property, plant & equipment, net                $3,224      $2,284
 ----------------------------------------------------------------------------

 Other Assets:
   Investment in joint venture                                296         142
   Intangibles, net                                         1,329       2,758
 ----------------------------------------------------------------------------
           Total other assets                              $1,625      $2,900
 ----------------------------------------------------------------------------
           Total Assets                                   $21,575     $26,076
 ----------------------------------------------------------------------------


 LIABILITIES & SHAREHOLDERS' EQUITY
 Current Liabilities:
   Accounts payable                                         3,814       4,173
   Accrued expenses                                           431         672
   Installment term note payable                            1,200         670
 ----------------------------------------------------------------------------
           Total current liabilities                       $5,445      $5,515
 ----------------------------------------------------------------------------

 Long-Term Liabilities:
   Note payable                                             5,912       6,456
   Installment term note payable                            3,013       1,396
 ----------------------------------------------------------------------------
           Total long-term liabilities                     $8,925      $7,852
 ----------------------------------------------------------------------------
           Total Liabilities                              $14,370     $13,367
 ----------------------------------------------------------------------------

 Shareholders' Equity:
   Common shares:
     $1 par value; 25,000,000 shares authorized;
     5,271,935 shares issued at December 31, 2001
     4,897,869 shares issued at December 31, 2000           5,272       4,898
   Capital in excess of par value                           3,319       2,763
   Retained earnings (deficit)                             (1,135)       5,213
   Unearned compensation                                     (251)       (165)
 ----------------------------------------------------------------------------
           Total Shareholders' Equity                      $7,205     $12,709
 ----------------------------------------------------------------------------
           Total Liabilities & Shareholders' Equity       $21,575     $26,076
 ----------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements


 CONSOLIDATED STATEMENTS OF OPERATIONS

 Years ended December 31,
 (in $000's except for share & per share data)
                                                  ---------------------------
                                                    2001      2000     1999
 ----------------------------------------------------------------------------
 Net sales                                        $42,550   $46,464   $35,714
 Cost & expenses:
   Cost of sales                                   35,136    36,924    31,073
   Engineering, selling & administrative            8,352     8,155     5,253
   Goodwill amortization                              100        65       ---
   Moving related costs                             1,334       ---       ---
 ----------------------------------------------------------------------------
 Operating earnings (loss)                         (2,372)    1,320      (612)
   Gain on sale of fixed assets                       ---       329       ---
   Other expense, net                                 522       549       226
 ----------------------------------------------------------------------------
 Earnings (loss) from continuing operations
   before income tax                               (2,894)    1,100      (838)
   Income tax                                         ---         8       ---
 ----------------------------------------------------------------------------
 Earnings (loss) from continuing operations        (2,894)    1,092      (838)
 Loss on discontinued operations (including
   loss on disposal of $2,394 in 2001)             (2,813)     (241)     (352)
 ----------------------------------------------------------------------------
 Net earnings (loss)                              ($5,707)     $851   ($1,190)
 ----------------------------------------------------------------------------

 Basic earnings (loss) per common share:
   Continuing operations                           ($0.57)    $0.21    ($0.17)
   Discontinued operations                          $0.55     $0.05     $0.07
 ----------------------------------------------------------------------------
 Basic earnings (loss) per common share            ($1.12)    $0.16    ($0.24)
 ----------------------------------------------------------------------------

 Diluted earnings (loss) per common share:
   Continuing operations                           ($0.57)    $0.21    ($0.17)
   Discontinued operations                          $0.55     $0.05     $0.07
 ----------------------------------------------------------------------------
 Diluted earnings (loss) per common share          ($1.12)    $0.16    ($0.24)
 ----------------------------------------------------------------------------

 Basic average common shares outstanding        5,119,405 5,164,339 4,980,535

 Diluted average common shares outstanding      5,119,405 5,250,395 4,980,535
 ----------------------------------------------------------------------------


 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 (in $000's)
                                          ---------------------------------------------------------
                                                  Capital In  Retained                   Total
                                          Common   Excess Of  Earnings     Unearned   Shareholders'
                                          Shares   Par Value  (Deficit)  Compensation    Equity
 --------------------------------------------------------------------------------------------------
 December 31, 1998                        $4,286     $1,527    $6,907         ---        $12,720

 Net loss                                    ---        ---    (1,190)        ---         (1,190)
 Stock dividend issued                       215        254      (469)        ---            ---
 Issuance of stock awards                     30         63       ---         ---             93
 Shares issued from stock purchase plan       12         24       ---         ---             36
 Stock options exercised                       1          1       ---         ---              2
 --------------------------------------------------------------------------------------------------
 December 31, 1999                        $4,544     $1,869    $5,248         ---        $11,661
 --------------------------------------------------------------------------------------------------

 Net earnings                                ---        ---       851         ---            851
 Stock dividend issued                       229        657      (886)        ---            ---
 Issuance of stock awards                     86        173       ---        (180)            79
 Shares issued from stock purchase plan       12         24       ---         ---             36
 Stock options exercised                      27         40       ---         ---             67
 Amortization of unearned compensation       ---        ---       ---          15             15
 --------------------------------------------------------------------------------------------------
 December 31, 2000                        $4,898     $2,763    $5,213       ($165)       $12,709
 --------------------------------------------------------------------------------------------------

 Net loss                                    ---        ---    (5,707)        ---         (5,707)
 Stock dividend issued                       242        399      (641)        ---            ---
 Issuance of stock awards                     76        103       ---        (126)            53
 Shares issued from stock purchase plan       12         22       ---         ---             34
 Stock options exercised                      44         32       ---         ---             76
 Amortization of unearned compensation       ---        ---       ---          40             40
 --------------------------------------------------------------------------------------------------
 December 31, 2001                        $5,272     $3,319   ($1,135)      ($251)        $7,205
 --------------------------------------------------------------------------------------------------

 See accompanying notes to the consolidated financial statements.


 CONSOLIDATED STATEMENTS OF CASH FLOWS
 Years ended December 31,
 (in $000's)

                                                  ---------------------------
                                                    2001      2000     1999
 ----------------------------------------------------------------------------

 Cash flows from operating activities:
   Net earnings (loss)                            ($5,707)     $851   ($1,190)
 Adjustments to reconcile net earnings
   (loss) to net cash provided by (used in)
   operating activities:
   Loss on sale of discontinued operations          2,394       ---       ---
   Depreciation & amortization                        764       586       647
   Amortization of unearned compensation               40        15       ---
   Gain on sale of fixed assets                       ---      (329)      ---
   Share of (gain) / loss in joint venture           (154)       64       ---
 Changes in current assets & liabilities
   (net of effects of acquisitions):
 Accounts receivable                                1,822    (2,196)      353
 Note receivable                                      ---       ---       488
 Inventory                                          1,435    (2,522)       69
 Prepaid expenses & other                             554      (571)     (181)
 Accounts payable                                    (359)    1,703      (420)
 Accrued expenses                                    (241)     (190)     (298)
 ----------------------------------------------------------------------------
 Net cash provided by (used in) operating
  activities                                         $548   ($2,589)    ($532)
 ----------------------------------------------------------------------------

 Cash used in investing activities:
   Payments for acquisitions, net of cash
     acquired                                        (700)   (1,975)      ---
   Proceeds from sale of fixed assets                 ---     1,499       ---
   Net proceeds from sale of discontinued
     operations                                       152       ---       ---
   Additions to property, plant & equipment        (1,692)   (1,427)     (401)
 ----------------------------------------------------------------------------
 Net cash used in investing activities            ($2,240)  ($1,903)    ($401)
 ----------------------------------------------------------------------------

 Cash provided by financing activities:
   Net borrowings from note payable                 1,603     4,276       896
   Proceeds from options exercised &
     purchase plan                                    163       182       130
 ----------------------------------------------------------------------------
 Net cash provided by financing activities         $1,766    $4,458    $1,026
 ----------------------------------------------------------------------------

 Net increase (decrease) in cash & cash
   equivalents                                         74       (34)       93
 Cash & cash equivalents at beginning of year          85       119        26
 ----------------------------------------------------------------------------
 Cash & cash equivalents at end of year              $159       $85      $119
 ----------------------------------------------------------------------------

 Supplemental cash flows disclosure:
   Income taxes paid                                  ---        $8       ---
   Interest paid                                     $739      $673      $408

 Supplemental schedule of non-cash activities:
   Investment in joint venture                        ---      $200       ---
 ----------------------------------------------------------------------------

 See accompanying notes to the consolidated financial statements.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


 Note 1.  DESCRIPTION OF THE BUSINESS

 Wells-Gardner Electronics is a sales, service, distribution and manufacturing company that primarily services the gaming and amusement markets, with facilities in the United States and a manufacturing joint venture in Malaysia.


 Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

 The consolidated financial statements of the Company at December 31, 2001 include the accounts of Wells-Gardner Electronics Corporation and its wholly-owned subsidiary, American Gaming and Electronics. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

 Property, Plant & Equipment

 Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment - five to fifteen years & leasehold improvements - shorter of lease term or estimated useful life.

 Internal Use Software

 The Company has adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Software Developed or Obtained for Internal Use." Accordingly, certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software. Total net capitalized costs as of December 31, 2001 and 2000 were $1.4 million and $1.2 million, respectively and are included in property, plant & equipment on the face of the consolidated balance sheet. During the years ended December 31, 2001 and 2000, amortization expense related to the capitalized software was $200,000 and $0 respectively.

 Long-Lived Assets

 Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts should be evaluated. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company has determined, on the basis that there are no indicators, that as of December 31, 2001 there has been no impairment in the carrying values of long-lived assets.

 Investments

 The Company's joint venture is accounted for under the equity method of accounting in accordance with Accounting Principles Board (APB) No. 18, "The Equity Method of Accounting for Investments in Common Stock." Under this method, the investment is adjusted to recognize the Company's share of the income or losses in the joint venture. Write downs are recognized when the Company believes that a permanent impairment in value has occurred.

 Intangibles

 Intangible assets consist primarily of the cost of purchased businesses in excess of the fair value of net assets acquired and are amortized on a straight-line basis over periods of five and twenty years. The Company regularly reviews the performance of the acquired business to evaluate the realizability of the underlying goodwill. Amortization expense relating to continuing operations in 2001, 2000 and 1999 was approximately $100,000, $65,000 and $0 respectively. In 2001, the Company wrote off $1.9 million of net intangible assets related to its discontinuance of the coin door division.

 Revenue Recognition

 Revenue from sales of products is recorded at time of shipment.

 Significant Customers

 Approximately 10%, 21% and 32% of net sales in 2001, 2000 and 1999, respectively, were to the Company's largest customer.

 Earnings (Loss) Per Share

 Basic earnings (loss) per share is based on the weighted average number of shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2001, 2000 and 1999.

 Research & Development

 Research and development costs for the years ended December 31, 2001, 2000 and 1999 were approximately $1,260,000, $1,344,000 and $1,261,000, respectively, which were 2.9%, 2.9% and 3.5% of annual sales from continuing operations, respectively.

 Reclassifications

 Certain  amounts  in  previously  issued  financial  statements  have   been
 reclassified to conform to the current year's presentation.

 Use of Estimates

 The preparation  of  financial  statements  in  conformity  with  accounting principles generally  accepted  in the  United  States of  America  requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


 Note 3.  RELATED-PARTY TRANSACTIONS

 During the period 1999 to 2001, a portion of the Company's sales were made through a sales representative firm, James Industries Inc., whose Chairman and principal shareholder is a substantial beneficial shareholder of the Company. Commissions earned by James Industries Inc. for the years ended December 31, 2001, 2000 and 1999 were approximately $587,000, $965,000 and
 $1,076,000, respectively. Commissions owed to James Industries Inc. as of December 31, 2001, 2000 and 1999 were approximately $61,000, $55,000 and $72,000 respectively. Total commissions as a percentage of sales from continuing operations for the years ended December 31, 2001, 2000 and 1999 were 1.4%, 2.1% and 3.0%, respectively. Sales to James Industries Inc. for the years ended December 31, 2001, 2000 and 1999 were approximately $16,000, $108,000 and $261,000, respectively. Outstanding accounts receivable due from James Industries Inc. at December 31, 2001, 2000 and 1999 were approximately $2,000, $2,000 and $99,000, respectively.


 Note 4.  INVENTORY

 Inventory consisted of the following components:

 -------------------------------------------------
                                 December 31,
                              --------------------
 (in $000's)                  2001           2000
 -------------------------------------------------
 Raw materials               $5,405         $5,616
 Work in progress               994          1,059
 Finished goods               3,612          5,200
 -------------------------------------------------
                   Total    $10,011        $11,875
 -------------------------------------------------


 Note 5.  DEBT

 During 2001, the Company entered into a two-year, $15.7 million, secured credit facility with American National Bank. Substantially all assets of the Company are used as collateral for this credit facility. At December 31, 2001, the Company had total outstanding bank debt of $10.1 million which consisted of $5.9 million on a revolving line of credit at an interest rate of 5.00% and $4.2 million on a installment term note at an interest rate of 6.25%. The installment term note is being repaid with monthly principal payments of $100,000. All remaining bank debt is due and payable on August 31, 2003.


 Note 6.  STOCK PLANS

 The Company maintains a Non-Qualified Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,620,675 common shares and a Nonemployee Director Stock Plan under which directors may acquire up to 289,406 common shares. Options may be granted thru December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2001, 46 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through May 1, 2011.

 The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement of Financial Accounting Standards No. 123 ("FAS 123"), the Company's net earnings (loss) available to common shareholders and net earnings (loss) per common share would have been as follows for the years ended December 31:


 ----------------------------------------------------------------------------
 (in $000's except per share data)         2001       2000        1999
 ----------------------------------------------------------------------------
 Net earnings (loss) available to
   common shareholders:
                         As reported     ($5,707)      $851     ($1,190)
                           Pro forma      (5,890)       719      (1,301)
 Net earnings (loss) per common and
   common equivalent share:
                   Basic as reported      ($1.12)     $0.16      ($0.24)
                 Diluted as reported       (1.12)      0.16       (0.24)
                  Pro forma -  Basic       (1.12)      0.16       (0.24)

                 Pro forma - Diluted       (1.12)      0.16       (0.24)
 ----------------------------------------------------------------------------

 Under the stock option plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2001, 2000 and 1999, respectively: expected volatility of 33 percent; risk free interest rates ranging from 6.7 percent to 4.8 percent; and expected lives of 5 years. Additional information on shares subject to options is as follows:

 -----------------------------------------------------------------------------
                              2001               2000              1999
                                 Weighted           Weighted          Weighted
                                 average            average           average
                                 exercise           exercise          exercise
                        Options   price    Options   price   Options   price
 -----------------------------------------------------------------------------
 Outstanding at
   beginning of year   1,337,470  $3.32   1,162,778  $3.48    867,864  $3.98
 Granted                 230,379   2.69     298,712   3.39    334,492   2.51
 Forfeited              (196,130)  3.17     (97,202)  3.67    (38,327)  3.69
 Exercised               (71,053)  2.77     (26,818)  2.65     (1,251)  2.50
 -----------------------------------------------------------------------------
 Outstanding at end
   of year             1,300,666  $3.11   1,337,470  $3.32  1,162,778  $3.48
 -----------------------------------------------------------------------------
 Weighted average
   fair value of
   options granted                $0.66              $0.86             $1.54
 -----------------------------------------------------------------------------
 Options exercisable
   at year end           995,935            928,738           726,812
 -----------------------------------------------------------------------------

 The following table summarizes information about stock options outstanding at December 31, 2001:


                              Weighted average
    Range of        Options      remaining       Weighted average   Options
 exercise prices  outstanding  contractual life   exercise price  exercisable
 ----------------------------------------------------------------------------
  $2.22 - $2.69     516,573         7.4                $2.41         355,266
  $2.70 - $3.23     380,547         7.5                 3.16         296,108
  $3.24 - $3.99     349,054         7.6                 3.84         292,826
  $4.00 - $4.64      54,492         2.7                 4.62          51,735
 ----------------------------------------------------------------------------
                  1,300,666         7.3                $3.11         995,935
 ----------------------------------------------------------------------------

 In November 2001, the Company granted 60,000 restricted shares of common stock to seven employees of the Company. The employees will earn the restricted shares in exchange for future services to be provided to the Company over a five year period. The Company recorded deferred compensation in the amount of $135,000, equal to the market value of the restricted shares at the date of grant. In July 2000, the Company granted 60,000 restricted shares of common stock to seven employees and recorded $180,000 of deferred compensation equal to the market value of the restricted shares at the date of grant. During 2001, 4,000 shares of restricted stock granted in 2000 were cancelled. The Company recorded $40,000 and $15,000 in related compensation expense for the years ended December 31, 2001 and 2000, respectively.


 Note 7.  ACCRUED EXPENSES

 Accrued expenses consisted of the following components:

 ---------------------------------------------------
                                     December 31,
                                  ------------------
 (in $000's)                      2001          2000
 ---------------------------------------------------
 Payroll & related costs          $162          $432
 Sales commissions                  61            55
 Warranty                           60            90
 Other accrued expenses            148            95
 ---------------------------------------------------
                  Total           $431          $672
 ---------------------------------------------------


 Note 8.  OTHER EXPENSE, NET

 Other expense, net consisted of the following components:

 ---------------------------------------------------
 (in $000's)                  2001     2000     1999
 ---------------------------------------------------
 Interest expense             $625     $464     $167
 Other expense, net             55      123      111
 Other income, net            (158)     (38)     (52)
 ---------------------------------------------------
     Other expense, net       $522     $549     $226
 ---------------------------------------------------


 Note 9.  INCOME TAXES

 The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

 ----------------------------------------------------------------------------
 (in $000's)                                         2001      2000     1999
 ----------------------------------------------------------------------------
 Computed expected tax expense (benefit)           ($1,937)     $292    ($405)
 State income tax expense (benefit) net of
   Federal tax effect                                 (205)       49      (51)
 Other, net                                            (19)        1       40
 Change in valuation allowance                       2,161      (334)     416
 ----------------------------------------------------------------------------
                                                       ---        $8      ---
 ----------------------------------------------------------------------------

 Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:

 -------------------------------------------------------------------
                                                       December 31,
                                                      --------------
 (in $000's)                                          2001      2000
 -------------------------------------------------------------------
 Deferred tax assets:
   Allowance for doubtful accounts                     $50       $35
   Warranty reserve                                     23        35
   Inventory reserve                                   153       142
   Net operating loss carryforwards                  3,379     1,190
   Alternative minimum tax credit                       73        73
     carryforwards
   General business credit carryforwards               129       129
   Other                                                43        15
 -------------------------------------------------------------------
     Total gross deferred tax assets                 3,850     1,619
     Less valuation allowance                       (3,251)   (1,090)
 -------------------------------------------------------------------
     Total deferred tax assets                        $599      $529
 Deferred tax liabilities:
   Software implementation                             448       314
   Deferred compensation                                21        36
   Property, plant & equipment, principally            130       179
     depreciation
 -------------------------------------------------------------------
     Total deferred tax liabilities                   $599      $529
 -------------------------------------------------------------------
 Net deferred taxes                                    ---       ---
 -------------------------------------------------------------------


 A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 2001 was an increase of $2,161,000. At December 31, 2001, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $8,912,000 which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carryforwards of approximately $73,000 which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $129,000 which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2007.


 Note 10.  EARNINGS PER SHARE

 During 2001, 2000 and 1999, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 242,151, 228,582 and 214,627 additional common shares in 2001, 2000 and 1999 respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended:

 ----------------------------------------------------------------------------
  (in $000's except for share data)                  2001      2000     1999
 ----------------------------------------------------------------------------
 Basic earnings (loss) per common share:
   Earnings (loss) from continuing operations      ($2,894)   $1,092    ($838)
   Loss on discontinued operations                  (2,813)     (241)    (352)
 ----------------------------------------------------------------------------
   Net earnings (loss)                             ($5,707)     $851  ($1,190)

   Weighted average common shares outstanding        5,119     5,164    4,981

   Continuing operations                            ($0.57)    $0.21   ($0.17)
   Discontinued operations                          ($0.55)   ($0.05)  ($0.07)
 ----------------------------------------------------------------------------
 Basic earnings (loss) per common share             ($1.12)    $0.16   ($0.24)
 ----------------------------------------------------------------------------

 Diluted earnings (loss) per common share:
   Earnings (loss) from continuing operations      ($2,894)   $1,092    ($838)
   Loss on discontinued operations                  (2,813)     (241)    (352)
 ----------------------------------------------------------------------------
   Net earnings (loss)                             ($5,707)     $851  ($1,190)

   Weighted average common shares outstanding        5,119     5,164    4,981
   Add:  Effect of dilutive stock options              ---        86      ---
 ----------------------------------------------------------------------------
   Adjusted weighted average common shares           5,119     5,250    4,981
     outstanding

   Continuing operations                            ($0.57)    $0.21   ($0.17)
   Discontinued operations                          ($0.55)   ($0.05)  ($0.07)
 ----------------------------------------------------------------------------
 Diluted earnings (loss) per common share           ($1.12)    $0.16   ($0.24)
 ----------------------------------------------------------------------------


 Options which had an anti-dilutive effect at December 31, 2001, 2000 and 1999 were 767,148, 991,786 and 679,205, respectively and were excluded from the diluted earnings per share calculation.


 Note 11.  JOINT VENTURE & ACQUISITION

 On January 4, 2000, the Company entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture video monitors in Malaysia. The joint venture is accounted for under the equity method of accounting.

 On January 12, 2000, the Company acquired certain assets of American Gaming and Electronics of Las Vegas, New Jersey and Florida. This acquisition was accounted for under the purchase method of accounting and is operated as a wholly owned subsidiary. The proforma effects on the results of operations had the acquisition occurred at the beginning of the year was immaterial.


 Note 12.  DISCONTINUED OPERATIONS

 On December 3, 2001, the Company announced the sale of assets as of November 30, 2001 of its coin door division for a purchase price of $315,000. In accordance with Statement of Financial Accounting Standards No. 144, the Company recorded a loss on discontinued operations of $2,813,000 in 2001, which is comprised of a loss from operations of $419,000 and a loss on disposal of $2,394,000. Net sales of the discontinued operations were $2,006,000 in 2001, $4,130,000 in 2000 and $2,621,000 in 1999.


 Note 13.  LEASE COMMITMENTS

 The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2008. The future minimum lease payments required under operating leases are as follows:

 -------------------------
             Years ending
 (in $000's)  December 31,
 -------------------------
     2002        $825
     2003         707
     2004         632
     2005         556
 Thereafter     1,246
 -------------------------
               $3,966
 -------------------------

 Rent expense related to operating leases was approximately $872,000, $427,000 and $161,000 during the years ended December 31, 2001, 2000 and 1999, respectively.


 Note 14.  UNAUDITED QUARTERLY FINANCIAL DATA

 Selected quarterly data for 2001 and 2000 are as follows:

 ----------------------------------------------------------------------------
                                                          2001
                                         ------------------------------------
 (in $000's except per share data)        First     Second    Third    Fourth
 ----------------------------------------------------------------------------
 Net sales                               $11,570   $10,579   $9,883   $10,518
 Net earnings (loss)                       ($680)  ($2,111)   ($337)  ($2,579)
 Basic net earnings (loss) per share      ($0.13)   ($0.42)  ($0.07)   ($0.50)
 Diluted net earnings (loss) per share    ($0.13)   ($0.42)  ($0.07)   ($0.50)
 ----------------------------------------------------------------------------

 ----------------------------------------------------------------------------
                                                          2000
                                         ------------------------------------
 (in $000's except per share data)        First     Second    Third    Fourth
 ----------------------------------------------------------------------------
 Net sales                               $11,867   $12,977   $9,763   $11,857
 Net earnings (loss)                        $596      $133     $232     ($110)
 Basic net earnings (loss) per share       $0.11     $0.03    $0.04    ($0.02)
 Diluted net earnings (loss) per share     $0.11     $0.03    $0.04    ($0.02)
 ----------------------------------------------------------------------------

 INDEPENDENT AUDITORS' REPORT

 The  Board  of  Directors  and  Shareholders  of  Wells-Gardner  Electronics
 Corporation:

 We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


 Chicago, Illinois
 February 1, 2002

 BOARD OF DIRECTORS                      EXECUTIVE OFFICERS

 Anthony Spier                           Anthony Spier
 Chairman, President                     Chairman, President
 & Chief Executive Officer               & Chief Executive Officer

 Marshall L. Burman                      Mark E. Komorowski
 Counsel to Wildman,                     President of American
 Harrold, Allen & Dixon                  Gaming & Electronics

 Jerry Kalov                             George B. Toma  CPA, CMA
 President of Kay Consulting             Vice President of Finance,
                                         Chief Financial Officer, Treasurer
 Frank R. Martin                         & Corporate Secretary
 Senior Partner of Righeimer,
 Martin & Cinquino, P.C.

 Dr. Mark L. Yoseloff
 Chairman & Chief Executive
 Officer of Shuffle Master, Inc.

 OFFICES

 CORPORATE                               WHOLLY OWNED SUBSIDIARIES
 ---------                               -------------------------
 Wells-Gardner Electronics Corporation   American Gaming & Electronics, Inc.
 9500 West 55th Street, Suite A          6255 McLeod Drive, Suite 22
 McCook, Illinois  60525-3605            Las Vegas, Nevada  89120
 800-336-6630                            800-727-6807
 708-290-2100                            702-798-5752
 708-290-2200 (fax)                      702-798-5762 (fax)

 JOINT VENTURE                           202 West Parkway Drive
 Wells Eastern Asia Displays             Egg Harbor Township,
   (M) SDN BHD                           New Jersey 08234
 Lot 316 & 317, Jalan PKNK 3/2           800-890-9298
 Kawasan Peridustrian Sungai Petani      609-383-9970
 08000 Sungai Petani, Kedah, Malaysia    609-383-9971 (fax)
 60-4-441-1336
 60-4-442-7028 (fax)                     2046 McKinley Street
                                         Hollywood, Florida  33020
                                         954-922-9952
                                         954-922-1855 (fax)

 CORPORATE INFORMATION

 ANNUAL MEETING                          BANKERS
 ---------------                         --------
 The annual meeting of shareholders      American National Bank & Trust
 will take place at 2:00 p.m. on         Chicago, Illinois
 Thursday, April 25, 2002 at the
 corporate offices of the Company.


 FORM 10-K                               AUDITORS
 ---------                               --------
 A copy of the Company's annual          KPMG LLP
 report on Form 10-K, without            Chicago, Illinois
 exhibits, as filed with the
 Securities and Exchange Commission      COUNSEL
 is available without charge upon        -------
 written request to George B. Toma at    Katten Muchin & Zavis
 the corporate offices of the Company.   Chicago, Illinois

 TRANSFER AGENT
 --------------
 LaSalle National Bank
 135 South LaSalle Street
 Chicago, Illinois  60603
 800-246-5761