Form 10-K, Exhibit 13
period 2002-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2003-02-21
CIK 105608

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.0

Wells-Gardner Electronics Corporation
10-K Exhibit 13.0
2002 Annual Report

CORPORATE PROFILE:

        Founded in 1925, Wells-Gardner Electronics Corporation® is a global distributor and manufacturer of color video monitors and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company's primary business is the distribution, design, manufacture, assembly service and marketing of color video monitors, liquid crystal displays (LCD's), gaming supplies and other components. The Company successfully formed a 50/50 joint venture named Wells-Eastern Asia Displays to manufacture video monitors in Malaysia. In addition, the Company owns American Gaming & Electronics, a leading service center and parts distributor to the gaming markets. They have offices in Nevada, New Jersey, Florida and Illinois. Wells-Gardner is publicly traded on the American Stock Exchange under the symbol WGA.

SELECTED FINANCIAL DATA
(in $000's except for per share data)

	Years Ended December 31,
	2002	2001	2000	1999	1998
Net sales	$49,309	$42,550	$46,464	$35,714	$40,604
Moving related costs	—	1,334	—	—	—
Operating earnings (loss)	1,097	(2,372)	1,320	(612)	1,449
Gain on sale of fixed assets	—	—	329	—	—
Earnings (loss) from continuing operations	763	(2,894)	1,092	(838)	1,075
Loss on discontinued operations	—	(2,813)	(241)	(352)	(101)
Cumulative effect of change in accounting principle	52	—	—	—	—

Net earnings (loss)	$815	$(5,707)	$851	$(1,190)	$974

Basic net earnings (loss) per common share	$0.15	$(1.06)	$0.16	$(0.16)	$0.21
Diluted net earnings (loss) per common share	$0.15	$(1.06)	$0.16	$(0.16)	$0.20

Total assets	$22,909	$21,575	$26,076	$18,789	$19,671
Long-term liabilities	$8,352	$8,925	$7,852	$3,576	$2,736
Working capital	$12,269	$11,607	$15,377	$10,481	$10,199

COMMON SHARE MARKET PRICE

        The Company's common shares are traded on the American Stock Exchange under the symbol WGA. On December 31, 2002, there were approximately 642 holders of record of the common shares. A five percent (5%) stock dividend was issued in 2002 and 2001.

        High and low prices for the last two years were:

	2002 Prices		2001 Prices
	High	Low	High	Low
Quarter ended:
March 31	3.15	2.75	2.70	2.15
June 30	2.84	2.01	3.95	2.50
September 30	2.04	1.51	4.05	2.25
December 31	1.95	1.29	2.95	2.05

2002 President's Report

To Our Shareholders, Customers, Suppliers & Employees:

        2002 has been a good year for our Company:

  •
  The Company's 2002 revenue increased by 16% to $49.3 million, the highest annual revenue in over 20 years.

  •
  The Company's 2002 net earnings were $815,000 compared to a net loss of $5.7 million in 2001.

  •
  Robert McMonigle was appointed President and Chief Operating Officer of American Gaming & Electronics early in 2003. Bob had been the long-time Executive Vice President of Sales for IGT.

  •
  Production in 2002 in our joint venture in Malaysia was over 52,000 monitors, approximately double the 2001 production.

  •
  The Company was awarded a 3-year contract to supply LCDs and future flat panel products to a major gaming manufacturer.

        All of the above results were a continuation of the implementation of the strategic plan announced in 2000.

Strategic Plan for the 21st Century

        We announced in July 2000 our new strategy for the 21st Century. Wells-Gardner has now transitioned from a US based manufacturer and supplier primarily serving the low growth amusement market to a global manufacturing, service and parts distribution Company for the fast growing gaming market. An integral aspect of this strategy is to grow the more profitable parts and service business.

American Gaming & Electronics (AGE)

        We acquired AGE in 2000 and established it as a wholly-owned subsidiary. We have sales operations in Las Vegas and Reno, Nevada, New Jersey, California, Florida and Illinois. We are expanding into other gaming jurisdictions in North and South America. We have major distribution relationships with JCM, 3MTouch, Ithica, and others. We signed contracts to install some manufacturers' new gaming devices in New Jersey and Connecticut. We also purchase, refurbish and market used gaming devices out of our New Jersey facility to both national and international customers.

Wells Eastern Asia (WEA)

        In 2000, we established WEA, our 50/50 joint venture in Malaysia with Eastech, a publicly traded company on the Singapore stock exchange. This production facility is essential to our strategy of being a globally competitive manufacturer of video monitors. We manufacture our long run monitors at WEA, many of which are for the gaming market. As noted above we doubled our production in 2002 after we had already doubled production in 2001.

Gaming Strategy

        Wells-Gardner is continuing its strategy of using our strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas of the gaming market. The Company is participating in five areas of the gaming market:

  •
  Monitor manufacturing in Malaysia and the US for the gaming market

  •
  Distributing Wells-Gardner's and other manufacturers' parts to casinos throughout North America

  •
  Servicing games and games parts for casinos throughout North America

  •
  Installing and servicing new gaming equipment into casinos in North America

  •
  Refurbishing and selling used gaming equipment to customers worldwide

        The strategy is proving successful as gaming revenue accounted for approximately 70% of the Company's total revenue in 2002, compared to 60% in 2001 and 52% in 2000.

Parts and Service Strategy

        A major and critical aspect of our strategy is to focus on the more profitable parts and service business. Parts and service revenue accounted for approximately 32% of the Company's 2002 total revenue, compared to 1.5% in 1994. This is an annual growth rate of approximately 47%.

2002 Sales Increased 16%

        2002 sales were $49.3 million, an increase of 16% or $6.7 million from $42.6 million in 2001. The increase was due primarily to the Company's further penetration of the gaming market, which increased from 60% of revenue in 2001 to 70% of revenue in 2002.

The International Sales Strategy Paid Dividends

        The international sales strategy continued to pay dividends in 2002. The Company received a 3-year exclusive manufacturing contract in 2001 valued at approximately $12 million per year to supply digital monitors to a major gaming manufacturer. This customer became our largest customer in 2002, accounting for approximately 24% of our revenue. In addition, the Company is supplying other international customers and is expecting international sales of monitors to grow at a considerably faster rate than US sales. In fact international sales accounted for 42% of the Company's revenues in 2002, up from 16% in 2001.

Digital Product Line

        Wells-Gardner continued to market a full line of digital products for both the gaming and amusement markets. We are able to manufacture these products in both Malaysia and the US, giving us a competitive advantage over most of our major competitors. As a result, we believe that we have become a market leader in supplying digital video monitors to the gaming industry. We have already obtained business from several new customers based entirely on the combination of our digital capability and our Asian manufacturing cost advantage, and expect to see continued growth in this area.

Flat Panel and LCD Sales

        The Company is transitioning its product line to include the newer technology of LCDs and other flat panel products. We have already obtained a 3-year excusive contract to supply a major gaming manufacturer with its entire flat panel requirements through December 2005.

Quality Continues To Be The Top Priority

        Wells-Gardner remains committed to being the "best-in-class" quality supplier in all our served markets. The Company became a "certified supplier" to one of our major gaming customers, which is an important third party endorsement of our quality approach.

2003 Outlook

        Wells-Gardner expects to continue to grow its revenue due to further penetration of the gaming market, particularly in the area of LCD and flat panel products, as well as by growing the AGE business with aggressive experienced gaming management. The Company is also continuing to move a substantial amount of production to WEA in Malaysia, which is expected to improve profitability and competitiveness. The major risk is the worldwide economy and uncertain international political climate.

        I thank all of you for your continued support as we complete the implementation of our strategic plan. I am confident that this will lead to increased profitability and improved shareholder value.

Anthony Spier
Chairman of the Board, President
& Chief Executive Officer
February 20, 2003

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Net sales from continuing operations increased 15.9% to $49.3 million in 2002 compared to $42.6 million in 2001, as gross margin for 2002 increased to $9.4 million or 19.0% of sales compared to $7.4 million or 17.4% of sales in 2001. The increase was primarily caused by additional revenue and margin produced from production at the Company's Malaysian joint venture. Engineering, selling and administrative expenses decreased to $8.3 million in 2002 compared to $8.4 million in 2001. The decrease is attributed to the Company's ongoing cost reductions and management's focus on minimizing operating expenses. During the second quarter of 2001, the Company moved its Chicago based operations to McCook, Illinois which resulted in a charge to operations of $1.3 million. Operating earnings from continuing operations for 2002 were $1.1 million compared to an operating loss from continuing operations of $2.4 million in 2001. Other expense, net was $332,000 in 2002 compared to $522,000 in 2001 as the Company recorded lower interest expense on its reduced borrowings. The Company did not recognize any material income tax expense for 2002 due to the utilization of its net operating loss carryforwards. The Company has available a net operating loss carryforward of approximately $8.3 million at December 31, 2002. During the fourth quarter of 2001, the Company discontinued its coin door business and recorded a loss on discontinued operations of $2.8 million, which included a loss on disposal of assets of $2.4 million. During the first quarter of 2002, the Company recorded a $52,000 benefit from the reversal of negative goodwill relating to the Company's joint venture upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Net earnings for 2002 were $815,000 compared to a net loss of $5.7 million for 2001. For 2002, basic and diluted earnings per share were $0.15 compared to basic and diluted loss per share of $1.06 for 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net sales from continuing operations decreased 8.4% to $42.6 million in 2001 compared to $46.5 million in 2000, as gross margin for 2001 decreased to $7.4 million or 17.4% of sales compared to $9.5 million or 20.5% of sales in 2000. The decline was primarily caused by a reduction of $4.7 million of sales to our largest amusement customer of 2000, who exited our market during 2001. In addition, the general state of the economy and the impact of the September 11 events depressed sales in the gaming markets we serve, particularly in the last four months. Engineering, selling and administrative expenses increased to $8.4 million in 2001 compared to $8.2 million in 2000. The increase is attributed to the operating expenses incurred for American Gaming and Electronics and the Company's initiative to invest in international sales and new product development. During the second quarter of 2001, the Company moved its Chicago based operations to McCook, Illinois which resulted in a charge to operations of $1.3 million. Operating loss from continuing operations for 2001 was $2.4 million compared to operating earnings from continuing operations of $1.3 million in 2000. During the first quarter of 2000, the Company sold its headquarters and recognized a gain on the sale of fixed assets of $329,000. Other expense, net was $522,000 in 2001 compared to $549,000 in 2000 as the Company incurred interest expense to fund the facility move and fund operations. Additionally, during the fourth quarter of 2001, the Company discontinued its coin door business and recorded a loss on discontinued operations of $2.8 million, which included a loss on disposal of assets of $2.4 million. The Company did not recognize any material income tax expense for 2000 due to the utilization of net operating loss carryforwards. Net loss for 2001 was $5.7 million compared to net earnings of $851,000 in 2000. For 2001, basic and diluted loss per share was $1.06, compared to basic and diluted earnings per share of $0.16 for 2000.

        On January 4, 2000, the Company announced that it entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture a full line of open frame video monitors in Malaysia. The joint venture is accounted for under the equity method. On January 12, 2000, the Company acquired certain assets of American Gaming and Electronics of Nevada, New Jersey and Florida. American Gaming and Electronics is the largest independent distributor of gaming parts and services in North America and is operated as a wholly-owned subsidiary.

Market and Credit Risks

        The Company is subject to certain market risks, mainly interest rates. During 2001, the Company entered into a two-year, $15.7 million, secured credit facility with Bank One (formerly American National Bank), with respect to which Bank One committed on February 5, 2003 to extend the maturity until March 31, 2004. At December 31,

2002, the Company had total outstanding bank debt of $9.6 million, which consisted of $6.6 million on its revolving line of credit at an interest rate of 4.25% and $3.0 million on its installment term note at an interest rate of 5.75%. The Company believes that its exposure to interest rate fluctuations will be limited due to the Company's current practice of maintaining a minimal cash balance in an effort to effectively use any excess cash flows to reduce outstanding debt. All of the Company's debt is subject to variable interest rates. An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid. The Company may pay down the loans at any time without penalty. However, a 100 basis point increase in interest rates would result in an annual increase of approximately $96,000 in interest expense recognized in the consolidated financial statements.

Critical Accounting Policies

        The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to adopt accounting policies and to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management periodically evaluates its policies, estimates and assumptions related to, among others: revenue recognition, inventory obsolescence and costing methods, provision for bad debts and contingencies. The Company's management bases its estimates on historical experience and expectations of the future. Actual reported and future amounts could differ from those estimates under different conditions and assumptions.

Revenue Recognition

        In general, the Company recognizes revenue when the following criteria are met: evidence of an arrangement between the Company and its customer exists, shipment has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured.

Inventory Obsolescence and Costing Methods

        Inventory is stated at the lower of cost (first-in, first-out) or market. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.

Provision For Bad Debts

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

Contingencies

        When applicable, the Company assesses its exposures to loss contingencies including legal and other matters and provides for an exposure if it is judged to be probable and estimable. If the actual loss from a contingency differs from management's estimates, operating results could be impacted.

Liquidity & Capital Resources

        Accounts receivable increased to $7.8 million in 2002 compared to $5.9 million in 2001. This increase is attributed to higher sales in the fourth quarter of 2002. Inventory decreased to $9.0 million in 2002 compared to $10.0 million in 2001. This decrease is attributed to the Company's ongoing effort to minimize its on hand inventory. Current liabilities increased to $6.3 million in 2002 compared to $5.4 million in 2001. This increase is attributed to higher accounts payable outstanding at year-end to support its increased sales in 2002. Long-term liabilities decreased to $8.4 million in 2002 compared to $8.9 million in 2001. This decrease is attributed to lower borrowings on the Company's line of credit. Shareholders' equity increased to $8.2 million in 2002 from $7.2 million in 2001. The Company is dependent on its credit facility to fund operations. Under its current credit facility, the Company is required to maintain certain financial covenants. While the Company currently expects to meet these financial covenants during 2003, its liquidity could be adversely affected if it is unable to do so. The credit facility expires August 31, 2003, however the bank has committed to extending the maturity date of the Company's obligations to March 31, 2004. The Company fully intends to extend this agreement or enter into a new banking agreement. If unsuccessful, the Company would be severely limited in its ability to fund operations. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

Contractual Obligations

        The following table summarizes the Company's contractual commitments as of December 31, 2002. The commitments are discussed in the indicated notes to the Company's consolidated financial statements:

	Payments Due In Year Ending December 31,
	Total	2003	2004	2005	2006	2007	2008
Note Payable (Note 5)	$9,552	$1,200	$8,352	$—	$—	$—	$—
Operating Leases (Note 13)	$3,325	791	708	569	546	529	182

	$12,877	$1,991	$9,060	$569	$546	$529	$182

Recently Issued Accounting Pronouncements

        During 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) normal use of the asset. The Company is required and plans to adopt the provisions of SFAS 143 during the quarter ending March 31, 2003. To accomplish this, the Company must identify all obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The Company does not believe the adoption of SFAS 143 will have a significant impact on its consolidated financial statements.

        During 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard will be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of SFAS 146 will have a significant impact on its consolidated financial statements.

Inflation

        To date, inflation has not had a material effect on the Company's results of operations.

CONSOLIDATED BALANCE SHEETS
As of December 31,
(in $000's except for share information)

	2002	2001
ASSETS
Current Assets:
Cash	$782	$159
Accounts receivable, net of allowances of $147 in 2002 & $130 in 2001	7,835	5,924
Inventory	8,995	10,011
Prepaid expenses & other assets	974	958

Total current assets	$18,586	$17,052

Property, Plant & Equipment (at cost):
Leasehold improvements	279	267
Machinery, equipment & software	8,384	8,500
less: Accumulated depreciation & amortization	(6,205)	(5,869)

Property, plant & equipment, net	$2,458	$2,898

Other Assets:
Investment in joint venture	536	296
Goodwill	1,329	1,329

Total other assets	$1,865	$1,625

Total Assets	$22,909	$21,575

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	4,384	3,814
Accrued expenses	733	431
Installment note payable	1,200	1,200

Total current liabilities	$6,317	$5,445

Long-Term Liabilities:
Note payable	6,539	5,912
Installment note payable	1,813	3,013

Total long-term liabilities	$8,352	$8,925

Total Liabilities	$14,669	$14,370

Shareholders' Equity:
Common shares:
$1 par value; 25,000,000 shares authorized; 5,583,446 shares issued at December 31, 2002 5,271,935 shares issued at December 31, 2001	5,583	5,272
Capital in excess of par value	3,827	3,319
Accumulated deficit	(1,032)	(1,135)
Unearned compensation	(138)	(251)

Total Shareholders' Equity	$8,240	$7,205

Total Liabilities & Shareholders' Equity	$22,909	$21,575

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31,
(in $000's except for share & per share data)

	2002	2001	2000
Net sales	$49,309	$42,550	$46,464
Cost & expenses:
Cost of sales	39,929	35,136	36,924
Engineering, selling & administrative	8,283	8,352	8,155
Goodwill amortization	—	100	65
Moving related costs	—	1,334	—

Operating earnings (loss)	1,097	(2,372)	1,320
Gain on sale of fixed assets	—	—	329
Other expense, net	(332)	(522)	(549)

Earnings (loss) from continuing operations before income tax	765	(2,894)	1,100
Income tax	2	—	8

Earnings (loss) from continuing operations	763	(2,894)	1,092
Loss on discontinued operations (including loss on disposal of $2,394 in 2001)	—	(2,813)	(241)
Cumulative effect of change in accounting principle	52	—	—

Net earnings (loss)	$815	$(5,707)	$851

Basic earnings (loss) per common share:
Continuing operations	$0.14	$(0.54)	$0.20
Discontinued operations	—	$(0.52)	$(0.04)
Cumulative effect of change in accounting principle	$0.01	—	—

Basic earnings (loss) per common share	$0.15	$(1.06)	$0.16

Diluted earnings (loss) per common share:
Continuing operations	$0.14	$(0.54)	$0.20
Discontinued operations	—	$(0.52)	$(0.04)
Cumulative effect of change in accounting principle	$0.01	—	—

Diluted earnings (loss) per common share	$0.15	$(1.06)	$0.16

Basic common shares outstanding	5,468,718	5,375,375	5,422,556
Diluted common shares outstanding	5,540,161	5,375,375	5,512,915

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in $000's)

	Common Shares	Capital In Excess Of Par Value	Retained Earnings (Deficit)	Unearned Compensation	Total Shareholders' Equity
December 31, 1999	$4,544	$1,869	$5,248	—	$11,661
Net earnings	—	—	851	—	851
Stock dividend issued	229	657	(886)	—	—
Issuance of stock awards	86	173	—	(180)	79
Shares issued from stock purchase plan	12	24	—	—	36
Stock options exercised	27	40	—	—	67
Amortization of unearned compensation	—	—	—	15	15

December 31, 2000	$4,898	$2,763	$5,213	$(165)	$12,709

Net loss	—	—	(5,707)	—	(5,707)
Stock dividend issued	242	399	(641)	—	—
Issuance/cancellation of stock awards (net)	76	103	—	(126)	53
Shares issued from stock purchase plan	12	22	—	—	34
Stock options exercised	44	32	—	—	76
Amortization of unearned compensation	—	—	—	40	40

December 31, 2001	$5,272	$3,319	$(1,135)	$(251)	$7,205

Net earnings	—	—	815	—	815
Stock dividend issued	260	452	(712)	—	—
Issuance/cancellation of stock awards (net)	(13)	(24)	—	74	37
Shares issued from stock purchase plan	9	10	—	—	19
Stock options exercised	55	70	—	—	125
Amortization of unearned compensation	—	—	—	39	39

December 31, 2002	$5,583	$3,827	$(1,032)	$(138)	$8,240

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
(in $000's)

	2002	2001	2000
Cash flows from operating activities:
Net earnings (loss)	$815	$(5,707)	$851
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Loss on sale of discontinued operations	—	2,394	—
Depreciation & amortization	555	764	586
Amortization of unearned compensation	39	40	15
Cumulative effect of change in accounting principle	(52)	—	—
Gain on sale of fixed assets	—	—	(329)
Share of (gain) / loss in joint venture	(188)	(154)	64
Changes in current assets & liabilities (net of effects of acquisitions):
Accounts receivable	(1,911)	1,822	(2,196)
Inventory	1,016	1,435	(2,522)
Prepaid expenses & other	(16)	554	(571)
Accounts payable	570	(359)	1,703
Accrued expenses	302	(241)	(190)

Net cash provided by (used in) operating activities	$1,130	$548	$(2,589)

Cash flows from investing activities:
Payments for acquisitions, net of cash acquired	—	(700)	(1,975)
Proceeds from sale of fixed assets	—	—	1,499
Net proceeds from sale of discontinued operations	—	152	—
Additions to property, plant & equipment, net	(115)	(1,692)	(1,427)

Net cash used in investing activities	$(115)	$(2,240)	$(1,903)

Cash flows from financing activities:
Net borrowings (repayments) from note payable	(573)	1,603	4,276
Proceeds from options exercised & purchase plan	181	163	182

Net cash provided by (used in) financing activities	$(392)	$1,766	$4,458

Net increase (decrease) in cash & cash equivalents	623	74	(34)
Cash at beginning of year	159	85	119

Cash at end of year	$782	$159	$85

Supplemental cash flows disclosure:
Income taxes paid	$2	—	$8
Interest paid	$483	$625	$464
Supplemental schedule of non-cash activities:
Investment in joint venture	—	—	$200

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

Note 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The consolidated financial statements of the Company include the accounts of Wells-Gardner Electronics Corporation and its wholly-owned subsidiary, American Gaming and Electronics. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

        In general, the Company recognizes revenue when the following criteria are met: evidence of an arrangement between the Company and its customer exists, shipment has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured.

Financial Instruments

        The fair value of the Company's financial instruments does not materially vary from the carrying value of such instruments.

Inventory Obsolescence and Costing Methods

        Inventory is stated at the lower of cost (first-in, first-out) or market. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.

Property, Plant & Equipment

        Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment—five to fifteen years & leasehold improvements—shorter of lease term or estimated useful life.

Internal Use Software

        The Company has adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Software Developed or Obtained for Internal Use." Accordingly, certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software. Total capitalized costs as of December 31, 2002 and 2001 were $1.6 million and are included in property, plant & equipment on the face of the consolidated balance sheets. During the years ended December 31, 2002 and 2001, amortization expense related to the capitalized software was $229,000 and $191,000, respectively.

Investments

        The Company's joint venture is accounted for under the equity method of accounting in accordance with Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Under this method, the investment is adjusted to recognize the Company's share of the income or losses in the joint venture. Write downs are recognized when the Company believes that a permanent impairment in value has occurred.

Significant Customer

        The Company's largest customer accounted for 24%, 4% and 0% of total revenues in 2002, 2001 and 2000, respectively and 39% and 6% of total accounts receivable as of December 31, 2002 and 2001, respectively.

Engineering Research & Development

        Engineering research and development costs for the years ended December 31, 2002, 2001 and 2000 were approximately $1,067,000, $1,260,000 and $1,344,000, respectively, which were 2.2%, 3.0% and 2.9% of annual sales from continuing operations, respectively. These costs are recorded in engineering, selling & administrative expenses on the consolidated statement of operations.

Earnings (Loss) Per Share

        Basic earnings (loss) per share is based on the weighted average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2002, 2001 and 2000.

Stock Based Compensation

        At December 31, 2002, the Company has two stock-based compensation plans, which are described more fully in Note 6. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

(in $000's except per share data)	2002	2001	2000
Net earnings (loss):
As reported	$815	$(5,707)	$851
Pro forma	794	(5,726)	806
Net earnings (loss) per common and common equivalent share:
Basic as reported	$0.15	$(1.06)	$0.16
Diluted as reported	0.15	(1.06)	0.16
Pro forma — Basic	0.15	(1.07)	0.15
Pro forma — Diluted	0.14	(1.07)	0.15

Reclassifications

        Certain amounts in previously issued financial statements have been reclassified to conform to the current year's presentation.

Adoption of Statement of Financial Accounting Standards No. 142

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standard also specifies criteria that intangible assets must meet to be recognized and reported apart from goodwill. As of the date of adoption of SFAS 142, the Company has discontinued amortization of all existing goodwill. The SFAS 142 transitional and annual impairment evaluations did not indicate any goodwill impairment. In addition, the Company has not identified any intangible assets, which must be recognized apart from goodwill. Upon adoption of SFAS 142, the Company recorded a $52,000 cumulative effect of change in accounting principle benefit from the reversal of negative goodwill associated with the Company's joint venture. The following table shows the impact on the Company's consolidated financial statements as if SFAS 142 was adopted as of January 1, 2000:

(in $000's)	2002	2001	2000
Net earnings (loss) as reported	$815	$(5,707)	$851
Add back — goodwill amortization	—	232	225

Adjusted net earnings (loss)	$815	$(5,475)	$1,076

Basic & diluted net earnings (loss) per share:
Net earnings (loss) per share as reported	$0.15	$(1.06)	$0.16
Add back — goodwill amortization	—	0.04	0.04

Adjusted net earnings (loss) per share	$0.15	$(1.02)	$0.20

Note 3.    RELATED-PARTY TRANSACTIONS

        During the period 2000 to 2002, a portion of the Company's sales were made through a sales representative firm, James Industries Inc., whose Chairman and principal shareholder is a substantial beneficial shareholder of the Company. Commissions earned by James Industries Inc. for the years ended December 31, 2002, 2001 and 2000 were approximately $417,000, $587,000 and $965,000, respectively. Commissions owed to James Industries Inc. as of December 31, 2002, 2001 and 2000 were approximately $43,000, $61,000 and $55,000 respectively. Total commissions as a percentage of sales from continuing operations for the years ended December 31, 2002, 2001 and 2000 were 0.8%, 1.4% and 2.1%, respectively. Sales of products to James Industries Inc. for the years ended December 31, 2002, 2001 and 2000 were approximately $22,000, $16,000 and $108,000, respectively. Outstanding accounts receivable due from James Industries Inc. at December 31, 2002 and 2001were approximately $1,000 and $2,000, respectively.

Note 4.    INVENTORY

        Inventory consisted of the following components:

	December 31,
(in $000's)
	2002	2001
Raw materials	$5,438	$5,405
Work in progress	585	994
Finished goods	2,972	3,612

Total	$8,995	$10,011

Note 5.    DEBT

        During 2001, the Company entered into a two-year, $15.7 million, secured credit facility with Bank One (formerly American National Bank), which Bank One committed to extend in 2003. Substantially all assets of the Company are used as collateral for this credit facility. At December 31, 2002, the Company had total outstanding bank debt of $9.6 million, which consisted of $6.6 million on a revolving line of credit at an interest rate of 4.25% and $3.0 million on a installment term note at an interest rate of 5.75%. The installment term note is being repaid with monthly principal payments of $100,000. All bank debt is due and payable on August 31, 2003 however, Bank One has committed to extend the maturity date to March 31, 2004.

Note 6.    STOCK PLANS

        The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,980,000 common shares and a Nonemployee Director Stock Plan under which directors may acquire up to 300,000 common shares. Options may be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of

December 31, 2002, 39 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through July 29, 2012.

        Under the stock option plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2002, 2001 and 2000, respectively: expected volatility of 33%; risk free interest rates ranging from 7.85% to 4.53%; and expected lives of 5 years. Additional information on shares subject to options is as follows:

	2002		2001		2000
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	1,300,666	$3.11	1,337,470	$3.32	1,162,778	$3.48
Granted	219,414	2.64	230,379	2.69	298,712	3.39
Forfeited	(223,857)	3.35	(223,130)	3.17	(97,202)	3.67
Exercised	(55,494)	2.20	(44,053)	2.77	(26,818)	2.65
Outstanding at end of year	1,240,729	$2.87	1,300,666	$3.11	1,337,470	$3.32
Weighted average fair value of options granted		$1.51		$1.58		$1.65
Options exercisable at year end	1,040,454		995,935		928,738

        The following table summarizes information about stock options outstanding at December 31, 2002:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable
$1.90—$2.37	343,019	7.1	$2.23	290,045
$2.56—$2.94	358,400	7.9	2.69	242,958
$3.01—$3.34	339,575	6.4	3.14	309,164
$3.80—$4.41	199,735	6.1	3.84	198,287
	1,240,729	7.0	$2.87	1,040,454

        In November 2001, the Company granted 60,000 restricted shares of common stock to seven employees of the Company. The employees will earn the restricted shares in exchange for services to be provided to the Company over a five year period. The Company recorded deferred compensation in the amount of $135,000, equal to the market value of the restricted shares on the date of grant. In July 2000, the Company granted 60,000 restricted shares of common stock to seven employees of the Company. The employees will earn the restricted shares in exchange for services to be provided to the Company over a five year period. The Company recorded deferred compensation in the amount of $180,000, equal to the market value of the restricted shares on the date of grant. During 2002, 28,800 shares of restricted stock were cancelled and 16,000 shares of restricted stock were earned. During 2001, 4,000 shares of restricted stock were cancelled. The Company recorded $38,600, $40,000 and $15,000 in related net compensation expense for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, 71,200 restricted shares are outstanding.

Note 7.    ACCRUED EXPENSES

        Accrued expenses consisted of the following components:

	December 31,
(in $000's)
	2002	2001
Payroll & related costs	$368	$162
Sales commissions	43	61
Warranty	100	60
Other accrued expenses	222	148

Total	$733	$431

Note 8.    OTHER EXPENSE, NET

        Other expense, net consisted of the following components:

(in $000's)	2002	2001	2000
Interest expense	$483	$625	$464
Other expense	36	55	123
Other income	(187)	(158)	(38)

Other expense, net	$332	$522	$549

Note 9.    INCOME TAXES

        The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000's)	2002	2001	2000
Computed expected tax expense (benefit)	$278	$(1,937)	$292
State income tax expense (benefit), net of Federal tax effect	21	(205)	49
Other, net	(70)	(19)	1
Change in valuation allowance	(227)	2,161	(334)
	$2	—	$8

        Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:

	December 31,
(in $000's)
	2002	2001
Deferred tax assets:
Allowance for doubtful accounts	$57	$50
Warranty reserve	39	23
Inventory reserve	149	153
Net operating loss carryforwards	3,149	3,379
Alternative minimum tax credit carryforwards	73	73
General business credit carryforwards	129	129
Other	14	43

Total gross deferred tax assets	3,610	3,850
Less valuation allowance	(3,024)	(3,251)

Total deferred tax assets	$586	$599
Deferred tax liabilities:
Deferred compensation	6	21
Property, plant, equipment and software, principally depreciation	548	578
Goodwill	32	—

Total deferred tax liabilities	$586	$599

Net deferred taxes	—	—

        A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 2002 was a decrease of $227,000. At December 31, 2002, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $8,298,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carryforwards of approximately $73,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $129,000, which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2007.

Note 10.    EARNINGS PER SHARE

        During 2002, 2001 and 2000, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 260,310, 242,151 and 228,582 additional common shares in 2002, 2001 and 2000, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31,:

(in $000's except for per share data)	2002	2001	2000
Basic earnings (loss) per common share:
Earnings (loss) from continuing operations	$763	$(2,894)	$1,092
Loss on discontinued operations	—	(2,813)	(241)
Cumulative effect of change in accounting principle	$52	—	—

Net earnings (loss)	$815	$(5,707)	$851
Weighted average common shares outstanding	5,469	5,375	5,423
Continuing operations	$0.14	$(0.54)	$0.20
Discontinued operations	—	$(0.52)	$(0.04)
Cumulative effect of change in accounting principle	$0.01	—	—

Basic earnings (loss) per common share	$0.15	$(1.06)	$0.16

Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations	$763	$(2,894)	$1,092
Loss on discontinued operations	—	(2,813)	(241)
Cumulative effect of change in accounting principle	$52	—	—

Net earnings (loss)	$815	$(5,707)	$851
Weighted average common shares outstanding	5,469	5,375	5,423
Add: Effect of dilutive stock options	71	—	90

Adjusted weighted average common shares outstanding	5,540	5,375	5,513
Continuing operations	$0.14	$(0.54)	$0.20
Discontinued operations	—	$(0.52)	$(0.04)
Cumulative effect of change in accounting principle	$0.01	—	—

Diluted earnings (loss) per common share	$0.15	$(1.06)	$0.16

        Options which had an anti-dilutive effect at December 31, 2002, 2001 and 2000 were 1,240,729, 767,148 and 991,786, respectively and were excluded from the diluted earnings per share calculation.

Note 11.    JOINT VENTURE & ACQUISITION

        On January 4, 2000, the Company entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture video monitors in Malaysia. The joint venture is accounted for under the equity method of accounting. As of December 31, 2002 and 2001, the Company had a net payable due to the joint venture of $398,000 and a net receivable due from the joint venture of $97,000, respectively. The Company recorded equity in earnings of the joint venture of $187,000 and $153,000 in 2002 and 2001, respectively and a loss on investment in joint venture of $58,000 in 2000.

        Due to the timing of the audit of the joint venture's financial statements, the Company records the results for a twelve month period ended November 30th. As of November 30, 2002 and 2001 total assets of the joint venture were approximately $8,059,000 and $5,182,000 respectively and total liabilities were approximately $6,963,000 and $4,356,000 respectively. Sales of products from the joint venture for the twelve month periods ended November 30, 2002, 2001 and 2000 were approximately $11,563,000, $6,097,000 and $3,694,000, respectively.

        On January 12, 2000, the Company acquired certain assets of American Gaming and Electronics of Las Vegas, New Jersey and Florida. This acquisition was accounted for under the purchase method of accounting and is operated as a wholly-owned subsidiary.

Note 12.    DISCONTINUED OPERATIONS

        On December 3, 2001, the Company announced the sale of assets as of November 30, 2001 of its coin door division for a purchase price of $315,000. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company recorded a loss on discontinued operations of $2,813,000 in 2001, which is comprised of a loss from operations of $419,000 and a loss on disposal of $2,394,000, and $241,000 in 2000, respectively. Net sales of the discontinued operations were $2,006,000 in 2001 and $4,130,000 in 2000.

Note 13.    LEASE COMMITMENTS

        The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2008. The future minimum lease payments required under operating leases are as follows:

(in $000's)	Years ending December 31,
2003	$791
2004	708
2005	569
2006	546
2007	529
Thereafter	182

$3,325

        Rent expense related to operating leases was approximately $863,000, $872,000 and $427,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

Note 14.    UNAUDITED QUARTERLY FINANCIAL DATA

        Selected quarterly data for 2002 and 2001 are as follows:

	2002
(in $000's except per share data)
	First	Second	Third	Fourth
Net sales	$11,303	$12,077	$11,886	$14,043
Net earnings	$202	$229	$122	$262
Basic net earnings per share	$0.04	$0.04	$0.02	$0.05
Diluted net earnings per share	$0.04	$0.04	$0.02	$0.05
	2001
(in $000's except per share data)
	First	Second	Third	Fourth
Net sales	$11,570	$10,579	$9,883	$10,518
Net loss	$(680)	$(2,111)	$(337)	$(2,579)
Basic net loss per share	$(0.13)	$(0.39)	$(0.06)	$(0.48)
Diluted net loss per share	$(0.13)	$(0.39)	$(0.06)	$(0.48)

[KPMG LLP Logo]

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
Wells-Gardner Electronics Corporation:

        We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

/s/ KPMG LLP
Chicago, Illinois
February 5, 2003

BOARD OF DIRECTORS	EXECUTIVE OFFICERS
Anthony Spier Chairman, President & Chief Executive Officer	Anthony Spier Chairman, President & Chief Executive Officer
Marshall L. Burman Counsel to Wildman, Harrold, Allen & Dixon	George B. Toma CPA, CMA Vice President of Finance, Chief Financial Officer, Treasurer & Corporate Secretary
Jerry Kalov President of Kay Consulting
Frank R. Martin Senior Partner of Righeimer, Martin & Cinquino, P.C.
CORPORATE INFORMATION
ANNUAL MEETING The annual meeting of shareholders will take place at 2:00 p.m. on Tuesday, April 22, 2003 at the corporate offices of the Company.	BANKERS Bank One Chicago, Illinois
INVESTMENT BANKERS Lincoln Partners Chicago, Illinois

FORM 10-K
A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission is available without charge upon written request to George B. Toma at the corporate offices of the Company.	AUDITORS KPMG LLP Chicago, Illinois
TRANSFER AGENT LaSalle National Bank 135 South LaSalle Street Chicago, Illinois 60603 800-246-5761	COUNSEL Pedersen & Houpt Chicago, Illinois

QuickLinks

  Exhibit 13.0
10–K Exhibit 13.0