Form 10-K, Exhibit 13
period 2003-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2004-03-15
CIK 105608

Annual Report 2003

CORPORATE PROFILE:

Founded in 1925, Wells-Gardner Electronics Corporation® is a global distributor and manufacturer of color video displays and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company’s primary business is the distribution, design, manufacture, assembly, service and marketing of color video monitors, liquid crystal displays (LCD’s), gaming supplies and other components. The Company successfully formed a 50/50 joint venture named Wells-Eastern Asia Displays to manufacture video displays in Malaysia. In addition, the Company owns American Gaming & Electronics, a leading parts distributor, service center and a seller of refurbished gaming machines to the gaming markets. The Company has offices in Nevada, New Jersey and Illinois. Wells-Gardner is publicly traded on the American Stock Exchange under the symbol WGA.

Agreement dated November 21, 2003
Audited Financial Statements
Annual Report to Shareholders
Consent of Blackman Kallick Bartelstein LLP
Consent of KPMG LLP
Certification of Chief Executive Officer
Certification of Chief Financial Officer
906 Certification of CEO and CFO

SELECTED FINANCIAL DATA
(in $000’s except for per share data)

	Years Ended December 31,
	2003	2002	2001	2000	1999

Net sales	$46,681	$49,309	$42,550	$46,464	$35,714
Moving related costs	—	—	1,334	—	—
Operating earnings (loss)	(540)	1,097	(2,372)	1,320	(612)
Gain on sale of fixed assets	—	—	—	329	—
Earnings (loss) from continuing operations	(697)	763	(2,894)	1,092	(838)
Loss on discontinued operations	—	—	(2,813)	(241)	(352)
Cumulative effect of change in accounting principle	—	52	—	—	—

Net earnings (loss)	$(697)	$815	$(5,707)	$851	$(1,190)

Basic net earnings (loss) per common share	$(0.12)	$0.14	$(1.01)	$0.15	$(0.22)
Diluted net earnings (loss) per common share	$(0.12)	$0.14	$(1.01)	$0.15	$(0.22)

Total assets	$19,095	$22,909	$21,575	$26,076	$18,789
Long-term liabilities	$5,968	$8,352	$8,925	$7,852	$3,576
Working capital	$10,052	$12,269	$11,607	$15,377	$10,481

COMMON SHARE MARKET PRICE

The Company’s common shares are traded on the American Stock Exchange under the symbol WGA. On December 31, 2003, there were approximately 614 holders of record of the common shares. A five percent (5%) stock dividend was issued in 2003 and 2002. High and low prices for the last two years were:

	2003 Prices		2002 Prices
	High	Low	High	Low

Quarter ended:
March 31	$2.33	$1.42	$3.15	$2.75
June 30	$2.62	$1.80	$2.84	$2.01
September 30	$4.15	$2.02	$2.04	$1.51
December 31	$3.95	$2.85	$1.95	$1.29

2003 PRESIDENT’S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

2003 was a transitional year for our Company; one I believe set the foundation for the future:

•	The Company’s 2003 revenue decreased by 5.3% to $46.7 million from $49.3 million in the prior year. The decline was due primarily to the approximately 30% decline in the amusement market offset by the Company’s further penetration of the gaming market. We are pleased with this level of revenue in 2003 as some of our major gaming customers experienced decreased sales but these same customers are predicting strong sales in 2004 and beyond.
•	Wells-Gardner’s 2003 EBITDA was $996,000. The 2003 results included a non-recurring charge for the write down of inventory and other costs of $797,000. The EBITDA generated, prior to the non-recurring charge, was in line with expectations expressed by management in the third quarter when the Company presented to investors at the Global Gaming Expo.
•	The Company’s 2003 net loss was $697,000 compared to a profit of $815,000 in 2002. This included the non-recurring charge of $797,000 referred to above.
•	The Company generated positive cash flow of over $2.5 million in 2003.
•	Production at our joint venture in Malaysia was over 59,000 monitors, an increase of over 13% from the 2002 production.
•	The Company’s stock price increased 125%, as adjusted to account for the Company’s 5% stock dividend while average trading volume increased 500%.

Strategic Plan

In July of 2000, we announced our new strategy. Wells-Gardner has now transitioned from a US-based manufacturer and supplier primarily serving the low growth amusement market to a global manufacturing, service and parts distribution Company for the fast growing gaming market. An integral aspect of this strategy is to grow the more profitable parts and service business. Gaming sales continue to increase and account for 75% of the Company’s revenue in 2003 up from 69% in 2002.

Gaming Strategy

Wells-Gardner is continuing its strategy of using our strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas of the gaming market. The Company is now participating in six areas of the gaming market:

•	Monitor manufacturing in Malaysia and the US for the gaming market
•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America
•	Servicing games and games parts for casinos throughout North America
•	Installing and servicing new gaming equipment into casinos in North America
•	Refurbishing and selling used gaming equipment to customers worldwide
•	Started in 2003, the Company now represents 12 gaming design groups in selling their game designs to either manufacturers or major casino groups.

The strategy is proving successful as gaming revenue accounted for approximately 75% of the Company’s total revenue in 2003, compared to 69% in 2002, 60% in 2001 and 52% in 2000.

American Gaming & Electronics (AGE)

We acquired AGE in 2000 and established it as a wholly owned subsidiary. We have direct sales operations in Las Vegas and Reno, Nevada, California, New Jersey, New York, Connecticut, Florida, the Caribbean and throughout the Midwest. AGE has distributors in Mississippi, Louisiana, New Mexico, Arizona, Indiana and Canada. We are expanding into other gaming jurisdictions in North and South America. We have major distribution relationships with JCM, 3MTouch, Ithaca, MC Supply and others. We have access to the Taiwan and China manufacturers of low cost, high value gaming parts. We signed contracts to install some manufacturers’ new gaming devices in New Jersey and Connecticut. We also purchase, refurbish and market used gaming devices out of our New Jersey facility to both national and international customers. AGE sells to over 700 casinos in North America.

Wells Eastern Asia (WEA)

In 2000, we established WEA, our 50/50 joint venture in Malaysia with Eastech, a publicly traded company on the Singapore stock exchange. This production facility is essential to our strategy of being a globally competitive manufacturer of video monitors. We manufacture over 90% of our monitors for the gaming market at WEA. As noted, we increased our production in 2003 to 59,000 monitors, approximately 60% of our worldwide production. This is the fourth consecutive year of production increases.

Wells-Gardner is Second Largest Monitor Manufacturer in the Global Gaming Industry.

In 2003, the Company offset a nearly 30% decline in sales to the amusement game market with further penetration into the gaming market. Gaming related sales increased from 69% of revenue in 2002 to 75% of revenue in 2003. The Company estimates its market share of monitors at 26%, which makes it second in the worldwide gaming industry. The Company sells 50% or more of the monitoring requirements of 6 of the top 10 gaming manufacturers in the global gaming industry.

Flat Panel & LCD Sales

The Company is transitioning its product line to include the newer technology of LCDs and other flat panel products. We have obtained a 3-year exclusive contract to supply a major gaming manufacturer with its entire flat panel requirements through December 2005. In addition, the Company is planning to manufacture its full line of LCD products in the Taiwanese factory of its joint venture partner, Eastech. This is expected to give Wells-Gardner a significant economy of scale as Eastech is planning on becoming one of the world’s leading OEM manufacturers of LCD TVs. Also, Wells-Gardner will have 4 engineers located at Eastech’s Taiwanese facility working along side the 150 Eastech LCD engineers.

2004 Global Gaming Outlook

The global gaming industry continues to grow at impressive rates. It is management’s view that this growth will continue for some years as many believe that “Gaming is the Finest Form of Non-Invasive Taxation Known to the Mind of Man.” All government jurisdictions throughout the world need additional revenues and it is believed that gaming represents the fastest and least risky approach to obtaining them. In the United States, gaming continues to grow throughout the country with impressive growth in California, Nevada and New York in particular. In addition, racinos, racetracks including slots, may be approved in Pennsylvania, Maryland, Ohio, Nebraska, and Kansas in 2004. Around the world, gaming is growing fast in the United Kingdom as it moves to Las Vegas style casinos and continues to expand rapidly in Russia and Eastern Europe. Asia is growing with new casinos in Macau and discussions are underway for legalization in both Japan and

Thailand. Our international sales strategy can benefit with this global gaming expansion. In 2003, the Company’s international sales accounted for 38% of total sales.

2004 Wells-Gardner Outlook

Wells-Gardner expects to continue to grow its revenue by further penetration of the gaming market, particularly in the area of LCD and flat panel products, as well as by growing the AGE business with aggressive, experienced gaming management and fierce cost control. The Company’s major customers did not have the most robust sales in 2002 and 2003 but expect strong performances in 2004. This, along with the general gaming growth, should translate into stronger Wells-Gardner revenues. The Company is also continuing to move a substantial amount of monitor production to WEA in Malaysia as well as LCD production to Taiwan, which is expected to improve profitability and competitiveness. The major risk is the worldwide economy and uncertain international political climate.

Quality Continues To Be The Top Priority

Wells-Gardner remains committed to being the “best-in-class” quality supplier in all our served markets. The Company became a “certified supplier” to one of our major gaming customers, which is an important third-party endorsement of our quality approach. Also WEA, the Company’s major production facility, is expecting to obtain its ISO 9001 quality certification in 2004.

I thank all of you for your continued support as we complete the implementation of our strategic plan. I am confident that this will lead to increased profitability and improved shareholder value.

/s/ ANTHONY SPIER

Anthony Spier
Chairman of the Board, President
& Chief Executive Officer

March 5, 2004

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net sales from continuing operations decreased 5.3% to $46.7 million in 2003 compared to $49.3 million in 2002, as gross margin for 2003 decreased to $8.0 million or 17.2% of sales compared to $9.4 million or 19.0% of sales in 2002. The decrease in 2003 net sales was primarily caused by lower revenues from the Company’s two largest customers and the fourth quarter one-time charge of $797,000 to consolidate operations and exit non-core product lines. Engineering, selling and administrative expenses increased to $8.6 million in 2003 compared to $8.3 million in 2002. The increase is attributed to the Company’s ongoing global expansion of its international sales capabilities and new product development, particularly for the gaming industry. Operating loss from continuing operations for 2003 was $540,000 compared to operating income of $1.1 million in 2002. Other expense, net was $143,000 in 2003 compared to $332,000 in 2002 as the Company recorded lower interest expense on its reduced borrowings and the Company’s share of profits from its joint venture. The Company did not recognize any material income tax expense as the Company has available a net operating loss carryforward of approximately $8.9 million as of December 31, 2003. During the first quarter of 2002, the Company recorded a $52,000 benefit from the reversal of negative goodwill relating to the Company’s joint venture upon the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Net loss for 2003 was $697,000 compared to net earnings of $815,000 for 2002. For 2003, basic and diluted loss per share was $0.12 compared to basic and diluted earnings per share of $0.14 for 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net sales from continuing operations increased 15.9% to $49.3 million in 2002 compared to $42.6 million in 2001, as gross margin for 2002 increased to $9.4 million or 19.0% of sales compared to $7.4 million or 17.4% of sales in 2001. The increase was primarily caused by additional revenue and margin produced from production at the Company’s Malaysian joint venture. Engineering, selling and administrative expenses decreased to $8.3 million in 2002 compared to $8.4 million in 2001. The decrease is attributed to the Company’s focus on minimizing operating expenses. During the second quarter of 2001, the Company moved its Chicago-based operations to McCook, Illinois, which resulted in a charge to operations of $1.3 million. Operating earnings from continuing operations for 2002 were $1.1 million compared to an operating loss from continuing operations of $2.4 million in 2001. Other expense, net was $332,000 in 2002 compared to $522,000 in 2001 as the Company recorded lower interest expense on its reduced borrowings. The Company did not recognize any material income tax expense for 2002 as the Company has available a net operating loss carryforward of approximately $8.3 million as of December 31, 2002. During the fourth quarter of 2001, the Company discontinued its coin door business and recorded a loss on discontinued operations of $2.8 million, which included a loss on disposal of assets of $2.4 million. During the first quarter of 2002, the Company recorded a $52,000 benefit from the reversal of negative goodwill relating to the Company’s joint venture upon the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Net earnings for 2002 were $815,000 compared to a net loss of $5.7 million for 2001. For 2002, basic and diluted earnings per share were $0.14 compared to basic and diluted loss per share of $1.01 for 2001.

Market & Credit Risks

The Company is subject to certain market risks, mainly interest rates. During 2003, the Company entered into a three-year, $12 million, secured credit facility with LaSalle Bank National Association. Substantially all assets of the Company are used as collateral for this credit facility. As of December 31, 2003, the Company had total outstanding bank debt of $6.0 million at a variable interest rate of 4.50%. All bank debt is due and payable on June 30, 2006. The Company believes that its exposure to interest rate fluctuations will be limited due to the Company’s current practice of maintaining a minimal cash balance in an effort to effectively use any excess cash flows to reduce outstanding debt. All of the Company’s debt is subject to variable interest rates. An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid. The Company may pay down the loans at any time without penalty. However, a 100 basis point increase in interest rates would result in an annual increase of approximately $60,000 in interest expense recognized in the consolidated financial statements.

Critical Accounting Policies

The preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company’s management to adopt accounting policies and to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management periodically evaluates its policies, estimates and assumptions related to, among others: revenue recognition, inventory obsolescence and costing methods, provision for bad debts, provision for warranty and contingencies. The Company’s management bases its estimates on historical experience and expectations of the future. Actual reported and future amounts could differ from those estimates under different conditions and assumptions.

Revenue Recognition

In general, the Company recognizes revenue when the following criteria are met: evidence of an arrangement between the Company and its customer exists, shipment has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured.

Inventory Obsolescence & Costing Methods

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.

Provision For Bad Debts

The Company is exposed to credit risk on certain assets, primarily accounts receivable. The Company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are somewhat limited due to the large number of customers comprising the Company’s customer base. The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

Provision For Warranty

The Company offers certain warranties on its products and has a general reserve for potential future charges incurred in connection with in-warranty repairs and services. This reserve is based on historical actual repairs. If the actual charges incurred exceed management’s estimates, operating results could be impacted.

Contingencies

When applicable, the Company assesses its exposures to loss contingencies including legal and other matters and provides for an exposure if it is judged to be probable and estimable. If the actual loss from a contingency differs from management’s estimates, operating results could be impacted.

Liquidity & Capital Resources

Accounts receivable decreased to $4.7 million in 2003 compared to $7.8 million in 2002. This decrease is attributed to lower sales in the fourth quarter of 2003 compared to 2002 with some offset for improved collections. Inventory decreased to $8.9 million in 2003 compared to $9.0 million in 2002. Current liabilities decreased to $4.9 million in 2003 compared to $6.3 million in 2002. This decrease is attributed to the Company’s new credit agreement, which classifies all debt as long-term. Long-term liabilities decreased to $6.0 million in 2003 compared to $8.4 million in 2002. This decrease is attributed to lower borrowings on the Company’s line of credit. Shareholders’ equity was $8.3 million in 2003 compared to $8.2 million in 2002. The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times. Under its current credit facility, the Company is required to maintain certain financial covenants. While the Company currently expects to meet these financial covenants during 2004, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

Contractual Obligations

The following table summarizes the Company’s contractual commitments as of December 31, 2003. The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

	Payments Due In Year Ending December 31,

(in $000’s)	Total	2004	2005	2006	2007	2008	2009

Note Payable (Note 5)	$5,968	$—	$—	$5,968	$—	$—	$—
Operating Leases (Note 14)	$2,952	$863	$723	$649	$529	$182	$6

	$8,920	$863	$723	$6,617	$529	$182	$6

Inflation

To date, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS

As of December 31,
(in $000’s except for share information)

	2003	2002

ASSETS
Current Assets:
Cash	$283	$782
Accounts receivable, net of allowances of $146 in 2003 & $147 in 2002	4,690	7,835
Inventory	8,904	8,995
Prepaid expenses & other assets	1,041	974

Total current assets	$14,918	$18,586

Property, Plant & Equipment (at cost):
Leasehold improvements	279	279
Machinery, equipment & software	8,478	8,384
less: Accumulated depreciation & amortization	(6,707)	(6,205)

Property, plant & equipment, net	$2,050	$2,458

Other Assets:
Investment in joint venture	798	536
Goodwill	1,329	1,329

Total other assets	$2,127	$1,865

Total Assets	$19,095	$22,909

LIABILITIES & SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	4,237	4,384
Accrued expenses	629	733
Installment note payable	—	1,200

Total current liabilities	$4,866	$6,317

Long-Term Liabilities:
Installment note payable	—	1,813
Note payable	5,968	6,539

Total long-term liabilities	$5,968	$8,352

Total Liabilities	$10,834	$14,669

Shareholders’ Equity:
Common shares:
$1 par value; 25,000,000 shares authorized; 6,220,898 shares issued at December 31, 2003 5,583,446 shares issued at December 31, 2002	6,221	5,583
Capital in excess of par value	4,531	3,827
Accumulated deficit	(2,334)	(1,032)
Unearned compensation	(157)	(138)

Total Shareholders’ Equity	$8,261	$8,240

Total Liabilities & Shareholders’ Equity	$19,095	$22,909

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,
(in $000’s except for share & per share data)

	2003	2002	2001

Net sales	$46,681	$49,309	$42,550
Cost & expenses:
Cost of sales	38,664	39,929	35,136
Engineering, selling & administrative	8,557	8,283	8,352
Goodwill amortization	—	—	100
Moving related costs	—	—	1,334

Operating earnings (loss)	(540)	1,097	(2,372)
Other expense, net	143	332	522

Earnings (loss) from continuing operations before income tax	(683)	765	(2,894)
Income tax	14	2	—

Earnings (loss) from continuing operations	(697)	763	(2,894)
Loss on discontinued operations (including loss on disposal of $2,394 in 2001)	—	—	(2,813)
Cumulative effect of change in accounting principle	—	52	—

Net earnings (loss)	$(697)	$815	$(5,707)

Basic earnings (loss) per common share:
Continuing operations	$(0.12)	$0.13	$(0.51)
Discontinued operations	—	—	$(0.50)
Cumulative effect of change in accounting principle	—	$0.01	—

Basic net earnings (loss) per common share	$(0.12)	$0.14	$(1.01)

Diluted earnings (loss) per common share:
Continuing operations	$(0.12)	$0.13	$(0.51)
Discontinued operations	—	—	$(0.50)
Cumulative effect of change in accounting principle	—	$0.01	—

Diluted net earnings (loss) per common share	$(0.12)	$0.14	$(1.01)

Basic common shares outstanding	6,038,014	5,742,154	5,644,144
Diluted common shares outstanding	6,038,014	5,817,169	5,644,144

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in $000’s)

		Capital In	Retained		Total
	Common	Excess Of	Earnings	Unearned	Shareholders’
	Shares	Par Value	(Deficit)	Compensation	Equity

December 31, 2000	$4,898	$2,763	$5,213	$(165)	$12,709

Net loss	—	—	(5,707)	—	(5,707)
Stock dividend issued	242	399	(641)	—	—
Issuance/cancellation of stock awards (net)	76	103	—	(126)	53
Shares issued from stock purchase plan	12	22	—	—	34
Stock options exercised	44	32	—	—	76
Amortization of unearned compensation	—	—	—	40	40

December 31, 2001	$5,272	$3,319	$(1,135)	$(251)	$7,205

Net earnings	—	—	815	—	815
Stock dividend issued	260	452	(712)	—	—
Issuance/cancellation of stock awards (net)	(13)	(24)	—	74	37
Shares issued from stock purchase plan	9	10	—	—	19
Stock options exercised	55	70	—	—	125
Amortization of unearned compensation	—	—	—	39	39

December 31, 2002	$5,583	$3,827	$(1,032)	$(138)	$8,240

Net loss	—	—	(697)	—	(697)
Stock dividend issued	290	315	(605)	—	—
Issuance/cancellation of stock awards (net)	61	33	—	(52)	42
Shares issued from stock purchase plan	6	7	—	—	13
Stock options exercised	281	349	—	—	630
Amortization of unearned compensation	—	—	—	33	33

December 31, 2003	$6,221	$4,531	$(2,334)	$(157)	$8,261

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
(in $000’s)

	2003	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$(697)	$815	$(5,707)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Loss on sale of discontinued operations	—	—	2,394
Depreciation & amortization	521	555	764
Amortization of unearned compensation	33	39	40
Cumulative effect of change in accounting principle	—	(52)	—
Share of gain in joint venture	(262)	(188)	(154)
Changes in current assets & liabilities:
Accounts receivable	3,145	(1,911)	1,822
Inventory	91	1,016	1,435
Prepaid expenses & other	(67)	(16)	554
Accounts payable	(147)	570	(359)
Accrued expenses	(104)	302	(241)

Net cash provided by operating activities	$2,513	$1,130	$548

Cash flows from investing activities:
Payments for acquisitions, net of cash acquired	—	—	(700)
Net proceeds from sale of discontinued operations	—	—	152
Additions to property, plant & equipment, net	(113)	(115)	(1,692)

Net cash used in investing activities	$(113)	$(115)	$(2,240)

Cash flows from financing activities:
Borrowings (repayments) from note payable	(2,984)	627	2,803
Repayment from installment note payable	(600)	(1,200)	(1,200)
Proceeds from options exercised & purchase plan	685	181	163

Net cash provided by (used in) financing activities	$(2,899)	$(392)	$1,766

Net increase (decrease) in cash & cash equivalents	(499)	623	74
Cash at beginning of year	782	159	85

Cash at end of year	$283	$782	$159

Supplemental cash flows disclosure:
Income taxes paid	$14	$2	—
Interest paid	$328	$483	$625

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. DESCRIPTION OF THE BUSINESS

Wells-Gardner Electronics is a global distributor and manufacturer of color video displays and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company’s primary business is the distribution, design, manufacture, assembly, service and marketing of color video monitors, liquid crystal displays (LCD’s), gaming supplies and other components, with facilities in the United States and a manufacturing joint venture in Malaysia.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Wells-Gardner Electronics Corporation and its wholly-owned subsidiary, American Gaming & Electronics. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

In general, the Company recognizes revenue when the following criteria are met: evidence of an arrangement between the Company and its customer exists, shipment has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured.

Financial Instruments

The fair value of the Company’s financial instruments does not materially vary from the carrying value of such instruments.

Inventory Obsolescence & Costing Methods

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.

Provision For Warranty

The Company offers certain warranties on its products and has a general reserve for potential future charges incurred in connection with in-warranty repairs and services. This reserve is based on historical actual repairs. If the actual charges incurred exceed management’s estimates, operating results could be impacted:

	December 31,

(in $000’s)	2003	2002	2001

Beginning Balance	$100	$60	$90
Increases To Provision	$313	$276	$237
Charges To Provision	$(229)	$(236)	$(267)

Ending Balance	$184	$100	$60

Property, Plant & Equipment

Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment — five to fifteen years & leasehold improvements — shorter of lease term or estimated useful life.

Internal Use Software

The Company has adopted the provisions of Statement of Position 98-1, “Accounting for the Costs of Software Developed or Obtained for Internal Use.” Accordingly, certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software. Total capitalized costs as of December 31, 2003 and 2002 were $1.6 million and are included in property, plant & equipment on the face of the consolidated balance sheets. During the years ended December 31, 2003 and 2002, amortization expense related to the capitalized software was $241,000 and $229,000, respectively.

Investments

The Company’s joint venture is accounted for under the equity method of accounting in accordance with Accounting Principles Board (APB) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Under this method, the investment is adjusted to recognize the Company’s share of the income or losses in the joint venture. Write downs are recognized when the Company believes that a permanent impairment in value has occurred.

Engineering Research & Development

Engineering research and development costs for the years ended December 31, 2003, 2002 and 2001 were approximately $1,007,000, $1,067,000 and $1,260,000, respectively, which were 2.2%, 2.2% and 3.0% of annual sales from continuing operations, respectively. These costs are recorded in engineering, selling & administrative expenses on the consolidated statement of operations.

Earnings (Loss) Per Share

Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2003, 2002 and 2001.

Stock Based Compensation

At December 31, 2003, the Company has two stock-based compensation plans, which are described more fully in Note 6. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation:

(in $000’s except per share data)	2003	2002	2001

Net earnings (loss):
As reported	$(697)	$815	$(5,707)
Total stock-based employee compensation expense (fair value)	$(99)	$(21)	$(19)

Pro forma	$(796)	$794	$(5,726)
Net earnings (loss) per common and common equivalent share:
Basic as reported	$(0.12)	$0.14	$(1.01)
Diluted as reported	$(0.12)	$0.14	$(1.01)
Pro forma — Basic	$(0.13)	$0.14	$(1.01)
Pro forma — Diluted	$(0.13)	$0.14	$(1.01)

Reclassifications

Certain amounts in previously issued financial statements have been reclassified to conform to the current year’s presentation.

Recently Issued Accounting Pronouncements

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standard also specifies criteria that intangible assets must meet to be recognized and reported apart from goodwill. As of the date of adoption of SFAS 142, the Company has discontinued amortization of all existing goodwill. The SFAS 142 transitional and annual impairment evaluations did not indicate any goodwill impairment. In addition, the Company has not identified any intangible assets, which must be recognized apart from goodwill. Upon adoption of SFAS 142, the Company recorded a $52,000 cumulative effect of change in accounting principle benefit from the reversal of negative goodwill associated with the Company’s joint venture. The following table shows the impact on the Company’s consolidated financial statements as if SFAS 142 was adopted as of January 1, 2001:

(in $000’s)	2003	2002	2001

Net earnings (loss) as reported	$(697)	$815	$(5,707)
Add back — goodwill amortization	—	—	232

Adjusted net earnings (loss)	$(697)	$815	$(5,475)

Basic net earnings (loss) per share:
Net earnings (loss) per share as reported	$(0.12)	$0.14	$(1.01)
Add back — goodwill amortization	—	—	$0.04

Adjusted net earnings (loss) per share	$(0.12)	$0.14	$(0.97)

Diluted net earnings (loss) per share:
Net earnings (loss) per share as reported	$(0.12)	$0.14	$(1.01)
Add back — goodwill amortization	—	—	$0.04

Adjusted net earnings (loss) per share	$(0.12)	$0.14	$(0.97)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” this statement, which is effective for the years ending after December 15, 2003 which amends Statement No. 123 “Accounting for Stock-Based Compensation” and provides alternative methods of transition for voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 regardless of the accounting method used to account for stock-based compensation. The Company has chosen to continue to account for stock-based compensation of employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. However, the enhanced disclosure provisions are defined in SFAS No. 148, which the Company has adopted.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”) “Consolidation of Variable Interest Entities.” In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in activities on behalf of another company. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46’s consolidation requirements apply immediately to variable interest entities created or acquired after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after December 15, 2003. Certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. FIN No. 46 did not impact the Company’s consolidated financial statements.

Note 3. RELATED-PARTY TRANSACTIONS

During 2003, 2002 and 2001, a portion of the Company’s sales were made through a sales representative firm, James Industries Inc., whose Chairman and principal shareholder is a beneficial shareholder of the Company. Commissions earned by James Industries Inc. for the years ended December 31, 2003, 2002 and 2001 were approximately $317,000, $417,000 and $587,000, respectively. Commissions owed to James Industries Inc. as of December 31, 2003, 2002 and 2001 were approximately $32,000, $43,000 and $61,000, respectively. Total commissions as a percentage of sales from continuing operations for the years ended December 31, 2003, 2002 and 2001 were 0.7%, 0.8% and 1.4%, respectively. Sales of products to James Industries Inc. for the years ended December 31, 2003, 2002 and 2001 were approximately $0, $22,000 and $16,000, respectively. Outstanding accounts receivable due from James Industries Inc. as of December 31, 2003 and 2002 were $0 and approximately $1,000, respectively.

Note 4. INVENTORY

Net inventory, which includes a valuation reserve of $193 and $385 in 2003 and 2002, respectively, consisted of the following components:

	December 31,

(in $000’s)	2003	2002

Raw materials	$4,637	$5,438
Work in progress	$516	$585
Finished goods	$3,751	$2,972

Total	$8,904	$8,995

Note 5. DEBT

During 2003, the Company entered into a three-year, $12 million, secured credit facility with LaSalle Bank National Association and refinanced its entire debt due to Bank One of approximately $7.7 million. Substantially all assets of the Company are used as collateral for this credit facility and the Company must maintain certain financial covenants. At December 31, 2003, the Company had total outstanding bank debt of $6.0 million at a variable interest rate of 4.50%. All bank debt is due and payable on June 30, 2006.

Prior to its new credit agreement with LaSalle Bank, the Company had a $15.7 million, secured credit facility with Bank One (formerly American National Bank). Substantially all assets of the Company were used as collateral for this credit facility. At December 31, 2002, the Company had total outstanding bank debt of $9.6 million, which consisted of $6.6 million on a revolving line of credit at an interest rate of 4.25% and $3.0 million on an installment term note at an interest rate of 5.75%. The installment term note was being repaid with monthly principal payments of $100,000 prior to the refinancing described above.

Note 6. STOCK PLANS

The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,831,538 common shares and a Nonemployee Director Stock Plan under which non-employee directors may acquire up to 319,070 common shares. Options may be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2003, 35 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through November 30, 2013.

Under the stock option plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2003, 2002 and 2001, respectively: expected volatility of 33%; risk free interest rates ranging from 7.85% to 3.71%; 5% dividend rate; and expected lives of 5 years. Additional information on shares subject to options is as follows:

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding at beginning of year	1,240,729	$2.87	1,300,666	$3.11	1,337,470	$3.32
Granted	82,303	$2.20	219,414	$2.64	230,379	$2.69
Forfeited	(124,975)	$2.76	(223,857)	$3.35	(223,130)	$3.17
Exercised	(319,038)	$2.45	(55,494)	$2.20	(44,053)	$2.77

Outstanding at end of year	879,019	$2.82	1,240,729	$2.87	1,300,666	$3.11

Stock options exercisable at December 31, 2003, 2002 and 2001 were 775,292, 1,040,454 and 995,935, respectively. The weighted average fair value of options granted at December 31, 2003, 2002 and 2001 were $0.91, $1.51 and $1.58, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2003:

Options Outstanding				Options Exercisable

		Weighted average
Range of	Options	remaining	Weighted average	Options	Weighted average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price

$2.04 – $2.55	381,624	6.4	$2.33	282,897	$2.28
$2.56 – $2.92	250,157	5.1	$2.88	250,157	$2.88
$2.93 – $3.45	69,423	7.2	$3.20	64,423	$3.18
$3.46 – $4.20	177,815	5.1	$3.65	177,815	$3.65

	879,019	5.8	$2.82	775,292	$2.86

In February 2003, the Company granted 82,000 restricted shares of common stock to eight employees of the Company and recorded deferred compensation in the amount of $131,200, equal to the market value of the restricted shares on the date of grant. In November 2001, the Company granted 60,000 restricted shares of common stock to seven employees of the Company and recorded deferred compensation in the amount of $135,000, equal to the market value of the restricted shares on the date of grant. In July 2000, the Company granted 60,000 restricted shares of common stock to seven employees of the Company and recorded deferred compensation in the amount of $180,000, equal to the market value of the restricted shares on the date of grant. The employees will earn the restricted shares in exchange for services to be provided to the Company over a five-year period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000. The Company recorded $33,000, $39,000 and $40,000 in related net compensation expense for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003, 111,140 restricted shares are outstanding.

Note 7. ACCRUED EXPENSES

Accrued expenses consisted of the following components:

	December 31,

(in $000’s)	2003	2002

Payroll & related costs	$185	$368
Sales commissions	$30	$43
Warranty	$184	$100
Other accrued expenses	$230	$222

Total	$629	$733

Note 8. OTHER EXPENSE, NET

Other expense, net consisted of the following components:

(in $000’s)	2003	2002	2001

Interest expense	$328	$483	$625
Other expense	$78	$36	$55
Other income, primarily joint venture	$(263)	$(187)	$(158)

Other expense, net	$143	$332	$522

Note 9. INCOME TAXES

The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000’s)	2003	2002	2001

Computed expected tax expense (benefit)	$(241)	$278	$(1,937)
State income tax expense (benefit), net of Federal tax effect	$(33)	$21	$(205)
Other, net	$(26)	$(70)	$(19)
Change in valuation allowance	$314	$(227)	$2,161

	$14	$2	—

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:

	December 31,

(in $000’s)	2003	2002

Deferred tax assets:
Allowance for doubtful accounts	$56	$57
Warranty reserve	$71	$39
Inventory reserve	$75	$149
Net operating loss carryforwards	$3,517	$3,149
Alternative minimum tax credit carryforwards	$73	$73
General business credit carryforwards	$129	$129
Other	$11	$14

Total gross deferred tax assets	$3,932	$3,610
Less valuation allowance	$(3,338)	$(3,024)

Total deferred tax assets	$594	$586
Deferred tax liabilities:
Deferred compensation	$12	$6
Property, plant, equipment and software, principally depreciation	$510	$548
Goodwill	$72	$32

Total deferred tax liabilities	$594	$586

Net deferred taxes	—	—

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 2003 was an increase of $314,000. At December 31, 2003, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $8,883,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carryforwards of approximately $62,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $129,000, which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2007.

Note 10. EARNINGS PER SHARE

During 2003, 2002 and 2001, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 289,959, 260,310 and 242,151 additional common shares in 2003, 2002 and 2001, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. In accordance with Statement of Financial Accounting

Standards No. 128, “Earnings Per Share,” the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

(in $000’s except for per share data)	2003	2002	2001

Basic earnings (loss) per common share:
Earnings (loss) from continuing operations	$(697)	$763	$(2,894)
Loss on discontinued operations	—	—	$(2,813)
Cumulative effect of change in accounting principle	—	$52	—

Net earnings (loss)	$(697)	$815	$(5,707)

Weighted-average common shares outstanding	6,038	5,742	5,644

Continuing operations	$(0.12)	$0.13	$(0.51)
Discontinued operations	—	—	$(0.50)
Cumulative effect of change in accounting principle	—	$0.01	—

Basic net earnings (loss) per common share	$(0.12)	$0.14	$(1.01)

Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations	$(697)	$763	$(2,894)
Loss on discontinued operations	—	—	$(2,813)
Cumulative effect of change in accounting principle	—	$52	—

Net earnings (loss)	$(697)	$815	$(5,707)

Weighted-average common shares outstanding	6,038	5,742	5,644
Add: Effect of dilutive stock options	—	75	—

Adjusted weighted-average common shares outstanding	6,038	5,817	5,644

Continuing operations	$(0.12)	$0.13	$(0.51)
Discontinued operations	—	—	$(0.50)
Cumulative effect of change in accounting principle	—	$0.01	—

Diluted net earnings (loss) per common share	$(0.12)	$0.14	$(1.01)

Options which had an anti-dilutive effect as of December 31, 2003, 2002 and 2001 were 177,815, 1,240,729 and 767,148, respectively, and were excluded from the diluted earnings per share calculation.

Note 11. OPERATING SEGMENTS

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments. Under this standard, the Company has three reportable operating segments: Gaming, Amusement and Other. The table below presents information as to the Company’s revenues and operating income before unallocated administration costs. The Company is unable to segment its assets as they are commingled among segments.

	December 31,

(in $000’s)	2003	2002	2001

Net Sales:
Gaming	$35,115	$34,203	$25,530
Amusement	$10,322	$14,079	$14,467
Other	$1,244	$1,027	$2,553

Total Net Sales	$46,681	$49,309	$42,550

Operating Earnings (Loss):
Gaming	$1,487	$2,261	$926
Amusement	$900	$1,730	$1,335
Other	$219	$174	$350
Unallocated Administration Costs	$(3,146)	$(3,068)	$(4,983)

Total Operating Earnings (Loss)	$(540)	$1,097	$(2,372)

Significant Customer

The Company’s largest customer accounted for 21%, 24% and 4% of total revenues in 2003, 2002 and 2001, respectively, and 23% and 39% of total accounts receivable as of December 31, 2003 and 2002, respectively.

Note 12. JOINT VENTURE

In 2000, the Company entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture video monitors in Malaysia. The Company is the sole customer to the joint venture and accounts for 100% of its revenues. The joint venture is accounted for under the equity method of accounting. As of December 31, 2003 and 2002, the Company had a net payable due to the joint venture of $1,018,000 and $398,000, respectively. The Company recorded equity in earnings of the joint venture of $263,000, $187,000 and $153,000 in 2003, 2002 and 2001, respectively.

Due to the timing of the audit of the joint venture’s financial statements, the Company records the results for a twelve-month period ended November 30th. As of November 30, 2003 and 2002 total assets of the joint venture were approximately $7,260,000 and $8,059,000, respectively, which included current assets of approximately $6,838,000 and $7,659,000 and non-current and other assets of $422,000 and $400,000, respectively. Total liabilities were approximately $5,639,000 and $6,963,000, respectively, of which all are considered current liabilities. The joint venture has no long-term liabilities. Sales of products from the joint venture for the twelve month periods ended November 30, 2003, 2002 and 2001 were approximately $14,052,000, $11,563,000 and $6,097,000, respectively. Gross profit from operations were approximately $1,068,000, $695,000 and $560,000, respectively. Net operating profits were $558,000, $346,000 and $297,000, respectively.

Note 13. DISCONTINUED OPERATIONS

On December 3, 2001, the Company announced the sale of assets as of November 30, 2001 of its coin door division for a purchase price of $315,000. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company recorded a loss on discontinued operations of $2,813,000, which is comprised of a loss from operations of $419,000 and a loss on disposal of $2,394,000 in 2001 and $241,000 in 2000. Net sales of the discontinued operations were $2,006,000 in 2001 and $4,130,000 in 2000.

Note 14. LEASE COMMITMENTS

The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2009. The future minimum lease payments required under operating leases are as follows:

Years ending
(in $000’s)	December 31,

2004	$863
2005	$723
2006	$649
2007	$529
2008	$182
Thereafter	$6

$2,952

Rent expense related to operating leases was approximately $884,000, $863,000 and $872,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

Note 15. UNAUDITED QUARTERLY FINANCIAL DATA

Selected quarterly data for 2003 and 2002 are as follows:

	2003

(in $000’s except per share data)	First	Second	Third	Fourth

Net sales	$11,857	$11,810	$11,744	$11,270
Net earnings (loss)	$125	$35	$(55)	$(802)
Basic net earnings (loss) per share	$0.02	$0.01	$(0.02)	$(0.13)
Diluted net earnings (loss) per share	$0.02	$0.01	$(0.02)	$(0.13)

	2002

(in $000’s except per share data)	First	Second	Third	Fourth

Net sales	$11,303	$12,077	$11,886	$14,043
Net earnings	$202	$229	$122	$262
Basic net earnings per share	$0.03	$0.04	$0.02	$0.05
Diluted net earnings per share	$0.03	$0.04	$0.02	$0.05

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders of Wells-Gardner Electronics Corporation:

We have audited the accompanying consolidated balance sheet of Wells-Gardner Electronics Corporation and subsidiary as of December 31, 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and subsidiary as of December 31, 2003 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

BLACKMAN KALLICK BARTELSTEIN LLP

Chicago, Illinois

January 27, 2004

[KPMG LOGO]

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders of Wells-Gardner Electronics Corporation:

We have audited the accompanying consolidated balance sheet of Wells-Gardner Electronics Corporation and subsidiary as of December 31, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and subsidiary at December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

As discussed in Notes 2 and 11 to the consolidated financial statements, the accompanying consolidated financial statements for the years ended December 31, 2002 and 2001 have been revised to include disclosure of the provision for warranty and operating segments.

[KPMG LLP SIGNATURE]

Chicago, Illinois

February 5, 2003, except as to the fifth paragraph of Note 2 and Note 11, which are as of March 4, 2004

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Anthony Spier
Chairman, President &
Chief Executive Officer

Marshall L. Burman
Counsel to Wildman,
Harrold, Allen & Dixon

Jerry Kalov
President of Kay Consulting

Frank R. Martin
Senior Partner of Righeimer,
Martin & Cinquino, P.C.	Anthony Spier Chairman, President & Chief Executive Officer George B. Toma CPA, CMA Vice President of Finance, Chief Financial Officer, Treasurer & Corporate Secretary

CORPORATE INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders will take place at 2:00 p.m. on Thursday, April 29, 2004 at the corporate offices of the Company.

FORM 10-K
A copy of the Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to
George B. Toma at the corporate offices of the Company.

TRANSFER AGENT
LaSalle National Bank 135 South LaSalle Street Chicago, Illinois 60603

BANKERS
LaSalle Bank National Association Chicago, Illinois

AUDITORS
Blackman Kallick Bartelstein LLP Chicago, Illinois

COUNSEL
Pedersen & Houpt Chicago, Illinois

Wells-Gardner Electronics Corporation 9500 West 55th Street, Suite A McCook, Illinois 60525-3605 800-336-6630 708-290-2100 708-290-2200 (fax) www.wellsgardner.com

Wells Eastern Asia Displays (M) SDN BHD Lot 316 & 317, Jalan PKNK 3/2 Kawasan Peridustrian Sungai Petani 08000 Sungai Petani, Kedah, Malaysia 60-4-441-1336 60-4-442-7028 (fax)

American Gaming & Electronics, Inc. 6255 McLeod Drive, Suite 21 Las Vegas, Nevada 89120 800-727-6807 702-798-5752 702-798-5762 (fax)

202 West Parkway Drive Egg Harbor Township, New Jersey 08234 800-890-9298 609-383-9970 609-383-9971 (fax)

www.americangaminginc.com