Form 10-K, Exhibit 13
period 2004-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2005-03-29
CIK 105608

EXHIBIT 13.0
SELECTED FINANCIAL DATA
(in $000’s except for per share data)

	Years Ended December 31,
	2004	2003	2002	2001	2000

Net sales	$51,535	$46,681	$49,309	$42,550	$46,464
Moving related costs	—	—	—	1,334	—
Operating earnings (loss)	1,069	(540)	1,097	(2,372)	1,320
Gain on sale of fixed assets	—	—	—	—	329
Earnings (loss) from continuing operations	1,068	(697)	763	(2,894)	1,092
Loss on discontinued operations	—	—	—	(2,813)	(241)
Cumulative effect of change in accounting principle	—	—	52	—	—

Net earnings (loss)	$1,068	($697)	$815	($5,707)	$851

Basic net earnings (loss) per common share	$0.15	($0.11)	$0.14	($0.96)	$0.14
Diluted net earnings (loss) per common share	$0.15	($0.11)	$0.13	($0.96)	$0.14

Total assets	$28,478	$21,172	$22,909	$21,575	$26,076
Long-term liabilities	$3,168	$5,968	$8,352	$8,925	$7,852
Working capital	$14,244	$10,052	$12,269	$11,607	$15,377

COMMON SHARE MARKET PRICE
The Company’s common shares are traded on the American Stock Exchange under the symbol WGA. On December 31, 2004, there were approximately 581 holders of record of the common shares. A five percent (5%) stock dividend was issued in 2004 and 2003. High and low prices for the last two years were:

	2004 Prices		2003 Prices
	High	Low	High	Low

Quarter ended:
March 31	$4.65	$3.22	$2.33	$1.42
June 30	$4.95	$3.68	$2.62	$1.80
September 30	$6.03	$4.47	$4.15	$2.02
December 31	$6.74	$4.25	$3.95	$2.85

2004 PRESIDENT’S REPORT
TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:
2004 was a successful year for our Company with many milestones reached:

•	The Company’s 2004 revenue grew by 10.3% to $51.5 million from $46.7 million in the prior year.

•	Wells-Gardner generated significant EBITDA; approximately $2.0 million in 2004 compared to $198,000 in 2003.

•	The Company’s 2004 net income was $1.1 million or $0.15 per share, compared with a loss of ($697,000) or ($0.11) per share in 2003. The 2003 results included the one-time charge of $797,000 for a one-time write down of inventory and consolidation of non-core operations.

•	The Company successfully raised $5.5 million in a PIPE (Private Investment in a Public Entity) financing in September 2004 by selling 1.2 million shares of common stock to institutional investors.

•	David Bain, gaming analyst of Merriman, Curhan, Ford initiated published research on the Company in December 2004 with a BUY recommendation.

•	The Company granted a 5% stock dividend to shareholders, the 6th time in the Company’s history
Strategic Plan
The Company announced our new business strategy in July 2000. Wells-Gardner has now successfully transitioned from a US based manufacturer and supplier primarily serving the low growth amusement market to a global manufacturing, service and parts distribution company for the fast growing gaming market. Gaming revenues continued to dominate the Company’s revenues and accounted for 72% of the Company’s revenue in 2004 compared to 24% for Amusement revenues.
The LCD Technology Transition Represents a Huge Growth Opportunity for Wells-Gardner
2004 was the year of the start of the transition from CRT monitors to LCD’s. This was a major theme at the Global Gaming Expo, the world’s largest gaming trade show in Las Vegas in October 2004 with every gaming manufacturer either displaying or discussing plans for the transition. The Company has enhanced its product line to include a full line of LCD’s and other flat panel products. We have already obtained a 2-year exclusive contract to supply a major gaming manufacturer with its entire flat panel requirements through April 2006. The Company has contracted our joint venture WEA to manufacture its LCD products in Taiwan and is planning to move its production to Mainland China by no later than the second quarter 2006. Also WEA has several dedicated LCD engineers located at Eastech’s Taiwanese facility working along side the 150 Eastech LCD engineers. The Company expects that the percentage of gaming machines manufactured with LCD’s will grow from 6% in 2004 to virtually 100% by 2007. In addition, AGE has opportunities to replace the installed base of CRT monitors with LCD’s for their casino customers and has already been approached by over 10 casinos and a major casino group for quotes.
American Gaming & Electronics (AGE)
The Company acquired AGE in 2000 and established it as a wholly owned subsidiary. AGE has direct sales operations in Las Vegas and Reno, Nevada, California, New Jersey, New York, Connecticut, Florida and throughout the Midwest. AGE also has distributors in Mississippi, Louisiana, New Mexico, Arizona, Indiana and the country of Canada and in 2004 added distributors in Europe, South America, Central America and the Caribbean. The Company has distribution relationships with JCM, 3MTouch, Ithaca, MC Supply and others. AGE has access to the Taiwan and Mainland China manufacturers of low cost high value gaming parts. AGE also purchases, refurbishes and markets used gaming devices out of our New Jersey facility to both national and international customers. AGE now sells to virtually every casino in North America.

Wells Eastern Asia (WEA)
In 2000, we established WEA, our 50/50 joint venture in Malaysia and Taiwan with Eastech, a publicly traded company on the Singapore stock exchange. This production facility is essential to our strategy of being a globally competitive manufacturer of video monitors. WEA manufactures CRT monitors in Malaysia and LCD’s in Taiwan. WEA expects to move its LCD production to Mainland China by no later than the second quarter 2006. WEA manufactured over 90% of Wells-Gardner’s monitors and LCD’s for the gaming market in 2004. WEA increased its production in 2004 to 82,646 monitors and LCD’s, approximately 67% of our worldwide production. This is the fourth consecutive year of production increases and is an increase of 38% over the 59,801 produced in 2003.
Gaming Strategy
Wells-Gardner is continuing its strategy of using its strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas. The Company is now participating in five areas of the gaming market:

•	Monitor manufacturing in Malaysia and the US and LCD manufacturing in Taiwan and the US, all for the gaming industry.

•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America, Europe and Central and South America.

•	Servicing games and games parts for casinos throughout North America

•	Installing and servicing new gaming equipment into casinos in North America

•	Refurbishing and selling used gaming equipment to customers worldwide
The strategy is proving successful as gaming revenue accounted for approximately 72% of the Company’s total revenue in 2004 compared to 52% in 2000.
Wells-Gardner is the Second Largest Monitor and LCD Manufacturer in the Global Gaming Industry.
2004 sales were $51.5 million, an increase of 10.3% from $46.7 million in 2003. The increase was due to a revenue increase in all 3 segments of the Company’s business. Gaming sales increased due to the excellent market share gains of our key gaming customers: Aristocrat, GTECH and WMS as well as the general growth in that industry. The Company’s sales into the Amusement Industry grew by 17.9%, showing the first increase in this segment since 1996 and the Other segment increased by 73.3% due to the Company’s growth of market share in the bowling alley market. The Company estimates its 2004 market share of monitors and LCD’s at 28%, which makes it 2nd in the worldwide gaming industry. The Company sells 50% or more of the requirements of 6 of the top 10 gaming manufacturers in the global gaming industry.
The International Sales Strategy Has Successfully Paid Off
The international sales strategy continued to pay dividends in 2004. The Company’s international sales accounted for 42% of total revenue up from 16% in 2001. Of the top 6 gaming manufacturers who are Wells-Gardner’s customers referred to above, 5 are based outside the United States.
Quality Continues To Be The Top Priority
Wells-Gardner remains committed to being the “best-in-class” quality supplier in all our served markets. The Company became a “certified supplier” to one of our major gaming customers, which is an important third party endorsement of our quality approach. Also WEA, the Company’s major production facility obtained its ISO 9001 quality certification in the first quarter 2004.

2005 Global Gaming Outlook
The global gaming industry continues to grow at impressive rates. It is management’s view that this growth will continue for some years, as many believe “Gaming is the Finest Form of Non-Invasive Taxation Known to the Mind of Man.” All government jurisdictions throughout the world need additional revenues and it is believed that gaming represents the fastest and least risky approach to obtaining them. Worldwide, the number of gaming devices is expected to grow by 15% over the next 2 years from 1.48 million to 1.7 million. In the United States, the number of devices is expected to grow by 13% from 813,000 in 2004 to 915,000 in 2006 fueled by growth in California and the new approvals of 61,000 slots in Pennsylvania. In addition Maryland, Ohio, and Texas will continue to debate legalizing video slots at racetracks and other locations, Florida will be holding local referendums to take the next step into legalizing slots at pari-mutuel facilities in Miami-Dade and Broward counties, while Oklahoma will be formally signing new compacts and installing slots at racetracks. Internationally, gaming is growing faster than in the United States with devices growing by 17% from 669,000 in 2004 to 786,000 in 2006 as Macao moves to become “the Las Vegas of Asia” and the markets in Russia and Eastern Europe grow rapidly. In addition, the market share of video gaming devices using monitors or LCD’s is expected to grow from 50% in 2004 to 70% in 2006 further increasing Wells-Gardner’s market potential.
2005 Wells-Gardner Outlook
LCD’s represent a major growth opportunity for Wells-Gardner in both its manufacturing and distribution gaming businesses. Consequently, Wells-Gardner expects to continue to grow its revenue by further penetration of the gaming market as well as by growing the AGE business with aggressive, experienced gaming management and fierce cost control. The Company’s major gaming customers are expected to have strong performances in 2005. This and the general gaming growth should translate into strong Wells-Gardner revenues. The Company is also continuing to move a substantial amount of monitor production to WEA in Malaysia as well as LCD production to Taiwan, which is expected to improve profitability and competitiveness. As always, the major risk is the uncertain international political climate.
To our great sadness our esteemed board member Jerry Kalov passed away on March 1, 2005. Jerry had been a member of our Board of Directors since February 1999 and he used his extensive knowledge of the electronics industry to counsel management on the strategic plan developed in 1999 and 2000. His intelligent and measured contributions to Wells-Gardner will be greatly missed. Jerry’s great strength and love of life to the very end will be an inspiration to us all.
I thank all of you for your continued support as we complete the implementation of our strategic plan. I am confident that this will lead to increased profitability and improved shareholder value.
Anthony Spier
Chairman of the Board, President &
Chief Executive Officer
March 1, 2005

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION &
RESULTS OF OPERATIONS
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Net sales increased 10.4% to $51.5 million in 2004 compared to $46.7 million in 2003, as gross margin for 2004 increased to $9.2 million or 17.9% of sales compared to $8.0 million or 17.2% in 2003. The increase in sales and margin is attributed to additional sales of the Company’s gaming products. In 2004, gaming related sales accounted for $37.2 million or 72.2% of total sales compared to $35.1 million or 75.2% of total sales in 2003.
Operating expense decreased 4.5% to $8.2 million in 2004 compared to $8.6 million in 2003. The decrease is attributed to aggressive overall cost containment programs implemented by the Company, while investing in additional development of its liquid crystal displays (LCD’s) product offering.
Operating earnings were $1.1 million in 2004 compared to an operating loss of $540,000 in 2003. In 2003, the Company took a one-time charge of $797,000 to consolidate operations and exit non-core product lines.
Other income, net was $33,000 in 2004 compared to other loss, net of $143,000 in 2003. The Company reduced its interest expense by reduced borrowings from its line of credit and the Company’s share of profits from its joint venture.
Income tax expense was $34,000 in 2004 compared to $14,000 in 2003 as the Company had minimum taxes due. The Company did not record any Federal income tax expense in either period as the Company has available a net operating loss carryforward of approximately $7.6 million as of December 31, 2004.
Net earnings were $1.1 million in 2004 compared to a net loss of $697,000 in 2003. For 2004, basic and diluted earnings per share were $0.15 compared to basic and diluted loss per share of $0.11 for 2003.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Net sales decreased 5.3% to $46.7 million in 2003 compared to $49.3 million in 2002, as gross margin for 2003 decreased to $8.0 million or 17.2% of sales compared to $9.4 million or 19.0% in 2002. Lower revenues from the Company’s two largest customers primarily caused the decreases in 2003 net sales. In 2003, gaming related sales accounted for $35.1 million or 75.2% of total sales compared to $34.2 million or 69.4% of total sales in 2002.
Operating expense increased 3.3% to $8.6 million in 2003 compared to $8.3 million in 2002. The increase was attributed to the Company’s global expansion of its international sales capabilities and new product development, particularly for the gaming industry.
Operating loss was $540,000 in 2003 compared to operating income of $1.1 million in 2002. In 2003, the Company took a one-time charge of $797,000 to consolidate operations and exit non-core product lines.
Other expense, net was $143,000 in 2003 compared to $332,000 in 2002 as the Company recorded lower interest expense on its reduced borrowings from its line of credit and the Company’s share of profits from its joint venture.
Income tax expense was $14,000 in 2003 compared to $2,000 in 2002 as the Company had minimum taxes due. The Company did not record any Federal income tax expense in either period as the Company has available a net operating loss carryforward of approximately $8.9 million as of December 31, 2003. During the first quarter of 2002, the Company recorded a $52,000 benefit from the reversal of negative goodwill relating to the Company’s joint venture upon the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Net loss was $697,000 in 2003 compared to net earnings of $815,000 in 2002. For 2003, basic and diluted loss per share was $0.11 compared to basic earnings per share of $0.14 and diluted earnings per share of $0.13 for 2002.
Market & Credit Risks
The Company is subject to certain market risks, mainly interest rates. During 2003, the Company entered into a three-year, $12 million, secured credit facility with LaSalle Bank National Association. Substantially all assets of the Company are used as collateral for this credit facility. As of December 31, 2004, the Company had total outstanding bank debt of $3.2 million at a variable interest rate of 5.75%. All bank debt is due and payable on June 30, 2006. The Company believes that its exposure to interest rate fluctuations will be limited due to the Company’s current practice of maintaining a minimal cash balance in an effort to effectively use any excess cash flows to reduce outstanding debt. All of the Company’s debt is subject to variable interest rates. An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid. The Company may pay down the loans at any time without penalty. However, a 100 basis point increase in interest rates would result in an annual increase of approximately $32,000 in interest expense recognized in the consolidated financial statements.
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
Inventory Obsolescence & Costing Methods
Inventory is stated at the lower of cost (first-in, first-out) or market. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products and based on the Company’s historical usage.
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

Valuation Allowance for Deferred Tax Assets
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.
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
Liquidity & Capital Resources
Accounts receivable increased to $5.8 million in 2004 compared to $4.7 million in 2003. This increase is attributed to additional sales recorded in the last month of 2004. Accounts receivable due from affiliate increased to $3.6 million in 2004 compared to $2.1 million in 2003 as the Company provided additional components to build its products overseas.
Inventory increased to $13.6 million in 2004 compared to $8.9 million in 2003. This increase is attributed to the Company carrying new LCD inventory of $2.9 million and additional finished goods inventory to support upcoming customer demands.
Current liabilities increased to $10.0 million in 2004 compared to $6.9 million in 2003. This increase is attributed to the Company having higher payments due to its key vendors and its affiliates to support the increased inventory levels carried at year-end.
Long-term liabilities decreased to $3.2 million in 2004 compared to $6.0 million in 2003. This decrease is attributed to lower borrowings on the Company’s line of credit as a result of the Company’s private placement offering, which generated gross proceeds of $5.5 million through the sale of 1,216,816 shares of common stock. This private placement was completed during the third quarter of 2004.
Shareholders’ equity was $15.3 million in 2004 compared to $8.3 million in 2003. This increase was attributed to the recording of the Company’s 2004 earnings and the increase in common stock and paid in capital as a result of its private placement.
The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times. Under its current credit facility, the Company is required to maintain certain financial covenants. While the Company currently expects to meet these financial covenants during 2005, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

Contractual Obligations
The following table summarizes the Company’s contractual commitments as of December 31, 2004. The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

	Payments Due In Year Ending December 31,

(in $000’s)	Total	2005	2006	2007	2008	2009	2010

Note Payable (Note 4)	$3,168	$—	$3,168	$—	$—	$—	$—
Operating Leases (Note 12)	$2,530	$946	$798	$592	$182	$6	$6

	$5,698	$946	$3,966	$592	$182	$6	$6

Inflation
To date, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS
As of December 31,
(in $000’s except for share information)

	2004	2003

ASSETS
Current Assets:
Cash	$534	$283
Accounts receivable, net of allowances of $100 in 2004 & $146 in 2003	5,757	4,690
Accounts receivable, affiliates	3,635	2,077
Inventory	13,556	8,904
Prepaid expenses & other assets	793	1,041

Total current assets	$24,275	$16,995

Property, Plant & Equipment (at cost):
Leasehold improvements	279	279
Machinery, equipment & software	8,679	8,478
less: Accumulated depreciation & amortization	(7,222)	(6,707)

Property, plant & equipment, net	$1,736	$2,050

Other Assets:
Investment in joint venture	1,138	798
Goodwill	1,329	1,329

Total other assets	$2,467	$2,127

Total Assets	$28,478	$21,172

LIABILITIES & SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	4,333	2,635
Accounts payable, affiliates	5,023	3,679
Accrued expenses	675	629

Total current liabilities	$10,031	$6,943

Long-Term Liabilities:
Note payable	3,168	5,968

Total long-term liabilities	$3,168	$5,968

Total Liabilities	$13,199	$12,911

Shareholders’ Equity:
Common shares:
$1 par value; 25,000,000 shares authorized; 8,153,077 shares issued at December 31, 2004 6,220,898 shares issued at December 31, 2003	8,153	6,221
Capital in excess of par value	9,618	4,531
Accumulated deficit	(2,405)	(2,334)
Unearned compensation	(87)	(157)

Total Shareholders’ Equity	$15,279	$8,261

Total Liabilities & Shareholders’ Equity	$28,478	$21,172

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31,
(in $000’s except for share & per share data)

	2004	2003	2002

Net sales	$51,535	$46,681	$49,309
Cost & expenses:
Cost of sales	42,296	38,664	39,929
Engineering, selling & administrative	8,170	8,557	8,283

Operating earnings (loss)	1,069	(540)	1,097
Other (income) expense, net	(33)	143	332

Earnings (loss) before income tax	1,102	(683)	765
Income tax	34	14	2

Earnings (loss) before cumulative effect	1,068	(697)	763
Cumulative effect of change in accounting principle	—	—	52

Net earnings (loss)	$1,068	$(697)	$815

Basic earnings (loss) per common share:
Before cumulative effect	$0.15	$(0.11)	$0.13
Cumulative effect of change in accounting principle	—	—	$0.01

Basic net earnings (loss) per common share	$0.15	$(0.11)	$0.14

Diluted earnings (loss) per common share:
Before cumulative effect	$0.15	$(0.11)	$0.12
Cumulative effect of change in accounting principle	—	—	$0.01

Diluted net earnings (loss) per common share	$0.15	$(0.11)	$0.13

Basic common shares outstanding	7,162,502	6,339,915	6,029,262
Diluted common shares outstanding	7,339,083	6,339,915	6,108,027

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in $000’s)

		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders’
	Shares	Par Value	Deficit	Compensation	Equity

December 31, 2001	$5,272	$3,319	$(1,135)	$(251)	$7,205

Net earnings	—	—	815	—	815
Stock dividend issued	260	452	(712)	—	—
Issuance/cancellation of stock awards (net)	(13)	(24)	—	74	37
Shares issued from stock purchase plan	9	10	—	—	19
Stock options exercised	55	70	—	—	125
Amortization of unearned compensation	—	—	—	39	39

December 31, 2002	$5,583	$3,827	$(1,032)	$(138)	$8,240

Net loss	—	—	(697)	—	(697)
Stock dividend issued	290	315	(605)	—	—
Issuance/cancellation of stock awards (net)	61	33	—	(52)	42
Shares issued from stock purchase plan	6	7	—	—	13
Stock options exercised	281	349	—	—	630
Amortization of unearned compensation	—	—	—	33	33

December 31, 2003	$6,221	$4,531	$(2,334)	$(157)	$8,261

Net earnings	—	—	1,068	—	1,068
Stock dividend issued	319	820	(1,139)	—	—
Issuance/cancellation of stock awards (net)	4	44	—	16	64
Private placement shares and warrants	1,217	3,816	—	—	5,033
Shares issued from stock purchase plan	1	4	—	—	5
Stock options exercised	391	403	—	—	794
Amortization of unearned compensation	—	—	—	54	54

December 31, 2004	$8,153	$9,618	$(2,405)	$(87)	$15,279

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
(in $000’s)

	2004	2003	2002

Cash flows from operating activities:
Net earnings (loss)	$1,068	$(697)	$815
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	515	521	555
Amortization of unearned compensation	54	33	39
Cumulative effect of change in accounting principle	—	—	(52)
Share of earnings of joint venture	(340)	(262)	(188)
Changes in current assets & liabilities:
Accounts receivable, net	(2,625)	3,145	(1,911)
Inventory	(4,652)	91	1,016
Prepaid expenses & other	248	(67)	(16)
Accounts payable, net	3,042	(147)	570
Accrued expenses	46	(104)	302

Net cash provided by (used in) operating activities	$(2,644)	$2,513	$1,130

Cash flows used in investing activities:
Additions to property, plant & equipment, net	(201)	(113)	(115)

Net cash used in investing activities	$(201)	$(113)	$(115)

Cash flows from financing activities:
Borrowings (repayments) from note payable	(2,800)	(2,984)	627
Repayment from installment note payable	—	(600)	(1,200)
Proceeds (net) from private placement stock issuance	5,037	—	—
Proceeds from stock issued, options exercised & employee stock purchase plan	859	685	181

Net cash provided by (used in) financing activities	$3,096	$(2,899)	$(392)

Net increase (decrease) in cash	251	(499)	623
Cash at beginning of year	283	782	159

Cash at end of year	$534	$283	$782

Supplemental cash flows disclosure:
Income taxes paid	$34	$14	$2
Interest paid	$302	$328	$483

See accompanying notes to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
Note 1. DESCRIPTION OF THE BUSINESS
Wells-Gardner Electronics Corporation is a global distributor and manufacturer of color video displays and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company’s primary business is the distribution, design, manufacture, assembly, service and marketing of color video monitors, liquid crystal displays (LCD’s), gaming supplies and other components, with facilities in the United States and a manufacturing joint venture in Malaysia.
Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The financial statements of the Company include the accounts of Wells-Gardner Electronics Corporation and its wholly-owned subsidiary, American Gaming & Electronics. All significant intercompany accounts and transactions have been eliminated in consolidation.
Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
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
Receivables
Receivables are carried at original invoice or closing statement amount less estimates made for doubtful receivables and, in the case of distribution receivables, return allowances. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. A receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 60 days. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.
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
Provision for Warranty
The Company offers certain warranties on its products and has a general reserve for potential future charges incurred in connection with in-warranty repairs and services. This reserve is based on historical actual repairs. If the actual charges incurred exceed management’s estimates, operating results could be impacted:

	December 31,

(in $000’s)	2004	2003	2002

Beginning Balance	$184	$100	$60
Increases To Provision	$311	$313	$276
Charges To Provision	$(395)	$(229)	$(236)

Ending Balance	$100	$184	$100

Property, Plant & Equipment
Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment — five to fifteen years & leasehold improvements — shorter of lease term or estimated useful life.
Internal Use Software
The Company has adopted the provisions of Statement of Position 98-1, “Accounting for the Costs of Software Developed or Obtained for Internal Use.” Accordingly, certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software. Total capitalized costs as of December 31, 2004 and 2003 were $1.7 million and $1.6 million, respectively and are included in property, plant & equipment on the face of the balance sheets. During the years ended December 31, 2004, 2003 and 2002, amortization expense related to the capitalized software was $258,000, $241,000 and $229,000, respectively.
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
Goodwill
The Company accounts for its goodwill in conformity with SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the company does annually in the third quarter. The Company determined that there was no impairment of goodwill in 2004 and 2003 by utilization of a discounted cash flow analysis.
Engineering Research & Development
Engineering research and development costs for the years ended December 31, 2004, 2003 and 2002 were approximately $1,051,000, $1,007,000 and $1,067,000, respectively, which were 2.0%, 2.2% and 2.2% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the statement of operations.
Income Taxes
We use the asset and liability method of accounting for income taxes. Under the asset and liability method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.
Earnings (Loss) Per Share
Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2004, 2003 and 2002.
Stock Based Compensation
At December 31, 2004, the Company has two stock-based compensation plans, which are described more fully in Note 6. The Company accounts for these plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation:

(in $000’s except per share data)	2004	2003	2002

Net earnings (loss):
As reported	$1,068	$(697)	$815
Total stock-based employee compensation expense (fair value)	$(26)	$(99)	$(21)

Pro forma	$1,042	$(796)	$794
Net earnings (loss) per common and common equivalent share:
Basic as reported	$0.15	$(0.11)	$0.13
Diluted as reported	$0.15	$(0.11)	$0.13
Pro forma — Basic	$0.15	$(0.13)	$0.13
Pro forma — Diluted	$0.14	$(0.13)	$0.13

Reclassifications
Certain amounts in previously issued financial statements have been reclassified to conform to the current year’s presentation.
Recently Issued Accounting Pronouncements
In December 2003, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement, which is effective for the years ending after December 15, 2003, amends Statement No. 123 “Accounting for Stock-Based Compensation,” and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 regardless of the accounting method used to account for stock-based compensation. The Company has chosen to continue to account for stock-based compensation of employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. The enhanced disclosure provisions as defined in SFAS No. 148 are included in Note 5.
In December 2003, the FASB issued FASB Interpretation No. 46R (“FIN 46R”), which clarified some of the provisions on FIN 46 and exempted certain entities from its requirements. FIN 46R was effective at the end of the first interim period ending after December 31, 2003. We have considered the provisions of FIN 46R and believe that it is not necessary to include in our consolidated financial statements any assets, liabilities or activities of any third party entity that deals with the Company and that the requirements do not impact the Company’s consolidated financial statements.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company does not believe the adoption of SFAS No. 151 will have a material impact on our consolidated financial position, results of operations or cash flows.
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) establishes accounting for transactions in which a company exchanges its equity instruments for goods or services. In particular, this Statement will require companies to record compensation expense for all share-based payments, such as employee stock options, at fair market value. The Statement is effective as of the first interim or annual reporting period that begins after June 15, 2005. Adoption of this Statement is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

Note 3. INVENTORY
Net inventory, which includes a valuation reserve of $380 and $193 in 2004 and 2003, respectively, consisted of the following components:

	December 31,

(in $000’s)	2004	2003

Raw materials	$6,297	$4,637
Work in progress	$908	$516
Finished goods	$6,351	$3,751

Total	$13,556	$8,904

Note 4. DEBT
The Company has entered into a three-year, $12 million, secured credit facility with LaSalle Bank National Association. Substantially all assets of the Company are used as collateral for this credit facility and the Company must maintain certain financial covenants. At December 31, 2004, the Company had total outstanding bank debt of $3.2 million at a variable interest rate of 5.75%. All bank debt is due and payable on June 30, 2006.
Note 5. COMMON STOCK
The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,608,115 common shares and a Nonemployee Director Stock Plan under which non-employee directors may acquire up to 335,024 common shares. Options may be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2004, 25 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through April 8, 2014.
Under the stock option plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2004, 2003 and 2002, respectively: expected volatility of 50% in 2004 and 33% in 2003 and 2002; risk free interest rates ranging from 7.85% to 3.71%; 5% dividend rate; and expected lives of 5 years. Additional information on shares subject to options is as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding at beginning of year	879,019	$2.82	1,240,729	$2.87	1,300,666	$3.11
Granted	74,681	$2.56	82,303	$2.20	219,414	$2.64
Forfeited	(13,423)	$2.70	(124,975)	$2.76	(223,857)	$3.35
Exercised	(566,575)	$2.33	(319,038)	$2.45	(55,494)	$2.20

Outstanding at end of year	373,702	$2.45	879,019	$2.82	1,240,729	$2.87

Stock options exercisable at December 31, 2004, 2003 and 2002 were 342,409, 775,292 and 1,040,454, respectively. The weighted average fair value of an option granted at December 31, 2004, 2003 and 2002 was $0.97, $0.91 and $1.51, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2004:

Options Outstanding				Options Exercisable

		Weighted average
Range of	Options	remaining	Weighted average	Options	Weighted average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price

$1.71 — $2.14	166,792	5.7	$1.94	138,324	$1.90
$2.15 — $2.67	88,714	4.2	$2.51	88,714	$2.51
$2.68 — $3.03	94,650	4.0	$3.03	94,650	$3.03
$3.04 — $3.55	23,546	6.1	$3.49	20,721	$3.48

	373,702	4.9	$2.45	342,409	$2.47

In February 2003, the Company granted 82,000 restricted shares of common stock to eight employees of the Company and recorded deferred compensation in the amount of $131,200, equal to the market value of the restricted shares on the date of grant. In November 2001, the Company granted 60,000 restricted shares of common stock to seven employees of the Company and recorded deferred compensation in the amount of $135,000, equal to the market value of the restricted shares on the date of grant. In July 2000, the Company granted 60,000 restricted shares of common stock to seven employees of the Company and recorded deferred compensation in the amount of $180,000, equal to the market value of the restricted shares on the date of grant. The employees will earn the restricted shares in exchange for services to be provided to the Company over a five-year period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000. The Company recorded $54,000, $33,000 and $39,000 in related net compensation expense for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, 105,981 restricted shares are outstanding.
On September 23, 2004, the Company completed a $5.5 million private equity placement pursuant to separate agreements for the issuance of 1,216,816 shares of its common stock, $1.00 par value, to certain institutional investors at a price of $4.52 per share, and issued warrants to those investors which will allow them to purchase up to an additional 486,726 shares of common stock at $6.24 per share. These warrants become exercisable on March 21, 2005 and expire on March 20, 2010. As a result of the private equity placement, the Company raised approximately $5.0 million (net of $463,000 in expenses) through the sale of the common stock. The Company used the proceeds to pay down its bank debt.
Note 6. ACCRUED EXPENSES
Accrued expenses consisted of the following components:

	December 31,

(in $000’s)	2004	2003

Payroll & related costs	$294	$185
Sales commissions	$43	$30
Warranty	$100	$184
Other accrued expenses	$238	$230

Total	$675	$629

Note 7. OTHER EXPENSE, NET
Other expense, net consisted of the following components:

(in $000’s)	2004	2003	2002

Interest expense	$302	$328	$483
Other expense	$5	$78	$36
Other income, primarily joint venture	$(340)	$(263)	$(187)

Other expense, net	$(33)	$143	$332

Note 8. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000’s)	2004	2003	2002

Computed expected tax expense (benefit)	$363	$(241)	$278
State income tax expense (benefit), net of Federal tax effect	$49	$(33)	$21
Other, net	$(82)	$(26)	$(70)
Change in valuation allowance	$(296)	$314	$(227)

	$34	$14	$2

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:

	December 31,

(in $000’s)	2004	2003

Deferred tax assets:
Allowance for doubtful accounts	$39	$56
Warranty reserve	$39	$71
Inventory reserve	$147	$75
Net operating loss carryforwards	$2,748	$3,153
Alternative minimum tax credit carryforwards	$62	$73
General business credit carryforwards	$129	$129
Other	$36	$11

Total gross deferred tax assets	$3,200	$3,568
Less valuation allowance	$(2,678)	$(2,974)

Total deferred tax assets	$522	$594
Deferred tax liabilities:
Deferred compensation	—	$12
Property, plant, equipment and software, principally depreciation	$410	$510
Goodwill	$112	$72

Total deferred tax liabilities	$522	$594

Net deferred taxes	—	—

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 2004 was a decrease of $296,000. At December 31, 2004, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $7,617,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carryforwards of approximately $62,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $128,000, which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2007.
Note 9. EARNINGS PER SHARE
During 2004, 2003 and 2002, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 318,513, 289,959 and 260,310 additional common shares in 2004, 2003 and 2002, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

(in $000’s except for per share data)	2004	2003	2002

Basic earnings (loss) per common share:
Earnings (loss) before cumulative effect	$1,068	$(697)	$763
Cumulative effect of change in accounting principle	—	—	$52

Net earnings (loss)	$1,068	$(697)	$815
Weighted-average common shares outstanding	7,163	6,340	6,029
Earnings (loss) before cumulative effect	$0.15	$(0.11)	$0.13
Cumulative effect of change in accounting principle	—	—	$0.01

Basic net earnings (loss) per common share	$0.15	$(0.11)	$0.14

Diluted earnings (loss) per common share:
Earnings (loss) before cumulative effect	$1,068	$(697)	$763
Cumulative effect of change in accounting principle	—	—	$52

Net earnings (loss)	$1,068	$(697)	$815
Weighted-average common shares outstanding	7,163	6,340	6,029
Add: Effect of dilutive stock options	176	—	79

Adjusted weighted-average common shares outstanding	7,339	6,340	6,108
Earnings (loss) before cumulative effect	$0.15	$(0.11)	$0.12
Cumulative effect of change in accounting principle	—	—	$0.01

Diluted net earnings (loss) per common share	$0.15	$(0.11)	$0.13

Options, which had an anti-dilutive effect as of December 31, 2004, 2003 and 2002, were 0, 177,815 and 1,240,729, respectively, and were excluded from the diluted earnings per share calculation.
Note 10. OPERATING SEGMENTS
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

	December 31,

(in $000’s)	2004	2003	2002

Net Sales:
Gaming	$37,205	$35,115	$34,203
Amusement	$12,174	$10,322	$14,079
Other	$2,156	$1,244	$1,027

Total Net Sales	$51,535	$46,681	$49,309
Operating Earnings (Loss):
Gaming	$2,648	$1,487	$2,261
Amusement	$1,354	$900	$1,730
Other	$281	$219	$174
Unallocated Administration Costs	$(3,214)	$(3,146)	$(3,068)

Total Operating Earnings (Loss)	$1,069	$(540)	$1,097

The Company’s largest customer accounted for 28%, 21% and 24% of total revenues in 2004, 2003 and 2002, respectively, and 24% and 23% of total accounts receivable as of December 31, 2004 and 2003, respectively.
Note 11. JOINT VENTURE/AFFILIATES
In 2000, the Company entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture video monitors in Malaysia. The Company is the sole customer to the joint venture and accounts for 100% of its revenues. The joint venture is accounted for under the equity method of accounting. The Company recorded equity in earnings of the joint venture of $340,000, $263,000 and $187,000 in 2004, 2003 and 2002, respectively. Purchases from the joint venture were $18,792,000, $13,736,000 and $12,596,000 in 2004, 2003, and 2002, respectively. Sales to the joint venture were $4,538,000, $3,638,000, and $6,137,000 in 2004, 2003, and 2002, respectively.
Due to the timing of the audit of the joint venture’s financial statements, the Company records the results for a twelve-month period ended November 30th. As of November 30, 2004 and 2003 total assets of the joint venture were approximately $10,113,000 and $7,260,000, respectively, which included current assets of approximately $9,744,000 and $6,838,000 and non-current and other assets of $369,000 and $422,000, respectively. Total liabilities were approximately $7,810,000 and $5,639,000, respectively, of which all are considered current liabilities. The joint venture has no long-term liabilities. Sales of products from the joint venture for the twelve month periods ended November 30, 2004, 2003 and 2002 were approximately $18,142,000, $14,052,000 and $11,563,000, respectively. Gross profit from operations were approximately $1,336,000, $1,068,000 and $695,000, respectively. Net operating profits were $710,000, $558,000 and $346,000, respectively.
The Company also sells components to and purchases goods from the joint venture partner and certain of its affiliates. As of December 31, 2004 and 2003, the Company had total receivables due from affiliates of $3,635,000 and $2,077,000, respectively. This relates both to the sales to the joint venture described above and also to certain components procured directly by the Company and supplied to the joint venture partner and its affiliates. As of December 31, 2004 and 2003, the Company had total payables due the joint venture and its affiliates of $5,023,000 and $3,679,000, respectively. This relates to certain payments due for inventory purchased from its affiliates. These receivables and payables are separately presented in the consolidated balance sheet at December 31, 2004, and prior year amounts have been reclassified to conform to the current year’s presentation. Purchases of products from the joint venture partner and its affiliates were $3,487,000, $3,006,000 and $4,183,000 in 2004, 2003 and 2002, respectively. Sales of products to the joint venture partner and its affiliates were $1,182,000, $181,000 and $281,000 in 2004, 2003 and 2002, respectively.
During 2003 and 2002, a portion of the Company’s sales were made through a sales representative firm, James Industries, Inc., whose Chairman and principal shareholder was a beneficial shareholder of the Company. Commissions earned by James Industries, Inc. for 2003 and 2002 were approximately $317,000 and $417,000, respectively.
Note 12. LEASE COMMITMENTS
The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2010. The future minimum lease payments required under operating leases are as follows:

Years ending
(in $000’s)	December 31

2005	$946
2006	$798
2007	$592
2008	$182
2009	$6
Thereafter	$6

$2,530

Rent expense related to operating leases was approximately $865,000, $884,000 and $863,000 during the years ended December 31, 2004, 2003 and 2002, respectively.
Note 13. UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 2004 and 2003 are as follows:

	2004

(in $000’s except per share data)	First	Second	Third	Fourth

Net sales	$12,745	$12,885	$12,529	$13,376
Net earnings	$260	$278	$213	$317
Basic net earnings per share	$0.04	$0.04	$0.03	$0.04
Diluted net earnings per share	$0.04	$0.04	$0.03	$0.04

	2003

(in $000’s except per share data)	First	Second	Third	Fourth

Net sales	$11,857	$11,810	$11,744	$11,270
Net earnings (loss)	$125	$35	$(55)	$(802)
Basic net earnings (loss) per share	$0.02	$0.00	$(0.01)	$(0.12)
Diluted net earnings (loss) per share	$0.02	$0.00	$(0.01)	$(0.12)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders of Wells-Gardner Electronics Corporation
We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2004 financial statements of Wells Eastern Asia Displays (M) SDN.BHD., a joint venture, the investment in which, as discussed in Note 11 to the financial statements, is accounted for by the equity method of accounting. The investment in Wells Eastern Asia Displays (M) SDN.BHD. was $1,138,000 as of December 31, 2004, and the equity in its net income was $340,000, for the year then ended. The financial statements of Wells Eastern Asia Displays (M) SDN.BHD. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wells Eastern Asia Displays (M) SDN.BHD., is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
As discussed in the third paragraph of Note 11 to the consolidated financial statements, the Company reclassified the 2003 receivables and payables from the joint venture and affiliates to conform to the presentation in 2004. There was no change in either net earnings (loss) or net worth. In addition, as discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.
Blackman Kallick Bartelstein LLP
Chicago, Illinois
January 28, 2005, except for the third paragraph of Note 11 as to which the date is March 18, 2005

KMP LOGO
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Wells-Gardner Electronics Corporation:
We have audited the accompanying consolidated statements of operations, shareholders’ equity and cash flows of Wells-Gardner Electronics Corporation and subsidiary for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Wells-Gardner Electronics Corporation and subsidiary for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.
LOGO
Chicago, Illinois
February 5, 2003, except as to the seventh paragraph of Note 2 and Note 10, which are as of March 4, 2004

BOARD OF DIRECTORS	EXECUTIVE OFFICER

Anthony Spier
Chairman, President &
Chief Executive Officer

Merle H. Banta
Chairman & Chief Executive Officer
BHH Management, Inc.

Marshall L. Burman
Counsel to Wildman,
Harrold, Allen & Dixon

Frank R. Martin
Senior Partner of Righeimer,
Martin & Cinquino, P.C.	Anthony Spier Chairman, President & Chief Executive Officer

CORPORATE INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders will take place at 2:00 p.m. on Tuesday, April 26, 2005 at the corporate offices of the Company.

FORM 10-K
A copy of the Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Secretary at the corporate offices of the Company.

TRANSFER AGENT
LaSalle National Bank 135 South LaSalle Street Chicago, Illinois 60603
BANKERS
LaSalle Bank National Association Chicago, Illinois
AUDITORS
Blackman Kallick Bartelstein LLP Chicago, Illinois
COUNSEL
Pedersen & Houpt Chicago, Illinois