Form 10-K, Exhibit 13
period 2005-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2006-03-20
CIK 105608

SELECTED FINANCIAL DATA
(in $000’s except for per share data)

	Years Ended December 31,
	2005	2004	2003	2002	2001

Net sales	$60,774	$51,535	$46,681	$$49,309	$42,550
Moving related costs	—	—	—	—	1,334
Operating (loss) earnings	(2,716)	1,069	(540)	1,097	(2,372)
(Loss) earnings from continuing operations	(2,996)	1,068	(697)	763	(2,894)
Loss on discontinued operations	—	—	—	—	(2,813)
Cumulative effect of change in accounting principle	—	—	—	52	—

Net (loss) earnings	($2,996)	$1,068	($697)	$815	($5,707)

Basic net (loss) earnings per common share	($0.35)	$0.14	($0.10)	$0.13	( $0.92)
Diluted net (loss) earnings per common share	($0.35)	$0.14	($0.10)	$0.13	( $0.92)

Total assets	$29,077	$28,478	$21,172	$22,909	$21,575
Long-term liabilities	$8,187	$3,168	$5,968	$8,352	$8,925
Working capital	$16,626	$14,244	$10,052	$12,269	$11,607
COMMON SHARE MARKET PRICE
The Company’s common shares are traded on the American Stock Exchange under the symbol WGA.
On December 31, 2005, there were approximately 558 holders of record of the common shares.
A five percent (5%) stock dividend was issued in 2005 and 2004.
High and low prices for the last two years were:

	2005 Prices		2004 Prices
	High	Low	High	Low
Quarter ended:
March 31	$6.35	$4.68	$4.65	$3.22
June 30	$4.77	$3.18	$4.95	$3.68
September 30	$3.58	$1.65	$6.03	$4.47
December 31	$2.19	$1.42	$6.74	$4.25

2005 PRESIDENT’S REPORT
TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:
2005 was a challenging year for our Company and the gaming industry as a whole.

•	The Company’s 2005 revenue grew by 18% to $60.8 million from $51.5 million the prior year.

•	The Company’s 2005 net loss was ($3.0 million) or ($0.35) per share, compared to a profit of $1.1 million or $0.14 per share in 2004. The 2005 results included non-recurring charges of ($931,000) or ($0.11) per share.

•	The Company sold a total of 30,100 LCDs generating revenue of $18.0 million in 2005 compared to 3,500 LCDs generating $2.4 million in 2004.

•	This includes American Gaming & Electronics (AGE) who sold over 650 LCDs generating $512,000 of revenue, all in the fourth quarter.

•	The major issue the Company faced was the LCD gross margin, which was 8.0% in 2005 compared to 14.0% in 2004.

•	The Company paid a 5% stock dividend to shareholders for the 7th consecutive year.

•	The Company secured another of the top 9 global gaming manufacturers as a customer and now sells to 7 of the top 9.
Strategic Plan
The Company announced its new business strategy in July 2000. Wells-Gardner has now successfully transitioned from a US based manufacturer and supplier primarily serving the low growth amusement market to a global manufacturing, service and parts distribution company for the fast growing gaming market. Wells-Gardner now has the majority of its LCD monitors manufactured in Mainland China and its CRT monitors manufactured at its joint venture in Malaysia. Gaming sales continued to dominate the Company’s revenues and accounted for 76% of the Company’s revenue in 2005 compared to 72% in 2004.
The LCD Technology Transition Continues to Represent a Huge Growth Opportunity for Wells-Gardner
2005 was the year of the major transition from CRT monitors to LCDs. As indicated above, the Company sold 30,100 LCDs in 2005 compared to 3,500 in 2004. The revenue grew to $18.0 million in 2005 from $2.4 million in 2004. In addition, AGE sold over 650 LCDs directly to casinos generating $512,000 of revenue, all in the fourth quarter. The Company has released to the gaming market an excellent line of LCD products, developed by a team of US and Taiwanese based engineers. In fact, Wells Gardner has several dedicated LCD engineers located at its joint venture partner’s Taiwanese facility working along side the 150 Eastech LCD engineers. The Company expects that the percentage of gaming machines manufactured with LCDs will grow from 30% in 2005 to virtually 100% by 2007.
Increasing LCD Margins is First Priority for Wells Gardner
In 2005 the Company reported LCD gross margin of 8.0%, a considerable decline from the 14.0% experienced in 2004. The most important action taken by the Company was to move its Asian LCD production to Eastech’s Mainland China facility in August 2005. Eastech is Wells Gardner’s partner in its Malaysian joint venture, WEA. The low LCD gross margin experienced in 2005 was in part, due to the startup, development and transition costs. These costs included doing initial pilot runs in the US for better control, the timing of obtained tooled metal work, the transitioning of LCD production from Taiwan to Mainland China and the additional air freight costs due to the unexpected large demand for

LCDs. In fact only 53% of the Company’s LCDs were manufactured by our joint venture partner in Asia in 2005.
The Company has a realistic program to increase its LCD margins going forward:

•	Approximately 80% of the LCDs will be produced in Mainland China in 2006

•	There is an effective program in place to obtain tooled metalwork

•	There is an aggressive program to reduce airfreight.

•	AGE is selling LCDs to casinos at higher margins than to manufacturers

•	There is an aggressive engineering program to cost reduce new LCD products
American Gaming & Electronics (AGE)
The Company acquired AGE in 2000 and established it as a wholly owned subsidiary. AGE has direct sales operations in Las Vegas and Reno, Nevada, California, New Jersey, New York, Connecticut, Florida and throughout the Midwest. AGE also has distributors in Mississippi, Louisiana, New Mexico, Arizona, Indiana and Canada and in 2005 added distributors in South America, Central America and the Caribbean. The Company has distribution relationships with JCM, 3MTouch, Ithaca (TransAct), and others. AGE has access to the Taiwan and Mainland China manufacturers of low cost high value gaming parts. AGE also purchases, refurbishes and markets used gaming devices out of our New Jersey facility to both national and international customers. AGE now sells to virtually every casino in North America.
Wells Eastern Asia (WEA)
In 2000, we established WEA, our 50/50 joint venture in Malaysia with Eastech, a publicly traded company on the Singapore stock exchange. This production facility is essential to our strategy of being a globally competitive manufacturer of video monitors. WEA manufactures CRT monitors in Malaysia. WEA manufactured over 70% of Wells-Gardner’s CRT monitors for the gaming market in 2005. WEA’s production in 2005 was 74,092 monitors down by 3% from the 2004 production of 76,430.
Gaming Strategy
Wells-Gardner is continuing its strategy of using its strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas. The Company is now participating in four areas of the gaming market:

•	Monitor manufacturing in Malaysia and the US and LCD manufacturing in Mainland China and the US for the gaming industry.

•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America and Central and South America.

•	Servicing games and game parts for casinos throughout North America

•	Refurbishing and selling used gaming equipment to customers worldwide
The strategy is proving successful as gaming revenue accounted for approximately 76% of the Company’s total revenue in 2005 compared to 52% in 2000.
Wells-Gardner is the Largest Monitor and LCD Manufacturer in the Global Gaming Industry.
2005 sales were $60.8 million, an increase of 18% from $51.5 million in 2004. The company sells to 7 of the top 9 global gaming manufacturers. The Company estimates its 2005 market share of monitors and LCDs at 35%.

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
2006 Global Gaming Outlook
The global gaming industry continues to grow at impressive rates. It is management’s view that this growth will continue for some years, as many believe “Gaming is the Finest Form of Non-Invasive Taxation Known to the Mind of Man.” All government jurisdictions throughout the world need additional revenues and it is believed that gaming represents the fastest and least risky approach to obtaining them. Although 2005 was mainly a transition year in terms of gaming growth, the number of gaming devices worldwide is expected to grow by 15% over the next 2 years from 1.48 million to 1.7 million. In the United States, the number of devices is expected to grow by 13% from 813,000 in 2004 to 915,000 in 2006 fueled by growth in California and the enactment of a law to allow up to 61,000 video slots in Pennsylvania and 6,000 slots in Florida. In addition Maryland, Ohio, and Texas will continue to debate legalizing video slots at racetracks and other locations. In 2005, the first slots were installed in racetracks under the laws passed in Oklahoma. It is anticipated that in the second half of 2006, the first slots will be installed in Florida and possibly in Pennsylvania.. Internationally, gaming is growing faster than in the United States with devices growing by 17% from 669,000 in 2004 to 786,000 in 2006 as Macao moves to become “the Las Vegas of Asia” and the markets in Russia and Europe grow rapidly. In 2006 the government of Singapore will announce the winners of the two casino integrated resort licenses. Japan and Thailand are debating legalizing casinos as a defensive measure while South Korea is in the process of liberalizing their casino laws. In addition, the market share of video gaming devices using CRT or LCD monitors is expected to grow from 50% in 2004 to 70% in 2006 further increasing Wells-Gardner’s market potential.
2006 Wells-Gardner Outlook
LCDs represent a major growth opportunity for Wells-Gardner in both its manufacturing and distribution gaming businesses. Consequently, Wells-Gardner expects to continue to grow its revenue by further penetration of the gaming market as well as by growing the AGE business with aggressive, experienced gaming management. The Company’s major gaming customers are expected to have strong performances in 2006. This and the general gaming growth should translate into strong Wells-Gardner revenues. However, until Wells Gardner improves its margin on LCD production, the Company will continue to operate at a loss. The Company is also continuing to move a substantial amount of monitor production to WEA in Malaysia as well as LCD production to Mainland China and to exercise fierce cost control, which is expected to improve profitability and competitiveness. As always, the major risk is the uncertain international political climate.
I thank all of you for your continued support as we complete the implementation of our strategic plan. I am confident that this will lead to increased profitability and improved shareholder value.
Anthony Spier
Chairman of the Board, President &
Chief Executive Officer
March 1, 2006

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION &
RESULTS OF OPERATIONS
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Net sales increased 17.9% to $60.8 million in 2005 compared to $51.5 million in 2004. The additional sales are attributable to the significant increase in LCD sales with only slightly lower CRT sales. In 2005, gaming related sales accounted for $46.4 million or 76.4% of total sales compared to $37.2 million or 72.2% of total sales in 2004.
Gross margin for 2005 decreased to $6.5 million or 10.6% of sales compared to $9.2 million or 17.9% in 2004. Approximately 0.5% of the decline was due to nonrecurring inventory reserve adjustments. However, the remaining 6.8% of the decline was due to the inefficiencies of launching 140 new models, the transferring of LCD production from Taiwan and the US to China, and the significant competitive market conditions during 2005. The decline was exacerbated by the fact that LCD margins are lower than CRT margins on much higher LCD sales volume growth.
Operating expense increased by 12.4% to $9.2 million in 2005 compared to $8.2 million in 2004. However, one half of the increase or 6.0% was due to the termination of an officer and an acquisition effort which was not completed. The Company has aggressively reduced its headcount since June 2005 and will continue to place great emphasis on further operating expense control.
Operating results were a loss of ($2.7) million in 2005 compared to earnings of $1.1 million in 2004.
Interest expense was $444,000 in 2005 compared to $302,000 in 2004, due to higher average debt balances and higher interest rates. Joint venture income was $206,000 in 2005 compared to $340,000 in 2004 due to lower CRT volume. Other income was $6,000 in 2005 compared to other expense of $5,000 in 2004.
Income tax expense was $48,000 in 2005 compared to $34,000 in 2004. The Company has available a net operating loss carryforward of approximately $10.0 million as of December 31, 2005.
Net income was a loss of ($3.0) million in 2005 compared to earnings of $1.1 million in 2004. For 2005, basic and diluted earnings per share was a loss of ($0.35) compared to basic and diluted earnings per share of $0.14 in 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Net sales increased 10.4% to $51.5 million in 2004 compared to $46.7 million in 2003. All product areas and markets participated in the sales increase. In 2004, gaming related sales accounted for $37.2 million or 72.2% of total sales compared to $35.1 million or 75.2% of total sales in 2003.
Gross margin for 2004 increased to $9.2 million or 17.9% of sales compared to $8.0 million or 17.2% in 2003. The increase in margin was due to higher sales volume over the fixed production expenses and slightly better margins in gaming than in amusement and other markets.
Operating expense decreased 4.5% to $8.2 million in 2004 compared to $8.6 million in 2003. The decrease is attributed to aggressive overall cost containment programs implemented by the Company, while investing in additional development of its liquid crystal displays (LCDs) product offering.
Operating earnings were $1.1 million in 2004 compared to an operating loss of ($540,000) in 2003. In 2003, the Company took a one-time charge of $797,000 to consolidate operations and exit non-core product lines.
Interest expense was $302,000 in 2004 compared to $327,000 in 2003, due to lower average balances as a result of the Company’s private placement offering in September, 2004. Joint venture income was $340,000 in 2004 compared to $262,000 in 2003 due to higher CRT volume. Other income was $5,000 in 2004 compared to $78,000 in 2003.
Income tax expense was $34,000 in 2004 compared to $14,000 in 2003 as the Company had minimum taxes due. The Company did not record any Federal income tax expense in either period as the Company has available a net operating loss carryforward of approximately $7.6 million as of December 31, 2004.

Net earnings were $1.1 million in 2004 compared to a net loss of ($697,000) in 2003. For 2004, basic and diluted earnings per share were $0.14 compared to basic and diluted loss per share of ($0.10) for 2003.
Market & Credit Risks
The Company is subject to certain market risks, mainly interest rates. During 2003, the Company entered into a three-year, $12 million credit facility with LaSalle Bank National Association. In August, 2005 the credit facility was extended one year. Substantially all assets of the Company are secured by this credit facility. As of December 31, 2005, the Company had total outstanding bank debt of $8.2 million at an average interest rate of 7.98%. All bank debt is due and payable on June 30, 2007. The Company’s base rate is a variable interest rate. However, the Company now fixes the interest rate on approximately one half its note payable for periods from three months to nine months. This reduces the short term fluctuation in interest rates, but does not reduce the variable interest rate risk on the portion not fixed nor on any period longer than nine months. An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid. The Company may pay down the loans at any time without penalty.
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
Provision for Bad Debts
The Company is exposed to credit risk on certain assets, primarily accounts receivable. The Company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited except for the Company’s three largest customers. The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.
Valuation Allowance for Deferred Taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. We record a valuation allowance to reduce deferred tax assets to an amount for which the realization is more likely than not.

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
Liquidity & Capital Resources
Accounts receivable decreased to $5.1 million in 2005 compared to $5.8 million in 2004. This decrease is attributed to lower sales in the last month of 2005. Accounts receivable due from affiliates increased to $5.6 million in 2005 compared to $3.6 million in 2004 as the Company provided additional components to build its products overseas.
Inventory decreased to $12.7 million in 2005 compared to $13.6 million in 2004. This decrease is attributed to the Company’s lower production in the United States.
Accounts payable decreased to $3.9 million in 2005 compared to $4.3 million in 2004. Accounts payable to affiliates decreased to $3.8 million in 2005 compared to $5.0 million in 2004 due to lowering days outstanding compared to the prior year. This decrease is attributed to the Company having lower payments due to its key vendors and its affiliates to support the decreased inventory levels carried at year-end.
Long-term liabilities increased to $8.2 million in 2005 compared to $3.2 million in 2004. This increase is attributed to lower trade accounts payable and accounts payable to affiliates, to higher accounts receivable from affiliates, and to the operating loss during the year.
Shareholders’ equity was $12.4 million in 2005 compared to $15.3 million in 2004. This decrease was attributed to the Company’s net loss in 2005.
The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times. Under its current credit facility, the Company is required to maintain certain financial covenants. The credit facility was amended on March 15, 2006 to modify the tangible net worth and EBITDA financial covenants and to establish a $0.5 million availability reserve. While the Company currently expects to meet these financial covenants during 2006, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.
Contractual Obligations
The following table summarizes the Company’s contractual commitments as of December 31, 2005. The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

	Payments Due In Year Ending December 31,

(in $000’s)	Total	2006	2007	2008	2009	2010	2011+

Note Payable (Note 4)	$8,187	$—	$8,187	$—	$—	$—	$—
Operating Leases (Note 12)	$1,826	$896	$708	$201	$7	$7	$7

	$10,013	$896	$8,895	$201	$7	$7	$7

Inflation
To date, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS
As of December 31,
(in $000’s except for share information)

	2005	2004

ASSETS
Current Assets:
Cash	$332	$534
Accounts receivable, net of allowances of $134 in 2005 & $100 in 2004	5,103	5,757
Accounts receivable, affiliates	5,624	3,635
Inventory	12,731	13,556
Prepaid expenses & other assets	1,283	793

Total current assets	$25,073	$24,275

Property, Plant & Equipment (at cost):
Leasehold improvements	365	279
Machinery, equipment & software	8,791	8,679
less: Accumulated depreciation & amortization	(7,825)	(7,222)

Property, plant & equipment, net	$1,331	$1,736

Other Assets:
Investment in joint venture	1,344	1,138
Goodwill	1,329	1,329

Total other assets	$2,673	$2,467

Total Assets	$29,077	$28,478

LIABILITIES & SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	3,894	4,333
Accounts payable, affiliates	3,805	5,023
Accrued expenses	748	675

Total current liabilities	$8,447	$10,031

Long-Term Liabilities:
Note payable	8,187	3,168

Total long-term liabilities	$8,187	$3,168

Total Liabilities	$16,634	$13,199

Shareholders’ Equity:
Common shares:
$1 par value; 25,000,000 shares authorized; 8,643,868 shares issued at December 31, 2005; 8,153,077 shares issued at December 31, 2004	8,644	8,153
Capital in excess of par value	11,587	9,618
Accumulated deficit	(7,524)	(2,405)
Unearned compensation	(264)	(87)

Total Shareholders’ Equity	$12,443	$15,279

Total Liabilities & Shareholders’ Equity	$29,077	$28,478

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31,
(in $000’s except for share & per share data)

	2005	2004	2003

Net sales	$60,774	$51,535	$46,681
Cost of sales	54,307	42,296	38,664

Gross margin	6,467	9,239	8,017
Engineering, selling & administrative	9,183	8,170	8,557

Operating (loss) earnings	(2,716)	1,069	(540)
Other (income) expense:
Interest	444	302	327
Joint venture income	(206)	(340)	(262)
Other (income) expense	(6)	5	78

(Loss) earnings before income tax	(2,948)	1,102	(683)
Income tax	48	34	14

Net (loss) earnings	$(2,996)	$1,068	$(697)

Basic net (loss) earnings per common share	$(0.35)	$0.14	$(0.10)
Diluted net (loss) earnings per common share	$(0.35)	$0.14	$(0.10)

Basic common shares outstanding	8,633,511	7,520,627	6,656,910
Diluted common shares outstanding	8,633,511	7,706,037	6,656,910

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in $000’s)

		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders’
	Shares	Par Value	Deficit	Compensation	Equity

December 31, 2002	$5,583	$3,827	$(1,032)	$(138)	$8,240

Net loss	—	—	(697)	—	(697)
Stock dividend issued	290	315	(605)	—	—
Issuance/ cancellation of stock awards (net)	61	33	—	(52)	42
Shares issued from stock purchase plan	6	7	—	—	13
Stock options exercised	281	349	—	—	630
Amortization of unearned compensation	—	—	—	33	33

December 31, 2003	$6,221	$4,531	$(2,334)	$(157)	$8,261

Net earnings	—	—	1,068	—	1,068
Stock dividend issued	319	820	(1,139)	—	—
Issuance/ cancellation of stock awards (net)	4	44	—	16	64
Private placement shares and warrants	1,217	3,816	—	—	5,033
Shares issued from stock purchase plan	1	4	—	—	5
Stock options exercised	391	403	—	—	794
Amortization of unearned compensation	—	—	—	54	54

December 31, 2004	$8,153	$9,618	$(2,405)	$(87)	$15,279

Net loss	—	—	(2,996)	—	(2,996)
Stock dividend issued	412	1,711	(2,123)	—	—
Issuance/ cancellation of stock awards (net)	36	226	—	(271)	(9)
Shares issued from stock purchase plan	9	28	—	—	37
Stock options exercised	34	4	—	—	38
Amortization of unearned compensation	—	—	—	94	94

December 31, 2005	$8,644	$11,587	$(7,524)	$(264)	$12,443

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,
(in $000’s)

	2005	2004	2003

Cash flows from operating activities:
Net (loss) earnings	$(2,996)	$1,068	$(697)
Adjustments to reconcile net (loss) earnings to net cash (used in) provided by operating activities:
Depreciation and amortization	603	515	521
Bad debt expense	38	14	31
Amortization of unearned compensation	85	54	33
Share of earnings of joint venture	(206)	(340)	(262)
Changes in current assets & liabilities:
Accounts receivable, net	616	(1,081)	3,114
Inventory	825	(4,652)	91
Prepaid expenses & other	(490)	248	(67)
Accounts payable, net	(439)	1,698	(1,640)
Due to/from affiliates	(3,207)	(214)	1,493
Accrued expenses	72	46	(104)

Net cash (used in) provided by operating activities	$(5,099)	$(2,644)	$2,513

Cash flows used in investing activities:
Additions to property, plant & equipment, net	(198)	(201)	(113)

Net cash used in investing activities	$(198)	$(201)	$(113)

Cash flows from financing activities:
Borrowings (repayments) from note payable	5,019	(2,800)	(2,984)
Repayment from installment note payable	—	—	(600)
Proceeds (net) from private placement stock issuance	—	5,037	—
Proceeds from stock issued, options exercised & employee stock purchase plan	76	859	685

Net cash provided by (used in) financing activities	$5,095	$3,096	$(2,899)

Net (decrease) increase in cash	(202)	251	(499)
Cash at beginning of year	534	283	782

Cash at end of year	$332	$534	$283

Supplemental cash flows disclosure:
Income taxes paid	$48	$34	$14
Interest paid	$444	$302	$328

See accompanying notes to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
Note 1. DESCRIPTION OF THE BUSINESS
Wells-Gardner Electronics Corporation is a global distributor and manufacturer of color video displays and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company’s primary business is the distribution, design, manufacture, assembly, service and marketing of color CRT and LCD (liquid crystal display) video monitors, gaming supplies and other components, with facilities in the United States, a manufacturing joint venture in Malaysia, and a subcontract relationship with the same joint venture partner in China.
Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The financial statements of the Company include the accounts of Wells-Gardner Electronics Corporation and its wholly-owned subsidiary, American Gaming & Electronics, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.
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
Receivables
Receivables are carried at original invoice or closing statement amount less estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. A receivable is considered to be past due if any portion of the receivable balance is outstanding past terms which is normally 30 days. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.
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

Provision For Warranty
The Company offers certain warranties on its products and has a general reserve for potential future charges incurred in connection with in-warranty repairs and services. This reserve is based on historical actual repairs. If the actual charges incurred exceed management’s estimates, operating results could be impacted:

	December 31,

(in $000’s)	2005	2004	2003

Beginning Balance	$100	$184	$100
Increases To Provision	$308	$311	$313
Charges To Provision	$(239)	$(395)	$(229)

Ending Balance	$169	$100	$184

Property, Plant & Equipment
Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment — five to fifteen years & leasehold improvements — shorter of lease term or estimated useful life.
Internal Use Software
The Company has adopted the provisions of Statement of Position 98-1, “Accounting for the Costs of Software Developed or Obtained for Internal Use.” Accordingly, certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software. Total capitalized costs as of December 31, 2005 and 2004 were $1.8 million and $1.7 million, respectively and are included in property, plant & equipment on the face of the balance sheets. During the years ended December 31, 2005 and 2004, amortization expense related to the capitalized software was $323,000 and $258,000, respectively.
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
Goodwill
The Company accounts for its goodwill in conformity with SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2005 and 2004 by utilization of a discounted cash flow analysis.
Engineering Research & Development
Engineering research and development costs for the years ended December 31, 2005, 2004 and 2003 were approximately $1,366,000, $1,051,000, and $1,007,000, respectively, which were 2.2%, 2.0%, and 2.2% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the statement of operations.
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
Earnings (Loss) Per Share
Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2005, 2004 and 2003.
Stock Based Compensation
At December 31, 2005, the Company has two stock-based compensation plans, which are described more fully in Note 6. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation:

(in $000’s except per share data)	2005	2004	2003

Net (loss) earnings:
As reported	$(2,996)	$1,068	$(697)
Total stock-based employee compensation expense (fair value)	$(13)	$(26)	$(99)

Pro forma	$(3,009)	$1,042	$(796)
Net (loss) earnings per common and common equivalent share:
Basic as reported	$(0.35)	$0.14	$(0.10)
Diluted as reported	$(0.35)	$0.14	$(0.10)
Pro forma — Basic	$(0.35)	$0.14	$(0.12)
Pro forma — Diluted	$(0.35)	$0.14	$(0.12)

Reclassifications
Certain amounts in previously issued financial statements have been reclassified to conform to the current year’s presentation.
Recently Issued Accounting Pronouncements
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) will require that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces FASB No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123, as originally issued in 1995, established as preferable a fair value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair value-base method been used. The Company will be required to apply SFAS No. 123(R) as of the first quarter 2006. The adoption of SFAS No. 123(R) will have an immaterial impact on our financial position, results of operations and cash flows.
Note 3. INVENTORY
Net inventory, which includes a valuation reserve of $993 and $380 in 2005 and 2004, respectively, consisted of the following components:

	December 31,

(in $000’s)	2005	2004

Raw materials	$5,821	$6,297
Work in progress	$127	$908
Finished goods	$6,783	$6,351

Total	$12,731	$13,556

Note 4. DEBT
The Company has entered into a three-year, $12 million, secured credit facility with LaSalle Bank National Association. Substantially all assets of the Company are secured as collateral for this credit facility and the Company must maintain certain financial covenants including tangible net worth, leverage ratio, interest coverage, and minimum EBITDA. The credit facility was amended on January 17, 2005 to redefine the borrowing base limits to be on a consolidated basis rather than separate for Wells Gardner Electronics and American Gaming & Electronics. The credit facility was amended on April 25, 2005 to increase the letter of credit facility. The credit facility was amended on August 10, 2005 to include a one year extension to June 30, 2007 and to modify the interest coverage and the EBITDA financial covenants. The credit facility was amended on November 10, 2005 to increase the interest rate 0.25%, to require that $4,000,000 of the credit facility be at fixed rates for a minimum of three months to the term of the facility, and to modify the interest coverage and EBITDA financial covenants. At December 31, 2005, the Company had total outstanding bank debt of $8.2 million at a combined variable and fixed average interest rate of 8.11%. The year end debt consisted of a $4.0 million 90 day LIBOR note with a fixed swap at 8.28%, a $2.0 million 90 day LIBOR note at 7.885%, and $2.2 million revolver draw at 8.0%. As of December 31, 2005 the company had availability of $0.7 million in addition to the $8.2 million outstanding. Availability is 85% of eligible accounts receivable and 50% of eligible inventory less outstanding debt. All bank debt is due and payable on June 30, 2007.
Note 5. STOCK PLANS
The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,608,115 common shares and a Nonemployee Director Stock Plan under which non-employee directors may acquire up to 335,024 common shares. Options may be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2005, 19 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through April 8, 2014.
Under the stock option plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2005, 2004 and 2003, respectively: expected volatility of 50% in 2005 and 2004 and 33% in 2003; risk free interest rates ranging from 7.85% to 3.71%; 5% dividend rate; and expected lives of 5 years. The Company did not issue any Incentive Stock Options in 2005, except for the stock options issued in conjunction with the 2005 5% stock dividend. Prior year option activity has not been retroactively restated to reflect the 5% stock dividend issued subsequent to each of those two prior years presented as the restated amounts would not be significantly different. Additional information on shares subject to options is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding at beginning of year	373,702	$2.45	879,019	$2.82	1,240,729	$2.87
Granted	0	$0.00	5,000	$2.56	10,000	$2.20
Issued Pursuant to 5% Stock Dividend	16,695	$2.44	69,681	$2.56	72,303	$2.20
Forfeited	0	$0.00	(13,423)	$2.70	(124,975)	$2.76
Exercised	(40,150)	$1.84	(566,575)	$2.33	(319,038)	$2.45

Outstanding at end of year	350,247	$2.39	373,702	$2.45	879,019	$2.82

Stock options exercisable at December 31, 2005, 2004 and 2003 were 350,247, 342,409 and 775,292, respectively. The weighted average fair value of options granted at December 31, 2005, 2004 and 2003 was $0.82, $0.97 and $0.91, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2005:

Options Outstanding				Options Exercisable

		Weighted average
Range of	Options	remaining	Weighted average	Options	Weighted average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price

$1.71 — $2.14	140,201	4.1	$1.86	140,201	$1.86
$2.15 — $2.67	85,939	2.1	$2.41	85,939	$2.41
$2.68 — $3.03	99,383	2.5	$2.89	99,383	$2.89
$3.04 — $3.55	24,724	4.1	$3.32	24,724	$3.32

	350,247	3.1	$2.39	350,247	$2.39

In February 2005, the Company granted 52,500 restricted shares of common stock to 12 employees of the Company and in June 2005 granted 8,000 restricted shares of common stock to 1 employee of the Company and recorded deferred compensation in the amount of $320,250 and $31,840 respectively, equal to the market value of the restricted shares on the dates of grant. In February 2003, the Company granted 82,000 restricted shares of common stock to eight employees of the Company and recorded deferred compensation in the amount of $131,200, equal to the market value of the restricted shares on the date of grant. In November 2001, the Company granted 60,000 restricted shares of common stock to seven employees of the Company and recorded deferred compensation in the amount of $135,000, equal to the market value of the restricted shares on the date of grant. The preceding restricted share activity has not been retroactively restated to reflect the 5% stock dividend issued subsequent to each of the prior years presented as the restated amounts would not be significantly different. The employees will earn the restricted shares in exchange for services to be provided to the Company over a five-year period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000. The Company recorded $85,000, $54,000 and $33,000 in related net compensation expense for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, 96,675 restricted shares are outstanding on a dividend adjusted basis.
On September 23, 2004, the Company completed a $5.5 million private equity placement pursuant to separate agreements for the issuance of 1,216,816 shares of its common stock, $1.00 par value, to certain institutional investors at a price of $4.52 per share, and issued warrants to those investors which will allow them to purchase up to an additional 486,726 shares of common stock at $6.24 per share. The preceding share and per share activity has not been retroactively restated to reflect the 5% stock dividend issued in 2005. These warrants became exercisable on March 21, 2005 and expire on March 20, 2010. As a result of the private equity placement, the Company raised approximately $5.0 million (net of $463,000 in expenses) through the sale of the common stock. The Company used the proceeds to pay down its bank debt. As of December 31, 2005 there has been no activity related to the outstanding warrants.
Note 6. ACCRUED EXPENSES
Accrued expenses consisted of the following items:

	December 31,

(in $000’s)	2005	2004

Payroll & related costs	$101	$294
Sales commissions	$72	$43
Warranty	$169	$100
Other accrued expenses	$406	$238

Total	$748	$675

Note 7. SIGNIFICANT CUSTOMERS
The Company’s largest customer accounted for 26%, 28% and 21% of total revenues in 2005, 2004 and 2003, respectively, and 31% and 24% of total accounts receivable as of December 31, 2005 and 2004, respectively. No other customer accounted for more than 10% of sales in 2005, 2004 and 2003, respectively.
Note 8. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000’s)	2005	2004	2003

Computed expected tax (benefit) expense	$(1,002)	$374	$(232)
State income tax (benefit) expense, net of Federal tax effect	$(138)	$49	$(33)
Other, net	$(20)	$(93)	$(35)
Change in valuation allowance	$1,208	$(296)	$314

	$48	$34	$14

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:

	December 31,

(in $000’s)	2005	2004

Deferred tax assets:
Allowance for doubtful accounts	$52	$39
Warranty reserve	$65	$39
Inventory reserve	$384	$147
Net operating loss carryforwards	$3,564	$2,748
Alternative minimum tax credit carryforwards	$62	$62
General business credit carryforwards	$129	$129
Other	$47	$36

Total gross deferred tax assets	$4,303	$3,200
Less valuation allowance	$(3,886)	$(2,678)

Total deferred tax assets	$417	$522
Deferred tax liabilities:
Property, plant, equipment and software, principally depreciation	$265	$410
Goodwill	$152	$112

Total deferred tax liabilities	$417	$522

Net deferred taxes	—	—

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the valuation allowance for the year ended December 31, 2005 was an increase of $1,208,000. As of December 31, 2005, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $10,007,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carryforwards of approximately $62,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carryforwards of approximately $129,000, which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2007.

Note 9. EARNINGS PER SHARE
During 2005, 2004 and 2003, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 411,627, 318,513 and 289,959 additional common shares in 2005, 2004 and 2003, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

(in $000’s except for per share data)	2005	2004	2003

Basic (loss) earnings per common share:
Net (loss) earnings	$(2,996)	$1,068	$(697)
Weighted-average common shares outstanding	8,634	7,521	6,657

Basic net (loss) earnings per common share	$(0.35)	$0.14	$(0.10)

Diluted (loss) earnings per common share:
Net (loss) earnings	$(2,996)	$1,068	$(697)
Weighted-average common shares outstanding	8,634	7,521	6,657
Add: Effect of dilutive stock options	—	185	—

Adjusted weighted-average common shares outstanding	8,634	7,706	6,657

Diluted net (loss) earnings per common share	$(0.35)	$0.14	$(0.10)

As of December 31, 2005 and 2004, there were 486,726 warrants outstanding to purchase common stock at $6.24, which were anti-dilutive and excluded from the diluted earnings per share. As of December 31, 2005, 2004 and 2003, there were 5,933, 0 and 177,815 options, respectively, which were anti-dilutive and excluded from the diluted earnings per share calculation.
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

	December 31,

(in $000’s)	2005	2004	2003

Net Sales:
Gaming	$46,409	$37,205	$35,115
Amusement	$13,467	$12,174	$10,322
Other	$898	$2,156	$1,244

Total Net Sales	$60,774	$51,535	$46,681

Operating (loss) earnings:
Gaming	$897	$2,648	$1,487
Amusement	$222	$1,354	$900
Other	$71	$281	$219
Unallocated Administration Costs	$(3,906)	$(3,214)	$(3,146)

Total operating (loss) earnings	$(2,716)	$1,069	$(540)

Note 11. JOINT VENTURE/ AFFILIATES
In 2000, the Company entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture video monitors in Malaysia. The Company is the sole customer of the joint venture and accounts for 100% of its revenues. The joint venture is accounted for under the equity method of accounting. The Company recorded equity in earnings of the joint venture of $206,000, $340,000 and $263,000 in 2005, 2004 and 2003, respectively. Purchases by the Company from the joint venture were $18,063,000, $18,792,000 and $13,736,000 in 2005, 2004 and 2003, respectively, and sales by the Company to the joint venture were $4,046,000, $4,538,000 and $3,638,000, respectively.
Due to the timing of the audit of the joint venture’s financial statements, the Company records the results for a twelve-month period ended November 30th. As of November 30, 2005 and 2004 total assets of the joint venture were approximately $7,342,000 and $10,113,000, respectively, which included current assets of approximately $7,075,000 and $9,744,000 and non-current and other assets of $267,000 and $369,000, respectively. Total liabilities were approximately $4,590,000 and $7,810,000, respectively, of which all are considered current liabilities. The joint venture has no long-term liabilities. Sales of products from the joint venture for the twelve month periods ended November 30, 2005, 2004 and 2003 were approximately $17,218,000, $18,142,000 and $14,052,000, respectively. Gross profit from operations were approximately $1,352,000, $1,336,000 and $1,068,000, respectively. Net operating profits were $450,000, $710,000 and $558,000, respectively.
The Company also sells components to and purchases goods from affiliates of Eastern Asia Technology Limited of Singapore. Purchases by the Company from the joint venture partner affiliates were $10,473,000, $3,487,000 and $3,006,000 in 2005, 2004 and 2003, respectively, and sales by the Company to the joint venture partner affiliates were $6,222,000, $1,182,000 and $181,000, respectively. These accounts are periodically settled on an offset basis with a net payment for the difference between the receivables and payables amounts.
As of December 31, 2005 and 2004, the Company had receivables due from affiliates including the joint venture of $5,624,000 and $3,635,000, respectively. This relates to certain components procured directly by the Company and supplied to its affiliates. As of December 31, 2005 and 2004, the Company had payables due to affiliates including the joint venture partner of $3,805,000 and $5,023,000, respectively. This relates to certain payments due for inventory purchased from its affiliates.
Note 12. LEASE COMMITMENTS
The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2011. The future minimum lease payments required under operating leases are as follows:

Years ending
(in $000’s)	December 31

2006	$896
2007	$708
2008	$201
2009	$7
2010	$7
Thereafter	$7

$1,826

Rent expense related to operating leases was approximately $966,000, $865,000 and $884,000 during the years ended December 31, 2005, 2004 and 2003, respectively.

Note 13.	UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 2005 and 2004 are as follows:

	2005

(in $000’s except per share data)	First	Second	Third	Fourth

Net sales	$13,174	$19,358	$14,879	$13,363
Net loss	$(815)	$(509)	$(993)	$(679)
Basic net loss per share	$(0.09)	$(0.06)	$(0.11)	$(0.08)
Diluted net loss per share	$(0.09)	$(0.06)	$(0.11)	$(0.08)

	2004

(in $000’s except per share data)	First	Second	Third	Fourth

Net sales	$12,745	$12,885	$12,529	$13,376
Net earnings	$260	$278	$213	$317
Basic net earnings per share	$0.04	$0.04	$0.03	$0.04
Diluted net earnings per share	$0.04	$0.04	$0.03	$0.04

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Wells-Gardner Electronics Corporation
We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2005 and 2004 financial statements of Wells Eastern Asia Displays (M) SDN.BHD., a joint venture, the investment in which, as discussed in Note 11 to the financial statements, is accounted for by the equity method of accounting. The investment in Wells Eastern Asia Displays (M) SDN.BHD. was $1,344,000 and $1,138,000 as of December 31, 2005 and 2004, and the company’s equity in its net income was $206,000 and $340,000, respectively, for the years then ended. The financial statements of Wells Eastern Asia Displays (M) SDN.BHD. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wells Eastern Asia Displays (M) SDN.BHD., is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Blackman Kallick Bartelstein, LLP
Chicago, Illinois
February 28, 2005

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Anthony Spier	Anthony Spier
Chairman, President	Chairman, President
& Chief Executive Officer	& Chief Executive Officer

Marshall L. Burman	James F. Brace
Counsel to Wildman,	Vice President, Secretary, Treasurer &
Harrold, Allen & Dixon	Chief Financial Officer
Merle H. Banta
Chairman & Chief Executive Officer
BHH Management, Inc.

Frank R. Martin
Attorney and Principal of Righeimer,
Martin & Cinquino, P.C.

CORPORATE INFORMATION

ANNUAL MEETING	BANKER
The Annual Meeting of Shareholders will take	LaSalle Bank N.A.
place at 2:00 p.m. on Tuesday, April 25, 2006	Chicago, Illinois
at the corporate offices of the Company.

FORM 10-K	AUDITOR
A copy of the Company’s annual report on Form	Blackman Kallick Bartelstein LLP
10-K, as filed with the Securities and Exchange	Chicago, Illinois
Commission, is available without charge upon
written request to James F. Brace at the
corporate offices of the Company

TRANSFER AGENT	COUNSEL
LaSalle Bank N.A.	Levenfeld Pearlstein, LLC
135 South LaSalle Street	Chicago, Illinois
Chicago, Illinois 60603