Form 10-K, Exhibit 13
period 2006-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2007-03-14
CIK 105608

COMMON SHARE MARKET PRICE
The Company's common shares are traded on the American Stock Exchange under the symbol WGA.
On December 31, 2006, there were approximately 524 holders of record of the common shares.
A five percent (5%) stock dividend was issued in 2006 and 2005.
High and low prices, reflecting this dividend, for the last two years were:
	2006 Prices		2005 Prices
	High	Low	High	Low
Quarter ended:
March 31	$2.54	$1.57	$6.05	$4.46
June 30	$2.60	$2.04	$4.54	$3.03
September 30	$3.53	$2.25	$3.41	$1.57
December 31	$3.92	$2.71	$2.09	$1.35

COMMON STOCK PRICE PERFORMANCE GRAPH
The graph below compares the yearly percentage change in the cumulative total shareholder return of the Company’s Common Stock with the cumulative total return of the S&P Midcap 400 Index and the SU) Electronic Equipment Manufacturers Index during the years 2001 through 2006 assuming the investment of $100 on December 31, 2001 and the reinvestment of dividends.

SELECTED FINANCIAL DATA
(in $000's except for per share data)	Years Ended December 31,
	2006	2005	2004	2003	2002
Net sales	$64,748	$60,774	$51,535	$46,681	$49,309
Operating earnings (loss)	1,095	(2,745)	1,052	(540)	1,097
Earnings (loss) before change in accounting principle	343	(2,996)	1,068	(697)	763
Cumulative effect of change in accounting principle	──	──	──	──	52
Net earnings (loss)	$343	$(2,996)	$1,068	$(697)	$815

Basic net earnings (loss) per common share	$0.04	$(0.33)	$0.14	$(0.10)	$0.13
Diluted net earnings (loss) per common share	$0.04	$(0.33)	$0.13	$(0.10)	$0.13

Total assets	$30,187	$29,077	$28,478	$21,172	$22,909
Long-term liabilities	$9,234	$8,187	$3,168	$5,968	$8,352
Working capital	$18,863	$16,626	$14,244	$10,052	$12,269

2006 PRESIDENT’S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

2006 was an encouraging year for our Company and for the industry as a whole.

•	The Company’s 2006 revenue grew by 6.5% to $64.7 million from $60.8 million the prior year.
•
The Company returned to profitability earning $343,000 or $0.04 per share compared to the loss of ($3.0) million or ($0.33) per share in 2005. The 2005 results included non-recurring charges of ($931,000) or ($0.11) per share.

•
Gross margin in 2006 improved to 16.0% from 11.3% in 2005. A major factor was that LCD standard margins increased to 17.8% in 2006 compared 8.0% in the prior year. This was the major reason for the significant improvement in profitability.

•	The Company sold a total of 61,400 LCDs generating revenue of $36.9 million in 2006 compared to 30,100 LCDs generating $18.0 million in 2005.
•	This includes American Gaming & Electronics (AGE) who sold over 5000 LCDs directly to casinos generating $3.4 million of revenue up from 699 LCDs in 2005.
•	The Company granted a 5% stock dividend to shareholders for the 8th consecutive time.
•	The Company secured another of the top 10 global gaming manufacturers as a customer and now sells to 7 of the top 10

Strategic Plan
Wells-Gardner has now successfully transitioned from a US based manufacturer and supplier primarily serving the low growth amusement market to a global manufacturing, service and parts distribution company for the fast growing gaming market. Wells-Gardner now has the majority of its LCD monitors manufactured in Mainland China and its CRT monitors manufactured at its joint venture in Malaysia. Gaming sales continued to dominate the Company’s revenues and accounted for 83% of the Company’s revenue in 2006 compared to 76% in 2005. Management believes that the Company should “stick to its knitting” by expanding into the Medical LCD market, which it is planning to enter in 2008.

The LCD Technology Transition Continues to Represent a Huge Growth Opportunity for Wells-Gardner
The LCD demand in the gaming industry continued unabated in 2006. As indicated above, the Company sold 61,400 LCDs in 2006 compared to 30, 100 in 2005. The revenue grew to $36.9 million in 2005 from $18.0 million in 2005. In addition, AGE sold over 5000 LCDs directly to casinos generating $3.4 million of revenue. The Company has released to the gaming market an excellent line of LCD products, developed by a team of US and Taiwanese based engineers. In fact, Wells Gardner has several dedicated LCD engineers located at its joint venture partner’s Taiwanese facility working along side over 100 Fast Technology’s engineers. Over 90 percent of new machines to the Gaming Industry required LCDs in 2006.

Wells Gardner Increased LCD Standard Margins to 17.8% in 2006 from 8.0% in the Prior Year
The Company successfully implemented a tough but realistic program to increase LCD margins.

•	Approximately 67% of the LCDs were produced in Mainland China in 2006. By the fourth quarter this had risen to 85%. LCDs made in Mainland China save approximately $30/unit.
•	There was an effective program put in place to increase production efficiency and obtain tooled metalwork
•	There was an aggressive program to reduce airfreight, which reduced costs by $370,000.
•	AGE sold over 5000 LCDs to casinos at higher margins, which generated an increased gross profit of over $730,000.
•	There was an aggressive engineering program to cost reduce new LCD products.
•	There was a tough procurement program implemented to reduce the cost of purchased LCD panels and other components.

American Gaming & Electronics (AGE)
The Company acquired AGE in 2000 and established it as a wholly owned subsidiary. AGE has direct sales operations in Las Vegas and Reno, Nevada, California, New Jersey, New York, Connecticut, Florida and throughout the Midwest. AGE also has distributors in Mississippi, Louisiana, New Mexico, Arizona, Indiana and Canada and in 2005 added distributors in South America, Central America and the Caribbean. The Company has distribution relationships with 3M, GE, Nanoptix, and others. AGE has access to the Taiwan and Mainland China manufacturers of low cost high value gaming parts. AGE also purchases, refurbishes and markets used gaming devices out of our New Jersey facility to both national and international customers. AGE now sells to virtually every casino in North America. The Company is negotiating a joint venture to sell AGE products to the casinos in Macau and hopes to start operation in 2007.

Asian Manufacturing
Asian manufacturing is essential to our strategy of being a globally competitive manufacturer of LCDs and CRT monitors. The Company has a long-term contract to manufacture its LCDs at Fast Technology’s China facility in Shen Zhen, near Hong Kong. By April 2007, a second Chinese LCD manufacturing facility will be operational in Shanghai and approximately 15 percent of our 2007 production will be manufactured there. In 2000, the Company established Wells Eastern Asia (WEA), a 50/50 joint venture in Malaysia with Fast Technology (Formerly Eastech), a publicly traded company on the Singapore stock exchange, to manufacture CRT monitors. Asian manufactured facilities accounted for over 68% of Wells-Gardner’s LCD and CRT monitor unit sales in fiscal 2006, and over 78% in the fourth quarter, 2006. The Company manufactured approximately 47,900 LCDs in China and 37,000 CRT monitors in Malaysia in fiscal 2006. As WEA’s production in 2006 was down by about 50% from the 2005 production of 74,200, the Company is expecting to dissolve WEA in either late 2007 or early 2008 and move the production to Fast Technology’s Chinese facility in Shen Zhen.

Gaming Strategy
Wells-Gardner is continuing its strategy of using its strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas. The Company is now participating in four areas of the gaming market:

•	LCD manufacturing in Mainland China and the US and CRT monitor manufacturing in Malaysia and the US.
•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America and Central and South America.
•	Servicing games and game parts for casinos throughout North America
•	Refurbishing and selling used gaming equipment to customers worldwide

The strategy is proving successful as gaming revenue accounted for approximately 83% of the Company’s total revenue in 2006 compared to 52% in 2000.

Wells-Gardner is the Largest Monitor and LCD Manufacturer in the Global Gaming Industry.
2006 sales were $64.7 million, an increase of 6.5% from $60.8 million in 2005. The company sells to 7 of the top 10 global gaming manufacturers. The Company estimates its 2006 market share of monitors and LCDs at 32%.

Quality Continues To Be the Top Priority
Wells-Gardner remains committed to being the “best-in-class” quality supplier in all our served markets. The Company has experienced a defect rate for its LCDs of under 0.3%, compared to the industry standard of 1.0%, which few if any of our competitors can match. Our team of American and Taiwanese engineers have developed extremely high quality and highly reliable LCDs.

2007 Global Gaming Outlook
The global gaming industry continues to grow at impressive rates. Although 2006 was mainly a transition year in terms of gaming growth, it also was the start of what could be a multi-year growth phase for casinos and slot machine placements. The number of gaming devices worldwide is conservatively expected to grow by 15% over the next two years from 1.48 million to 1.7 million. In the United States in 2006, the first slot machines were installed in racetracks in Pennsylvania and Broward County, Florida. The majority of the installations of new slots in Pennsylvania are expected to occur in the second half of 2007 and first half of 2008 while the Seminole Tribe in Florida is negotiating to be able to offer these same type of machines at their tribal casinos across the state. Miami-Dade and other Florida counties are expected to ask voters to allow slots at their pari-mutuel facilities over the next couple of years. The Governor of California has negotiated new compact agreements with various tribes, allowing an additional 20,000+ machines. The tribes and slot machine industry are waiting for California legislative approval. Casino re-development continues in the Southern United States with Biloxi and Gulfport, Mississippi now generating more gaming revenue than they did pre-Katrina, despite less casinos being open. Maryland, Ohio, Texas, Michigan, New York, Arkansas, Washington, Wyoming, Illinois and many other states continue to debate either legalize new forms of gaming or expand existing ones.

Internationally, things are moving even faster. In 2006 Macau casinos generated more in gaming revenue than the Las Vegas Strip. While traditionally a table games market, casinos are now opening with 500 to 3,000 slot machines each with the massive Venetian Macau on the Cotai Strip expected to have a total of 10,000 slot machines when completed. Singapore approved two casino licenses in 2006 with construction beginning already on the first, the Marina Bay Sands. Japan's Diet (Legislature) is debating a bill to legalize casinos across the country while Thailand and other Asian countries are seriously looking at the successful Macau experience. In Europe, the casino expansion is beginning with the United Kingdom taking the lead. While much of the attention was focused on the first LV-style Super Casino location being named there are nearly 100 other smaller casinos opening up across the country, creating another opportunity for the game makers. Even Russia has passed laws which at least clarify the scope of casino gambling in the future.

While all this new expansion goes on, the domestic gaming industry is progressing towards the transition to server based gaming, a system which many believe will bring on the next replacement cycle for the slot machine market. Wells-Gardner is well positioned to take advantage of both overseas and domestic growth as we sell to 7 of the top 10 global gaming manufacturers, all which have various market share advantages in different locations.

2007 Wells-Gardner Outlook
LCDs continue to represent a major growth opportunity for Wells-Gardner in both its manufacturing and distribution gaming businesses. Consequently, Wells-Gardner expects to continue to grow its revenue by further penetration of the gaming market as well as by growing the AGE business with aggressive, experienced gaming management. The Company’s major gaming customers are expected to have strong performances in 2007. This and the general gaming growth should translate into strong Wells-Gardner shipments that are expected to increase by over 10 percent. However, average selling prices could decline by up to 5 percent due to cheaper components and the competitiveness of the electronics manufacturing space.. The Company is continuing to move a substantial amount of LCD production to Mainland China and is opening a second facility there. In addition the Company will continue to exercise fierce cost control, which is expected to improve profitability and competitiveness. As always, the major risks are the uncertain international political climate.

I thank all of you for your continued support as we complete the implementation of our strategic plan. I am confident that this will lead to increased profitability and improved shareholder value.

Anthony Spier
Chairman of the Board, President &
Chief Executive Officer
March 1, 2007

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales increased 6.5% to $64.7 million in 2006 compared to $60.8 million in 2005. The additional sales are attributable to the significant increase in LCD sales to 61,400 units or $36.9 million in 2006 compared to 30,100 units or $18.0 million in 2005. CRT sales declined to 62,600 units or $17.6 million in 2006 compared to 99,900 units or $30.4 million in 2005. In 2006, gaming related sales accounted for $53.9 million or 83.2% of total sales compared to $46.4 million or 76.4% of total sales in 2005.

Gross margin for 2006 increased $3.5 million to $10.3 million or 16.0% of sales compared to $6.9 million or 11.3% in 2005 for a 4.7 percentage points year over year improvement. The primary factors contributing to the gross margin improvement were producing a higher percentage of our LCDs in mainland China, better purchasing of our LCDs and other components, lower cost CRT board sets in the second half of the year, higher selling prices to the amusement industry, better scheduling resulting in less non tooled metal costs and air freight, and a lower headcount in 2006. Although the market remains quite competitive, average selling price reductions were significantly less than the cost reductions the Company achieved in 2006. Gross margins in the gaming segment increased to 15.2% in 2006 compared to 11.9% in 2005 and in the amusement segment to 19.6% in 2006 compared to 9.0% in 2005.

Operating expense decreased by 3.5% to $9.3 million in 2006 compared to $9.6 million in 2005. If the $487,000 of non-recurring operating expenses in 2005 were eliminated, operating expenses increased $148,000 in 2006 compared to 2005. The increase was primarily due to increased legal expense for a lawsuit and increased bad debt, accounting and bank fee expense offset by lower salaries and benefits expense. The Company has aggressively reduced its headcount since June 2005 and continues to place emphasis on operating expense control.

Operating results were earnings of $1.1 million in 2006 compared to a loss of ($2.7) million in 2005.

Interest expense was $806,000 in 2006 compared to $444,000 in 2005 due to higher average debt balances and higher interest rates. Joint venture income was $32,000 in 2006 compared to $206,000 in 2005 due to lower CRT volume, particularly lower touch CRT sales. Other income was $10,000 in 2006 compared to other income of $6,000 in 2005.

Income tax benefit was $12,000 in 2006 compared to income tax expense of $19,000 in 2005. The Company has available a net operating loss carry forward of approximately $8.25 million as of December 31, 2006.

Net income was $343,000 in 2006 compared to a loss of ($2,996,000) in 2005. For 2006 basic and diluted earnings per share was $0.04 compared to basic and diluted loss per share of ($0.33) in 2005.

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

Gross margin for 2005 decreased to $6.9 million or 11.3% of sales compared to $9.8 million or 19.0% in 2004. The inefficiencies of launching 140 new models, the transferring of LCD production from Taiwan and the US to China, and the significant competitive market conditions during 2005 led to a gross margin decline of 7.7 percentage points. The decline was exacerbated by the fact that LCD margins are lower than CRT margins on much higher LCD sales volume growth.

Operating expense increased by 10.1% to $9.6 million in 2005 compared to $8.8 million in 2004. However, one-half of the increase or 5.6% was due to the termination of an officer and an acquisition effort which was not completed. The Company has aggressively reduced its headcount since June 2005 and will continue to place emphasis on further operating expense control.

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

Income tax expense was $19,000 in 2005 compared to $17,000 in 2004. The Company has available a net operating loss carry forward of approximately $10.0 million as of December 31, 2005.

Net income was a loss of ($3.0) million in 2005 compared to earnings of $1.1 million in 2004. For 2005, basic and diluted earnings per share was a loss of ($0.33) compared to basic and diluted earnings per share of $0.14 and $0.13 respectively in 2004.

2007 Outlook
Management expects 2007 sales to be between $67 million and $70 million. We expect LCD monitor average selling prices to decline about five percent in 2007, but margins to be slightly better than our full year 2006 margins. Unit shipments are expected to increase over ten percent in 2007 due to new shipments planned by our customers to Pennsylvania, Florida racinos, and Macau and the continued growth of the LCD replacement kits directly to casinos.

Market & Credit Risks
The Company is subject to certain market risks, mainly exhcange rates on its joint venture income and interest rates. The Company's joint venture (income) loss has been effected by fluctuations in the Malaysian currency and the US dollar.  In 2006 the currency translation changes reduced our joint venture income by approximately $90,000.  The future effects are uncertain.  On August 21, 2006, the Company entered into a four-year, $15 million credit facility with Wells Fargo Bank NA. As of December 31, 2006, the Company had total outstanding bank debt of $9.2 million at an average interest rate of 8.75%. The Company’s base rate is a variable interest rate at prime plus 0.5%. In addition, the Company pays about 2.5% credit insurance on its foreign receivables. An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid. The Company may pay down the loans at any time as long as monthly interest charges are not less than $30,000 per month in the first two years and not less than $20,000 per month in the last two years of the four-year agreement. All bank debt is due and payable on August 21, 2010.

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

Inventory Obsolescence & Costing Methods
Inventory is stated at the lower of cost (first-in, first-out) or market. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products and based on the Company’s historical usage. During 2006 the Company's slow moving and obsolescence reserve increased approximately $940,000 due to the transition of the major product lines from CRTs to LCDs and providing for slow moving finished goods.

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

Liquidity & Capital Resources
Accounts receivable increased to $7.2 million in 2006 compared to $5.1 million in 2005 or $2.1 million. This increase is attributed to higher sales in the fourth quarter of 2006. Accounts receivable due from affiliates decreased to $4.1 million in 2006 compared to $5.6 million in 2005 or $1.5 million as the Company reduced the component inventories provided to its affiliates to build products overseas.

Inventory increased to $13.8 million in 2006 compared to $12.7 million in 2005 or $1.1 million. This increase is attributed to the Company’s inclusion of in transit LCD finished goods in its inventory beginning the first quarter of 2006 due to our changing our contract with our subcontract supplier of LCDs so that ownership transfers to the Company when the goods leave the port of Hong Kong rather than when they are received in the US. At year-end 2006, the Company had $1.9 million of in transit LCD finished goods, which means on a comparable basis its inventory decreased by $0.8 million in 2006.

Accounts payable decreased to $2.1 million in 2006 compared to $3.9 million in 2005 or $1.8 million due to lower production in the US. Accounts payable to affiliates increased to $4.8 million in 2006 compared to $3.8 million in 2005 or $1.0 million due to a higher percentage of its LCD finished goods being produced in mainland China during 2006.

These changes resulted in $2.5 million of cash being used in operations. The net of our 2006 earnings, depreciation and amortization, and other changes to the balance sheet resulted in $1.2 million of cash provided in operations resulting in $1.3 million of cash being used in operations for the year.

Long-term liabilities consisting of bank note payable increased to $9.2 million in 2006 compared to $8.2 million in 2005 or $1.0 million. Cash provided by sales of stock issued under the employee stock option plan and stock grants was $0.3 million in 2006. These two sources of funds were used to fund the $1.3 million of cash being used in operations. Cash at the beginning and end of the year was $0.3 million.

Shareholders’ equity was $13.2 million in 2006 compared to $12.4 million in 2004 or an increase of $0.8 million. This increase was attributed to the Company’s net earnings in 2006 plus the proceeds provided by sales of stock under the employee stock option plan and stock grants.

The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times. Under its current credit facility, the Company is required to maintain certain financial covenants. These covenants included a minimum net book value, minimum earnings, a maximum capital expenditure and a maximum compensation increase that the company must meet each quarter during the term of the agreement. While the Company currently expects to meet these financial covenants during 2007, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

		Payments Due in Year Ending December 31,

(in $000’s)	Total		2007		2008		2009	2010		2011		2012
Note Payable (Note 4)	$9,234	$	---	$	---	$	---	$9,234	$	---	$	---
Operating Leases (Note 12)	$1,260		$893		$297		$18	$18		$17		$17
	$10,494		$893		$297		$18	$18		$17		$17

Inflation
To date, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS
(in $000's except for share information)	As of December 31,
	2006	2005
ASSETS
Current Assets:
Cash	$334	$332
Accounts receivable, net of allowances of $253 in 2006 & $134 in 2005	7,182	5,103
Accounts receivable, affiliates	4,113	5,624
Inventory	13,818	12,731
Prepaid expenses & other assets	1,162	1,283
Total current assets	$26,609	$25,073

Property, Plant & Equipment (at cost):
Leasehold improvements	379	365
Machinery, equipment & software	8,836	8,791
less: Accumulated depreciation & amortization	(8,342)	(7,825)
Property, plant & equipment, net	$873	$1,331

Other Assets:
Investment in joint venture	1,376	1,344
Goodwill	1,329	1,329
Total other assets	$2,705	$2,673
Total Assets	$30,187	$29,077

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	2,081	3,894
Accounts payable, affiliates	4,814	3,805
Accrued expenses	851	748
Total current liabilities	$7,746	$8,447

Long-Term Liabilities:
Note payable	9,234	8,187
Total long-term liabilities	$9,234	$8,187
Total Liabilities	$16,980	$16,634

Shareholders' Equity:
Common shares:
$1 par value; 25,000,000 shares authorized;
9,255,123 shares issued at December 31, 2006
8,643,868 shares issued at December 31, 2005	9,255	8,644
Capital in excess of par value	6,755	7,008
Accumulated deficit	(2,602)	(2,945)
Unearned compensation	(201)	(264)
Total Shareholders' Equity	$13,207	$12,443
Total Liabilities & Shareholders' Equity	$30,187	$29,077

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in $000's except for share & per share data)	Years ended December 31,
	2006	2005	2004
Net sales	$64,748	$60,774	$51,535
Cost of sales	54,399	53,881	41,731
Gross Margin	10,349	6,893	9,804
Engineering, selling & administrative	9,254	9,638	8,752
Operating earnings (loss)	1,095	(2,745)	1,052
Other (income) expense:
Interest	806	444	302
Joint Venture income	(32)	(206)	(340)
Other	(10)	(6)	5
Earnings (loss) before income tax	331	(2,977)	1,085
Income tax	(12)	19	17
Net earnings (loss)	$343	$(2,996)	$1,068

Basic net earnings (loss) per common share	$0.04	$(0.33)	$0.14

Diluted net earnings (loss) per common share	$0.04	$(0.33)	$0.13

Basic common shares outstanding	9,180,350	9,065,187	7,896,658
Diluted common shares outstanding	9,219,213	9,065,187	8,091,339

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in $000's)
		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders'
	Shares	Par Value	Deficit	Compensation	Equity
December 31, 2003	$6,221	$3,214	$(1,017)	$(157)	$8,261

Net earnings			1,068		1,068
Stock dividend issued	319	(319)			0
Issuance / cancellation of stock awards (net)	4	44		16	64
Private placement shares and warrants	1,217	3,816			5,033
Shares issued from stock purchase plan	1	4			5
Stock options exercised	391	403			794
Amortization of unearned compensation				54	54
December 31, 2004	$8,153	$7,162	$51	$(87)	$15,279

Net (loss)			(2,996)		(2,996)
Stock dividend issued	412	(412)			0
Issuance / cancellation of stock awards (net)	36	226		(271)	(9)
Shares issued from stock purchase plan	9	28			37
Stock options exercised	34	4			38
Amortization of unearned compensation				94	94
December 31, 2005	$8,644	$7,008	$(2,945)	$(264)	$12,443

Net earnings			343		343
Stock dividend issued	436	(436)			0
Issuance / cancellation of stock awards (net)	21	4		(29)	(4)
FAS 123R option compensation		11			11
Shares issued from stock purchase plan	3	4			6
Stock options exercised	151	165			316
Amortization of unearned compensation				92	92
December 31, 2006	$9,255	$6,755	($2,602)	($201)	$13,207

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $000's)	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net earnings (loss)	$343	$(2,996)	$1,068
Adjustments to reconcile net earnings (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization	517	603	515
Bad debt expense	214	38	14
Amortization of unearned compensation	90	85	54
Share of earnings of joint venture	(32)	(206)	(340)
Changes in current assets & liabilities:
Accounts receivable, net	(2,293)	616	(1,081)
Inventory	(1,087)	825	(4,652)
Prepaid expenses & other	121	(490)	248
Accounts payable, net	(1,813)	(439)	1,698
Due to/from affiliates	2,520	(3,207)	(214)
Accrued expenses	103	72	46
Net cash used in operating activities	$(1,317)	$(5,099)	$(2,644)

Cash flows used in investing activities:
Additions to property, plant & equipment, net	(59)	(198)	(201)
Net cash used in investing activities	$($9)	$(198)	$(201)

Cash flows from financing activities:
Borrowings (repayments) from note payable	1,047	5,019	(2,800)
Proceeds (net) from private placement stock issuance			5,037
Proceeds from stock issued, options exercised & employee stock purchase plan	331	76	859
Net cash provided by financing activities	$1,378	$5,095	$3,096

Net increase (decrease) in cash	2	(202)	251
Cash at beginning of year	332	534	283
Cash at end of year	$334	$332	$534

Supplemental cash flows disclosure:
Income taxes paid	$2	$19	$17
Interest paid	$806	$444	$302

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. DESCRIPTION OF THE BUSINESS
Wells-Gardner Electronics Corporation is a global distributor and manufacturer of color video displays and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company’s primary business is the distribution, design, manufacture, assembly, service and marketing of color CRT(cathode ray tube) and LCD (liquid crystal display) video monitors, gaming supplies and other components, with facilities in the United States, a manufacturing joint venture in Malaysia, and a manufacturing subcontract relationship with the same joint venture partner in China.

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

Provision For Warranty
The Company offers certain warranties on its products and has a general reserve for potential future charges incurred in connection with in-warranty repairs and services. This reserve is based on historical actual repairs. If the actual charges incurred exceed management’s estimates, operating results could be impacted. The warranty reserve for 2006, 2005 and 2004 was $206,000, $169,000 and $100,000, respectively.

Property, Plant & Equipment
Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment - five to fifteen years & leasehold improvements - shorter of lease term or estimated useful life.

Internal Use Software
The Company has adopted the provisions of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Accordingly, certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software. Total capitalized costs as of December 31, 2006 and 2005 were $1.8 million and are included in property, plant & equipment on the face of the balance sheets. During the years ended December 31, 2006 and 2005, amortization expense related to the capitalized software was $249,000 and $323,000, respectively.

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

Goodwill
The Company accounts for its goodwill in conformity with SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2006 and 2005 by utilization of a discounted cash flow analysis.

Engineering Research & Development
Engineering research and development costs for the years ended December 31, 2006, 2005 and 2004 were approximately $1,310,000, $1,366,000, and $1,051,000, respectively, which were 2.0%, 2.2%, and 2.0% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the statement of operations.

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

Earnings (Loss) Per Share
Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options and warrants. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2006, 2005 and 2004.

Stock Based Compensation
At December 31, 2006, the Company has two stock-based compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of SFAS No. 123(R).

Reclassifications
Certain amounts in previously issued financial statements have been reclassified to conform to the current year’s presentation.

The Company has reduced cost of sales in 2005 and 2004 by $426,000 and $565,000, respectively and increased engineering, selling and administrative expense by the same amounts to properly classify customer service personnel expense.

The Company has reclassified the additional paid in capital and accumulated deficit in shareholders' equity to properly reflect the accounting for stock dividends since 2002. Stock dividends are capitalized to par value and to additional paid in capital as long as the Company has positive retained earnings. If the Company does not have retained earnings, only the par value is capitalized. Since the end of 2001, the Company has not had sufficient retained earnings to capitalize the stock dividend value in excess of par value to additional paid in capital. However, entries had been made in error in each of these years to increase additional paid in capital and accumulated deficit. The Company has reduced additional paid in capital and accumulated deficit for the years 2002, 2003, 2004 and 2005 in the amount of $712,000, $606,000, $1,139,000 and $2,122,000, respectively, to reflect this reclassification.

Recently Issued Accounting Pronouncements
The company adopted SFAS No. 123(R) effective January 1, 2006.

In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defined fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal years beginning after November 2007 and interim period within those fiscal years. We are currently evaluating the impact this standard will have on operating income and the statement of financial position. The company will adopt FAS 157 as of January 1, 2008.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes––an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of FIN 48 on our results of operations, financial position and cash flows.

Note 3. INVENTORY
Net inventory, which includes a valuation reserve of $1,935, $993 and $380 in 2006, 2005 and 2004, respectively, consisted of the following components:
	December 31,
(in $000's)	2006	2005	2004
Raw materials	$4,053	$5,821	$6,297
Work in progress	$309	$127	$908
Intransit finished goods	$1,927	$0	$0
Finished goods	$7,528	$6,783	$6,351
Total	$13,817	$12,731	$13,556

Note 4. DEBT
The Company has entered into a four-year, $15 million, secured credit facility with Wells Fargo Bank National Association. Substantially all assets of the Company are secured as collateral for this credit facility and the Company must maintain certain financial covenants including minimum book net worth, minimum net earnings, minimum net receivable/payable balance between the Company and its joint venture, maximum capital expenditures and maximum compensation increases. At December 31, 2006, the Company had total outstanding bank debt of $9.2 million at a combined average interest rate of 8.75%. As of December 31, 2006 the company had availability of $1.8 million in addition to the $9.2 million outstanding. Availability is 85% of eligible accounts receivable and 55% of eligible inventory less outstanding debt. All bank debt is due and payable on August 21, 2010.

Note 5. STOCK PLANS AND WARRANTS
The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,608,115 common shares.

In December 2004, the FASB issued SFAS No. 123(R), “Share Based Payment” (“SFAS 123(R)”). This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed.

Prior to adopting SFAS 123(R) in January 2006, the Company accounted for share-based employee compensation in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees" and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. Compensation expense under APB No. 25 was based on the difference, if any, on the date of grant, between the fair value of the company’s stock and the exercise price of the option.

Stock Options
Options may be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2006, 17 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through April 8, 2014.

Under the stock option plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123(R), the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2006, 2005 and 2004, respectively: expected volatility of 50% in 2006, 2005 and 2004; risk free interest rates ranging from 7.85% to 3.71%; 5% dividend rate; and expected lives of 5 years. The Company did not issue any Incentive Stock Options in 2005 or 2006, except for the stock options issued in conjunction with the 2005 and 2006 5% stock dividend. It is the Company's policy to issue new stock certificates to satisfy stock option exercises. The Company has not restated prior year option and per option amounts for subsequent stock dividends.

The following table illustrates the effect on net income and earnings per share as if the company had applied the fair value recognition provisions of SFAS 123(R) to share-based compensation at December 31, 2005 and 2004 as compared to expenses recorded in the current year:

	December 31,
	2006	2005	2004
Net earnings (loss):
As Reported	$343,000	$(2,996,000)	$1,068,000
Add: Total share-based compensation
expense included in net earnings (loss)	$11,000	$--	$--
Deduct:Total share-based compensation
expense (recorded at fair value)	$(11,000)	$(13,000)	$(26,000)
Pro forma net earnings (loss)	$343,000	$(3,009,000)	$1,042,000

Net earnings (loss) per common and
common equivalent share:
Basic - As Reported	$0.04	$(0.33)	$0.14
Diluted - As Reported	$0.04	$(0.33)	$0.14
Basic - Pro Forma	$0.04	$(0.33)	$0.14

The Company adopted the provisions of SFAS 123(R) effective January 1, 2006 using a modified version of prospective application. This transition method provides that the Company would recognize compensation cost after the effective date as the requisite service is rendered for the portion of options outstanding at January 1, 2006, based on the grant-date fair value of those options calculated under Statement 123 for proforma disclosures. No share-based instruments were granted subsequent to the effective date. Under the modified version of prospective application, prior period statements have not been restated.

Stock options exercisable at December 31, 2006, 2005 and 2004 were 200,674, 350,247 and 342,409, respectively. The weighted average fair value of options granted in 2004 was $1.22. No options were granted in 2005 or 2006. The total intrinsic value of shares exercised in 2006, 2005 and 2004 were $401,000, $240,000 and $2,591,000 respectively. The total cash received in 2006, 2005 and 2004 for the exercise of stock options was $316,000, $34,000 and $736,000.

The following table summarizes information about stock options outstanding for the year ended December 31, 2006:
	Options	Weighted average exercise price	Weighted average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at beginning of year	350,247	$2.39
Granted	0	$-
5% Stock Dividend	14,684	$2.35
Forfeited	(8,947)	$-
Exercised	(155,310)	$2.12
Outstanding, December 31, 2006	200,674	$2.41	3.3	$227,000

Exercisable, December 31, 2006	200,674	$2.41	3.3	$227,000

Restricted Shares
The employees will earn the restricted shares in exchange for services to be provided to the Company over a five-year vesting period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000. The fair value of restricted shares is based on market price on the grant date. The Company recorded $90,000, $85,000 and $54,000 in related net compensation expense for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, 103,475 restricted shares are outstanding on a dividend adjusted basis. Total unrecognized compensation cost related to unvested stock awards is approximately $201,000 and is expected to be recognized over a weighted average period of 2 years.

The following table summarizes information regarding Restricted Share activity for the year ended December 31, 2006:

		Weighted average
		Grant Date
	Shares	Fair Value
Unvested at December 31, 2005	101,510	$2.61
Granted	47,250	$2.19
Vested	(18,378)	$2.25
Forfeited	(26,907)	$4.68
Outstanding, December 31, 2006	103,475	$1.94

Warrants
On September 23, 2004, the Company completed a $5.5 million private equity placement pursuant to separate agreements for the issuance of 1,216,816 (unadjusted) shares of its common stock, $1.00 par value, to certain institutional investors at a price of $4.52 per share (unadjusted), and issued warrants to those investors which will allow them to purchase up to an additional 486,726 (unadjusted) shares of common stock at $6.24 per share (unadjusted). These warrants became exercisable on March 21, 2005 and expire on March 20, 2010. As a result of the private equity placement, the Company raised approximately $5.0 million (net of $463,000 in expenses) through the sale of the common stock. The Company used the proceeds to pay down its bank debt. For the year ended December 31, 2006 there has been no activity related to the outstanding warrants. The current exercise price of the 536,583 warrants after stock dividends as of December 31, 2006 is $5.66.

Note 6. ACCRUED EXPENSES
Accrued expenses consisted of the following items:
	December 31,
(in $000's)	2006	2005	2004
Payroll & related costs	$98	$101	$294
Sales commissions	$55	$72	$43
Warranty	$206	$169	$100
Other accrued expenses	$492	$406	$238
Total	$851	$748	$675

Note 7. SIGNIFICANT CUSTOMERS
The Company’s largest customer accounted for 29%, 26% and 28% of total revenues in 2006, 2005 and 2004, respectively, and 37%, 31% and 24% of total accounts receivable as of December 31, 2006, 2005 and 2004, respectively. The next largest customer accounted for 12% of the total revenue in 2006 and 9% of the total accounts receivable. No other customer accounted for more than 10% of sales in 2006, 2005and 2004, respectively.

Note 8. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:
(in $000's)	2006	2005	2004
Computed expected tax expense (benefit)	$117	$(1,019)	$363
State income tax expense (benefit), net of Federal tax effect	$16	$(138)	$49
Other, net	$30	$(32)	$(99)
Change in valuation allowance	$(175)	$1,208	$(296)
	$(12)	$19	$17

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:
	December 31,
(in $000's)	2006	2005	2004
Deferred tax assets:
Allowance for doubtful accounts	$98	$52	$39
Warranty reserve	$79	$65	$39
Inventory reserve	$747	$384	$147
Net operating loss carryforwards	$2,939	$3,564	$2,748
Alternative minimum tax credit carryforwards	$62	$62	$62
General business credit carryforwards	$129	$129	$129
Other	$91	$47	$36
Total gross deferred tax assets	$4,145	$4,303	$3,200
Less valuation allowance	$(3,711)	$(3,886)	$(2,678)
Total deferred tax assets	$434	$417	$522
Deferred tax liabilities:
Property, plant, equipment and software, principally depreciation	$129	$265	$410
Goodwill	$305	$152	$112
Total deferred tax liabilities	$434	$417	$522
Net deferred taxes	---	---	---

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.  As of December 31, 2006, the Company has net operating loss carry forwards for Federal income tax purposes of approximately $8,258,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carry forwards of approximately $62,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carry forwards of approximately $129,000, which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2012.

Note 9. EARNINGS PER SHARE
During 2006, 2005 and 2004, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 436,108, 411,627 and 318,513 additional common shares in 2006, 2005 and 2004, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

in $000's except for per share data)	2006	2005	2004
Basic earnings (loss) per common share:
Net earnings (loss)	$343	$(2,996)	$1,068
Weighted-average common shares outstanding	9,180	9,065	7,897
Basic net earnings (loss) per common share	$0.04	$(0.33)	$0.14

Diluted earnings (loss) per common share:
Net earnings (loss)	$343	$(2,996)	$1,068
Weighted-average common shares outstanding	9,180	9,065	7,897
Add: Effect of dilutive stock options	39	0	194
Adjusted weighted-average common shares outstanding	$9,219	$9,065	$8,091
Diluted net earnings (loss) per common share	$0.04	$(0.33)	$0.13

As of December 31, 2006, 2005 and 2004, there were 466,720 warrants outstanding to purchase common stock at $5.66, which were anti-dilutive and excluded from the diluted earnings per share. As of December 31, 2006, 2005 and 2004, there were 97,320, 5,933 and 0 options, respectively, which were anti-dilutive and excluded from the diluted earnings per share calculation.

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

	December 31,
(in $000's)	2006	2005	2004
Net Sales:
Gaming	$53,853	$46,409	$37,205
Amusement	$10,544	$13,467	$12,174
Other	$351	$898	$2,156
Total Net Sales	$64,748	$60,774	$51,535
Operating earnings (loss):
Gaming	$3,608	$1,005	$2,882
Amusement	$1,360	$133	$1,314
Other	$58	$52	$224
Unallocated Administration Costs	$(3,931)	$(3,935)	$(3,368)
Total operating earnings (loss)	$1,095	$(2,745)	$1,052

Note 11. JOINT VENTURE / AFFILIATES
In 2000, the Company entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture video monitors in Malaysia. The Company is the sole customer of the joint venture and accounts for 100% of its revenues. The joint venture is accounted for under the equity method of accounting. The Company recorded equity in earnings of the joint venture of $32,000, $206,000 and $340,000 in 2006, 2005 and 2004, respectively. Purchases by the Company from the joint venture were $6,814,000, $18,063,000 and $18,792,000 in 2006, 2005 and 2004, respectively, and sales by the Company to the joint venture were $638,000, $4,046,000 and $4,538,000, respectively.

Due to the timing of the audit of the joint venture’s financial statements, the Company records the results for a twelve-month period ended November 30th. As of November 30, 2006 and 2005 total assets of the joint venture were approximately $5,674,000 and $7,342,000, respectively, which included current assets of approximately $5,463,000 and $7,075,000 and non-current and other assets of $212,000 and $267,000, respectively. Total liabilities were approximately $2,772,000 and $4,590,000, respectively, of which all are considered current liabilities. The joint venture has no long-term liabilities. Sales of products from the joint venture for the twelve month periods ended November 30, 2006, 2005 and 2004 were approximately $6,804,000, $17,218,000 and $18,142,000, respectively. Gross profit from operations were approximately $602,000, $1,352,000 and $1,336,000, respectively. Net operating profits were $176,000, $450,000 and $710,000, respectively.

The Company also sells components to and purchases goods from affiliates of Eastern Asia Technology Limited of Singapore. Purchases by the Company from the joint venture partner affiliates were $23,669,000, $10,473,000 and $3,487,000 in 2006, 2005 and 2004, respectively, and sales by the Company to the joint venture partner affiliates were $15,858,000, $6,222,000 and $1,182,000, respectively. These accounts are periodically settled on an offset basis with a net payment for the difference between the receivables and payables amounts.

As of December 31, 2006 and 2005, the Company had receivables due from affiliates including the joint venture of $4,112,000 and $5,624,000 respectively. This relates to certain components procured directly by the Company and supplied to its affiliates. As of December 31, 2006 and 2005, the Company had payables due to affiliates including the joint venture partner of $4,815,000 and $3,805,000 respectively. This relates to certain payments due for inventory purchased from its affiliates.

The Company has entered discussions with our WEA joint venture partner about moving the remaining Malaysian CRT production to Eastech's mainland China operations. The plan would be for this to occur during the second half of 2007 or early 2008. WEA would be liquidated after such transfer as Wells Gardner has no ownership interest in Eastech's China operations. The costs associated with such WEA liquidation cannot be determined at this time and are not expected to have a material effect on the Company's financial position and operations.

Note 12. LEASE COMMITMENTS
The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2012. The future minimum lease payments required under operating leases are as follows:

Years Ending
December 31,	(in $000's	)
2007	$893
2008	$297
2009	$18
2010	$18
2011	$17
Thereafter	$17
	$1,260

Rent expense related to operating leases was approximately $947,000, $966,000 and $865,000 during the years ended December 31, 2006, 2005 and 2004, respectively.

Note 13. UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 2006 and 2005 are as follows:
	2006
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$15,485	$18,304	$15,085	$15,875
Net (loss) earnings	$(470)	$239	$326	$247
Basic net (loss) earnings per share	$(0.05)	$0.03	$0.04	$0.03
Diluted net (loss) earnings per share	$(0.05)	$0.03	$0.04	$0.03

	2005
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$13,174	$19,358	$14,879	$13,363
Net (loss)	$(815)	$(509)	$(993)	$(679)
Basic net (loss) per share	$(0.09)	$(0.06)	$(0.11)	$(0.08)
Diluted net (loss) per share	$(0.09)	$($0.06)	$(0.11)	$(0.08)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Wells-Gardner Electronics Corporation

We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Wells Eastern Asia Displays (M) SDN.BHD., a joint venture, the investment in which, as discussed in Note 11 to the consolidated financial statements, is accounted for by the equity method of accounting. The investment in Wells Eastern Asia Displays (M) SDN.BHD. was $1,376,000 and $1,344,000 as of December 31, 2006 and 2005, and the company’s equity in its net income was $32,000, $206,000, and $340,000, respectively, for each of the three years in the period ended December 31, 2006. The financial statements of Wells Eastern Asia Displays (M) SDN.BHD. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wells Eastern Asia Displays (M) SDN.BHD., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements the Company changed its method of accounting for stock-based compensation effective January 1, 2006.

Blackman Kallick Bartelstein, LLP

Chicago, Illinois
March 13, 2007

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Anthony Spier	Anthony Spier
Chairman, President	Chairman, President
& Chief Executive Officer	& Chief Executive Officer

Marshall L. Burman	James F. Brace
Counsel to Wildman,	Vice President, Secretary, Treasurer &
Harrold, Allen & Dixon	Chief Financial Officer

Merle H. Banta
Chairman & Chief Executive Officer
BHH Management, Inc.

Frank R. Martin
Attorney and Principal of Righeimer,
Martin & Cinquino, P.C.

CORPORATE INFORMATION

ANNUAL MEETING	BANKER
The Annual Meeting of Shareholders will take	Wells Fargo Bank, N.A.
place at 2:00 p.m. on Tuesday, April 24, 2007	Milwaukee, Wisconsin
at the corporate offices of the Company.

FORM 10-K	AUDITOR
A copy of the Company’s annual report on Form	Blackman Kallick Bartelstein, LLP
10-K, as filed with the Securities and Exchange	Chicago, Illinois
Commission, is available without charge upon
written request to James F. Brace at the
corporate offices of the Company

TRANSFER AGENT	COUNSEL
LaSalle Bank N.A.	Levenfeld Pearlstein, LLC
P. O. Box 3319	Chicago, Illinois
South Hackensack, NJ 07310
Telephone: (888) 606-3971