Form 10-K, Exhibit 13
period 2007-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2008-03-21
CIK 105608

SELECTED FINANCIAL DATA
(in $000’s except for per share data, unaudited)

	Years Ended December 31,
	2007		2006		2005		2004		2003
Net sales		$59,308		$64,748		$60,774		$51,535		$46,681
Gross Margin		$9,866		$10,349		$6,893		$9,804		$8,017
Operating earnings (loss)		$546		$1,095		$(2,745)		$1,052		$(540)
Net earnings (loss)		$195		$343		$(2,996)		$1,068		$(697)

Basic net earnings (loss) per common share		$0.02		$0.04		$(0.31)		$0.13		$(0.09)
Diluted net earnings (loss) per common share		$0.02		$0.04		$(0.31)		$0.13		$0.09)
	$		$		$		$		$
Total assets		$26,601		$30,187		$29,077		$28,478		$21,172
Long-term liabilities		$6,709		$9,234		$8,187		$3,168		$5,968
Working capital		$18,376		$18.863		$16,626		$14,244		$10,052

COMMON SHARE MARKET PRICE
The Company’s common shares are traded on the American Stock Exchange under the symbol WGA.  On December 31, 2007, there were approximately 490 holders of record of the common shares.  A five percent (5%) stock dividend was issued in 2007 and 2006.  High and low prices, reflecting this dividend, for the last two years (unaudited) were:

	2007 Prices		2006 Prices
	High	Low	High	Low
Quarter ended:
March 31	$4.62	$2.86	$2.42	$1.50
June 30	$3.50	$2.90	$2.48	$1.94
September 30	$3.26	$2,95	$3.36	$2.14
December 31	$2.75	$1.49	$3.73	$2.58

CORPORATE PROFILE:

Founded in 1925, Wells-Gardner Electronics Corporation is a distributor and manufacturer of color video monitors and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company has the majority of its LCDs and CRT monitors manufactured in Mainland China. In addition, the Company's American Gaming & Electronics, Inc. subsidiary ("AGE"), a leading parts distributor to the gaming markets, sells parts and services to over 700 casinos in North America with offices in Las Vegas, Nevada, Egg Harbor Township, New Jersey, Miami, Florida and McCook, Illinois. AGE also sells refurbished gaming machines on a global basis as well as installs and services some brands of gaming machines in casinos in North America.

2007 PRESIDENT’S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

2007 was a year of enormous change both technologically and economically

•	The Company was profitable with net earnings of $195,000 or $0.02 per share compared to $343,000 or $0.04 per share in 2006 in spite of a sales decline of $5.4 million
•
The Company’s Balance Sheet strengthened considerably with the generation of $2.5 million of cash flow. Bank debt declined to $6.7 million from $9.2 million at year end 2006. This resulted in a reduction of interest expense in the year of over $120,000.

•
Wells-Gardner’s 2007 sales declined by 8 percent to $59.3 million from $64.7 million in the prior year. The sales decline was primarily due to the major slowdown in the global slot machine market. Many industry experts believe that 2007 was one of the slowest years in recent history for gaming machines.

•	The company has two counter cyclical businesses that performed well in 2007 somewhat offsetting the unfavorable gaming machine market:
o
The Company reorganized its Used Gaming Device Business (UGDs) in February 2007 and entered into a partnership with Par 4 of Hammonton, NJ. This reorganization has performed very well and in the second half of 2007, UGD sales more than doubled

o	Sales of LCD replacement kits sold directly to casinos grew by 51 percent to over 7,500 units from 5,000 in 2006.
•	Wells-Gardner signed a new 5 year supply agreement with Aristocrat which is in place until June 30, 2012.
•	LCD sales continue to drive our business and the Company sold 70,300 LCDs in 2007 an increase of 15 percent over 61,400 sold in 2006.
•
The Company closed its CRT manufacturing Malaysia joint venture in July 2007 due to the rapid decline in CRT sales. The Company has received distributions of $1.3 million by the end of 2007. As this business was accounted using the Equity Method, the distributions were not income but contributed to our cash flow generation. We expect to receive the final distribution of about $130,000 by late 2008 or early 2009.

•	The Company filed another 5 patents to bring our stable of filed patents to 10. This is a continuation of our push to broaden the scope of our Intellectual Property (IP).
•
Management amicably terminated its relationship with its long time sales representative organization, James Industries. There is currently a transition period and James Industries will stop being remunerated on August 24, 2008.

•	The Company granted a 5 percent stock dividend to shareholders for the 9th consecutive year.

Strategic Plan
Wells-Gardner has now successfully transitioned from a US based manufacturer and supplier primarily serving the low growth amusement market to a global manufacturing, service and parts distribution company for the growing gaming market. Wells-Gardner now has the majority of its LCD monitors manufactured in Mainland China. Gaming sales continued to dominate the Company’s revenues and accounted for 83% of the Company’s revenue in 2007 which is the same as 2006. Management believes that the Company must develop a new direction focusing on technology, patents and Intellectual Property to distinguish the Company from its competitors and hence earn improved profits from technological value added products. Management is committed to a new strategic plan in 2008.
The LCD Technology Transition Continues to Represent a Growth Opportunity for Wells-Gardner
The LCD demand in the gaming industry continued in 2007 in spite of the global slow down in the market.   As indicated above, the Company sold 70,300 LCDs in 2007 compared to 61,400 LCDs in 2006.  This included AGE selling over 7,500 LCDs directly to casinos generating $5.0 million up 51 percent from 5,000 units generating $3.4 million of revenue. The Company has released to the gaming market an excellent line of LCD products, developed by a team of US and Taiwanese based engineers.  In fact, Wells Gardner has several dedicated LCD engineers located at its subcontractor’s Taiwanese facility working along side over 30 of our subcontractor’s engineers. Over 75 percent of new machines to the Gaming Industry required LCDs in 2007 and we expect over 95% will in 2008.

Margin continues to be challenging for Wells Gardner
The Company continues to work hard on gross margin
•	Approximately 82 percent of the LCDs were produced in Mainland China in 2007 compared to 63 percent in 2006... LCDs made in Mainland China save approximately $30/unit.
•	There was an effective program put in place to increase production efficiency and obtain tooled metalwork
•	AGE sold over 7,500 LCDs to casinos at higher margins, which generated an increased gross margin of over $250,000.
•	There was an aggressive engineering program to cost reduce new LCD products.
•	There was a tough procurement program implemented to reduce the cost of purchased LCD panels and other components.

American Gaming & Electronics (AGE)
The Company acquired AGE in 2000 and established it as a wholly owned subsidiary. AGE has direct sales operations in Las Vegas and Reno, Nevada, California, New Mexico, Arizona, New Jersey, New York, Connecticut, Florida and throughout the Midwest. AGE also has distributors in Mississippi and Louisiana and in 2007 added a distributor covering Macau, Singapore and 11 other South East Asian countries. The Company has distribution relationships with 3M, GE, Nanoptix, and others. AGE also purchases, refurbishes and markets used gaming devices out of the New Jersey facility of Par 4, our partner, to both national and international customers. AGE now sells to virtually every casino in North America. The Company is negotiating a distributorship for the UK and other European counties, and expects to have it finalized in early 2008.

Asian Manufacturing
Asian manufacturing is essential to our strategy of being a globally competitive manufacturer of LCDs. The Company has a long-term contract to manufacture its LCDs at our subcontractor’s China facility in Shen Zhen, near Hong Kong. By June 2008, a second Chinese LCD manufacturing facility will be operational in Mainland China. Asian manufactured facilities accounted for over 75% of Wells-Gardner’s LCDs and CRTs in fiscal 2007 compared to 66 percent in 2006. In fiscal 2007, the Company manufactured approximately 58,000 LCDs in China and 28,000 CRT monitors in Malaysia, for a total of 86,000 Asian manufactured units... As remarked above the Malaysian CRT manufacturing joint venture was closed down in July 2007.

Gaming Strategy
Wells-Gardner is continuing its strategy of using its strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas. The Company is now participating in four areas of the gaming market:
•	LCD manufacturing in Mainland China and the US and primarily for the gaming industry.
•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America and Central America, South America, Macau and South East Asia and shortly into Europe.
•	Servicing games and game parts for casinos throughout North America
•	Refurbishing and selling used gaming equipment to customers worldwide
The strategy is proving successful as gaming revenue accounted for approximately 83% of the Company’s total revenue in 2007 compared to 52% in 2000.

Wells-Gardner is the Largest Monitor and LCD Manufacturer in the Global Gaming Industry.
The company sells to 6 of the top 10 global gaming manufacturers. The Company estimates its 2007 market share of monitors and LCDs at 32%.

Quality Continues To Be the Top Priority
Wells-Gardner remains committed to being the “best-in-class” quality supplier in all our served markets.  The Company is has experienced a defect rate for its LCDs of around 0.33%, compared to the industry standard of 1.0%, which few if any of our competitors can match. Our team of American and Taiwanese engineers have developed extremely high quality and highly reliable LCDs.

2008 Global Gaming Outlook
The global slot machine market hit a wall in 2007. Many industry experts consider 2007 the low point of the slot machine cycle.  Industry experts are forecasting a domestic replacement market opportunity of 286,000 units between 2008 and 2011. They are also forecasting domestic expansion of new units of 138,000 from 2008 to 2011.While the timing of new installations in Florida and California will determine the early 2008 growth, the recent actions of voters and tribal governments have added more than 40,000 new slot machines to the upcoming supply forecasts.

Internationally, things are moving even faster as IGT reported in their recent conference call.  In 2007, Macau casinos generated more gaming revenue than the Las Vegas Strip, and they are expected to surpass all of Nevada in gaming revenues in 2008.  Singapore approved two casino licenses in 2006 with construction underway on the first, the Marina Bay Sands.   Japan's Diet (Legislature) is debating a bill to legalize casinos across the country while

Thailand and other Asian countries are seriously looking at the successful Macau experience.  In Europe, the casino expansion is beginning with the United Kingdom taking the lead.

While all this new expansion goes on, the domestic gaming industry is progressing towards the transition to server based gaming, a system which many believe will bring on the next replacement cycle for the slot machine market.  Wells-Gardner is well positioned to take advantage of both overseas and domestic growth as we sell to 6 of the top 10 global gaming manufacturers, all which have various market share advantages in different locations.

2008 Wells-Gardner Outlook
LCDs continue to dominate Wells-Gardner’s manufacturing and distribution gaming businesses. Consequently, Wells-Gardner expects to continue to grow its revenue by further penetration of the gaming market as well as by growing the AGE business with aggressive, experienced gaming management. The Company’s major gaming customers are expected to have strong performances in 2008. This and the general gaming growth should translate into increased Wells-Gardner sales that are expected to grow by over 10 percent. However, margins are expected to remain a challenge and margin declines will be offset by sales growth and cost control. The Company is continuing to move a substantial amount of LCD production to Mainland China and is opening a second facility there. As always, the major risks are the uncertain international political climate.

I thank all of you for your continued support as we complete the implementation of our strategic plan. I am confident that this will lead to increased profitability and improved shareholder value.

Anthony Spier
Chairman of the Board, President
& Chief Executive Officer

March 1, 2008

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net sales decreased 8.4% to $59.3 million in 2007 compared to $64.7 million in 2006.  The decline in sales were attributable to a 28% unit and a $4.3 million decline in CRT sales which were only partially offset by a 14% unit increase and $0.2 million decrease in LCD sales.  Parts sales declined $1.2 million and used games sales increased $0.3 million in 2007 compared to 2006.  In 2007 and 2006, gaming related sales accounted for 83% of total sales, while amusement sales accounted for 17% of total sales.

Gross margin for 2007 decreased $0.5 million to $9.9 million or 16.6% of sales compared to $10.35 million or 16.0% in 2006 for a 0.6% year over year improvement in margin percentage.  The $5.4 million sales decline reduced the gross margin by $840,000, while the improvement in margin percentage increased the gross margin by $356,000.  The gross margins were higher the first half and lower the second half of 2007 due to increasing competitive selling price pressures the second half of the year.  The company is developing lower cost product for the class II gaming and amusement markets to address the margin issue.

Operating expense increased only $66,000 due to increased engineering sample expense, travel expense, and catalogue expense almost completely offset by lower legal expense.  Operating expense increased to 15.7% of sales in 2007 from 14.3% of sales in 2006 due to the significantly lower sales in 2007 compared to 2006.  The Company continues to reduce its headcount and to place great emphasis on operating expense control.

Operating income declined $550,000 to $545,000 in 2007 compared to $1,095,000 in 2006.

Interest expense was $683,000 in 2007 compared to $806,000 in 2006 due to lower average debt balances and lower interest rates.  Joint venture income was $24,000 in 2007 compared to $32,000 in 2006 notwithstanding the close down and liquidation of the Wells East Asia CRT operations.  The Company recorded a liquidation reserve of $194,000 which was offset by $153,000 of foreign currency gains and $65,000 of current year operating income.  Other income was $314,000 in 2007 compared to $10,000 in 2006.  The primary components of other income in 2007 were $275,000 of foreign currency gains on accounts receivable and a $32,000 collection of a bad debt which had been previously expensed, neither of which will likely recur.

Income tax expense was $6,000 in 2007 compared to income tax benefit of $12,000 in 2006.  The Company has available a net operating loss carry forward of approximately $6.8 million as of December 31, 2007.

Net income was $195,000 in 2007 compared to $343,000 in 2006.  For 2007 basic and diluted earnings per share was $0.02 compared to basic and diluted earnings per share of $0.04 in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales increased 6.5% to $64.7 million in 2006 compared to $60.8 million in 2005.  The increase in sales were attributable to a 104% unit and a $18.9 million increase in LCD sales which were only partially offset by a 37% unit decline and $12.8 million decrease in CRT sales.  Parts sales declined $2.6 million and used games sales increased $0.4 million in 2006 compared to 2005.  In 2006 and 2005, gaming related sales accounted for 83% and 74% of total sales respectively, while amusement sales accounted for 17% and 26% of total sales respectively.

Gross margin for 2006 increased $3.5 million to $10.3 million or 16.0% of sales compared to $6.9 million or 11.3% in 2005 for a 4.7% year over year improvement.  The primary factors contributing to the gross margin improvement were producing a higher percentage of our LCDs in mainland China, better purchasing of our LCDs and other components, lower cost CRT board sets in the second half of the year, higher selling prices to the amusement industry, better scheduling resulting in less non tooled metal costs and air freight, and a lower headcount in 2006.  Although the market remains quite competitive, average selling price reductions were significantly less than the cost reductions the Company achieved in 2006.

Operating expense decreased by 3.5% to $9.3 million in 2006 compared to $9.6 million in 2005.  If the $487,000 of non recurring operating expenses in 2005 were eliminated, operating expenses increased $148,000 in 2006 compared to 2005.  The increase was primarily due to increased legal expense for a lawsuit and increased bad debt, accounting and bank fee expense offset by lower salaries and benefits expense.  The Company has aggressively reduced its headcount since June 2005 and continues to place great emphasis on operating expense control.

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

Income tax income was $12,000 in 2005 compared to income tax expense of $19,000 in 2005.  The Company has available a net operating loss carry forward of approximately $8.3 million as of December 31, 2006.

Net income was $343,000 in 2006 compared to a loss of ($2,996,000) in 2005.  For 2006 basic and diluted earnings per share was $0.04 compared to basic and diluted loss per share of ($0.33) in 2005.

2008 Outlook
Management expects 2008 sales to be between $65 million and $68 million. Total units are expected to increase more than 5% and the average selling price is expected to increase 7% due to favorable mix shift as LCDs have higher average selling prices than CRTs.  LCD shipments are expected to increase nearly 50% in 2008 to over 103,000 units compared to 70,000 in fiscal 2007, which will more than offset the expected 40% decline in CRTs.  While margins are expected to remain under pressure, this is expected to be more than offset by both the growth of revenues and tight cost controls. The anticipated sales increase is due to new shipments planned by our customers to Pennsylvania, Florida, California and Macau and the continued growth of the LCD replacement kits sold directly to casinos.

Market & Credit Risks
The Company is subject to certain market risks, mainly interest rates.  On August 21, 2006, the Company entered into a four-year, $15 million credit facility with Wells Fargo Bank NA. As of December 31, 2007, the Company had total outstanding bank debt of $6.7 million at an average interest rate of 7.8%.  The Company’s base rate is a variable interest rate at prime plus 0.5%.  In addition, the Company pays about 2.5% credit insurance on its foreign receivables.  An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid.  The Company may pay down the loans at any time as long as monthly interest charges are not less than $30,000 per month in the first two years and not less than $20,000 per month in the last two years of the four year agreement.  All bank debt is due and payable on August 21, 2010.

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

Inventory Obsolescence & Costing Methods

Inventory is stated at the lower of cost (first-in, first-out) or market.  The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products and based on the Company’s historical usage.  During 2007 the Company’s slow moving and obsolescence reserve increased approximately $210,000 due to the transition of the major product lines from CRTs to LCDs.

Provision for Bad Debts

The Company is exposed to credit risk on certain assets, primarily accounts receivable.  The Company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited except for the Company’s four largest customers.  The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

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

Liquidity & Capital Resources
Accounts receivable decreased to $6.0 million in 2007 compared to $7.2 million in 2006 or $1.2 million. This decrease is attributed to lower sales in the fourth quarter of 2007. Accounts receivable due from subcontractors decreased to $4.0 million in 2007 compared to $4.1 million in 2005 or $0.1 million as the Company reduced the component inventories provided to its subcontractors to build products overseas.

Inventory decreased to $12.9 million in 2007 compared to $13.8 million in 2006 or $0.9 million.  This decrease was due to strong inventory control recognizing the lower expected sales at the end of 2007 and the beginning of 2008.

Accounts payable decreased to $1.6 million in 2007 compared to $2.1 million in 2006 or $0.5 million due to lower production in the US.  Accounts payable to subcontractors also decreased to $3.4 million in 2007 compared to $4.8 million in 2006 or $1.4 million due to lower anticipated sales at the end of 2007 and the beginning of 2008.

The net of prepaids and accrued expenses increased cash flow by $0.1 million.  The net of our 2007 earnings, depreciation and amortization, dividend from joint venture and other non cash adjustments to earnings resulted in $1.5 million of cash provided in operations.

These changes resulted in $1.9 million of cash being provided by operations.

Dividends from our joint venture during 2007 provided $0.5 million of cash, while capital additions used $0.1 million of cash for a net $0.4 million of net cash provided by investing activities.

Long-term liabilities decreased to $6.7 million in 2007 compared to $9.2 million in 2006 which used $2.5 million of cash.  Cash provided by sales of stock issued under the employee stock option plan and stock grants was $0.2 million in 2007.  This resulted in $2.3 million of net cash used in financing activities.  Cash at the beginning and end of the year was $0.3 million.

Shareholders’ equity was $13.7 million in 2007 compared to $13.2 million in 2006 or an increase of $0.5 million.  This increase was attributed to the Company’s net earnings in 2007 plus the proceeds provided by sales of stock under the employee stock option plan and stock grants.

The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times.  Under its current credit facility, the Company is required to maintain certain financial covenants.  These covenants included a minimum net book value, minimum earnings, a maximum capital expenditure and a maximum compensation increase that the company must meet each quarter during the term of the agreement.  While the Company currently expects to meet these financial covenants during 2008, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

Contractual Obligations
The following table summarizes the Company’s contractual commitments as of December 31, 2007. The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

	Payments Due In Year Ending December 31,
(in $000’s)	Total	2008		2009		2010	2011		2012			2013+
Note Payable (Note 4)	$6,709	$	----	$	----	$6,709	$	----	$	----	$	----
Operating Leases (Note 11)	$3,526		$741		$698	$698		$600		$589		$200
	$10,235		$741		$698	$7,407		$600		$589		$200

Inflation
In 2007 and 2006, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS
As of December 31,
(in $000’s except for share information)
	2007	2006
ASSETS
Current Assets:
Cash	$299	$334
Accounts receivable, net of allowances of $154 in 2007 & $253 in 2006	6,021	7,182
Accounts receivable (subcontractor in 2007, affiliate in 2006)	4,026	4,113
Inventory	12,913	13,818
Prepaid expenses & other assets	1,306	1,162
Total current assets	$24,565	$26,609

Property, Plant & Equipment (at cost):
Leasehold improvements	389	379
Machinery, equipment & software	8,912	8,836
less: Accumulated depreciation & amortization	(8,778)	(8,342)
Property, plant & equipment, net	$523	$873

Other Assets:
Investment in joint venture	129	1,376
Deferred Tax Asset, net	55	0
Goodwill	1,329	1,329
Total other assets	$1,513	$2,705
Total Assets	$26,601	$30,187

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	1,628	2,081
Accounts payable (subcontractor in 2007, affiliate in 2006)	3,426	4,814
Accrued expenses	1,135	851
Total current liabilities	$6,189	$7,746

Long-Term Liabilities:
Note payable	6,709	9,234
Total long-term liabilities	$6,709	$9,234
Total Liabilities	$12,898	$16,980

Shareholders' Equity:
Common shares:
$1 par value; 25,000,000 shares authorized;
9,835,450 shares issued at December 31, 2007
9,255,123 shares issued at December 31, 2006	9,835	9,255
Capital in excess of par value	6,503	6,755
Accumulated deficit	(2,408)	(2,602)
Unearned compensation	(227)	(201)
Total Shareholders' Equity	$13,703	$13,207
Total Liabilities & Shareholders' Equity	$26,601	$30,187

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31,
(in $000’s except for share & per share data)
	2007	2006	2005
Net sales	$59,308	$64,748	$60,774
Cost of sales	49,442	54,399	53,881
Gross Margin	9,866	10,349	6,893
Engineering, selling & administrative	9,320	9,254	9,638
Operating earnings (loss)	546	1,095	(2,745)
Other (income) expense:
Interest	683	806	444
Joint Venture income	(24)	(32)	(206)
Other income (Primarily currency gains in 2007)	(314)	(10)	(6)
Earnings (loss) before income tax	201	331	(2,977)
Income tax expense (benefit)	6	(12)	19
Net earnings (loss)	$195	$343	$(2,996)

Basic net earnings (loss) per common share	$0.02	$0.04	$(0.31)

Diluted net earnings (loss) per common share	$0.02	$0.04	$(0.31)

Basic common shares outstanding	9,818,204	9,639,368	9,518,446
Diluted common shares outstanding	9,849,596	9.680,174	9,518,446

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in $000’s)
		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders'
	Shares	Par Value	Deficit	Compensation	Equity
December 31, 2004	$8,153	$7,162	$51	$(87)	$15,279

Net loss			(2,996)		(2,996)
Stock dividend issued	412	(412)			0
Issuance / cancellation of stock awards (net)	36	226		(271)	(9)
Shares issued from stock purchase plan	9	28			37
Stock options exercised	34	4			38
Amortization of unearned compensation				94	94
December 31, 2005	$8,644	$7,008	$(2,945)	$(264)	$12,443

Net earnings			343		343
Stock dividend issued	436	(436)			0
Issuance / cancellation of stock awards (net)	21	4		(29)	(4)
FAS 123R Option compensation		11			11
Shares issued from stock purchase plan	3	4			6
Stock options exercised	151	165			316
Amortization of unearned compensation				92	92
December 31, 2006	$9,255	$6,755	$(2,603)	$(201)	$13,207

Net earnings			195		195
Stock dividend issued	467	(467)			0
Issuance / cancellation of stock awards (net)	31	85		(116)	0
FAS 123R Option compensation		3			2
Stock options exercised	82	127			209
Amortization of unearned compensation				90	90
December 31, 2007	$9,835	$6,503	$(2,408)	$(227)	$13,703

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,
(in $000’s)
	2007	2006	2005
Cash flows from operating activities:
Net earnings (loss)	$195	$343	$(2,996)
Adjustments to reconcile net earnings (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization	444	517	603
Bad debt expense	79	214	38
Amortization of unearned compensation	90	90	85
Share of earnings of joint venture	(30)	(32)	(206)
Retained earnings dividend from Joint Venture	770	0	0
Deferred Income Tax	(55)	0	0
Changes in current assets & liabilities:
Accounts receivable, net	1,082	(2,293)	616
Inventory	905	(1,087)	825
Prepaid expenses & other	(145)	121	(490)
Accounts payable, net	(453)	(1,813)	(439)
Due to/from subcontractor in 2007 / affiliates in 2006	(1,301)	2,520	(3,207)
Accrued expenses	284	103	72
Net cash provided by (used in) operating activities	$1,865	$(1,317)	$(5,099)

Cash flows provided by (used in) investing activities:
Capital dividend from Joint Venture	507	0	0
Additions to property, plant & equipment, net	(94)	(59)	(198)
Net cash provided by (used in) investing activities	$413	$(59)	$(198)

Cash flows from financing activities:
Borrowings (repayments) from note payable	(2,525)	1,047	5,019
Proceeds from stock issued, options exercised
& employee stock purchase plan	212	331	76
Net cash (used in) provided by financing activities	(2,313)	$1,378	$5,095

Net (decrease) increase in cash	(35)	2	(202)
Cash at beginning of year	334	332	534
Cash at end of year	$299	$334	$332

Supplemental cash flows disclosure:
Income taxes paid	$15	$2	$19
Interest paid	$683	$806	$444

See accompanying notes to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. DESCRIPTION OF THE BUSINESS
Wells-Gardner Electronics Corporation is a global distributor and manufacturer of color video displays and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company’s primary business is the distribution, design, manufacture, assembly, service and marketing of color LCD (liquid crystal display) and CRT(cathode ray tube) video monitors, gaming supplies and other components, with facilities in the United States and a manufacturing subcontract relationship with two separate companies to manufacture LCD and CRT video displays in China.  Prior to October 2007, the Company also had a manufacturing joint venture in Malaysia.  This joint venture was closed and liquidated in 2007.

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

Receivables
Receivables are carried at original invoice or closing statement amount less estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. A receivable is considered to be past due if any portion of the receivable balance is outstanding past terms which are normally 30 days. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Inventory Obsolescence & Costing Methods
Inventory is stated at the lower of cost (first-in, first-out) or market. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.

Provision for Warranty
The Company offers certain warranties on its products and has a general reserve for potential future charges incurred in connection with in-warranty repairs and services. This reserve is based on historical actual repairs. If the actual charges incurred exceed management’s estimates, operating results could be impacted.  The warranty reserve for 2007, 2006 and 2005 was $200,000, $206,000 and $169,000 respectively.

Property, Plant & Equipment
Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment - five to fifteen years & leasehold improvements - shorter of lease term or estimated useful life.

Internal Use Software
The Company has adopted the provisions of Statement of Position 98-1, “Accounting for the Costs of Software Developed or Obtained for Internal Use.” Accordingly, certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software. Total capitalized costs as of December 31, 2007 and 2006 were $1.8 million and are included in property, plant & equipment on the face of the balance sheets. During the years ended December 31, 2007 and 2006, amortization expense related to the capitalized software was $236,000 and $249,000, respectively.

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

Goodwill
The Company accounts for its goodwill in conformity with SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2007 and 2006 by utilization of a discounted cash flow analysis.

Engineering Research & Development
Engineering research and development costs for the years ended December 31, 2007, 2006 and 2005 were approximately $1,487,000, $1,310,000, and $1,366,000, respectively, which were 2.5%, 2.0%, and 2.2% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the statement of operations.

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

Earnings (Loss) Per Share
Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options and warrants. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2007, 2006 and 2005.

Stock Based Compensation
At December 31, 2007, the Company has two stock-based compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of SFAS No. 123(R).

Reclassifications
Certain amounts in previously issued financial statements have been reclassified to conform to the current year’s presentation.

In 2005, the Company has reduced cost of sales by $426,000 and increased engineering, selling and administrative expense by the same amount to properly classify customer service personnel expense.

In 2006, the Company reclassified the additional paid in capital and accumulated deficit in shareholders’ equity to properly reflect the accounting for stock dividends since 2002.  Stock dividends are capitalized to par value and to additional paid in capital as long as the company has positive retained earnings.  If the company does not have retained earnings, only the par value is capitalized.  Since the end of 2001, the company has not had sufficient retained earnings to capitalize the stock dividend value in excess of par value to additional paid in capital.  However, entries had been made in error in each of these years to increase additional paid in capital and accumulated deficit.  The Company has reduced additional paid in capital and accumulated deficit for the years 2002, 2003, 2004 and 2005 in the amount of $712,000, $606,000, $1,139,000 and $2,122,000, respectively, to reflect this reclassification.

Recently Issued Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements” (FAS 157). FAS 157 defined fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal years beginning after November 2007 and interim period within those fiscal years.  We are currently evaluating the impact this standard will have on the Company’s operating income and the Statement of Financial position.  The Company will adopt FAS 157 as of January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS No. 159), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date.  This Statement is effective as of the beginning of our 2008 fiscal year.  We are currently evaluating the impact, if any, adopting SFAS No. 159 will have on our financial statements.

The Company adopted FIN 48 effective January 1, 2007.  There was no impact to the financial statements of the Company due to adopting FIN 48.

Note 3. INVENTORY
Net inventory, which includes a valuation reserve of $2,145, $1,935 and $993 in 2007, 2006 and 2005, respectively, consisted of the following components:

	December 31,
(in $000's)	2007	2006	2005
Raw materials	$4,525	$4,053	$5,821
Work in progress	$580	$309	$127
Intransit finished goods	$1,521	$1,927	$-
Finished goods	$6,287	$7,529	$6,783
Total	$12,913	$13,818	$12,731

Note 4. DEBT
The Company has entered into a four-year, $15 million, secured credit facility with Wells Fargo Bank National Association. Substantially all assets of the Company are secured as collateral for this credit facility and the Company must maintain certain financial covenants including minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases. All cash dividends must be approved by the bank.  At December 31, 2007 and 2006, the Company had total outstanding bank debt of $6.7 million and $9.2 million, respectively, at a combined average interest rate of 7.8% and 8.75%, respectively. As of December 31, 2007 the company had availability of $3.2 million in addition to the $6.7 million outstanding. Availability is 85% of eligible accounts receivable and 55% of eligible inventory less outstanding debt. All bank debt is due and payable on August 21, 2010.

Note 5. STOCK PLANS
The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,861,594 common shares.

Stock Options
Options may be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2007, 10 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through April 8, 2014.

Under the stock option plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123 (R), the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model.  The Company has not issued any Incentive Stock Options since 2004, except for adjustments to previous grants for the 5% stock dividend declared in 2007, 2006 and 2005.  It is the Company’s policy to issue new stock certificates to satisfy stock option exercises.

Stock options exercisable at December 31, 2007, 2006 and 2005 were 125,105, 200,674 and 350,247, respectively.  No options were granted in 2007, 2006 or 2005. The total intrinsic value of shares exercised in 2007, 2006 and 2005 were $316,000, $401,000 and $240,000, respectively. The total cash received in 2007, 2006 and 2005 for the exercise of stock options was $209,000, $316,000 and $38,000.

The effect on 2005 net income had the company applied the fair value recognition provision of SFAS 123 ( R) to share based compensation would have been to increase the net loss by $13,000 from a net loss of $2,996,000 to $3,001,000. The following table summarizes information about stock options outstanding as of December 31, 2007:

			Weighted average	Aggregate
		Weighted average	Remaining	Intrinsic
	Options	exercise price	Contractual Life	Value
Outstanding at beginning of year	200,674	$2.41
Granted	0	$-
5% Stock Dividend	10,032	$2.35
Forfeited	(379)	$1.82
Exercised	(85,222)	$2.44
Outstanding, December 31, 2007	125,105	$2.19	2.5
Exercisable, December 31, 2007	125,105	$2.19	2.5	0

Restricted Shares
The employees will earn the restricted shares in exchange for services to be provided to the Company over a five-year vesting period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000.  The fair value of restricted shares is based on market price on the grant date.  In 2006 and 2005, the Company granted 47,250 and 48,000 restricted shares, respectively, with weighted average grant date fair values of $2.19 and $5.75, respectively. The Company recorded $90,000, $90,000 and $85,000 in related net compensation expense for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, 125,193 restricted shares are outstanding on a dividend adjusted basis. Total unrecognized compensation cost related to unvested stock awards is approximately $227,000 and is expected to be recognized over a weighted average period of 2 years.

The following table summarizes information regarding Restricted Share activity as of December 31, 2007:
		Weighted average
		Grant Date
	Shares	Fair Value
Unvested at December 31, 2006	108,647	$1.85
Granted	32,812	$3.54
Vested	(16,266)	$4.91
Forfeited		$-
Outstanding, December 31, 2007	125,193	$1.88

Warrants
On September 23, 2004, the Company completed a $5.5 million private equity placement pursuant to separate agreements for the issuance of 1,216,816 (unadjusted) shares of its common stock, $1.00 par value, to certain institutional investors at a price of $4.52 per share (unadjusted), and issued warrants to those investors which will allow them to purchase up to an additional 486,726 (unadjusted) shares of common stock at $6.24 per share (unadjusted). These warrants became exercisable on March 21, 2005 and expire on March 20, 2010. As a result of the private equity placement, the Company raised approximately $5.0 million (net of $463,000 in expenses) through the sale of the common stock. The Company used the proceeds to pay down its bank debt. As of December 31, 2007 there has been no activity related to the outstanding warrants. The current exercise price of the 563,382 warrants after stock dividends as of December 31, 2007 is $5.39.

Note 6. ACCRUED EXPENSES
Accrued expenses consisted of the following items:
	December 31,
(in $000's)	2007	2006
Payroll & related costs	$123	$98
Sales commissions	$85	$55
Warranty	$200	$206
Other accrued expenses	$727	$492
Total	$1,135	$851

Note 7. SIGNIFICANT CUSTOMERS
The Company’s largest customer accounted for 35%, 29% and 26% of total revenues in 2007, 2006 and 2005, respectively, and 37% of total accounts receivable as of December 31, 2007 and 2006. The next largest customer accounted for 12% of the total revenue in 2006 and 9% of the total accounts receivable.  No other customer accounted for more than 10% of sales in 2007, 2006 and 2005, respectively.

Note 8. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:
(in $000's)	2007	2006	2005
Computed expected tax expense (benefit)	$66	$117	$(1,019)
State income tax expense (benefit), net of Federal tax effect	$9	$16	$(138)
Distribution from Joint Venture	$368	$-	$-
Reduction of valuation allowance	$(55)	$-	$-
Other, net (primarily permanent differences)	$(87)	$30	$(32)
Change in valuation allowance (regarding utilization of NOL)	$(295)	$(175)	$1,208
Income Tax Expense (Benefit)	$6	$(12)	$19

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:
	December 31:
(in $000's)	2007	2006	2005
Deferred tax assets:
Allowance for doubtful accounts	$60	$98	$52
Warranty reserve	$78	$79	$65
Inventory reserve	$833	$747	$384
Net operating loss carry forwards	$2,468	$2,939	$3,564
Alternative minimum tax credit carryforwards	$74	$62	$62
General business credit carry forwards	$129	$129	$129
Other	$101	$91	$47
Total gross deferred tax assets	$3,743	$4,145	$4,303
Less valuation allowance	$(3,361)	$(3,711)	$(3,886)
Total deferred tax assets	$382	$434	$417
Deferred tax liabilities:
Property, plant, equipment and software, principally depreciation	$6	$129	$265
Goodwill	$321	$305	$152
Total deferred tax liabilities	$327	$434	$417
Net deferred taxes	$55	$-	$-

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has historically provided a 100% valuation allowance on their net deferred tax benefits.  The net change in the valuation allowance for the year ended December 31, 2007 was a decrease of $350,000. This change recognizes the portion of deferred tax assets expected to be realized in the near future.  This change represents the Company’s belief that it is more likely than not that a profit will be generated through the end of 2008, which will allow them to use a portion of the current net operating loss carry forwards.  As of December 31, 2007, the Company has net operating loss carry forwards for Federal income tax purposes of approximately $6,771,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carry forwards of approximately $74,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carry forwards of approximately $129,000, which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2012.  No unrecognized tax benefits are set to expire in the next twelve months that may have an impact upon the Company’s effective tax rate.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions.  The tax year 2004, 2005, 2006 and 2007 remain open to examinations.  Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.  During the twelve months ended December 31, 2007, the Company did not recognize expense for interest or penalties, and do not have any amounts accrued at December 31, 2007, as the Company does not believe it has taken any uncertain tax positions.

Note 9. EARNINGS PER SHARE
During 2007, 2006 and 2005, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 467,363, 436,108 and 411,627 additional common shares in 2007, 2006 and 2005, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

(in $000's except for per share data)	2007	2006	2005
Basic earnings (loss) per common share:
Net earnings (loss)	$195	$343	$(2,996)

Weighted-average common shares outstanding	9,818	9,639	9,518

Basic net earnings (loss) per common share	$0.02	$0.04	$(0.31)

Diluted earnings (loss) per common share:
Net earnings (loss)	$195	$343	$(2,996)

Weighted-average common shares outstanding	9,818	9,639	9,518
Add: Effect of dilutive stock options	31	41	0
Adjusted weighted-average common shares outstanding	9,850	9,680	9,065

Diluted net earnings (loss) per common share	$0.02	$0.04	$(0.31)

As of December 31, 2007, 2006, and 2005 there were 563,382 warrants outstanding to purchase common stock at $5.39.  These warrants were anti-dilutive and excluded from the diluted earnings per share. For the year ended December 31, 2007, 2006 and 2005, there were 6,542, 97,320 and 5,933 options, respectively, which were anti-dilutive and excluded from the diluted earnings per share calculation.

Note 10. JOINT VENTURE / AFFILIATES
In 2000, the Company entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture video monitors in Malaysia. This joint venture was closed and liquidated in 2007.  Over 90% of the investment in the joint venture has been repatriated as of December 31, 2007.  The Company was the sole customer of the joint venture and accounted for 100% of its revenues. The joint venture is accounted for under the equity method of accounting. In 2007 the Company recorded a liquidation reserve of $194,000 which was offset by $153,000 of foreign currency gains and $65,000 of current year operating income. The Company recorded equity in earnings of the joint venture of $24,000, $32,000 and $206,000 in 2007, 2006 and 2005, respectively. In 2007, the Company recorded a liquidation reserve of $194,000 which was offset by $153,000 of foreign currency gains and $65,000 of current year operating income. Purchases by the Company from the joint venture were $5,510,000, $6,814,000 and $18,063,000 in 2007, 2006 and 2005, respectively, and sales by the Company to the joint venture were $219,000, $638,000 and $4,046,000, respectively.

Due to the timing of the audit of the joint venture’s financial statements, the Company normally records the results for a twelve-month period ended November 30th.  However, as the joint venture closed and liquidated in 2007, the financial statements used for 2007 were as of the liquidation date - October 5, 2007.   As of October 5, 2007 and November 30, 2006 total assets of the joint venture were approximately $1,273,000 and $5,674,000, respectively.  Total liabilities were approximately $22,000 and $2,772,000, respectively, of which all are considered current liabilities. The joint venture has no long-term liabilities.  Sales of products from the joint venture for the twelve month periods ended November 30, 2007, 2006 and 2005 were approximately $4,142,000, $6,804,000 and $17,218,000, respectively. Gross profit from operations was approximately $83,000, $602,000 and $1,352,000, respectively. Net operating profits were $223,000, $176,000 and $450,000, respectively.  Entries were also made in December 2007 to record the dividend payment of $507,000 as well as a currency gain of $10,000.  These entries are not represented in the October 5, 2007 financial statements.

The Company also sells components to and purchases goods from affiliates of Eastern Asia Technology Limited of Singapore.  Prior to the liquidation date of the joint venture, these companies were considered affiliates of the Company.  Subsequent to the liquidation, these companies are considered subcontract vendors.  Purchases by the Company from the joint venture partner affiliates were approximately $18,816,000, $23,669,000 and $10,473,000 in 2007, 2006 and 2005, respectively, and sales by the Company to the joint venture partner affiliates were $13,847,000, $15,858,000 and $6,222,000, respectively. These accounts are periodically settled on an offset basis with a net payment for the difference between the receivables and payables amounts.

Note 11. LEASE COMMITMENTS
The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2013. The future minimum lease payments required under operating leases are as follows:

Years ending
(in $000's)	December 31
2008	$741
2009	$698
2010	$698
2011	$600
2012	$589
Thereafter	$200
$3,526

Rent expense related to operating leases was approximately $851,000, $947,000 and $966,000 during the years ended December 31, 2007, 2006 and 2005, respectively.

Note 12. OTHER INCOME
The primary components of other income in 2007 were $275,000 of foreign currency gains on accounts receivable and a $32,000 collection of a bad debt which had been previously expensed.

Note 13. UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 2007 and 2006 are as follows:
	2007
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$15,980	$15,129	$14,524	$13,675
Gross margin	$2,968	$2,600	$2,444	$1,854
Net earnings (loss)	$321	$161	$34	$(321)
Basic net earnings (loss) per share	$0.03	$0.02	$0.00	$(0.03)
Diluted net earnings (loss) per share	$0.03	$0.02	$0.00	$(0.03)

	2006
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$15,485	$18,304	$15,085	$15,875
Gross margin	$2,071	$2,766	$2,664	$2,850
Net (loss) earnings	$(470)	$239	$326	$247
Basic net (loss) earnings per share	$(0.05)	$0.03	$0.04	$0.03
Diluted net (loss) earnings per share	$(0.05)	$0.03	$0.04	$0.03

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Wells-Gardner Electronics Corporation

We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We did not audit the 2007 and 2006 financial statements of Wells Eastern Asia Displays (M) SDN.BHD., a joint venture, the investment in which, as discussed in Note 10 to the consolidated financial statements, is accounted for by the equity method of accounting. The investment in Wells Eastern Asia Displays (M) SDN.BHD. was $129,000 and $1,376,000 as of December 31, 2007 and 2006, and the company’s equity in its net income was $24,000 and $32,000, respectively, for the years then ended.  The financial statements of Wells Eastern Asia Displays (M) SDN.BHD. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wells Eastern Asia Displays (M) SDN.BHD., is based solely on the report of the other auditors, except as disclosed in Note 10.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/S/ Blackman Kallick, LLP
Chicago, Illinois
March 18, 2008

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Anthony Spier	Anthony Spier
Chairman, President & Chief Executive Officer	Chairman, President & Chief Executive Officer

Marshall L. Burman	James F. Brace
Counsel to Wildman, Harrold, Allen & Dixon	Executive Vice President, Secretary, Treasurer & Chief Financial Officer

Merle H. Banta
Chairman & Chief Executive Officer BHH Management, Inc.

Frank R. Martin
Attorney Righeimer, Martin & Cinquino, P.C.

CORPORATE INFORMATION

ANNUAL MEETING	BANKER
The Annual Meeting of Shareholders will take place at 10:00 a.m. on Tuesday, May 13, 2008 at the corporate offices of the Company	Wells Fargo Bank N.A. Milwaukee, WI

FORM 10-K	AUDITOR
A copy of the Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to James F. Brace at the corporate offices of the Company
Blackman Kallick, LLP Chicago, Illinois

TRANSFER AGENT	COUNSEL
LaSalle Bank N.A. P.O. Box 3319 South Hackensack, NJ 07310 Telephone: (888) 606-3971	Levenfeld Pearlstein, LLC Chicago, Illinois