Form 10-K, Exhibit 13
period 2008-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2009-03-10
CIK 105608

SELECTED FINANCIAL DATA
(in $000’s except for per share data, unaudited)

	2008		2007		2006		2005		2004
Net sales		$53,839		$59,308		$64,748		$60,774		$51,535
Gross margin		$8,356		$9,866		$10,349		$6,893		$9,804
Operating earnings (loss)		$582		$546		$1,095		$(2,745)		$1,052
Net earnings (loss)		$204		$195		$343		$(2,996)		$1,068
	$		$		$		$		$
Basic net earnings (loss) per common share		$0.02		$0.02		$0.03		$(0.30)		$0.12
Diluted net earnings (loss) per common share		$0.02		$0.02		$0.03		$(0.30)		$0.12

Total assets		$25,848		$26,601		$30,187		$29,077		$28,478
Long-term liabilities		$5,185		$6,709		$9,234		$8,187		$3,168
Working capital		$17,302		$18,376		$18,863		$16,626		$14,244

COMMON SHARE MARKET PRICE
The Company’s common shares are traded on the American Stock Exchange under the symbol WGA.  On December 31, 2008, there were approximately 475 holders of record of the common shares.  A five percent (5%) stock dividend was issued in 2008 and 2007.  High and low prices, reflecting this dividend, for the last two years, unaudited, were:

	2008 Prices		2007 Prices
	High	Low	High	Low
Quarter ended:
March 31	$1.81	$1.27	$4.40	$2.72
June 30	$1.88	$1.19	$3.33	$2.76
September 30	$1.75	$0.95	$3.10	$1.95
December 31	$1.09	$0.35	$2.62	$1.42

CORPORATE PROFILE:
Founded in 1925, Wells-Gardner Electronics Corporation is a distributor and manufacturer of color video monitors and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company has the majority of its LCDs manufactured in Mainland China. In addition, the company’s American Gaming & Electronics, Inc. subsidiary (“AGE”), a leading parts distributor to the gaming markets, sells parts and services to over 700 casinos in North America with offices in Las Vegas, Nevada, Egg Harbor Township, New Jersey, Miami, Florida and McCook, Illinois. AGE also sells refurbished gaming machines on a global basis as well as installs and services some brands of gaming machines in casinos in North America.

2008 PRESIDENT’S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

Wells Gardner was able to generate a satisfactory financial performance in the extremely difficult economic environment of 2008.

•
The Company was profitable with net earnings of $204,000 or $0.02 per share compared to $195,000 or $0.02 per share in 2007. The prior year period included other income of $338,000 made up of $278,000 from non recurring foreign exchange gains and $60,000 of miscellaneous items.

•
Excluding the non recurring foreign exchange gains, the fiscal 2008 net earnings of $204,000 were an improvement of $287,000 over the fiscal 2007 net earnings in spite of a sales decline of $5.5 million or 9 percent.

•
The reason for this increase in net earnings was the very effective expense control in which operating expenses were reduced by 18 percent or $1.6 million and interest expense was reduced by 48 percent or over $325,000. This more than offset the loss of margin of $1.5 million caused by the sales decline.

•
It is important to note that management did not reduce the engineering, research and development expenses as management regards this as an investment in the company’s future and essential to its future prospects.

•
The Company’s Balance Sheet strengthened considerably with the generation of $1.5 million of cash flow. Bank debt declined to $5.2 million from $6.7 million at year end 2007. This resulted in a reduction of interest expense in the year of over $325,000 or 48 percent. The Company’s debt/equity ratio was reduced to 37 percent from 49 percent at year end 2007. The positive cash flow was due to an inventory reduction of $1.1 million and a further dividend received of $120,000 as a result of closing our Malaysian joint venture in 2007.

•
Wells-Gardner’s 2008 sales declined by 9 percent to $53.8 million from $59.3 million in the prior year. The sales decline was primarily due to the major slowdown in the global slot machine market. Many industry experts believe that 2008 was one of the slowest years in recent history for gaming machines.

•	LCD sales continue to drive our business and the Company sold almost 87,000 LCDs in 2008 an increase of 23 percent over 70,000 sold in 2007.
•	The Company received its first two granted LCD patents. We have another 8 LCD patents filed. This is a continuation of our push to broaden the scope of our Intellectual Property (IP).

Strategic Plan
Management is committed to a new strategic plan in 2009. Management believes that the Company must develop a new direction focusing on technology, patents and Intellectual Property to distinguish the Company from its competitors and hence earn improved profits from technological value added products. As mentioned above, The Company now has 2 granted LCD patents and 8 filed LCD patents. In addition the Company has invested in several new technologies including 3D. Management is also focused on releasing up to 10 new products, all of which are expected to generate additional revenue in 2009.

The LCD Technology Transition Continues to Represent a Growth Opportunity for Wells-Gardner
The LCD demand in the gaming industry continued in 2008 in spite of the global slowdown in the market.   As indicated above, the Company sold almost 87,000 LCDs in 2008 compared to 70,000 LCDs in 2007.  This included selling over 7,100 LCD replacement kits directly to casinos generating $4.4 million of revenue. The Company has released to the gaming market an excellent line of LCD products, developed by a team of US and Taiwanese based engineers.  In fact, Wells Gardner has several dedicated LCD engineers located at its subcontractor’s Taiwanese facility working along side over 30 of our subcontractor’s engineers.

American Gaming & Electronics (AGE)
AGE has direct sales operations in Las Vegas and Reno, Nevada, California, New Jersey, New York, Connecticut, Florida and throughout the Midwest. AGE also has distributors in New Mexico, Arizona, Mississippi and Louisiana and has added distributors covering South East Asia, Europe, Middle East and Africa. The Company has distribution relationships with Optera, GE, JCM, and others. AGE also purchases, refurbishes and markets used gaming devices out of the New Jersey facility of Par 4, our partner, to both national and international customers. AGE now sells to virtually every casino in North America.

Asian Manufacturing
Asian manufacturing is essential to our strategy of being a globally competitive manufacturer of LCDs. The Company has two long-term contracts to manufacture its LCDs at our subcontractors’ China facilities, both in the Shenzhen area, near Hong Kong. Asian manufacturing facilities accounted for over 73 percent of Wells-Gardner’s LCDs in fiscal 2008 compared to 51 percent in 2007. This is an increasing trend and over 80 percent of the LCDs manufactured in the fourth quarter 2008 were from Mainland China. Chinese manufactured LCDs are over $30/unit cheaper than those made in the US.

Gaming Strategy
Wells-Gardner is continuing its strategy of using its strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas. The Company is now participating in four areas of the gaming market:
•	LCD manufacturing in Mainland China and the US, primarily for the gaming industry.
•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America and Central America, South America, Europe, South East Asia including Macau, Middle East and Africa..
•	Servicing game parts for casinos in North America
•	Refurbishing and selling used gaming equipment to customers worldwide
The strategy is proving successful as gaming revenue accounted for approximately 90 percent of the Company’s total revenue in 2008 compared to 52 percent in 2000.

Wells-Gardner is the Largest Monitor and LCD Manufacturer in the Global Gaming Industry.
The Company estimates its 2008 market share of monitors and LCDs at 32 percent.

Quality Continues To Be the Top Priority
Wells-Gardner remains committed to being the “best-in-class” quality supplier in all our served markets.  The Company is has experienced a defect rate for its LCD installed base of over 250,000 units of around 0.33 percent, compared to the industry standard of 1.0 percent, which few if any of our competitors can match. Our team of American and Taiwanese engineers has developed extremely high quality and highly reliable LCDs.

2009 Global Gaming Outlook
After a declining global slot market in 2007 and 2008 industry experts are predicting a more favorable climate by the middle of 2009. The slot industry continues to see new casino openings as the main avenue of growth in North America. The major slot manufacturers all reported reluctance from casino operators in replacing slots early in the year as they waited to see if the market stabilized. The majority of gaming analysts are now convinced the regional markets have stabilized and will perform much better than destination markets such as Las Vegas and Atlantic City. These regional markets are the primary markets served by many of Wells Gardner’s customers. Management is hopeful that the replacement cycle will begin to see a pick up by the summer, leading to a stronger second half of the year.   The one bright spot in the final quarter of 2008 has been a pick up in slot machine sales to international markets.  Historically these markets have not been a steady source of business but with the growth in Macau, start up of operations in Singapore by the end of 2009, legalization of casinos in Taiwan and expansion of facilities in South Korea and the Philippines, we are expecting this market to become more consistent in the future.  It should be noted that our customers reported increased market share in international markets in their most recent quarterly results.

2009 Wells-Gardner Outlook
Wells Gardner expects 2009 to continue to be a challenging environment. Management is cautiously optimistic as the Company expects to release many new products including 3D products, low cost 19”, 26”, 32” and 42” LCDs and LCD replacement kits for both the amusement and Class II gaming markets, all of which are expected to generate additional revenue. The Company is continuing to move a substantial amount of LCD production to Mainland China, which should tend to increase margins. Management will continue to exercise intense cost and interest expense control.

The major risk is the uncertain global economic climate.

I thank all of you for your continued support as we complete the implementation of our plans. I am confident that this will lead to increased profitability and improved shareholder value.

Anthony Spier
Chairman of the Board, President
& Chief Executive Officer

March 4, 2009                                                                                                           3/4/09 5:05PM CST

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net sales decreased 9.2% to $53.8 million in 2008 compared to $59.3 million in 2007.  The decrease in sales were attributable to a 24% unit volume or $5.2 million increase in LCD sales and a 63% unit volume decline or $8.9 million decrease in CRT sales resulting in a net monitor unit volume decline of 10% or $3.7 million.  Parts sales increased by $0.6 million and used games sales decreased $2.4 million in 2008 compared to 2007.  In 2008 and 2007, gaming related sales accounted for 92% and 90% of total sales respectively, while amusement sales accounted for 8% and 10% of total sales respectively.

Gross margin for 2008 decreased $1.5 million to $8.4 million or 15.5% of sales compared to $9.9 million or 16.6% in 2007 for a 1.1 percentage point year over year decline.  The primary factors contributing to the gross margin decline were declines in used game and monitor sales margins partially offset by an increase in parts margins.  The market remains quite competitive resulting in average selling price reductions greater than the product cost reductions the Company was able to achieve in 2008.

Operating expense decreased by 16.6% or $1.5 million to $7.8 million in 2008 compared to $9.3 million in 2007.  The decrease in operating expense completely offset the lower gross margins for the year.  Compared to the prior year salaried compensation expense was $0.3 million less, depreciation and occupancy was $0.3 million less, and other operating expenses were $0.9 million less.  The primary decreases in other operating expense were significantly lower travel expense and engineering sample / agency expense, and lower advertising expense, bank fees, and insurance expense.  The Company has aggressively reduced its headcount and continues to place great emphasis on operating expense control.

Operating results were earnings of $582,000 in 2008 compared to $546,000 in 2007.

Interest expense was $356,000 in 2008 compared to $683,000 in 2007 due to lower average debt balances and lower interest rates.  Joint venture income was $3,000 in 2008 compared to $24,000 in 2007.  Other income was zero dollars in 2008 compared to other income of $314,000 in 2007. All major foreign customers requested to be changed to US dollar billing in late 2007 resulting in no foreign currency gains in other income for 2008.

Income tax expense was $25,000 in 2008 compared to $6,000 in 2007.  The Company has available a net operating loss carry forward of approximately $6.0 million as of December 31, 2008.

Net income was $204,000 in 2008 compared to net income of $195,000 in 2007.  For 2008 basic and diluted earnings per share was $0.02 compared to basic and diluted earnings per share of $0.02 in 2007.

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

2009 Outlook
The Company anticipates 2009 sales to be between $50 million and $54 million. Total monitor unit sales are expected to decline by 3% to 5% and the average monitor selling price is expected to decrease 2% in 2009.  LCD sales will account for almost all the monitor unit volume in 2009 with CRT sales expected to be less than 5,000 units.  Parts sales are expected to increase significantly in 2009 to make up for some of the monitor sales decline.  While margins are expected to remain under pressure, this is expected to be partially or completely offset by lower purchase costs and tight operating expense cost controls.  The Company is working on a new line of amusement products, Class II gaming products, and 3D technology which should help us meet our expectations.

Market & Credit Risks
The Company is subject to certain market risks, mainly interest rates.  On August 21, 2006, the Company entered into a four-year, $15 million credit facility with Wells Fargo Bank NA. As of December 31, 2008, the Company had total outstanding bank debt of $5.2 million at an average interest rate of 4.3%.  The Company’s base rate is a variable interest rate at prime plus 0.5%.  In addition, the Company pays about 2.5% credit insurance on its foreign receivables.  An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid.  The Company may pay down the loans at any time as long as monthly interest charges are not less than $30,000 per month in the first two years and not less than $20,000 per month in the last two years of the four year agreement.  All bank debt is due and payable on August 21, 2010.

Critical Accounting Policies
The preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company’s management to adopt accounting policies and to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses.  Management periodically evaluates its policies, estimates and assumptions related to, among others: revenue recognition, receivables and provision for bad debt, inventory obsolescence and costing methods, provision for warranty, goodwill, income taxes and valuation allowance for deferred taxes, and contingencies.  The Company’s management bases its estimates on historical experience and expectations of the future.  Actual reported and future amounts could differ from those estimates under different conditions and assumptions.

Revenue Recognition
In general, the Company recognizes revenue when the following criteria are met: evidence of an arrangement between the Company and its customer exists, shipment has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured.
Receivables & Provision for Bad Debt
The Company is exposed to credit risk on certain assets, primarily accounts receivable. The Company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations.  Concentrations of credit risk with respect to trade receivables are limited except for the Company’s five largest customers.  The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.
Inventory Obsolescence & Costing Methods
Inventory is stated at the lower of cost (first-in, first-out) or market.  The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.  During 2008 the Company’s slow moving and obsolescence reserve increased approximately $589,000 due to the transition of the major product lines from CRTs to LCDs and slow moving used game inventory.
Provision for Warranty
The Company offers certain warranties on its products and has a general reserve for potential future charges incurred in connection with in-warranty repairs and services.  This reserve is based on historical actual repairs.  If the actual charges incurred exceed management’s estimates, operating results could be impacted.
Goodwill
The Company accounts for its goodwill resulting from the acquisition of American Gaming & Electronics in conformity with SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2008 and 2007 by utilization of a discounted cash flow analysis.  However, there is no certainty in future periods that the fair value of the reporting unit will exceed its carrying value, particularly due to the recent volatility in the used game market and current general economic conditions.
Income Taxes & Valuation Allowance for Deferred Taxes
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

Liquidity & Capital Resources
Accounts receivable increased to $6.3 million in 2008 compared to $6.0 million in 2007 or $0.3 million.  This use of cash is attributed to slightly higher days outstanding for several large customers at year end 2008.   Accounts receivable due from subcontractors increased to $4.8 million in 2008 compared to $4.0 million in 2007 or a $0.8 million use of cash as the Company increased the percentage of its product built in Mainland China.

Inventory decreased to $11.8 million in 2008 compared to $12.9 million in 2007 or $1.1 million. This provided an increase in cash due to increases in inventory reserves and to careful inventory planning recognizing the lower expected sales at the end of 2008 and the beginning of 2009.

Accounts payable increased to $1.8 million in 2008 compared to $1.6 million in 2007 or $0.2 million of cash provided due to slightly higher days outstanding.  Accounts payable to subcontractors also increased to $3.8 million in 2008 compared to $3.4 million in 2007 or $0.4 million of cash provided due to a higher percentage of the Company’s product being built in Mainland China.

The net of prepaids and accrued expenses increased cash flow by $0.3 million.  The net of our 2008 earnings, depreciation and amortization, and other non cash adjustments to earnings resulted in $0.5 million of cash provided in operations.

These changes resulted in $1.4 million of cash being provided by operations.

Dividends from our joint venture during 2008 provided $0.1 million of cash, while capital additions for It equipment used $0.1 million of cash for a net zero dollars of net cash provided by investing activities.

Long-term liabilities decreased to $5.2 million in 2008 compared to $6.7 million in 2007 which used $1.5 million of cash.  Cash provided by sales of stock issued under the employee stock option plan and stock grants was zero dollars in 2008.  These two items resulted in $1.5 million of net cash used in financing activities.  Cash at the beginning of the year was $0.3 million and at the end of the year was $0.2 million.

Shareholders’ equity was $14.0 million in 2008 compared to $13.7 million in 2007 or an increase of $0.3 million.  This increase was attributed to the Company’s net earnings in 2008 plus the amortization of unearned compensation relating to the employee stock grant plan.

The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times.  Under its current credit facility, the Company is required to maintain certain financial covenants.  These covenants included a minimum net book value, minimum earnings, a maximum capital expenditure and a maximum compensation increase that the company must meet each quarter during the term of the agreement.  While the Company currently expects to meet these financial covenants during 2009, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

Contractual Obligations
The following table summarizes the Company’s contractual commitments as of December 31, 2008. The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

Payments Due In year Ending December 31,

(in $000’s)	Total	2009		2010	2011		2012		2013			2014	+
Note Payable (Note 4)	$5,185	$	---	$5,185	$	---	$	---	$	---	$	---
Operating Leases (Note 11)	$2,896		$808	$698		$600		$590		$200	$	---
	$8,081		$808	$5,883		$600		$590		$200	$	---

Inflation
In 2008 and 2007, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS
As of December 31,
(in $000’s except for share information)
	2008	2007
ASSETS
Current Assets:
Cash	$184	$299
Accounts receivable, net of allowances of $160 in 2008 & $154 in 2007	6,289	6,021
Accounts receivable, subcontractor	4,811	4,026
Inventory	11,786	12,913
Prepaid expenses & other assets	913	1,306
Total current assets	$23,983	$24,565

Property, Plant & Equipment (at cost):
Leasehold improvements	389	389
Machinery, equipment & software	8,612	8,912
less: Accumulated depreciation & amortization	(8,528)	(8,778)
Property, plant & equipment, net	$473	$523

Other Assets:
Investment in joint venture	8	129
Deferred Tax Asset, net	55	55
Goodwill	1,329	1,329
Total other assets	$1,392	$1,513
Total Assets	$25,848	$26,601

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	1,794	1,628
Accounts payable, subcontractor	3,822	3,426
Accrued expenses	1,066	1,135
Total current liabilities	$6,682	$6,189

Long-Term Liabilities:
Note payable	5,185	6,709
Total long-term liabilities	$5,185	$6,709
Total Liabilities	$11,867	$12,898

Shareholders' Equity:
Common shares:
$1 par value; 25,000,000 shares authorized;
10,348,965 shares issued and outstanding at December 31, 2008
10,327,222 shares issued and outstanding at December 31, 2007	10,349	9,835
Capital in excess of par value	6,007	6,503
Accumulated deficit	(2,204)	(2,408)
Unearned compensation	(171)	(227)
Total Shareholders' Equity	$13,981	$13,703
Total Liabilities & Shareholders’ Equity	$25,848	$26,601
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31,
(in $000’s except for share & per share data)
	2008	2007	2006
Net sales	$53,839	$59,308	$64,748
Cost of sales	45,483	49,442	54,399
Gross margin	8,356	9,866	10,349
Engineering, selling & administrative	7,774	9,320	9,254
Operating earnings	582	546	1,095
Other (income) expense:
Interest	356	683	806
Joint Venture income	(3)	(24)	(32)
Other income (Primarily currency gains in 2007)	0	(314)	(10)
Earnings before income tax	229	201	331
Income tax expense (benefit)	25	6	(12)
Net earnings	$204	$195	$343

Basic net earnings per common share	$0.02	$0.02	$0.03

Diluted net earnings per common share	$0.02	$0.02	$0.03

Basic common shares outstanding	10,349,778	10,309,114	10,121,336
Diluted common shares outstanding	10,349,778	10,342,076	10,164,182

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in $000’s)
		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders'
	Shares	Par Value	Deficit	Compensation	Equity
December 31, 2005	$8,644	$7,008	$(2,945)	$(264)	$12,443

Net earnings			343		343
Stock dividend issued	436	(436)			0
Issuance / forfeiture of stock awards (net)	21	4		(29)	(4)
FAS 123R Option compensation		11			11
Shares issued from stock purchase plan	3	4			6
Stock options exercised	151	165			316
Amortization of unearned compensation				92	92
December 31, 2006	$9,255	$6,755	$(2,603)	$(201)	$13,207

Net earnings			195		195
Stock dividend issued	467	(467)			0
Issuance / forfeiture of stock awards (net)	31	85		(116)	0
FAS 123R Option compensation		3			3
Stock options exercised	82	127			209
Amortization of unearned compensation				90	90
December 31, 2007	$9,835	$6,503	$(2,408)	$(227)	$13,704

Net earnings			204		204
Stock dividend issued	493	(493)			0
Issuance / forfeiture of stock awards (net)	20	(3)		(17)	0
Amortization of unearned compensation				74	74
December 31, 2008	$10,349	$6,007	$(2,204)	$(171)	$13,981

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,
(in $000’s)
	2008	2007	2006
Cash flows from operating activities:
Net earnings	$204	$195	$343
Adjustments to reconcile net earnings to net
cash provided by (used in) operating activities:
Depreciation and amortization	171	444	517
Bad debt expense	31	79	214
Amortization of unearned compensation	74	90	90
Share of earnings of joint venture	(2)	(30)	(32)
Retained earnings dividend from Joint Venture	0	770	0
Deferred income tax	0	(55)	0
Changes in current assets & liabilities:
Accounts receivable, net	(299)	1,082	(2,293)
Inventory	1,127	905	(1,087)
Prepaid expenses & other	393	(145)	121
Accounts payable, net	166	(453)	(1,813)
Due to/from subcontractor in 2008 & 2007 / affiliates in 2006	(389)	(1,301)	2,520
Accrued expenses	(69)	284	103
Net cash provided by (used in) operating activities	$1,407	$1,865	$(1,317)

Cash flows provided by (used in) investing activities:
Capital dividend from Joint Venture	123	507	0
Additions to property, plant & equipment, net	(121)	(94)	(59)
Net cash provided by (used in) investing activities	$$2	$413	$(59)

Cash flows from financing activities:
(Repayments) Borrowings from note payable	(1,524)	(2,525)	1,047
Proceeds from stock issued, options exercised
& employee stock purchase plan	0	212	331
Net cash (used in) provided by financing activities	(1,524)	$(2,313)	$1,378

Net (decrease) increase in cash	(115)	(35)	2
Cash at beginning of year	299	334	332
Cash at end of year	$184	$299	$334

Supplemental cash flows disclosure:
Income taxes paid	$33	$15	$2
Interest paid	$356	$683	$806

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

Internal Use Software
The Company has adopted the provisions of Statement of Position 98-1, “Accounting for the Costs of Software Developed or Obtained for Internal Use.” Accordingly, certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software. Total capitalized costs as of December 31, 2008 and 2007 were $1.8 million and are included in property, plant & equipment on the face of the balance sheets. During the years ended December 31, 2008, 2007 and 2006, amortization expense related to the capitalized software was $52,000, $236,000 and $249,000, respectively.

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

Goodwill
The Company accounts for its goodwill resulting from its purchase of American Gaming and Electronics, Inc. in conformity with SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2008 and 2007 by utilization of a discounted cash flow analysis.  However, there is no certainty in future periods that the fair value of the reporting unit will exceed its carrying value, particularly due to the recent volatility in the used game market and current general economic conditions.

Engineering Research & Development
Engineering research and development costs for the years ended December 31, 2008, 2007 and 2006 were approximately $1,425,000, $1,487,000, and $1,310,000, respectively, which were 2.6%, 2.5%, and 2.0% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the statement of operations.

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

Earnings (Loss) Per Share
Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options and warrants. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2008, 2007 and 2006.

Stock Based Compensation
At December 31, 2008, the Company has two stock-based compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of SFAS No. 123(R).

Recently Issued Accounting Pronouncements
The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 157 Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The effect of this adoption was not material to our financial statements.

Note 3. INVENTORY
Net inventory, which includes a valuation reserve of $2,734, $2,145 and $1,935 in 2008, 2007 and 2006, respectively, consisted of the following components:
	December 31,
(in $000's)	2008	2007	2006
Raw materials	$3,706	$4,525	$4,053
Work in progress	$52	$580	$309
Intransit finished goods	$1,593	$1,521	$1,927
Finished goods	$6,435	$6,287	$7,529
Total	$11,786	$12,913	$13,818

Note 4. DEBT
The Company has entered into a four-year, $15 million, secured credit facility with Wells Fargo Bank National Association.  The credit facility has an interest rate of Prime plus 0.50 points or LIBOR plus 3.25 points, determined at the Company’s election.   Substantially all assets of the Company are secured as collateral for this credit facility and the Company must maintain certain financial covenants including minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases. All cash dividends must be approved by the bank.  At December 31, 2008 and 2007, the Company had total outstanding bank debt of $5.2 million and $6.7 million, respectively, at a combined average interest rate of 6.0% and 7.8%, respectively. As of December 31, 2008 the company had availability of $4.1 million in addition to the $5.2 million outstanding. Availability is 85% of eligible accounts receivable and 55% of eligible inventory less outstanding debt. All bank debt is due and payable on August 21, 2010.

Note 5. STOCK PLANS
The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,954,674 common shares.

Stock Options
Options may be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2008, 7 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through April 8, 2014.

Under the stock option plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant. For purposes of calculating the compensation cost consistent with FAS 123 (R), the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model.  The Company has not issued any Incentive Stock Options since 2004, except for adjustments to previous grants for the 5% dividend declared in subsequent years.  It is the Company’s policy to issue new stock certificates to satisfy stock option exercises.

Stock options exercisable at December 31, 2008, 2007 and 2006 were 66,862, 131,360 and 210,708, respectively.  No options were granted in 2008, 2007 or 2006. The total intrinsic value of shares exercised in 2008, 2007 and 2006 were $0, $316,000 and $401,000, respectively. The total cash received in 2008, 2007 and 2006 for the exercise of stock options was $0, $209,000 and $316,000.

The following table summarizes information about stock options activity for the twelve months ending December 31, 2008:

			Weighted average	Aggregate
		Weighted average	Remaining	Intrinsic
	Options	exercise price	Contractual Life	Value
Outstanding at beginning of year	131,361	$2.08
Granted	0	$-
Forfeited	(64,499)	$2.32
Exercised	0	$-
Outstanding, December 31, 2008	66,862	$1.85	2.2

Exercisable, December 31, 2008	66,862	$1.85	2.2	0

Restricted Shares
The employees will earn the restricted shares in exchange for services to be provided to the Company over a five-year vesting period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000.  The fair value of restricted shares is based on market price on the grant date.  In 2007 and 2006, the Company granted 34,453 and 49,613 restricted shares, respectively, with weighted average grant date fair values of $3.91 and $2.09, respectively. The Company recorded $74,000, $90,000 and $90,000 in related net compensation expense for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, 104,961 restricted shares are outstanding on a dividend adjusted basis. Total unrecognized compensation cost related to unvested stock awards is approximately $171,000 and is expected to be recognized over a weighted average period of 2 years.

The following table summarizes information regarding Restricted Share activity for the twelve months ending December 31, 2008:
		Weighted average
		Grant Date
	Shares	Fair Value
Unvested at December 31, 2007	131,449	$2.67
Granted	42,000	$1.66
Vested	(48,820)	$1.44
Forfeited	(19,668)	$4.10
Outstanding, December 31, 2008	104,961	$2.73

Warrants
On September 23, 2004, the Company completed a $5.5 million private equity placement pursuant to separate agreements for the issuance of 1,216,816 (unadjusted) shares of its common stock, $1.00 par value, to certain institutional investors at a price of $4.52 per share (unadjusted), and issued warrants to those investors which will allow them to purchase up to an additional 486,726 (unadjusted) shares of common stock at $6.24 per share (unadjusted). These warrants became exercisable on March 21, 2005 and expire on March 20, 2010. As a result of the private equity placement, the Company raised approximately $5.0 million (net of $463,000 in expenses) through the sale of the common stock. The Company used the proceeds to pay down its bank debt. As of December 31, 2008 there has been no activity related to the outstanding warrants.

The current exercise price of the 591,554 warrants after stock dividends as of December 31, 2008 is $5.13.

Note 6. ACCRUED EXPENSES
Accrued expenses consisted of the following items:
	December 31,
(in $000's)	2008	2007
Payroll & related costs	$142	$123
Sales commissions	$54	$85
Warranty	$183	$200
Other accrued expenses	$687	$727
Total	$1,066	$1,135

Warranty reserve roll forward:
Year Ended December 31,
Warranty Reserve:	2008	2007
Beginning Balance	$200	$206
Additions	$334	$336
Payments	$(351)	$(342)
Balance at end of year	$183	$200

Note 7. SIGNIFICANT CUSTOMERS
The Company’s largest customer accounted for 40%, 35% and 29% of total revenues in 2008, 2007 and 2006, respectively, and 36% and 37% of total accounts receivable as of December 31, 2008 and December 31, 2007, respectively. The next largest customer accounted for 12% of the total revenue in 2006 and 9% of the total accounts receivable.  No other customer accounted for more than 10% of sales in 2008, 2007 and 2006, respectively.

Note 8. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:
(in $000's)	2008	2007	2006
Computed expected tax expense	$70	$66	$117
State income tax expense, net of Federal tax effect	$10	$9	$16
Distribution from Joint Venture	$48	$368	$-
Reduction of valuation allowance	$0	$(55)	$-
Other, net (primarily permanent differences)	$92	$(87)	$30
Change in valuation allowance (regarding utilization of NOL)	$(195)	$(295)	$(175)
Income Tax Expense (Benefit)	$25	$6	$(12)

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:
	December 31:
(in $000's)	2008	2007	2006
Deferred tax assets:
Allowance for doubtful accounts	$62	$60	$98
Warranty reserve	$71	$78	$79
Inventory reserve	$1,061	$833	$747
Property, plant, equipment and software, principally depreciation	$15	$0	$-
Net operating loss carryforwards	$2,095	$2,468	$2,939
Alternative minimum tax credit carryforwards	$74	$74	$62
General business credit carryforwards	$129	$129	$129
Other	$75	$101	$91
Total gross deferred tax assets	$3,582	$3,743	$4,145
Less valuation allowance	$(3,166)	$(3,361)	$(3,711)
Total deferred tax assets	$416	$382	$434
Deferred tax liabilities:
Property, plant, equipment and software, principally depreciation	$0	$6	$129
Goodwill	$361	$321	$305
Total deferred tax liabilities	$361	$327	$434
Net deferred taxes	$55	$55	$-

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has historically provided a 100% valuation allowance on their net deferred tax benefits.  The net change in the valuation allowance for the year ended December 31, 2008 was a decrease of $195,000. This change recognizes the portion of deferred tax assets expected to be realized in the near future.  This change represents the Company’s belief that it is more likely than not that a profit will be generated through the end of 2009, which will allow them to use a portion of the current net operating loss carry forwards.  As of December 31, 2008, the Company has net operating loss carry forwards for Federal income tax purposes of approximately $5,855,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carry forwards of approximately $74,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carry forwards of approximately $129,000, which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2012.  No unrecognized tax benefits are set to expire in the next twelve months that may have an impact upon the Company’s effective tax rate.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions.  The tax year s 2005, 2006, 2007 and 2008 remain open to examinations.  Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.  During the twelve months ended December 31, 2008, the Company did not recognize expense for interest or penalties, and do not have any amounts accrued at December 31, 2008, as the Company does not believe it has taken any uncertain tax positions.   The Company has recently been notified regarding a state sales tax requirement for a state where it does not currently file sales tax returns.  The Company is looking into this requirement for various states and does not believe that this will have a material impact on the income statement.

Note 9. EARNINGS PER SHARE
During 2008, 2007 and 2006, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 493,183, 467,363 and 436,108 additional common shares in 2008, 2007 and 2006, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

(in $000's except for per share data)	2008	2007	2006
Basic earnings (loss) per common share:
Net earnings (loss)	$204	$195	$343

Weighted-average common shares outstanding	10,350	10,309	10,121

Basic net earnings (loss) per common share	$0.02	$0.02	$0.03

Diluted earnings (loss) per common share:
Net earnings (loss)	$204	$195	$343

Weighted-average common shares outstanding	10,350	10,309	10,121
Add: Effect of dilutive stock options	0	33	43
Adjusted weighted-average common shares outstanding	10,350	10,342	10,164

Diluted net earnings (loss) per common share	$0.02	$0.02	$0.03

As of December 31, 2008, 2007 and 2006, there were 591,554 warrants outstanding to purchase common stock at $5.13.  These warrants were anti-dilutive and excluded from the diluted earnings per share. For the year ended December 31, 2008, 2007 and 2006, there were 66,862, 6,869 and 102,186 options, respectively, which were anti-dilutive and excluded from the diluted earnings per share calculation.

Note 10. JOINT VENTURE / AFFILIATES
In 2000, the Company entered into a 50/50 joint venture with Eastern Asia Technology Limited of Singapore to produce and manufacture video monitors in Malaysia. This joint venture was closed and liquidated in 2007.  Over 99% of the investment in the joint venture has been repatriated as of December 31, 2008.  The Company was the sole customer of the joint venture and accounted for 100% of its revenues. The joint venture is accounted for under the equity method of accounting. The Company recorded equity in earnings of the joint venture of $2,000, $24,000 and $32,000 in 2008, 2007 and 2006, respectively. In 2007, the Company recorded a liquidation reserve of $194,000 which was offset by $153,000 of foreign currency gains and $65,000 of current year operating income. Purchases by the Company from the joint venture were $0, $5,510,000 and $6,814,000 in 2008, 2007 and 2006, respectively, and sales by the Company to the joint venture were $0, $219,000 and $638,000, respectively.

Due to the timing of the audit of the joint venture’s financial statements, the Company normally records the results for a twelve-month period ended November 30th.  However, as the joint venture closed and liquidated in 2007, the financial statements used for 2007 were as of the liquidation date - October 5, 2007.   As of October 5, 2007 and November 30, 2006 total assets of the joint venture were approximately $1,273,000 and $5,674,000, respectively.  Total liabilities were approximately $22,000 and $2,772,000, respectively, of which all are considered current liabilities. The joint venture has no long-term liabilities.  Sales of products from the joint venture for the twelve month periods ended November 30, 2008, 2007 and 2006 were approximately $0, $4,142,000 and $6,804,000, respectively. Gross profit from operations was approximately $0, $83,000 and $602,000, respectively. Net operating profits were $0, $223,000 and $176,000, respectively.  Entries were made in December 2007 to record the dividend payment of $507,000 as well as a currency gain of $10,000.  Entries were made in July 2008 to record a dividend payment of $123,000.  These entries are not represented in the October 5, 2007 financial statements.

The Company also sells components to and purchases goods from affiliates of Eastern Asia Technology Limited of Singapore.  Prior to the liquidation date of the joint venture, these companies were considered affiliates of the Company.  Subsequent to the liquidation, these companies are considered subcontract vendors.  Purchases by the Company from the joint venture partner affiliates were approximately $18,816,000 and $23,669,000 in 2007 and 2006, respectively, and sales by the Company to the joint venture partner affiliates were $13,847,000 and $15,858,000, respectively. These accounts are periodically settled on an offset basis with a net payment for the difference between the receivables and payables amounts.

Note 11. LEASE COMMITMENTS
The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2013. The future minimum lease payments required under operating leases are as follows:

Years ending
December 31	(in $000's)
2009	$808
2010	$698
2011	$600
2012	$590
Thereafter	$200
$2,896

Rent expense related to operating leases was approximately $814,000, $851,000 and $947,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

Note 12. OTHER INCOME
The primary components of other income in 2007 were $275,000 of foreign currency gains on accounts receivable and a $32,000 collection of a bad debt which had been previously expensed.

Note 13. UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 2008 and 2007 are as follows:

	2008
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$14,916	$14,525	$11,283	$13,115
Gross margin	$2,441	$2,332	$1,686	$1,896
Net earnings (loss)	$199	$170	$(184)	$19
Basic net earnings (loss) per share	$0.02	$0.02	$(0.02)	$0.00
Diluted net earnings (loss) per share	$0.02	$0.02	$(0.02)	$0.00

	2007
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$15,980	$15,129	$14,524	$13,675
Gross margin	$2,968	$2,600	$2,444	$1,854
Net (loss) earnings	$321	$161	$34	$(321)
Basic net (loss) earnings per share	$0.03	$0.02	$0.00	$(0.03)
Diluted net (loss) earnings per share	$0.03	$0.02	$0.00	$(0.03)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Wells-Gardner Electronics Corporation

We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We did not audit the 2007 and 2006 financial statements of Wells Eastern Asia Displays (M) SDN.BHD., a joint venture, the investment in which, as discussed in Note 10 to the consolidated financial statements, was accounted for by the equity method of accounting until it was closed and liquidated in 2007.  The investment in Wells Eastern Asia Displays (M) SDN.BHD was $129,000 as of December 31, 2007, and the company’s equity in its net income was $24,000 and $32,000 for the years ended December 31, 2007 and 2006, respectively.  The 2007 and 2006 financial statements of Wells Eastern Asia Displays (M) SDN.BHD. were audited by other auditors whose reports has been furnished to us, and in our opinion, insofar as it relates to the amounts included for Wells Eastern Asia Displays (M) SDN.BHD., is based solely on the reports of other auditors, except as disclosed in Note 10.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2008, and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Blackman Kallick, LLP
Chicago, Illinois
March 10, 2009

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Anthony Spier	Anthony Spier
Chairman, President	Chairman, President
& Chief Executive Officer	& Chief Executive Officer

Marshall L. Burman	James F. Brace
Counsel to Wildman, Harrold, Allen & Dixon	Executive Vice President, Secretary,
Treasurer & Chief Financial Officer
Merle H. Banta
Chairman & Chief Executive Officer
BHH Management, Inc.

Frank R. Martin
Attorney
Righeimer, Martin & Cinquino, P.C.

CORPORATE INFORMATION

ANNUAL MEETING	BANKER
The Annual Meeting of Shareholders will take place at 10:00 a.m. on Tuesday, May 12, 2009 at the corporate offices of the Company.	Wells Fargo Bank N.A.
Milwaukee, Wisconsin

FORM 10-K	AUDITOR
A copy of the Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to James F. Brace at the corporate offices of the Company.
Blackman Kallick, LLP
Chicago, Illinois

TRANSFER AGENT	COUNSEL
BNY Mellon Shareowner Services	Levenfeld Pearlstein, LLC
P.O. Box 358015	Chicago, Illinois
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
Telephone: 1-800-853-4967
Web: www.bnymellon.com/sharehowner/isd