Form 10-K, Exhibit 13
period 2009-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2010-03-11
CIK 105608

SELECTED FINANCIAL DATA
(in $000’s except for per share data, unaudited)
	2009	2008	2007	2006	2005
Net sales	$52,526	$53,839	$59,308	$64,748	$60,774
Gross margin	$9,148	$8,356	$866	$10,349	$6,893
Operating earnings (loss)	$1,377	$582	$546	$1,095	$(2,745)
Net earnings (loss)	$1,097	$204	$195	$343	$(2,996)

Basic net earnings (loss) per common share	$0.11	$0.02	$0.02	$0.03	$(0.30)
Diluted net earnings (loss) per common share	$0.11	$0.02	$0.02	$0.03	$(0.30)

Total assets	$24,305	$25,848	$26,601	$30,187	$29,077
Long-term liabilities	$2,178	$5,185	$6,709	$9,234	$8,187
Working capital	$15,569	$17,302	$18,376	$18,863	$$16,626

COMMON SHARE MARKET PRICE
The Company’s common shares are traded on the NYSE Amex Stock Exchange under the symbol WGA.  On December 31, 2009, there were approximately 459 holders of record of the common shares.  A five percent (5%) stock dividend was issued in 2008.  High and low prices, reflecting this dividend, for the last two years, unaudited, were:

	2009 Prices		2008 Prices
	High	Low	High	Low
Quarter ended:
March 31	$0.71	$0.35	$1.81	$1.27
June 30	$1.28	$0.42	$1.88	$1.19
September 30	$2.30	$0.80	$1.75	$0.95
December 31	$3.12	$1.80	$1.09	$0.35

CORPORATE PROFILE:
Founded in 1925, Wells-Gardner Electronics Corporation is a distributor and manufacturer of color video monitors and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company has the majority of its LCDs manufactured in Mainland China. In addition, the company’s American Gaming & Electronics, Inc. subsidiary (“AGE”), a leading parts distributor to the gaming markets, sells parts and services to over 700 casinos in North America with offices in Las Vegas, Nevada, Hammonton, New Jersey, Hialeah, Florida and McCook, Illinois. AGE also sells refurbished gaming machines on a global basis.

2009 PRESIDENT’S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

Wells-Gardner had an outstanding financial performance in the extremely difficult economic environment of 2009.

•
The Company was profitable for the fourth consecutive year with net earnings of $1.1 million or $0.11 per share compared to $204,000 or $0.02 per share in 2008. The 2009 earnings included non recurring tax charges of $168,000.

•	This was the best fiscal earnings in this decade.
•
Sales for fiscal 2009 were $52.5 million, a decrease of 2% or $1.3 million compared to the sales of $53.8 million in the prior year. This sales decline was due almost entirely to the decline in LCD prices of around 7%, which resulted in a sales decline of over $3 million. If LCD prices had held steady, the Company’s sales would have increased by around $2 million.

•
The reason for this increase in net earnings was the improvement in gross margin to 17.4% from 15.5% and the reduction of interest expense of $143,000 or 40 percent. This more than offset the loss of margin of $225,000 caused by the sales decline. The margin improvement was driven by improved design and purchasing cost control as well as moving more production to Mainland China.

•
The Company’s Balance Sheet strengthened considerably with the generation of $3 million of free cash flow. Bank debt declined to $2.2 million from $5.2 million at year end 2008. This resulted in the interest reduction of 40 percent. The Company’s debt/equity ratio was reduced to 14 percent from 37 percent at year end 2008. The positive cash flow was driven by an inventory reduction of $3.8 million.

•
LCD sales continue to drive our business and the Company sold almost 104,000 LCDs in 2009, an increase of 19 percent compared to almost 87,000 sold in 2008. The Company sold its 350,000th LCD in January 2010.

•
The Company has been granted two LCD patents. The Company believes that one of these patents has royalty income potential. We have another 6 LCD patent applications filed. This is a continuation of our push to broaden the scope of our Intellectual Property (IP).

•
The Company has embarked on two new directions, namely introducing new 3D technology to the gaming industry and entering the new Illinois Video Lottery Terminal market, two opportunities that have huge potential for Wells-Gardner for the next several years.

3D and Other New Technologies
The cover page of this annual report highlights the push by Management to enter the exciting 3D market with new innovative technology. The Company has a global exclusive license for the gaming and amusement markets for a patented 3D/2D switch technology developed by Dimension Technologies Inc. of Rochester, NY. Many industry experts believe that with the dominance of 3D technology at the 2010 Consumer Electronics Show as well as the overwhelmingly successful 3D movie "Avatar", that 3D will be a key technology for the gaming industry in 2010 and that our switchable technology has the potential to be very successful. The reason for this is that the current 3D technology requires glasses, which are impractical for casinos, whereas our switchable technology does not require glasses. This is all part of the Company’s ongoing program to develop innovative products for our customers and to protect our IP. The Company is also aggressively working on several other new technologies.

Illinois Video Lottery Market
The Company has decided to enter the new Video Lottery Terminal (VLT) market in Illinois as a distributor through its wholly-owned subsidiary, American Gaming & Electronics (AG&E), since AG&E already holds an Illinois gaming license.

The Video Gaming Act was passed by the Illinois Legislature in July 2009 and industry experts anticipate approximately 40,000 to 60,000 video lottery terminals being operated in the State by the end of 2013. This would represent a total sales value in the Illinois VLT market of between $600 and $900 million. The Company has signed a Letter of Intent, and is now negotiating a definitive agreement, with Spielo Manufacturing ULC, a subsidiary of GTECH Corporation, to distribute their products into the Illinois market. Management has hired Michael Rudowicz, the former President of the Amusement Trade Association to be the Executive Vice President in charge of the Video Lottery Terminal (VLT) Division of AG&E and Michael Mazzaroli, a highly successful long time Midwest Regional Manager of AG&E, to be the Vice President of Sales of the VLT Division, reporting to Rudowicz. The Company expects the first sales of the VLTs in the fourth quarter of 2010.

American Gaming & Electronics (AG&E)
AG&E, which is a wholly owned subsidiary of Wells-Gardner, has direct sales operations in Las Vegas and Reno, Nevada, California, New Jersey, New York, Pennsylvania, Connecticut, Florida and throughout the Midwest. AG&E also has distributors in New Mexico, Arizona, Mississippi and Louisiana and has added distributors covering Southeast Asia, Europe, the Middle East and Africa. The Company has distribution relationships with Optera, GE, JCM, and others. AG&E pioneered the LCD replacement kit market for replacing CRT monitors with LCDs in casinos, and has now sold over 25,000 LCD replacement kits. AG&E has decided to enter the Illinois VLT market as a distributor as noted above and may consider entering other VLT markets in the future. AG&E also purchases, refurbishes and markets used gaming devices out of the New Jersey facility of Par 4, our partner, to both national and international customers. AGE now sells to virtually every casino in North America.

Asian Manufacturing
Asian manufacturing is essential to our strategy of being a globally competitive manufacturer of LCDs. The Company has two long-term contracts to manufacture its LCDs at our subcontractors’ China facilities, both in the Shenzhen area, near Hong Kong. In 2009, 90% of the Company’s sales were derived from LCD production in China compared to 75% in 2008 and 59% in 2007. Chinese-manufactured LCDs are over $30/unit cheaper than those made in the US.

Gaming Strategy
Wells-Gardner is continuing its strategy of using its strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas. The Company is now participating in five areas of the gaming market:
•	LCD manufacturing in Mainland China and the US, primarily for the gaming industry.
•	Distributing products to the Illinois Video Lottery Terminal market.
•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America, Central America, South America, Europe, Southeast Asia, including Macau, the Middle East and Africa.
•	Servicing game parts for casinos in North America.
•	Refurbishing and selling used gaming equipment to customers worldwide.
The strategy is proving successful as gaming revenue accounted for approximately 93 percent of the Company’s total revenue in 2009 compared to 52 percent in 2000.

Quality Continues To Be the Top Priority
Wells-Gardner remains committed to being the “best-in-class” quality supplier in all our served markets.  The Company has a defect rate for its LCD installed base of around 350,000 units of 0.35 percent, compared to the industry standard of 1.0 percent, which few if any of our competitors can match. That means only 3.5 defects for every 1,000 LCDs installed. Our team of American and Taiwanese engineers has developed extremely high quality and highly reliable LCDs.

Strategic Plan
Management is committed to a new strategic plan in 2010. Management believes that the Company must develop a new direction focusing on technology, patents and other Intellectual Property to distinguish the Company from its competitors and hence earn improved profits from technological value-added products. As mentioned above, the Company has been granted two LCD patents and has an additional six LCD patent applications currently pending. In addition the Company has invested in several new technologies including 3D. Management is also focused on releasing several new products which are expected to generate additional revenue in 2010.

2010 Global Gaming Outlook
After three years of a declining global slot market in 2007, 2008 and 2009, industry experts are predicting a more favorable climate by the middle of 2010. The second half of 2010 and all of 2011 could include benefits from an accelerating replacement cycle, breakthroughs in the delays that have hampered construction and openings of new casinos in Kansas, Maryland, Pennsylvania, Ohio and New York along with potential new casino markets in Massachusetts, Kentucky, Hawaii and New Hampshire, where casinos could soon be legalized. In addition, there may be a wave of new video lottery terminal legislation similar to the Act that was passed in Illinois last year. VLT legislation could be passed in Iowa, Ohio and other states, which would add considerably to the overall slot market and could become a major new legislative trend if VLTs generate income for states faster than new casinos. Another anticipated bright spot is the increase in slot machine sales to international markets.  Historically these markets have not been a steady source of business, but with the growth in Macau, the start-up of operations in Singapore, the legalization of casinos in Taiwan, and the expansion of facilities in South Korea and the Philippines, we are expecting international markets to become more consistent in the future. All this is driven by a belief among many legislators throughout the world that the taxation of gaming revenue is among the most publicly accepted and least invasive, forms of taxation.

2010 and 2011 Wells-Gardner Outlook
Wells-Gardner expects 2010 to continue to be a challenging environment. While sales are expected to increase by around 15 percent, this increase will come primarily from the sales into the new Illinois Video Lottery market that is expected to start in the fourth quarter of 2010. However the Company will have expenses during all twelve months of 2010, incurred in preparation for entry into this new market. Management is cautiously optimistic as new 3D and signage products are being developed that are expected to generate additional income. Management will continue to exercise intense cost and interest expense control.

2011 is expected to be a strong year for the Company due to the combination of a full year of sales to the Illinois Video Lottery Terminal market, a strong pickup in the slot replacement cycle and the opening of new casinos both domestically and internationally.

We believe that the major risk is the uncertain global economic and political climate.

I thank all of you for your continued support as we complete the implementation of our plans. I am confident that this will lead to increased profitability and improved shareholder value.

Anthony Spier
Chairman of the Board, President
& Chief Executive Officer

March 5, 2010

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net sales decreased 2% to $52.5 million in 2009 compared to $53.8 million in 2008.  The decrease in sales was attributable primarily to lower average display selling prices, which averaged about 7% or $3.5 million less display revenue compared to 2008.  Total unit volume actually increased by almost 5% or $1.9 million, partially offsetting the average display selling price decline.  LCD unit volume increased 19% to almost 104,000 units while CRT unit volume declined 74% to only a little over 4,000 units.  Parts sales increased by $0.8 million and used games sales decreased $0.5 million in 2009 compared to 2008.  In 2009 and 2008, gaming related sales accounted for 93% and 90% of total sales respectively, while amusement sales accounted for 7% and 10% of total sales respectively.

Gross margin for 2009 increased almost $0.8 million to over $9.1 million or 17.4% of sales compared to $8.4 million or 15.5% in 2008 for a 1.9 percentage point year over year increase.  The primary factors contributing to the gross margin increase were increase in display margins and parts margins partially offset by a decline in used game margins.  The Company was able to achieve the higher display margins through product design and purchasing cost reductions in excess of the average display selling price reductions, even though the market remains quite competitive.

Operating expenses were flat at $7.8 million in both 2009 and 2008.  This resulted in the higher gross margin flowing through to operating income.  Notwithstanding that operating expenses were flat, compensation expense increased about $200,000 and occupancy expense increased $45,000. However these increases were completely offset by a $115,000 reduction in engineering sample expense, an $80,000 reduction in legal and audit expenses, and a $60,000 reduction in commission expense.  The Company continues to place great emphasis on operating expense control.

Operating results were earnings of $1,377,000 in 2009 compared to $582,000 in 2008.

Interest expense was $213,000 in 2009 compared to $356,000 in 2008 due to lower average debt balances.  Joint venture income was $1,000 in 2009 compared to $3,000 in 2008.  The final distribution of the liquidation of Wells Gardner East Asia occurred in December, 2009 and this will be the last activity for this line item.  Other expense was $170,000 in 2009 compared to $0 other expense in 2008.  The other expense was related to state tax charges.

Income tax benefit was $102,000 in 2009 compared to income tax expense of $25,000 in 2008.  The Company has available a net operating loss carry forward of approximately $5.2 million as of December 31, 2009.

Net income was $1,097,000 in 2009 compared to net income of $204,000 in 2008.  For 2009 basic and diluted earnings per share was $0.11 compared to basic and diluted earnings per share of $0.02 in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net sales decreased 9.1% to $53.8 million in 2008 compared to $59.3 million in 2007.  The decrease in sales were attributable to a 24% unit volume or $5.2 million increase in LCD sales and a 63% unit volume decline or $8.9 million decrease in CRT sales resulting in a net monitor unit volume decline of 10% or $3.7 million.  Parts sales increased by $0.6 million and used games sales decreased $2.4 million in 2008 compared to 2007.  In 2008 and 2007, gaming related sales accounted for 90% and 83% of total sales respectively, while amusement sales accounted for 10% and 17% of total sales respectively.

Gross margin for 2008 decreased $1.5 million to $8.4 million or 15.5% of sales compared to $9.9 million or 16.6% in 2007 for a 1.1 percentage point year over year decline.  The primary factors contributing to the gross margin decline were declines in used game and monitor sales margins partially offset by an increase in parts margins.  The market remained quite competitive resulting in average selling price reductions greater than the product cost reductions the Company was able to achieve in 2008.

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

2010 Outlook
The Company anticipates 2010 sales to be between $60 million and $62 million, an increase of over 15% due entirely to the anticipated revenue from the new Illinois Video Lottery Terminal business expected to occur later in the year.  Total display unit sales are expected to be flat to slightly higher, while the average monitor selling price is expected to be slightly lower than in 2009.  Parts sales are expected to be flat and used game sales are expected to be slightly lower than in 2009.    As a result, the Company expects 2010 to be a challenging year. In addition, the Company expects revenue from the Video Lottery market to begin in the early fourth quarter of 2010, while the Company will have expenses throughout the year in preparation of our entry into this new market.  The Company is working on many new products in 3D, new uses that would add a third display to gaming machines, and new replacement kits for the casino and amusement markets.

Market & Credit Risks
The Company is subject to certain market risks, mainly interest rates.  On August 21, 2006, the Company entered into a four-year credit facility with Wells Fargo Bank NA.  On September 15, 2009, the Company amended the term of the credit agreement extending it to August 21, 2013.  The amended credit agreement is a $12 million revolving credit facility and has an interest rate of three month LIBOR plus 500 basis points.  The credit facility has several financial covenants including a minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases.  The financial covenants, which remained the same, now include a provision that any future write off of goodwill will be an add back to the net worth and earnings covenants.  As of December 31, 2009, the Company had total outstanding bank debt of $2.2 million at an average interest rate of 5.25%.  In addition, the Company pays $40,000 credit insurance on selected foreign receivables.  An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid.

The Company may pay down the loans at any time, however, monthly interest charges are not less than $15,000 per month for the first year of the credit agreement extension and not less than $10,000 per month for the next two years of the extension.  All bank debt is due and payable on August 21, 2013.

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

Revenue Recognition
In general, the Company recognizes revenue when the following criteria are met: evidence of an arrangement between the Company and its customer exists, shipment has occurred or services have been rendered, the sales price is fixed and determinable and collectability is reasonably assured.
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
Inventory Obsolescence & Costing Methods
Inventory is stated at the lower of cost (first-in, first-out) or market.  The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.  During 2009 the Company’s slow moving and obsolescence reserve decreased approximately $185,000.
Provision for Warranty
The Company offers certain warranties on its products and has a general reserve for potential future charges incurred in connection with in-warranty repairs and services.  This reserve is based on historical actual repairs, which declined significantly in 2009 due to significantly lower CRT sales.
Goodwill
The Company accounts for its goodwill resulting from the acquisition of American Gaming & Electronics in conformity with FASB ASC 350-20 Goodwill Subsequent Measurement. This ASC section requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2009 and 2008 by utilization of a discounted cash flow analysis.  However, there is no certainty in future periods that the fair value of the reporting unit will exceed its carrying value.
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

Liquidity & Capital Resources
Accounts receivable increased to $7.1 million in 2009 compared to $6.3 million in 2008. This $0.8 million use of cash is attributed to one customer ending our vendor managed inventory program in exchange for an extra 30 days accounts receivable terms.  Accounts receivable for all other customers actually declined year over year.

Accounts receivable due from subcontractors increased to $6.2 million in 2009 compared to $4.8 million in 2008, or a $1.4 million use of cash, as the Company increased the percentage of its products built in Mainland China.

Inventory decreased to $8.0 million in 2009 compared to $11.8 million in 2008 or $3.8 million.  This provided an increase in cash due to one customer ending our vendor managed inventory program in exchange for an extra 30 days accounts receivable terms and to very good production scheduling to forecast at year end 2009.

Accounts payable decreased to $1.3 million in 2009 compared to $1.8 million in 2008, or a $0.5 million use of cash, due to slightly lower days outstanding.  Accounts payable to subcontractors increased to $4.3 million in 2009 compared to $3.8 million in 2008, or $0.5 million of cash provided, due to a higher percentage of the Company’s products being built in Mainland China.

The net of prepaid and accrued expenses increased cash flow by $0.1 million.  The net of our 2009 earnings, depreciation and amortization, and other non cash adjustments to earnings resulted in $1.3 million of cash provided in operations.

These changes resulted in $3.0 million of cash being provided by operations.

Capital additions for IT equipment were $0.1 million of cash used by investing activities.

Long-term liabilities decreased to $2.2 million in 2009 compared to $5.2 million in 2008, which used $3.0 million of cash.  Cash provided by sales of stock issued under the employee stock option plan and stock grants was zero dollars in 2009.  These two items resulted in $3.0 million of net cash used in financing activities.  Cash at the beginning of the year was $0.2 million and at the end of the year was $0.1 million.

Shareholders’ equity was $15.2 million in 2009 compared to $14.0 million in 2008 or an increase of $1.2 million.  This increase was attributed to the Company’s net earnings in 2009 and the amortization of unearned compensation relating to the employee stock grant plan.

The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times.  Under its current credit facility, the Company is required to maintain certain financial covenants that the Company must meet each quarter during the term of the agreement.  While the Company currently expects to meet these financial covenants during 2010, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

Contractual Obligations
The following table summarizes the Company’s contractual commitments as of December 31, 2009.     The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

	Payments Due In year Ending December 31,

(in $000’s)	Total	2010		2011		2012		2013	2014			2015	+
Note Payable (Note 4)	$2,178	$	---	$	---	$	---	$2,178	$	---	$	---
Operating Leases (Note 11)	$2,085		$766		$572		$561	$186	$	---	$	---
	$4,263		$766		$572		$561	$2,364	$	---	$	---

Inflation
In 2009 and 2008, inflation has not had a material effect on the Company’s results of operations.

 CONSOLIDATED BALANCE SHEETS
As of December 31,
(in $000’s except for share information)
	2009	2008
ASSETS
Current Assets:
Cash	$131	184
Accounts receivable, net of allowances of $248 in 2009 & $160 in 2008	7,148	6,289
Accounts receivable, subcontractor	6,167	4,811
Inventory	8,008	11,786
Prepaid expenses & other assets	1,080	913
Total current assets	$22,534	23,983

Property, Plant & Equipment (at cost):
Leasehold improvements	389	389
Machinery, equipment & software	8,665	8,612
less: Accumulated depreciation & amortization	(8,789)	(8,528)
Property, plant & equipment, net	$265	473

Other Assets:
Investment in joint venture	0	8
Deferred tax asset, net	177	55
Goodwill	1,329	1,329
Total other assets	$1,506	1,392
Total Assets	$24,305	25,848

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	1,345	1,794
Accounts payable, subcontractor	4,327	3,822
Accrued expenses	1,293	1,066
Total current liabilities	$6,965	6,682

Long-Term Liabilities:
Note payable	2,178	5,185
Total long-term liabilities	$2,178	5,185
Total Liabilities	$9,143	11,867

Shareholders' Equity:
Common shares:
$1 par value; 25,000,000 shares authorized;
10,420,965 shares issued and outstanding at December 31, 2009
10,348,965 shares issued and outstanding at December 31, 2008	10,421	10,349
Capital in excess of par value	5,968	6,007
Accumulated deficit	(1,107)	(2,204)
Unearned compensation	(120)	(171)
Total Shareholders' Equity	$15,162	13,981
Total Liabilities & Shareholders’ Equity	$24,305	25,848

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31,
(in $000’s except for share & per share data)
	2009	2008	2007
Net sales	$52,526	$53,839	$59,308
Cost of sales	43,378	45,483	49,442
Gross margin	9,148	8,356	9,866
Engineering, selling & administrative	7,771	7,774	9,320
Operating earnings	1,377	582	546
Other (income) expense:
Interest	213	356	683
Joint Venture income	(1)	(3)	(24)
Other expense (income)	170	0	(314)
Earnings before income tax	995	229	201
Income tax (benefit) expense	(102)	25	6
Net earnings	$1,097	$204	$195

Basic net earnings per common share	$0.11	$0.02	$.02

Diluted net earnings per common share	$0.11	$0.02	$.02

Basic common weighted shares outstanding	10,417,031	10,349,778	10,309,114
Diluted common weighted shares outstanding	10,417,031	10,349,778	10,342,076

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in $000’s)
		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders'
	Shares	Par Value	Deficit	Compensation	Equity
December 31, 2006	$9,255	$6,755	$(2,603)	$(201)	$13,207

Net earnings			195		195
Stock dividend issued	467	(467)			0
Issuance / forfeiture of stock awards (net)	31	85		(116)	(0)
FAS 123R Option compensation		3			3
Stock options exercised	82	127			209
Amortization of unearned compensation				90	90
December 31, 2007	$9,835	$6,503	$(2,408)	$(227)	$13,704

Net earnings			204		204
Stock dividend issued	493	(493)			0
Issuance / forfeiture of stock awards (net)	20	(3)		(17)	0
Amortization of unearned compensation				74	74
December 31, 2008	$10,349	$6,007	$(2,204)	$(171)	$13,981

Net earnings			1,097		1,097
Issuance / forfeiture of stock awards (net)	72	(39)		(33)	0
Amortization of unearned compensation				84	84
December 31, 2009	$10,421	$5,968	$(1,107)	$(120)	$15,162

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,
(in $000’s)
	2009	2008	2007
Cash flows from operating activities:
Net earnings	$1,097	$204	$195
Adjustments to reconcile net earnings to net
cash provided by operating activities:
Depreciation and amortization	268	171	444
Bad debt expense	101	31	79
Amortization of unearned compensation	84	74	90
Share of earnings of joint venture	(1)	(2)	(30)
Retained earnings dividend from Joint Venture	0	0	770
Deferred income tax	(122)	0	(55)
Changes in current assets & liabilities:
Accounts receivable, net	(960)	(299)	1,082
Inventory	3,778	1,127	905
Prepaid expenses & other	(167)	393	(145)
Accounts payable, net	(449)	166	(453)
Due to/from subcontractor	(851)	(389)	(1,301)
Accrued expenses	227	(69)	284
Net cash provided by operating activities	$3,005	$1,407	$1,865

Cash flows (used in) provided by investing activities:
Capital dividend from Joint Venture	9	123	507
Additions to property, plant & equipment, net	(60)	(121)	(94)
Net cash (used in) provided by investing activities	$(51)	$2	$413

Cash flows from financing activities:
(Repayments) from note payable	(3,007)	(1,524)	(2,525)
Proceeds from stock issued, options exercised
& employee stock purchase plan	0	0	212
Net cash (used in) financing activities	$(3,007)	$(1,524)	$(2,313)

Net (decrease) in cash	(53)	(115)	(35)
Cash at beginning of year	184	299	334
Cash at end of year	$131	$184	$299

Supplemental cash flows disclosure:
Income taxes paid	$0	$33	$15
Interest paid	$213	$356	$683

See accompanying notes to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. DESCRIPTION OF THE BUSINESS
Wells-Gardner Electronics Corporation is a global distributor and manufacturer of liquid crystal displays (LCDs), color video monitors and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company’s primary business is the distribution, design, manufacture, assembly, service and marketing of color LCD (liquid crystal display) video monitors, gaming supplies and other components, with facilities in the United States and a manufacturing subcontract relationship with two separate Taiwanese electronics companies to manufacture LCD video displays in China.  Prior to October 2007, the Company also had a manufacturing joint venture in Malaysia.  This joint venture was closed and liquidated in 2007.

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

Revenue Recognition
In general, the Company recognizes revenue when the following criteria are met: evidence of an arrangement between the Company and its customer exists, shipment has occurred or services have been rendered, the sales price is fixed and determinable and collectability is reasonably assured.

Financial Instruments
The fair value of the Company’s financial instruments does not materially vary from the carrying value of such instruments.

Receivables
Receivables are carried at original invoice or closing statement amount less estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. A receivable is considered to be past due if any portion of the receivable balance is outstanding past terms which are normally 30 to 60 days. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

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

Internal Use Software
Certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software. Total capitalized costs as of December 31, 2009 and 2008 were $1.8 million and are included in property, plant & equipment on the face of the balance sheets. During the years ended December 31, 2009, 2008 and 2007, amortization expense related to the capitalized software was $12,000, $52,000 and $236,000, respectively.

Goodwill
The Company accounts for its goodwill resulting from its purchase of American Gaming and Electronics, Inc. in conformity with GAAP USA. GAAP USA requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2009 and 2008 by utilization of a discounted cash flow analysis.  However, there is no certainty in future periods that the fair value of the reporting unit will exceed its carrying value, particularly due to the recent volatility in the used game market and current general economic conditions.

Engineering Research & Development
Engineering research and development costs for the years ended December 31, 2009, 2008 and 2007 were approximately $1,344,000, $1,425,000, and $1,487,000, respectively, which were 2.6%, 2.6%, and 2.5% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the statement of operations.

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

Earnings (Loss) Per Share
Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options and warrants. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2008 and 2007.

Stock Based Compensation
At December 31, 2009, the Company has two stock-based compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of GAAP USA.

Reclassifications
Certain amounts in previously issued financial statement footnotes have been reclassified to conform to the current year’s presentation.

Subsequent Events
The Company evaluated subsequent events through the date the financial statements were issued.

Recently Issued Accounting Pronouncements
None.

Note 3. INVENTORY
Net inventory, which includes a valuation reserve of $2,549, $2,734 and $2,145 in 2009, 2008 and 2007, respectively, consisted of the following components:
	December 31,
(in $000's)	2009	2008	2007
Raw materials	$3,112	$3,706	$4,525
Work in progress	$0	$52	$580
In transit finished goods	$1,116	$1,593	$1,521
Finished goods	$3,780	$6,435	$6,287
Total	$8,008	$11,786	$12,913

Note 4. DEBT
On September 15, 2009, the Company signed an amendment to extend the term of the credit agreement with Wells Fargo Bank to August 21, 2013.  The amended credit agreement is a $12 million revolving credit facility.  The amended credit facility has an interest rate of three month LIBOR plus 500 basis points, plus other fees including annual maintenance and exam fees.  Substantially all assets of the Company are secured as collateral for this credit facility and the Company must maintain certain financial covenants including minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases. The financial covenants, which remained the same, now include a provision that any future write off of goodwill will be an add back to the net worth and earnings covenants.  All cash dividends must be approved by the bank.  At December 31, 2009 and 2008, the Company had total outstanding bank debt of $2.2 million and $5.2 million, respectively, at a combined average interest rate of 5.25% and 6.0%, respectively. As of December 31, 2009 the Company had availability of $6.2 million in addition to the $2.2 million outstanding. Availability is 85% of eligible accounts receivable and 55% of eligible inventory less outstanding debt. All bank debt is due and payable on August 21, 2013.

Note 5. STOCK PLANS
The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 1,954,674 common shares.

Stock Options
Options were granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2009, 6 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through April 8, 2014.

Under the stock option plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant. For purposes of calculating the compensation cost per GAAP USA, the fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model.  The Company has not issued any Incentive Stock Options since 2004, except for adjustments to previous grants for the 5% dividend declared in subsequent years.  It is the Company’s policy to issue new stock certificates to satisfy stock option exercises.

Stock options exercisable at December 31, 2009, 2008 and 2007 were 48,454, 66,862 and 131,360, respectively.  No options were granted in 2009, 2008 or 2007. The total intrinsic value of shares exercised in 2009, 2008 and 2007 were $0, $0 and $316,000, respectively. The total cash received in 2009, 2008 and 2007 for the exercise of stock options was $0, $0 and $209,000, respectively.

The following table summarizes information about stock options activity for the twelve months ending December 31, 2009:

			Weighted average	Aggregate
		Weighted average	Remaining	Intrinsic
	Options	exercise price	Contractual Life	Value
Outstanding at beginning of year	66,862	$1.85
Granted	0	$-
Forfeited	(18,408)	$1.40
Exercised	0	$-
Outstanding, December 31, 2009	48,454	$2.02	2.1

Exercisable, December 31, 2009	48,454	$2.02	2.1	12,000

Restricted Shares
The employees will earn the restricted shares in exchange for services to be provided to the Company over a three year or five-year vesting period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000.  The fair value of restricted shares is based on market price on the grant date.  In 2009 and 2008, the Company granted 72,000 and 44,100 restricted shares, respectively, with weighted average grant date fair values of $0.46 and $1.66, respectively. The Company recorded $83,000, $74,000 and $90,000 in related net compensation expense for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, 165,935 restricted shares are outstanding on a dividend adjusted basis. Total unrecognized compensation cost related to unvested stock awards is approximately $120,000 and is expected to be recognized over a weighted average period of 2 years.

The following table summarizes information regarding Restricted Share activity for the twelve months ending December 31, 2009:
		Weighted average
		Grant Date
	Shares	Fair Value
Unvested at December 31, 2008	104,961	$2.73
Granted	72,000	$0.46
Vested	(11,026)	$3.37
Forfeited	0	$0
Unvested, December 31, 2009	165,935	$1.70

Warrants
On September 23, 2004, the Company completed a $5.5 million private equity placement pursuant to separate agreements for the issuance of 1,216,816 (unadjusted) shares of its common stock, $1.00 par value, to certain institutional investors at a price of $4.52 per share (unadjusted), and issued warrants to those investors which will allow them to purchase up to an additional 486,726 (unadjusted) shares of common stock at $6.24 per share (unadjusted). These warrants became exercisable on March 21, 2005 and expire on March 20, 2010. As a result of the private equity placement, the Company raised approximately $5.0 million (net of $463,000 in expenses) through the sale of the common stock. The Company used the proceeds to pay down its bank debt. As of December 31, 2009 there has been no activity related to the outstanding warrants.   The current exercise price of the 591,554 warrants after stock dividends as of December 31, 2009 is $5.13.

Note 6. ACCRUED EXPENSES
Accrued expenses consisted of the following items:
	December 31,
(in $000's)	2009	2008
Payroll & related costs	$497	$142
Sales commissions	$71	$54
Warranty	$90	$183
Other accrued expenses	$635	$687
Total	$1,293	$1,066

Warranty reserve roll forward:
	Year Ended December 31,
Warranty Reserve:	2009	2008
Beginning Balance	$183	$200
Additions	$160	$334
Payments	$(253)	$(351)
Balance at end of year	$90	$183

Note 7. SIGNIFICANT CUSTOMERS
The Company’s largest customer accounted for 35%, 40% and 35% of total revenues in 2009, 2008 and 2007, respectively, and 45% and 36% of total accounts receivable as of December 31, 2009 and December 31, 2008, respectively. No other customer accounted for more than 10% of sales in 2008 and 2007, respectively.  The second largest customer accounted for 15% of the total revenue in 2009 and 21% of the total accounts receivable.  The next largest customer accounted for 10% of total revenue in 2009 and 7% of the total accounts receivable.  No other customer accounted for more than 10% of sales in 2009.

Note 8. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000's)	2009	2008	2007
Computed expected tax expense	$338	$70	$66
State income tax expense, net of Federal tax effect	$48	$10	$9
Distribution from Joint Venture	$4	$48	$368
Reduction of valuation allowance	$(122)	$0	$(55)
Other, net (primarily permanent differences)	$64	$92	$(87)
Change in valuation allowance (regarding utilization of NOL)	$(434)	$(195)	$(295)
Income Tax Expense (Benefit)	$(102)	$25	$6

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:

	December 31:
(in $000's)	2009	2008	2007
Deferred tax assets:
Allowance for doubtful accounts	$96	$62	$60
Warranty reserve	$35	$71	$78
Inventory reserve	$990	$1,061	$833
Property, plant, equipment and software, principally depreciation	$87	$15	$0
Net operating loss carry forwards*	$2,118	$2,498	$2,871
Alternative minimum tax credit carry forwards	$74	$74	$74
General business credit carry forwards	$129	$129	$129
Other	$52	$75	$101
Total gross deferred tax assets	$3,581	$3,985	$4,146
Less valuation allowance	$(3,013)	$(3,569)	$(3,764)
Total deferred tax assets	$568	$416	$382
Deferred tax liabilities:
Property, plant, equipment and software, principally depreciation	$0	$0	$6
Goodwill	$391	$361	$321
Total deferred tax liabilities	$391	$361	$327
Net deferred taxes	$177	$55	$55

*As a result of a recent state audit and the determination that the nature of the adjustment was a clerical error in 2001, the 2008 and 2007 net operating loss carry forwards and the valuation allowance have been increased by $403,000. Due to a 100% offset against the valuation allowance, this adjustment has no impact on the 2008 and 2007 consolidated balance sheets or statements of operations.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has historically provided a 100% valuation allowance on its net deferred tax benefits.  However, the Company reduced the valuation allowance by $122,000, $0, and $55,000 in the 2009, 2008 and 2007 years, respectively, in order to recognize the portion of deferred tax assets expected to be realized in the near future.  This change represents the Company’s belief that it is more likely than not that a profit will be generated through the end of the succeeding year, which will allow them to use a portion of the current net operating loss carry forwards.  As of December 31, 2009, the Company has net operating loss carry forwards for Federal income tax purposes of approximately $4,843,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carry forwards of approximately $74,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. In addition, the Company has general business credit carry forwards of approximately $129,000, which are available to reduce future Federal regular income taxes, if any. These general business credits are scheduled to expire in 2012.  No unrecognized tax benefits are set to expire in the next twelve months that may have an impact upon the Company’s effective tax rate.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions.  The tax years 2006, 2007, 2008 and 2009 remain open to examinations.  Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.  During the twelve months ended December 31, 2009, the Company did not recognize expense for interest or penalties related to income tax, and does not have any amounts accrued at December 31, 2009, as the Company does not believe it has taken any uncertain tax positions.

Note 9. EARNINGS PER SHARE
During 2008 and 2007, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 493,183 and 467,363 additional common shares in 2008 and 2007, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

(in $000's except for per share data)	2009	2008	2007
Basic earnings (loss) per common share:
Net earnings (loss)	$1,097	$204	$195

Weighted-average common shares outstanding	10,417	10,350	10,309

Basic net earnings (loss) per common share	$0.11	$0.02	$0.02

Diluted earnings (loss) per common share:
Net earnings (loss)	$1,097	$204	$195

Weighted-average common shares outstanding	10,417	10,350	10,309
Add: Effect of dilutive stock options	0	0	33
Adjusted weighted-average common shares outstanding	10,417	10,350	10,342

Diluted net earnings (loss) per common share	$0.11	$0.02	$0.02

As of December 31, 2009, 2008 and 2007, there were 591,554 warrants outstanding to purchase common stock at $5.13.  These warrants were anti-dilutive and excluded from the diluted earnings per share. For the year ended December 31, 2009, 2008 and 2007, there were 48,454, 66,862 and 6,869 options, respectively, which were anti-dilutive and excluded from the diluted earnings per share calculation.

Note 10. JOINT VENTURE / AFFILIATES
The Company closed and liquidated its Malaysian joint venture partner (Wells East Asia Displays – WEA) in 2007.  The entire investment in WEA has been repatriated as of December 31, 2009.  The joint venture was accounted for under the equity method of accounting.  The Company recorded equity in earnings of the joint venture of $1,000, $2,000 and $24,000 in 2009, 2008 and 2007, respectively.  In 2007, the Company recorded a liquidation reserve of $194,000 which was offset by $153,000 of foreign currency gains and $65,000 of current year operating income.  In 2009, 2008 and 2007, respectively, the Company also received dividends of $9,000, $123,000 and $1,277,000 from WEA.  Purchases by the Company from the joint venture were $0, $0 and $5,510,000 in 2009, 2008 and 2007, respectively, and sales by the Company to the joint venture were $0, $0 and $219,000, respectively.

Note 11. LEASE COMMITMENTS
The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2013. The future minimum lease payments required under operating leases are as follows:

Years ending
December 31	(in $000's)
2010	$766
2011	$572
2012	$561
2013	$186
Thereafter	$0
$2,085

Rent expense related to operating leases was approximately $808,000, $814,000 and $851,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

Note 12. OTHER  EXPENSE / INCOME
Other expense in 2009 of $170,000 was primarily due to sales tax audits relating to prior years.  The primary components of other income in 2007 were $275,000 of foreign currency gains on accounts receivable and a $32,000 collection of a bad debt which had been previously expensed.

Note 13. UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 2009 and 2008 are as follows:

	2009
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$11,604	$14,376	$13,446	$13,100
Gross margin	$2,083	$2,601	$2,391	$2,072
Net earnings (loss)	$103	$484	$266	$244
Basic net earnings (loss) per share	$0.01	$0.05	$0.03	$0.02
Diluted net earnings (loss) per share	$0.01	$0.05	$0.03	$0.02

	2008
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$14,916	$14,525	$11,283	$13,115
Gross margin	$2,441	$2,332	$1,686	$1,896
Net (loss) earnings	$199	$170	$(184)	$19
Basic net (loss) earnings per share	$0.02	$0.02	$(0.02)	$0.00
Diluted net (loss) earnings per share	$0.02	$0.02	$(0.02)	$0.00

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Wells-Gardner Electronics Corporation

We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We did not audit the 2007 financial statements of Wells Eastern Asia Displays (M) SDN.BHD., a joint venture, the investment in which, as discussed in Note 10 to the consolidated financial statements, was accounted for by the equity method of accounting until it was closed and liquidated in 2007. The company’s equity in the net income of Wells Eastern Asia Displays (M) SDN.BHD was $24,000 for the year ended December 31, 2007.  The 2007 financial statements of Wells Eastern Asia Displays (M) SDN.BHD. were audited by other auditors whose report has been furnished to us, and in our opinion, insofar as it relates to the amounts included for Wells Eastern Asia Displays (M) SDN.BHD., is based solely on the report of other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Blackman Kallick, LLP
Chicago, Illinois
March 10, 2010

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Anthony Spier	Anthony Spier
Chairman, President	Chairman, President
& Chief Executive Officer	& Chief Executive Officer

Marshall L. Burman	James F. Brace
Counsel to Wildman, Harrold, Allen & Dixon	Executive Vice President, Secretary,
Treasurer & Chief Financial Officer
Merle H. Banta
Chairman & Chief Executive Officer
BHH Management, Inc.

Frank R. Martin
Attorney
Righeimer, Martin & Cinquino, P.C.

CORPORATE INFORMATION

ANNUAL MEETING	BANKER
The Annual Meeting of Shareholders will take place at 10:00 a.m. on Tuesday, May 11, 2010 at the corporate offices of the Company.	Wells Fargo Bank N.A.
Milwaukee, Wisconsin

FORM 10-K	AUDITOR
A copy of the Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to James F. Brace at the corporate offices of the Company.
Blackman Kallick, LLP
Chicago, Illinois

TRANSFER AGENT	COUNSEL
BNY Mellon Shareowner Services	Gould & Ratner, LLP
P.O. Box 358015	Chicago, Illinois
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
Telephone: 1-800-853-4967
Web: www.bnymellon.com/shareowner/isd