Form 10-K, Exhibit 13
period 2010-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2011-03-10
CIK 105608

SELECTED FINANCIAL DATA
(in $000’s except for per share data, unaudited)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Net Sales	$45,704	$52,526	$53,839	$59,308	$64,748
Gross Margin	$8,396	$9,148	$8,356	$9,866	$10,349
Operating Earnings	$363	$1,377	$582	$546	$1,095
Net earnings	$190	$1,097	$204	$195	$343
Basic net earnings per common share	$0.02	$0.10	$0.02	$0.02	$0.03
Diluted net earnings per common share	$0.02	$0.10	$0.02	$0.02	$0.03
Total Assets	$18,949	$24,305	$25,848	$26,601	$30,187
Long-term liabilities	$565	$2,178	$5,185	$6,709	$9,234
Working capital	$14,087	$15,569	$17,301	$18,376	$18,863

COMMON SHARE MARKET PRICE
The Company’s common shares are traded on the NYSE Amex Stock Exchange under the symbol WGA.  On December 31, 2010, there were approximately 441 holders of record of the common shares.  A five percent (5%) stock dividend was issued in 2010.  High and low prices, reflecting this dividend, for the last two years, unaudited, were:

	2010 Prices		2009 Prices
	High	Low	High	Low
Quarter ended:
March 31	$2.62	$2.08	$0.68	$0.33
June 30	$2.50	$1.45	$1.22	$0.40
September 30	$2.89	$1.55	$2.19	$0.76
December 31	$2.27	$1.81	$2.97	$1.71

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

2010 PRESIDENT’S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

In an extremely difficult economic and gaming industry environment, Wells Gardner turned in an acceptable financial performance in 2010.

•
The Company was profitable for the fifth consecutive year with net earnings of $190,000 or $0.02 per share compared to $1.1 million or $0.10 per share in 2009. The 2010 results included unusual charges of $572,000, which were made up of $122,000 of reorganization charges and $450,000 of operating expenses related to the Illinois Video Lottery business, which is not expected to generate revenue until the fourth quarter 2011.  The 2009 earnings included non recurring tax charges of $168,000.

•
Sales for fiscal 2010 were $45.7 million, a decrease of 13% or $6.8 million compared to the sales of $52.5 million in the prior year. This sales decline was due to the decline in LCD prices of around 6%, which resulted in a sales decline of over $3 million as well as a decline in LCD unit sales of 3% and the loss of a large parts contract.

•	Margins improved in 2010 to 18.4% compared to 17.4% in the prior year. The margin improvement was driven by improved design and purchasing cost control.
•
The Company’s Balance Sheet strengthened considerably with the generation of an additional $1.6 million of free cash flow. Bank debt declined to $565,000 from $2.2 million at year end 2009 and is the lowest debt level at a yearend in the last 20 years. This resulted in interest expense reduction of 14%. The Company’s debt/equity ratio was reduced to 4% from 14% at yearend 2009 and 70% at year end 2006 when the debt level was $9.9 million. This means that the Company has generated over $9.3 million of free cash flow from operations over the past 4 years.

•
LCD sales continue to dominate our business and the Company sold over 101,000 LCDs in 2010 a decline of 3 percent compared to almost 104,000 sold in 2009. The Company sold its 450,000th LCD in December 2010.

•
The Company was granted two LCD patents. One of these patents has royalty income potential. We have another 5 LCD patents filed. This is a continuation of our push to broaden the scope of our Intellectual Property (IP).

•
The Company has embarked on two new directions, namely entering the new Illinois Video Lottery Terminal market and developing new products using new technologies including digital signage, 3D, flexible CDs and OLED products among others. The two opportunities that have significant potential for Wells Gardner for the next several years.

Illinois Video Lottery Market
The Company has decided to enter the new Video Lottery market in Illinois as a distributor in the name of American Gaming & Electronics (AG&E). The Company’s Illinois gaming license is in the name of AG&E. The Video Lottery Act was passed by the Illinois Legislature in July 2009 and envisions approximately  35,000 to 45,000 video lottery terminals being operated in the state by the end of 2014 This represents a total sales value of the entire Illinois market of between  $425 to $565 million. The Company has signed a definitive agreement with SPIELO, a Lottomatica company, to distribute their products into the Illinois market. Management has hired Michael Rudowicz, the former President of the Amusement Trade Association to be the Executive Vice President in charge of the Video Lottery Division of AG&E and Michael Mazzaroli, a highly successful long time Midwest Regional Manager of AG&E to be the Vice President of Sales of the VLT Division reporting to Mr. Rudowicz. It should be noted that the Video Lottery Act was overturned by an Illinois Appellate Court in late January 2011.  The judgment was stayed by the Illinois Supreme Court pending oral arguments scheduled for May 2011.  The Company still anticipates the first sales of the VLT terminals to start in the fourth quarter 2011. In addition the Company believes that Video Lottery Terminal expansion could be the next wave of gaming expansion in the US and expects to participate in those opportunities.

New Technologies
The Company is working hard to reinvent itself as an Intellectual Property (IP) company under the direction of David Silk, Senior Vice President of Business Development and Engineering. Management is working on a number of new technologies including digital signage, 3D, flexible LCDs and OLED products. In addition the Company has filed 7 LCD patent applications, 2 of which have been granted.

American Gaming & Electronics (AG&E)
AG&E, which is a wholly owned subsidiary of Wells Gardner,  has direct sales operations in Las Vegas and Reno, Nevada, California, New Jersey, New York, Pennsylvania, Connecticut, Florida and throughout the Midwest. AG&E also has distributors in New Mexico, Arizona, Mississippi and Louisiana and added distributors covering South East Asia, Europe, Middle East and Africa. The Company has distribution relationships with TPK (Optera), 3M, GE, JCM, and others. AG&E pioneered the LCD replacement kit market for replacing CRT monitors with LCDs in casinos. They have now sold almost 35,000 LCD replacement kits. AG&E has decided to enter the Illinois VLT market as a distributor as noted above and could consider entering other VLT markets in the future. AGE amicably terminated its used game contract with Par 4 of New Jersey. AGE now sells to virtually every casino in North America.

Asian Manufacturing
Asian manufacturing is essential to our strategy of being a globally competitive manufacturer of LCDs. The Company has two long-term contracts to manufacture its LCDs at our subcontractors’ China facilities, both in the Shenzhen area, near Hong Kong.  In 2010, 95% of the Company’s sales were derived from LCD production in China compared to 90% in 2009 and 59% in 2007. Chinese manufactured LCDs are over $30/unit cheaper than those made in the US.

Gaming Strategy
Wells-Gardner is continuing its strategy of using its strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas. The Company is now participating in four areas of the gaming market:
•	LCD manufacturing in Mainland China and the US, primarily for the gaming industry.
•	Preparing to distribute products to the Illinois Video Lottery Terminal market
•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America and Central America, South America, Europe, South East Asia including Macau, Middle East and Africa..
•	Servicing video displays and other game parts for casinos in North America

The strategy is proving successful as gaming revenue accounted for approximately 93 percent of the Company’s total revenue in 2010 compared to 52 percent in 2000.

Quality Continues To Be the Top Priority
Wells-Gardner remains committed to being the “best-in-class” quality supplier in all our served markets.  The Company has a defect rate for its LCD installed base of over 450,000 units of 0.34 percent, compared to the industry standard of 1.0 percent, which few if any of our competitors can match. That means only 3.4 defects for every 1000 LCDs installed. Our team of American and Taiwanese engineers has developed extremely high quality and highly reliable LCDs.

Strategic Plan
Management is committed to a new strategic plan in 2011. Management believes that the Company must develop a new direction focusing on Intellectual Property and new channels of distribution to distinguish the Company from its competitors and hence earn improved profits from technological value added products. As mentioned above, the Company now has two granted and five filed LCD patents. In addition the Company has invested in several new technologies including digital signage, 3D, flexible LCDs and OLED products. Management is also focused on releasing several new products which are expected to generate additional revenue in 2011.

2011 Global Gaming Outlook
After four years of a declining global slot market in 2007, 2008, 2009 and 2010 industry experts are predicting a more favorable climate by the middle of 2011. New domestic markets have started up including Kansas and Maryland and additional casinos are under construction in these markets as well as New York. Other new markets such as Ohio have been legalized with resort casinos expected to be developed in 2012 to 2013, but there is the possibility of racetracks installing machines as early as 2011 and 2012 and a temporary casino in Cleveland opening at the end of 2011. International expansion is getting considerable interest from our customers with Singapore, Macau, Italy, Europe and South America being discussed more on conference calls than the US. Even Singapore and Macau markets that were not expected to be big with slots are experiencing slot win that is better that what is experienced in US markets. As discussed above Video Lottery Terminals in bars and fraternal organizations could be the next wave of gaming expansion in the US. In addition a stronger worldwide economy is expected to increase visitation which should result in a better environment for ordering new slots.

2011 and 2012 Wells-Gardner Outlook
Wells Gardner expects 2011 to continue to be a challenging environment. While sales are expected to increase by around 30 percent, this increase will come primarily from the sales into the new Illinois Video Lottery market that is expected to start in the fourth quarter 2011. However the Company will have expenses for all twelve months of 2011 in preparation of entry into this new market. Management is cautiously optimistic as new technology products are being developed that are expected to generate additional income. Management will continue to exercise intense cost and interest expense control.

2012 is expected to be a strong year for the Company due to the combination of a full year of sales to the Illinois Video Lottery terminal market, a strong pickup in the slot replacement cycle and the opening of new casinos both domestically and internationally.

The major risk is the uncertain global economic and political climate.

I thank all of you for your continued support as we complete the implementation of our plans. I am confident that this will lead to increased profitability and improved shareholder value.

Anthony Spier
Chairman of the Board, President
& Chief Executive Officer

March 4, 2011

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net sales decreased 13% to $45.7 million in 2010 compared to $52.5 million in 2009.  The decrease in sales was attributable to lower average display selling prices, which averaged about 6% or $2.5 million less display revenue compared to 2009.  In addition, total unit volume decreased by 5% or $2.2 million, for a total decrease in monitor sales of $4.7 million.  LCD unit volume decreased almost 3% to 101,000 units while CRT unit volume declined 65% to about 1,500 units.  Parts sales decreased by $1.9 million primarily due to the end of an OEM contract and used games sales decreased $0.2 million in 2010 compared to 2009.  In 2010 and 2009, gaming related sales accounted for 93% of total sales respectively, while amusement sales accounted for 7% of total sales respectively.

Gross margin for 2010 decreased over $0.7 million to $8.4 million or 18.4% of sales compared to $9.1 million or 17.4% in 2009 for a 1.0 percentage point year over year increase.  The primary factors contributing to the gross margin increase were an increase in display margins partially offset by a decline in used game margins and flat parts margins.  The Company was able to achieve the higher display margins through product design improvements, purchasing cost reductions related primarily to lower LCD panel costs, and sales of some previously slow moving inventory.

Operating expenses increased almost $0.3 million to over $8.0 million in 2010 compared to less than $7.8 million in 2009.  The major operating expense differences for 2010 compared to 2009 were due to a $304,000 increase in other operating expense primarily legal expense, a $149,000 increase in compensation expense where higher VLT and engineering compensation were partially offset by lower bonus expense, and a $173,000 decrease in sales commissions.  The 2010 results include $449,000 of operating expenses related to the Illinois Video Lottery business, which is not expected to generate revenue until the fourth quarter 2011.  The Company continues to place great emphasis on operating expense control.

Operating results were earnings of $363,000 in 2010 compared to $1,377,000 in 2009 due entirely to lower sales since the slightly higher margin percentage more than offset slightly higher operating expense.

Interest expense was $184,000 in 2010 compared to $213,000 in 2009 due to lower average debt balances.  Joint venture income was zero in 2010 compared to $1,000 in 2009.  Other expense was $(5,000) credit in 2010 compared to $170,000 other expense in 2009.  The other expense in 2009 was related to state tax charges.

Income tax benefit was $6,000 in 2010 compared to $102,000 in 2009 due to lower pretax income.  The Company has available a net operating loss carry forward of approximately $5.4 million as of December 31, 2010.

Net income was $190,000 in 2010 compared to net income of $1,097,000 in 2009.  For 2010 basic and diluted earnings per share was $0.02 compared to basic and diluted earnings per share of $0.10 in 2009.

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

Income tax benefit was $102,000 in 2009 compared to income tax expense of $25,000 in 2008.  The Company has available a net operating loss carry forward of approximately $4.8 million as of December 31, 2009.

Net income was $1,097,000 in 2009 compared to net income of $204,000 in 2008.  For 2009 basic and diluted earnings per share was $0.11 compared to basic and diluted earnings per share of $0.02 in 2008.

2011 Outlook
The Company anticipates 2011 sales to be between $58 million and $62 million based on our projection that the Illinois video lottery business will start in the fourth quarter 2011.  Total display unit sales are expected to be somewhat lower in the first half 2011 compared to 2010 and significantly higher in the second half 2011 compared to 2010, while the average monitor selling price is expected to be slightly higher in 2011 compared to 2010.  Parts sales are expected to be slightly higher in 2011; however there will be no used game sales in 2011.    As a result, the Company expects 2011 to start out better than the fourth quarter 2010, but lower than the first half 2010, and improve noticeably the remainder of the year.  We will continue to aggressively control costs, interest expense and inventory levels ahead of the expected rebound in the slot machine replacement market and start up of new jurisdictions including the new Illinois video lottery business.  The Company is working on many new products in touch and 3D and new replacement kits for the casino and amusement markets.

Market & Credit Risks
The Company is subject to certain market risks, mainly interest rates.  On August 21, 2006, the Company entered into a four-year credit facility with Wells Fargo Bank NA.  On September 15, 2009, the Company amended the term of the credit agreement extending it to August 21, 2013.  The amended credit agreement is a $12 million revolving credit facility and has an interest rate of three month LIBOR plus 500 basis points.  The credit facility has several financial covenants including a minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases.  The financial covenants, which remained the same, now include a provision that any future write off of goodwill will be an add back to the net worth and earnings covenants.  As of December 31, 2010, the Company had total outstanding bank debt of $0.6 million at an average interest rate of 5.3%.  In addition, the Company pays $32,000 credit insurance on selected foreign receivables.  An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid.  The Company may pay down the loans at any time, however, monthly interest charges are not less than $15,000 per month for the first year of the credit agreement extension and not less than $10,000 per month for the next two years of the extension.  All bank debt is due and payable on August 21, 2013.  Subsequent to year end a fourth amendment to the credit agreement was signed.  See footnote 14.

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
Inventory Obsolescence & Costing Methods
Inventory is stated at the lower of cost (first-in, first-out) or market.  The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.  During 2010 the Company’s slow moving and obsolescence reserve decreased approximately $762,000 due to the disposition of old CRT material and sales of previously slow moving finished goods inventory.
Provision for Warranty
The Company offers certain warranties on its products and has a general reserve for potential future charges incurred in connection with in-warranty repairs and services.  This reserve is based on historical actual repairs, which declined significantly in 2009 due to significantly lower CRT sales.
Goodwill
The Company accounts for its goodwill resulting from the acquisition of American Gaming & Electronics in conformity with FASB ASC 350-20 Goodwill Subsequent Measurement. This ASC section requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2010 and 2009 by utilization of a discounted cash flow analysis.  However, there is no certainty in future periods that the fair value of the reporting unit will exceed its carrying value.  The Illinois Video Lottery Act was overturned by an Illinois Appellate Court in late January 2011.  The judgment was stayed by the Illinois Supreme Court pending oral arguments scheduled for May 2011.  Management expects the Illinois Supreme Court to uphold the original legislation or the Illinois legislature to reenact the act, but if they do not AGE goodwill might be impaired.
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

Liquidity & Capital Resources

Accounts receivable decreased to $4.8 million in 2010 compared to $7.2 million in 2009. This $2.4 million provision of cash is due to the significantly lower sales in the fourth quarter 2010 compared to the third quarter 2010.  Days sales in accounts receivable increased slightly to 56 days at year end 2010 compared to 50 days at year end 2009.   Accounts receivable due from subcontractors decreased to $3.0 million in 2010 compared to $6.2 million in 2009, or a $3.2 million provision of cash due to the lower fourth quarter 2010 production.

Inventory increased to $8.6 million in 2010 compared to $8.0 million in 2009.  This $0.6 million use of cash was due to not being able to reduce production as fast as sales slowed in the fourth quarter 2010.

Accounts payable decreased to $0.9 million in 2010 compared to $1.4 million in 2009, or a $0.5 million use of cash, due to the lower fourth quarter 2010 volume, notwithstanding the days outstanding remained the same at 39 days.  Accounts payable to subcontractors decreased to $1.2 million in 2010 compared to $4.3 million in 2009, or $3.1 million use of cash based upon the lower fourth quarter 2010 volume.

The net of prepaid and accrued expenses offset each other having no net effect on cash flow for the twelve months.  The net of our 2010 earnings, depreciation and amortization, and other non cash adjustments to earnings resulted in $0.4 million provision of cash in operations.

These changes resulted in $1.8 million of cash being provided by operations.

Capital additions for Illinois video lottery showroom, cage and security additions and IT equipment were $0.3 million of cash used by investing activities.

Long-term liabilities decreased to $0.6 million in 2010 compared to $2.2 million in 2009, which used $1.6 million of cash.  Cash provided by sales of stock issued under the employee stock option plan and stock grants were essentially zero dollars in 2010 and 2009.  These two items resulted in $1.6 million of net cash used in financing activities.  Cash at the beginning of the year was $0.1 million and at the end of the year was close to zero at $29,000.

Shareholders’ equity was $15.4 million in 2010 compared to $15.2 million in 2009 or an increase of $0.2 million.  This increase was attributed primarily to the Company’s net earnings in 2010 and the amortization of unearned compensation relating to the employee stock grant plan.

The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times.  Under its current credit facility, the Company is required to maintain certain financial covenants that the Company must meet each quarter during the term of the agreement.  While the Company currently expects to meet these financial covenants during 2011, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

Contractual Obligations
The following table summarizes the Company’s contractual commitments as of December 31, 2010.     The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

Payments Due In year Ending December 31,

(in $000’s)	Total	2011	2012	2013	2014	2015	2016+
Note Payable (Note 4)	$ 565	$ ---	$ ---	$ 565	$ ---	$ ---	$ ---
Operating Leases (Note 11)	$ 1,599	$ 725	$ 659	$ 201	$ 11	$ 3	$ ---
	$ 2,164	$ 725	$ 659	$ 766	$ 11	$ 3	$ ---

Inflation
In 2010 and 2009, inflation has not had a material effect on the Company’s results of operations

CONSOLIDATED BALANCE SHEETS
As of December 31,
(in $000’s except for share information)
	2010	2009
ASSETS
Current Assets:
Cash	$29	$131
Accounts receivable, net of allowances of $256 in 2010 & $248 in 2009	4,761	7,148
Accounts receivable, subcontractor	2,956	6,167
Inventory	8,600	8,008
Prepaid expenses & other assets	676	1,080
Total current assets	$17,022	$22,534

Property, Plant & Equipment (at cost):
Leasehold improvements	533	389
Machinery, equipment & software	8,759	8,665
less: Accumulated depreciation & amortization	(8,871)	(8,789)
Property, plant & equipment, net	$421	265

Other Assets:
Deferred tax asset, net	177	177
Goodwill	1,329	1,329
Total other assets	$1,506	$1,506
Total Assets	$18,949	$24,305

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	878	1,345
Accounts payable, subcontractor	1,165	4,327
Accrued expenses	892	1,293
Total current liabilities	$2,935	$6,965

Long-Term Liabilities:
Note payable	565	2,178
Total long-term liabilities	$565	$2,178
Total Liabilities	$3,500	$9,143

Shareholders' Equity:
Common shares:
$1 par value; 25,000,000 shares authorized;
10,988,219 shares issued and outstanding at December 31, 2010
10,942,013 shares issued and outstanding at December 31, 2009	10,988	10,421
Capital in excess of par value	5,515	5,968
Accumulated deficit	(916)	(1,107)
Unearned compensation	(138)	(120)
Total Shareholders' Equity	$15,449	$15,162
Total Liabilities & Shareholders’ Equity	$18,949	$24,305

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31,
(in $000’s except for share & per share data)
	2010	2009	2008
Net sales	$45,704	$52,526	$53,839
Cost of sales	37,308	43,378	45,483
Gross margin	8,396	9,148	8,356
Engineering, selling & administrative	8,033	7,771	7,774
Operating earnings	363	1,377	582
Other expense (income):
Interest	184	213	356
Joint Venture income	0	(1)	(3)
Other (income) expense	(5)	170	0
Earnings before income tax	184	995	229
Income tax (benefit) expense	(6)	(102)	25
Net earnings	$190	$1,097	$204

Basic net earnings per common share	$0.02	$0.10	$.02

Diluted net earnings per common share	$0.02	$0.10	$.02

Basic common weighted shares outstanding	10,982,985	10,937,883	10,867,267
Diluted common weighted shares outstanding	10,989,450	10,937,883	10,867,267

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in $000’s)
		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders'
	Shares	Par Value	Deficit	Compensation	Equity
December 31, 2007	$9,835	$6,503	$(2,408)	$(227)	$13,704

Net earnings			204		204
Stock dividend issued	493	(493)			0
Issuance / forfeiture of stock awards (net)	20	(3)		(17)	0
Amortization of unearned compensation				74	74
December 31, 2008	$10,349	$6,007	$(2,204)	$(171)	$13,981

Net earnings			1,097		1,097
Issuance / forfeiture of stock awards (net)	72	(39)		(33)	0
Amortization of unearned compensation				84	84
December 31, 2009	$10,421	$5,968	$(1,107)	$(120)	$15,162

Net earnings			190		190
Stock dividend issued	523	(523)			0
Issuance / forfeiture of stock awards (net)	32	57		(89)	0
Stock options exercised	12	12			24
Amortization of unearned compensation				72	72
December 31, 2010	$10,988	$5,515	$(916)	$(138)	$15,449

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,
(in $000’s)
	2010	2009	2008
Cash flows from operating activities:
Net earnings	$190	$1,097	$204
Adjustments to reconcile net earnings to net
cash provided by operating activities:
Depreciation and amortization	134	268	171
Bad debt expense	26	101	31
Amortization of unearned compensation	72	84	74
Share of earnings of joint venture	0	(1)	(2)
Deferred income tax	0	(122)	0
Changes in current assets & liabilities:
Accounts receivable, net	2,361	(960)	(299)
Inventory	(591)	3,778	1,127
Prepaid expenses & other	403	(167)	393
Accounts payable, net	(467)	(449)	166
Due to/from subcontractor	49	(851)	(389)
Accrued expenses	(401)	227	(69)
Net cash provided by operating activities	$1,776	$3,005	$1,407

Cash flows (used in) provided by investing activities:
Capital dividend from Joint Venture	0	9	123
Additions to property, plant & equipment, net	(290)	(60)	(121)
Net cash (used in) provided by investing activities	$(290)	$(51)	$2

Cash flows from financing activities:
(Repayments) from note payable	(1,613)	(3,007)	(1,524)
Proceeds from stock issued, options exercised
& employee stock purchase plan	25	0	0
Net cash (used in) financing activities	$(1,588)	$(3,007)	$(1,524)

Net (decrease) in cash	(102)	(53)	(115)
Cash at beginning of year	131	184	299
Cash at end of year	$29	$131	$184

Supplemental cash flows disclosure:
Income taxes paid	$0	$0	$33
Interest paid	$184	$213	$356

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

Internal Use Software
Certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software of three to seven years. Total capitalized costs as of December 31, 2010 and 2009 were $1.8 million and are included in property, plant & equipment on the face of the balance sheets. During the years ended December 31, 2010, 2009 and 2008, amortization expense related to the capitalized software was $15,000, $12,000 and $52,000, respectively.

Goodwill
The Company accounts for its goodwill resulting from its purchase of American Gaming and Electronics, Inc. in conformity with GAAP USA. GAAP USA requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2010 and 2009 by utilization of a discounted cash flow analysis. However, there is no certainty in future periods that the Fair Value of the American Gaming & Electronics reporting unit will exceed its carrying value, particularly due to the late January 2011 Illinois Appellate Court ruling overturning four legislative acts (one of which authorized the operation of video lottery terminals in bars and fraternal organizations) and current general economic conditions.  If the Illinois Supreme Court does not overturn the Illinois appellate court decision or the Illinois legislature does not re enact the related legislative acts separately, then it is highly likely that some portion or all of the goodwill will be impaired.  Management expects a favorable outcome upholding the acts from the court or the legislature.  Subsequent events through the date the financial statements were issued were considered in the analysis.  The Company plans to re-evaluate the goodwill analysis as appropriate until the validity of the acts is resolved.

Engineering Research & Development
Engineering research and development costs for the years ended December 31, 2010, 2009 and 2008 were approximately $1,440,000, $1,344,000, and $1,425,000, respectively, which were 3.2%, 2.6%, and 2.6% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the statement of operations.

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

Earnings (Loss) Per Share
Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options and warrants. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2010 and 2008.

Stock Based Compensation
At December 31, 2010, the Company has two stock-based compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of GAAP USA.

Reclassifications
Certain amounts in previously issued financial statement footnotes have been reclassified to conform to the current year’s presentation.

Subsequent Events
The Company evaluated subsequent events through the date the financial statements were issued.

Recently Issued Accounting Pronouncements
None.

Note 3. INVENTORY
Net inventory, which includes a valuation reserve of $1,787, $2,549 and $2,734 in 2010, 2009 and 2008, respectively, consisted of the following components:
	December 31,
(in $000's)	2010	2009	2008
Raw materials	$3,097	$3,112	$3,706
Work in progress	$0	$0	$52
Intransit finished goods	$948	$1,116	$1,593
Finished goods	$4,555	$3,780	$6,435
Total	$8,600	$8,008	$11,786

Note 4. DEBT
On September 15, 2009, the Company signed an amendment to extend the term of the credit agreement with Wells Fargo Bank to August 21, 2013.  The amended credit agreement is a $12 million revolving credit facility.  The amended credit facility has an interest rate of three month LIBOR plus 500 basis points, plus other fees including annual maintenance and exam fees.  Substantially all assets of the Company are secured as collateral for this credit facility and the Company must maintain certain financial covenants including minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases. The financial covenants, which remained the same, now include a provision that any future write off of goodwill will be an add back to the net worth and earnings covenants.  All cash dividends must be approved by the bank.  At December 31, 2010 and 2009, the Company had total outstanding bank debt of $0.6 million and $2.2 million, respectively, at a combined average interest rate of 5.3% and 5.25%, respectively. As of December 31, 2010 the Company had availability of $5.3 million in addition to the $0.6 million outstanding. Availability is 85% of eligible accounts receivable and 55% of eligible inventory less outstanding debt. All bank debt is due and payable on August 21, 2013.  See Note 14 Subsequent Events.

Note 5. STOCK PLANS
The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 2,052,408 common shares.

Stock Options
Options could be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2010, 5 persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through April 8, 2014.

Under the stock option plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant. For purposes of calculating the compensation cost, consistent with GAAP USA, the fair value of each grant was estimated on the date of grant using the Black-Scholes option-pricing model.  The Company has not issued any Incentive Stock Options since 2004, except for adjustments to previous grants for the 5% dividend declared in subsequent years.  It is the Company’s policy to issue new stock certificates to satisfy stock option exercises.

Stock options exercisable at December 31, 2010, 2009 and 2008 were 32,727, 48,454 and 66,862, respectively.  No options were granted in 2010, 2009 or 2008. The total intrinsic value of options exercised in 2010, 2009 and 2008 were $4,000, $0 and $0, respectively. The total cash received in 2010, 2009 and 2008 for the exercise of stock options was $24,000, $0 and $0, respectively.

The following table summarizes information about stock options activity for the twelve months ending December 31, 2010:

			Weighted average	Aggregate
		Weighted average	Remaining	Intrinsic
	Options	exercise price	Contractual Life	Value
Outstanding at beginning of year	50,878	$1.92
Granted	0	$-
Forfeited	(5,495)	$2.07
Exercised	(12,656)	$1.93
Outstanding, December 31, 2010	32,727	$1.88	2.0	11,127

Exercisable, December 31, 2010	32,727	$1.88	2.0	11,127

Restricted Shares
The employees will earn the restricted shares in exchange for services to be provided to the Company over a three year or five-year vesting period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000 and amended in 2009.  The fair value of restricted shares is based on market price on the grant date.  In 2010 and 2009, the Company granted 47,800 and 75,600 restricted shares, respectively, with weighted average grant date fair values of $2.20 and $0.44, respectively. The Company recorded $72,000, $83,000 and $74,000 in related net compensation expense for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, 145,200 restricted shares are outstanding on a dividend adjusted basis. Total unrecognized compensation cost related to unvested stock awards is approximately $138,000 and is expected to be recognized over a weighted average period of 2 years.

The following table summarizes information regarding Restricted Share activity for the twelve months ending December 31, 2010:
		Weighted average
		Grant Date
	Shares	Fair Value
Unvested at December 31, 2009	174,232	$1.62
Granted	47,800	$2.20
Vested	(63,105)	$2.06
Forfeited	(13,727)	$1.63
Unvested, December 31, 2010	145,200	$1.62

Warrants
On September 23, 2004, the Company completed a $5.5 million private equity placement pursuant to separate agreements for the issuance of 1,216,816 (unadjusted) shares of its common stock, $1.00 par value, to certain institutional investors at a price of $4.52 per share (unadjusted), and issued warrants to those investors which would have allowed them to purchase up to an additional 486,726 (unadjusted) shares of common stock at $6.24 per share (unadjusted). These warrants became exercisable on March 21, 2005 and expired on March 20, 2010 without being exercised.

Note 6. ACCRUED EXPENSES
Accrued expenses consisted of the following items:
	December 31,
(in $000's)	2010	2009
Payroll & related costs	$218	$497
Sales commissions	$61	$71
Warranty	$75	$90
Other accrued expenses	$538	$635
Total	$892	$1,293

Warranty reserve roll forward:
	Year Ended December 31,
Warranty Reserve:	2010	2009
Beginning Balance	$90	$183
Additions	$114	$160
Payments	$(129)	$(253)
Balance at end of year	$75	$90

Note 7. SIGNIFICANT CUSTOMERS
The Company’s largest customer accounted for 25%, 35% and 40% of total revenues in 2010, 2009 and 2008, respectively, and 16% and 45% of total accounts receivable as of December 31, 2010 and December 31, 2009, respectively. No other customer accounted for more than 10% of sales in 2008.  The second largest customer accounted for 18% and 15% of the total revenue in 2010 and 2009, respectively, and 7% and 21% of the total accounts receivable as of December 31, 2010 and December 31, 2009, respectively.  The next largest customer accounted for 10% of total revenue in 2009 and 7% of the total accounts receivable.  No other customer accounted for more than 10% of sales in 2010 or 2009.

Note 8. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000's)	2010	2009	2008
Computed expected tax expense	$62	$338	$70
State income tax expense, net of Federal tax effect	$9	$48	$10
Distribution from Joint Venture	$0	$4	$48
Reduction of valuation allowance	$0	$(122)	$0
Expiration of general business credit carry-forward	$129	$0	$0
Other, net (primarily permanent differences)	$(37)	$64	$92
Change in valuation allowance (regarding utilization of NOL)	$(169)	$(434)	$(195)
Income Tax Expense (Benefit)	$(6)	$(102)	$25

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:
	December 31:
(in $000's)	2010	2009	2008
Deferred tax assets:
Allowance for doubtful accounts	$99	$96	$62
Warranty reserve	$29	$35	$71
Inventory reserve	$694	$990	$1,061
Property, plant, equipment and software, principally depreciation	$94	$87	$15
Net operating loss carry forwards *	$2,322	$2,118	$2,498
Alternative minimum tax credit carry forwards	$136	$74	$74
General business credit carry forwards	$0	$129	$129
Other	$60	$52	$75
Total gross deferred tax assets	$3,434	$3,581	$3,985
Less valuation allowance	$(2,844)	$(3,013)	$(3,569)
Total deferred tax assets	$590	$568	$416
Deferred tax liabilities:
Property, plant, equipment and software, principally depreciation	$0	$0	$0
Goodwill	$413	$391	$361
Total deferred tax liabilities	$413	$391	$361
Net deferred taxes	$177	$177	$55

*As a result of a state audit and the determination that the nature of the adjustment was a clerical error in 2001, the 2008 net operating loss carry forwards and the valuation allowance were increased by $403,000.  Due to a 100% offset against the valuation allowance, this adjustment had no impact on the 2008 consolidated balance sheets or statements of operations.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has historically provided a 100% valuation allowance on its net deferred tax benefits.  However, the Company reduced the valuation allowance by $0, $122,000, and $0 in the 2010, 2009 and 2008 years, respectively, in order to recognize the portion of deferred tax assets expected to be realized in the near future.  The reduction of the allowance in 2009 represented the Company’s belief that it was more likely than not that a profit would be generated through the end of the succeeding year, which would allow them to use a portion of the current net operating loss carry forwards.  As of December 31, 2010, the Company has net operating loss carry forwards for Federal income tax purposes of approximately $5,412,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carry forwards of approximately $136,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period.  No unrecognized tax benefits are set to expire in the next twelve months that may have an impact upon the Company’s effective tax rate.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions.  The tax years 2007, 2008, 2009 and 2010 remain open to examinations.  Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.  During the twelve months ended December 31, 2010, the Company did not recognize expense for interest or penalties related to income tax, and does not have any amounts accrued at December 31, 2010, as the Company does not believe it has taken any uncertain tax positions.

The Company is currently undergoing an audit by the IRS of the 2008 and 2009 tax years.  The Company does not believe that there will be a material adjustment from this audit.

Note 9. EARNINGS PER SHARE
During 2010 and 2008, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 522,765 and 493,183 additional common shares in 2010 and 2008, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

(in $000's except for per share data)	2010	2009	2008
Basic earnings per common share:
Net earnings	$190	$1,097	$204

Weighted-average common shares outstanding	10,983	10,938	10,867

Basic net earnings per common share	$0.02	$0.10	$0.02

Diluted earnings per common share:
Net earnings	$190	$1,097	$204

Weighted-average common shares outstanding	10,983	10,938	10,867
Add: Effect of dilutive stock options	6	0	0
Adjusted weighted-average common shares outstanding	10,989	10,938	10,867

Diluted net earnings per common share	$0.02	$0.10	$0.02

As of December 31, 2010, 2009 and 2008, there were 0, 591,554 and 591,554, respectively, warrants outstanding to purchase common stock at $5.13.  These warrants were anti-dilutive and excluded from the diluted earnings per share. For the year ended December 31, 2010, 2009 and 2008, there were 7,212, 48,454 and 66,862 options, respectively, which were anti-dilutive and excluded from the diluted earnings per share calculation.

Note 10. JOINT VENTURE / RELATED PARTY
The Company closed and liquidated its Malaysian joint venture partner (Wells East Asia Displays – WEA) in 2007.  The entire investment in WEA has been repatriated as of December 31, 2009.  The joint venture was accounted for under the equity method of accounting.  The Company recorded equity in earnings of the joint venture of $0, $1,000 and $2,000 in 2010, 2009 and 2008, respectively.  In 2010, 2009 and 2008, respectively, the Company also received dividends of $0, $9,000 and $123,000 from WEA.
In December 2009, the company engaged a law firm to provide legal services to the company which employed as an associate a family member of the Company’s President and Chief Executive Officer.  Total fees paid to this firm was approximately $313,000, $12,000 and $0 in 2010, 2009 and 2008, respectively. The amount due to the firm, included in accounts payable was $35,000 and $12,000 as of December 31, 2010 and 2009, respectively.

Note 11. LEASE COMMITMENTS
The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2015. The future minimum lease payments required under operating leases are as follows:

Years ending December 31	(in $000's)
2011	$725
2012	$659
2013	$201
2014	$11
2015	$3
Thereafter	$3
$1,602

Rent expense related to operating leases was approximately $796,000, $808,000 and $814,000 during the years ended December 31, 2010, 2009 and 2008, respectively.

Note 12. OTHER  EXPENSE / INCOME
Other expense in 2009 of $170,000 was primarily due to sales tax audits relating to prior years.

Note 13.  CONTINGENCIES
The Company terminated a Licensing Agreement with Dimension Technologies, Inc. ("DTI") dated November 11, 2008 effective October 27, 2010, following the expiration of a 90-day notice period.   On October 26, 2010, DTI made a formal demand to the American Arbitration Association naming the Company as respondent, which Arbitration Demand was served on the Company November 1, 2010.  The Arbitration Demand makes reference to a breach of the Licensing Agreement, as well as misrepresentation, conversion, and unfair competition relative to the Company's alleged use of DTI's proprietary technology and business information and references a claim in the amount of $5,000,000.  An arbitrator was selected in late December, 2010.  The case currently is being heard and the Company expects resolution during 2011.  The Company does not believe there is any factual basis for the claims in the Arbitration Demand nor of the claim amount asserted and believes its actions in connection with the termination of the License Agreement were consistent with the terms of such agreement.    The Company believes that it is that the ultimate resolution of this proceeding will not have a material impact on the Company's financial condition, results of operations, or cash flows.

Note 14.  SUBSEQUENT EVENTS
On March 04, 2011, the Company signed an amendment to extend the term of the credit agreement with Wells Fargo Bank to August 21, 2014.  The amended credit agreement is a $12 million revolving credit facility.  The amended credit facility has an interest rate of three month LIBOR plus 375 basis points, plus other fees including annual maintenance and exam fees.  Substantially all assets of the Company are utilized as collateral for this credit facility and the Company must maintain certain financial covenants including minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases. The financial covenants were modified for 2011 to account for the investment which the Company is making into the Video Lottery market, however the financial covenants will return to their original state for 2012 through 2014.

Note 15. UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 2010 and 2009 are as follows:

	2010
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$11,576	$15,388	$11,031	$7,709
Gross margin	$2,142	$2,820	$1,961	$1,473
Net earnings (loss)	$105	$441	$(176)	$(180)
Basic net earnings (loss) per share	$0.01	$0.04	$(0.02)	$(0.02)
Diluted net earnings (loss) per share	$0.01	$0.04	$(0.02)	$(0.02)

	2009
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$11,604	$14,376	$13,446	$13,100
Gross margin	$2,083	$2,601	$2,391	$2,072
Net earnings	$103	$484	$266	$244
Basic net earnings per share	$0.01	$0.04	$0.03	$0.02
Diluted net earnings per share	$0.01	$0.04	$0.03	$0.02

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Wells-Gardner Electronics Corporation

We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
March 9, 2011

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Anthony Spier	Anthony Spier
Chairman, President	Chairman, President
& Chief Executive Officer	& Chief Executive Officer

Marshall L. Burman	James F. Brace
Counsel to	Executive Vice President, Secretary,
Wildman, Harrold, Allen & Dixon, LLP	Treasurer & Chief Financial Officer

Merle H. Banta
Chairman & Chief Executive Officer
BHH Management, Inc.

Frank R. Martin
Attorney
Righeimer, Martin & Cinquino, P.C.

CORPORATE INFORMATION

ANNUAL MEETING	BANKER
The Annual Meeting of Shareholders will take place at 10:00 a.m. on Tuesday, May 10, 2011 at the corporate offices of the Company.	Wells Fargo Bank N.A. Milwaukee, Wisconsin

FORM 10-K	AUDITOR
A copy of the Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to James F. Brace at the corporate offices of the Company.
Blackman Kallick, LLP Chicago, Illinois

TRANSFER AGENT	COUNSEL
StockTrans | a Broadridge Company 44 W. Lancaster Avenue Ardmore, PA 19003 Telephone: 1-800-733-1121 Direct: 1-610-649-7300 Fax: 1-610-649-7302 www.stocktrans.com	Gould & Ratner, LLP Chicago, Illinois