Form 10-K, Exhibit 13
period 2011-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2012-03-08
CIK 105608

SELECTED FINANCIAL DATA
(in $000's except for per share data)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Net sales	$42,894	$45,704	$52,526	$53,839	$59,308
Gross Margin	$7,991	$8,396	$9,148	$8,356	$9,866
Operating earnings	$(146)	$363	$1,377	$582	$546
Net earnings	$28	$190	$1,097	$204	$195

Basic net earnings (loss) per common share	$0.00	$0.02	$0.10	$0.02	$0.02
Diluted net earnings (loss) per common share	$0.00	$0.02	$0.10	$0.02	$0.02

Total assets	$22,392	$18,949	$24,305	$25,848	$26,601
Long-term liabilities	$1,059	$565	$2,178	$5,185	$6,709
Working capital	$14,563	$14,087	$15,569	$17,301	$18,376

COMMON SHARE MARKET PRICE
The Company's common shares are traded on the NYSE Amex Stock Exchange under the symbol WGA. On December 31, 2011, there were approximately 574 holders of record of the common shares. A five percent (5%) stock dividend was issued in 2011. High and low prices, reflecting this dividend, for the last two years were:

	2011 Prices		2010 Prices
	High	Low	High	Low
Quarter ended:
March 31	$2.97	$1.86	$2.62	$2.08
June 30	$2.34	$1.72	$2.50	$1.45
September 30	$2.52	$1.68	$2.89	$1.55
December 31	$2.50	$1.87	$2.27	$1.81

CORPORATE PROFILE:

Founded in 1925, Wells-Gardner Electronics Corporation is a distributor and manufacturer of color video monitors and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, co-operated video game manufacturers and other display integrators. The Company has most of its LCD displays manufactured in Mainland China. In addition, the company’s American Gaming & Electronics, Inc. subsidiary (“AGE”), a leading parts distributor to the gaming markets, sells parts and services to over 700 casinos in North America with offices in Nevada, New Jersey, Florida and Illinois.  AGE also is a licensed distributor of video gaming terminals in Illinois.

2011 PRESIDENT’S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

2011 was a year of a plethora of unusual non-recurring charges and credits for Wells Gardner, something we hope is a little house cleaning before our growth opportunities come to fruition. After adjusting for all of them the Company earned $1,034,000 in fiscal 2011 an increase of 36% from similarly adjusted net earnings in fiscal 2010, which is a good performance in a difficult economic and gaming industry environment.

•
The Company was profitable for the sixth consecutive year with net earnings of $28,000 or $0.00 per share compared to $190,000 or $0.02 per share in 2010. The 2011 earnings included unusual charges of $1,006,000, which were made up of $784,000 of litigation expenses for two settled law suits and $516,000 of operating expenses related to the Illinois Video Gaming Terminal (VGT) business which is not expected to generate revenue and earnings until the third quarter 2012, offset by a reduction in the deferred tax asset valuation of $294,000.  The 2010 comparison results included unusual charges of $572,000, which were made up of $122,000 of reorganization charges and $450,000 of operating expenses related to the Illinois VGT business.

•
Sales for fiscal 2011 were $42.9 million, a decrease of 6% or $2.8 million compared to the sales of $45.7 million in the prior year. This sales decline was due primarily to the decline in sales to one of our major customers of $4.2 million due to a difficult comparison to prior year from strong Italian VGT sales in 2010 as well as exiting the low margin used gaming device business which had sales of over $900,000 in 2010. This was offset by an increase in parts sales to casinos of five percent as well as an increase in sales to other gaming and amusement customers.

•
The Company’s Balance Sheet continues to be a key strategic strength. Debt at December 31, 2011 was under $1.1 million, which is a decrease of $1.4 million from the debt of $2.5 million at September 30, 2011 and an increase of approximately $500,000 from the debt level of $565,000 at December 31, 2010. The Company’s debt/equity ratio was seven percent compared to four percent at year end 2010.  To put in better perspective, the Company’s debt level at year end 2006 was $9.9 million with a debt/equity ratio of seventy percent. This means that the Company has generated over $8.8 million of free cash flow from operations over the past 5 years.

•
LCD sales continue to dominate our business and the Company sold approximately 96,000 LCDs in 2011 a decline of six percent compared to almost 102,600 sold in 2010. The Company has sold over 550,000 LCDs since 2004.

•
The Company has embarked on three new directions, namely entering the VGT market as a distributor in Illinois, developing new software and hardware products using new technologies for not only the gaming market but other new markets, and developing new products to distribute to casinos through our American Gaming & Electronics parts distribution business. These three opportunities that have significant potential for Wells Gardner for the next several years.

Illinois Video Gaming Terminal (VGT) Market
The Company has decided to enter the new Video Gaming market in Illinois as a distributor in the name of American Gaming & Electronics (AG&E). The Company’s Illinois gaming license is in the name of AG&E. The Video Gaming Act was passed by the Illinois Legislature in July 2009 and envisions approximately  35,000 to 45,000 video gaming terminals being operated in the state by the end of 2015 This represents a total sales value of the entire Illinois market of between  $500 million to $700 million. The Company has signed a definitive agreement with SPIELO, a Lottomatica company, to distribute their products into the Illinois market and has now received its Illinois VGT distributor’s license.

Management has hired Michael Rudowicz, the former President of the Amusement Trade Association to be the Executive Vice President in charge of the Video Gaming Division of AG&E and Michael Mazzaroli, a highly successful long time Midwest Regional Manager of AG&E to be the Vice President of Sales of the VGT Division, reporting to Mr. Rudowicz.  Following the awarding and signing of the central communication system contract by the Illinois Gaming Board in early January 2012, the Company anticipates the first sales of the VGT terminals to start late in the third quarter of 2012. In addition the Company believes that VGT expansion could be the next wave of gaming expansion in the US and expects to participate in those opportunities.

New Technologies
The Company is working hard to reinvent itself as an Intellectual Property (IP) company under the direction of David Silk, Senior Vice President of Business Development and Engineering. Management is working on a number of new technologies for both the gaming market and other new markets to the Company. Wells Gardner now has five granted and filed patents and has just been granted two new trademarks for new proprietary products. This is a continuation of our push to broaden the scope of our Intellectual Property (IP).

American Gaming & Electronics (AG&E)
AG&E, which is a wholly owned subsidiary of Wells Gardner,  has direct sales operations in Las Vegas and Reno, Nevada, California, New Jersey, New York, Pennsylvania, Connecticut, Florida and throughout the Midwest. AG&E also has distributors in New Mexico, Arizona, Mississippi and Louisiana and added distributors covering South East Asia, Europe, Middle East and Africa. The Company has distribution relationships with 3M, GE, JCM, TPK (Optera) and many other vendors. AG&E pioneered the LCD replacement kit market for replacing CRT monitors with LCDs in casinos. They have now sold over 40,000 LCD replacement kits. AG&E had the most profitable year in its history in 2011. As mentioned above AG&E has received its distributor license for the Illinois VGT market. AGE now sells to virtually every casino in North America.

Asian Manufacturing
Asian manufacturing is essential to our strategy of being a globally competitive manufacturer of LCDs. The Company has two long-term contracts to manufacture its LCDs at our subcontractors’ China facilities, both in the Shenzhen area, near Hong Kong. In 2011, 97% of the Company’s LCD sales were derived from LCD production in China compared to 59% in 2007. Chinese manufactured LCDs are over $100/unit cheaper than those made in the US.

Gaming Strategy
Wells-Gardner is continuing its strategy of using its strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas. The Company is now participating in three areas of the gaming market:
•	LCD manufacturing in Mainland China, primarily for the gaming industry.
•	Preparing to distribute products to the Illinois VGT market.
•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America and Central America, South America, Europe, South East Asia including Macau, Middle East and Africa.

The strategy is proving successful as gaming revenue accounted for approximately ninety percent of the Company’s total revenue in 2011 compared to fifty two percent in 2000.

Quality Continues To Be the Top Priority
Wells-Gardner remains committed to being the “best-in-class” quality supplier in all our served markets.  The Company has a defect rate for its LCD installed base of over 550,000 units of 0.35 percent, compared to the industry standard of 1.0 percent, which few if any of our competitors can match. That means only 3.5 defects for every 1000 LCDs installed. Our team of American and Taiwanese engineers has developed extremely high quality and highly reliable LCDs.

Strategic Plan
Management is committed to a new strategic plan in 2012. Management believes that the Company must develop a new direction focusing on Intellectual Property and new channels of distribution to distinguish the Company from its competitors and hence earn improved profits from technological value added products. As mentioned above, the Company now has five granted and filed patents. In addition the Company has invested in several new technologies. Management is also focused on releasing several new products to not only gaming but other industries new to the Company, which are expected to generate additional revenue in 2012 and beyond.

2012 Global Gaming Outlook
Following four years of a declining global slot market, the industry enters 2012 in much better shape and with more visibility.   Casinos in Kansas, Maryland, Missouri, Ohio and Pennsylvania, which experienced countless legal and regulatory delays are finally under construction and opening.    The awarding of the Central Monitoring System contract in Illinois shows progress in the Company’s best growth opportunity, the Illinois VGT market, while a Canadian Video Lottery replacement market, covering quite a few provinces, is expected to begin late this year.     Slot manufacturers have been commenting on an uptick in the replacement cycle, something to be expected given new casinos opening and creating new competition.   Massachusetts legalized casino gaming in late 2011, setting up the potential for licenses to be granted later this year and for surrounding states to either legalize or expand casino style gaming as a defensive measure. While competition is not viewed favorably for regional casino companies, it is a favorable environment for the slot manufacturing business, especially given the declines in recent years. While we have discussed the domestic market, expansion in the international markets also continues with Macau installing their first wide area progressives, Italy expanding their VGTs and Greece and other countries having financial issues turning to VGTs or casinos to help their situations.    All in all, we feel we may be at the beginning of the largest global expansion of casino style gaming in the history of the industry.

2012 and 2013 Wells-Gardner Outlook
Wells Gardner expects 2012 to continue to be a challenging environment. While sales are expected to increase by around 30 percent, this increase will come primarily from the sales into the new Illinois VGT market that is expected to start in the third quarter 2012. The Company, however, will have expenses for all twelve months of 2012 in preparation of entry into this new market. Management is cautiously optimistic as new technology products are being developed that are expected to generate additional income. Management will continue to exercise intense cost and interest expense control.

2013 is expected to be a strong year for the Company due to the combination of a full year of sales to the Illinois VGT market, a strong pickup in the slot replacement cycle and the opening of new casinos both domestically and internationally.

The major risk is the uncertain global economic and political climate.

I thank all of you for your continued support as we complete the implementation of our plans. I am confident that this will lead to increased profitability and improved shareholder value.
Anthony Spier
Chairman of the Board, President
& Chief Executive Officer

March 2, 2012

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net sales decreased 6% to $42.9 million in 2011 compared to $45.7 million in 2010.  The $2.8 million decrease in sales was attributable primarily to lower display unit volume compared to 2010.  Total display unit volume decreased by 6% or $2.1 million on 96,000 units in 2011 compared to 102,500 units in 2010.  Parts sales increased by $0.2 million and used games sales decreased $0.9 million in 2011 compared to 2010 due to exiting the used games business at the end of 2010.  In 2011 and 2010, gaming related sales accounted for 90% and 93% of total sales respectively, while amusement sales accounted for 10% and 7% of total sales respectively.

Gross margin for 2011 decreased $0.4 million to $8.0 million or 18.6% of sales compared to $8.4 million or 18.4% in 2010.  Although parts sales were slightly higher and parts gross margin percentages were significantly higher, the parts gross margin only partially offset the display gross margin decrease due to lower display unit volume on slightly lower display gross margin percentages.  The Company was able to achieve the higher parts margins through the introduction of new products, exiting the used games business and minimizing the display gross margin decline by product design improvements and sales of some previously slow moving inventory.

Operating expenses increased $0.1 million to $8.1 million in 2011 compared to less than $8.0 million in 2010.  Operating expenses increased $627,000 for two major reasons.  Operating expenses for two litigation suits started in 2010 and settled in 2011 and early 2012 were $561,000 higher in 2011 than 2010 and operating expenses for the Illinois Video Gaming business were $66,000 higher in 2011 than 2010.  All other operating expenses declined $523,000 primarily due to significantly lower compensation and engineering sample expense and lower IT telephone rental and bad debt expense.  The Company continues to place great emphasis on operating expense control.

Operating results were a loss of $146,000 in 2011 compared to earnings of $363,000 in 2010 due to lower margin on lower sales and higher operating expenses for the two litigation suits more than offsetting the other operating expense decreases.

Interest expense was $120,000 in 2011 compared to $184,000 in 2010 due to lower average debt balances. Other expense was zero in 2011 compared to $(5,000) credit in 2010.

Income tax benefit was $294,000 in 2011 compared to $6,000 in 2010 due to a significant reduction in the deferred tax valuation account in 2011.  The reduction in the deferred tax valuation account is due to the Company believing it is more likely than not the Company will be sufficiently profitable in the next twelve to eighteen months to recognize the related tax benefit now. The Company has available a net operating loss carry forward of approximately $5.4 million as of December 31, 2011.

Net income was $28,000 in 2011 compared to net income of $190,000 in 2010.  For 2011 basic and diluted earnings per share was $0.00 compared to basic and diluted earnings per share of $0.02 in 2010.

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

Operating expenses increased almost $0.3 million to over $8.0 million in 2010 compared to less than $7.8 million in 2009.  The major operating expense differences 2010 compared to 2009 were due to a $304,000 increase in other operating expense primarily legal expense, a $149,000 increase in compensation expense where higher VGT and engineering compensation were partially offset by lower bonus expense, and a $173,000 decrease in sales commissions.  The 2010 results include $449,000 of operating expenses related to the Illinois Video Lottery business, which is not expected to generate revenue until late third quarter 2012.  The Company continues to place great emphasis on operating expense control.

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

2012 Outlook

The Company anticipates 2012 sales to be between $60 million and $70 million based on our projection that the Illinois video lottery business will begin late third quarter 2012.  Total display unit sales are expected to be somewhat higher in the first half 2012 and about the same in the second half 2012 compared to 2011, while the average monitor selling prices are expected to be slightly lower in 2012 compared to 2011.  Parts sales are expected to be slightly higher in 2012.  The Company expects the current businesses to start the year stronger and slow some in the second half, while the new Illinois Video Gaming business will push sales significantly higher the last three to four months of the year.  We will continue to aggressively control costs, interest expense and inventory levels ahead of the expected rebound in the slot machine replacement market and start up of new jurisdictions including the new Illinois Video Gaming business.  The Company is working on many new products in touch and display software for our existing markets and new markets.

Market & Credit Risks

The Company is subject to certain market risks, mainly interest rates.  On August 21, 2006, the Company entered into a four-year credit facility with Wells Fargo Bank NA.  On September 15, 2009, the Company amended the term of the credit agreement extending it to August 21, 2013.  The amended credit agreement is a $12 million revolving credit facility.  The credit facility has several financial covenants including a minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases.  The financial covenants now include a provision that any future write off of goodwill will be an add back to the net worth and earnings covenants.  On March 4, 2011, the Company amended the term of the credit agreement to August 21, 2014, the interest rate to LIBOR plus 375 basis points, and the minimum book net worth and minimum net earnings covenants for the first three quarters of 2011. As of December 31, 2011, the Company had total outstanding bank debt of $1.1 million at an average interest rate of 4.25%.  In addition, the Company pays $31,000 credit insurance on selected foreign receivables.

On March 5, 2012, the Company amended the term of the credit agreement to August 21, 2015. The amendment includes a waiver for the fourth quarter 2011 minimum book net worth and minimum net earnings covenants and eliminated the book net worth covenant for future periods.  The financial covenants for the first three quarters 2012 were modified to account for the investment which the Company is making into the Video Gaming Terminal market with the year end 2012 covenants remaining the same.  The amendment also increased the year end minimum earnings covenant to $300,000 for 2013 and 2014, and raised the capital expenditure limit to $400,000 per year for 2013, 2014 and 2015. An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid.  The Company may pay down the loans at any time; however, monthly interest charges are not less than $10,000 per month through August, 2012 and $5,000 per month thereafter to termination.  All bank debt is due and payable on August 21, 2015.

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
Inventory Obsolescence & Costing Methods
The Company uses a standard cost method to value inventory. Standard cost is the expected cost of producing a good or service under normal conditions. The standard cost method used approximates the lower of cost (first-in, first-out) or market within a reasonable allowance. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.  During 2011 the Company’s slow moving and obsolescence reserve decreased $230,000 due to the disposition of old CRT material and sales of previously slow moving finished goods inventory.
Provision for Warranty
The Company offers certain warranties on its products and has a general provision for potential future charges incurred in connection with in-warranty repairs and services.  This reserve is based on historical actual repairs, which increased slightly in 2011 due to issues with two specific LCDs with low usage.
Goodwill
The Company accounts for its goodwill resulting from the acquisition of American Gaming & Electronics in conformity with FASB ASC 350-20 Goodwill Subsequent Measurement. This ASC section requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2011 and 2010 by utilization of a discounted cash flow analysis.  However, there is no certainty in future periods that the fair value of the reporting unit will exceed its carrying value.
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

Liquidity & Capital Resources

Accounts receivable increased to $6.4 million in 2011 compared to $4.8 million in 2010. This $1.6 million use of cash is due to the significantly higher sales in the fourth quarter 2011 compared to the fourth quarter 2010.  Days sales in accounts receivable increased slightly to 63 days at year end 2011 compared to 56 days at year end 2010. Accounts receivable due from subcontractors increased to $4.1 million in 2011 compared to $3.0 million in 2010, a $1.2 million use of cash due to higher fourth quarter 2011 production.

Inventory increased to $9.1 million in 2011 compared to $8.6 million in 2010.  This $0.5 million use of cash was due to higher finished goods inventory to support the first quarter 2012 sales.

Accounts payable decreased to $0.8 million in 2011 compared to $0.9 million in 2010, a $0.1 million use of cash.  Days outstanding dropped to 28 days at year end 2011 compared to 39 days at year end 2010 due to higher production fourth quarter 2011 than fourth quarter 2010.  Accounts payable to subcontractors increased to $3.7 million in 2011 compared to $1.2 million in 2010, $2.5 million provision of cash based upon higher fourth quarter 2011 production and payment timing.

Prepaid expenses decreased $0.2 million and accrued expenses increased $0.4 million providing $0.6 million of cash flow for the twelve months.

The net of our 2011 earnings, depreciation and amortization, and other non cash adjustments to earnings resulted in a $1,000 provision of cash in operations. The net of earnings and non cash adjustments plus the working capital changes noted above resulted in $0.3 million of cash being used in operations.

Capital additions, primarily IT equipment, were $0.04 million of cash used by investing activities.

Long-term liabilities increased to $1.1 million in 2011 compared to $0.6 million in 2010, which used $0.5 million of cash.  Cash provided by sales of stock issued under the employee stock option plan and stock grants was minimal in 2010.  These two items resulted in $0.5 million of net cash provided by financing activities.  Cash at the beginning of the year was $0.03 million and at the end of the year was $0.2 million.

Shareholders’ equity was $15.6 million in 2011 compared to $15.5 million in 2010 or an increase of $0.1 million.  This increase was attributed to the Company’s net earnings in 2011 and the amortization of unearned compensation relating to the employee stock grant plan.

The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times.  Under its current credit facility, the Company is required to maintain certain financial covenants that the Company must meet each quarter during the term of the agreement.  While the Company currently expects to meet these financial covenants during 2012, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

Contractual Obligations

The following table summarizes the Company’s contractual commitments as of December 31, 2011.     The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

Payments Due In year Ending December 31,

(in $000’s)	Total	2012		2013		2014		2015	2016		Thereafter
Note Payable (Note 4)	$1,059	$	---	$	---	$	---	$1,059	$	---	$	---
Operating Leases (Note 11)	$1,106		$707		$273		$84	$39		$3		$3
	$2,165		$707		$273		$84	$1,098		$3	$	---

Inflation
In 2011 and 2010, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS
As of December 31,
(in $000’s except for share information)
	2011	2010
ASSETS
Current Assets:
Cash	$221	$29
Accounts receivable, net of allowances of $206 in 2011 and $256 in 2010	6,363	4,761
Accounts receivable, subcontractor	4,132	2,956
Inventory	9,109	8,600
Prepaid expenses & other assets	510	676
Total current assets	$20,335	$17,022

Property, Plant & Equipment (at cost):
Leasehold improvements	533	533
Machinery, equipment & software	8,797	8,759
less: Accumulated depreciation & amortization	(9,073)	(8,871)
Property, plant & equipment, net	$257	421

Other Assets:
Deferred tax asset, net	471	177
Goodwill	1,329	1,329
Total other assets	$1,800	$1,506
Total Assets	$22,392	$18,949

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	785	878
Accounts payable, subcontractor	3,687	1,165
Accrued expenses	1,300	892
Total current liabilities	$5,772	$2,935

Long-Term Liabilities:
Note payable	1,059	565
Total long-term liabilities	$1,059	$565
Total Liabilities	$6,831	$3,500

Shareholders' Equity:
Common shares:
$1 par value; 25,000,000 shares authorized;
11,594,501 shares issued and outstanding at December 31, 2011
11,537,630 shares issued and outstanding at December 31, 2010	11,595	10,988
Capital in excess of par value	5,050	5,515
Accumulated deficit	(889)	(916)
Unearned compensation	(195)	(138)
Total Shareholders' Equity	$15,561	$15,449
Total Liabilities & Shareholders’ Equity	$22,392	$18,949

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31,
(in $000’s except for share & per share data)
	2011	2010	2009
Net sales	$42,894	$45,704	$52,526
Cost of sales	34,903	37,308	43,378
Gross margin	7,991	8,396	9,148
Engineering, selling & administrative	8,137	8,033	7,771
Operating (loss) earnings	(146)	363	1,377
Other expense (income):
Interest	120	184	213
Joint Venture income	0	0	(1)
Other (income) expense	0	(5)	170
(Loss) earnings before income tax	(266)	184	995
Income tax (benefit) expense	(294)	(6)	(102)
Net earnings	$28	$190	$1,097

Basic net earnings per common share	$0.00	$0.02	$0.10

Diluted net earnings per common share	$0.00	$0.02	$0.10

Basic common weighted shares outstanding	11,591,681	11,532,134	11,484,777
Diluted common weighted shares outstanding	11,598,536	11,538,923	11,484,777

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in $000’s)
		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders'
	Shares	Par Value	Deficit	Compensation	Equity
December 31, 2008	$10,349	$6,007	$(2,204)	$(171)	$13,981

Net earnings			1,097		1,097
Issuance / forfeiture of stock awards (net)	72	(39)		(33)	0
Amortization of unearned compensation				83	83
December 31, 2009	$10,421	$5,968	$(1,107)	$(121)	$15,162

Net earnings			190		190
Stock dividend issued	523	(523)			0
Issuance / forfeiture of stock awards (net)	32	57		(89)	0
Stock options exercised	12	12			24
Amortization of unearned compensation				72	72
December 31, 2010	$10,988	$5,515	$(916)	$(137)	$15,449

Net earnings			28		28
Stock dividend issued	552	(552)			0
Issuance / forfeiture of stock awards (net)	50	86		(136)	0
Stock options exercised	4	2			6
Amortization of unearned compensation				78	78
December 31, 2011	$11,595	$5,050	$(889)	$(195)	$15,561

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,
(in $000’s)
	2011	2010	2009
Cash flows from operating activities:
Net earnings	$28	$190	$1,097
Adjustments to reconcile net earnings to net
cash (used in) provided by operating activities:
Depreciation and amortization	207	134	268
Bad debt expense (recoveries)	(18)	26	101
Amortization of unearned compensation	78	72	84
Share of earnings of joint venture	0	0	(1)
Deferred income tax	(294)	0	(122)
Changes in current assets & liabilities:
Accounts receivable, net	(1,584)	2,361	(960)
Inventory	(509)	(591)	3,778
Prepaid expenses & other	166	403	(167)
Accounts payable, net	(93)	(467)	(449)
Due to/from subcontractor	1,346	49	(851)
Accrued expenses	408	(401)	227
Net cash (used in) provided by operating activities	$(265)	$1,776	$3,005

Cash flows used in investing activities:
Capital dividend from Joint Venture	0	0	9
Additions to property, plant & equipment, net	(43)	(290)	(60)
Net cash used in investing activities	$(43)	$(290)	$(51)

Cash flows from financing activities:
Borrowings (Repayments) from note payable	494	(1,613)	(3,007)
Proceeds from stock issued, options exercised
& employee stock purchase plan	6	25	0
Net cash provided by (used in) financing activities	$500	$(1,588)	$(3,007)

Net increase (decrease) in cash	192	(102)	(53)
Cash at beginning of year	29	131	184
Cash at end of year	$221	$29	$131

Supplemental cash flows disclosure:
Income taxes paid	$6	$0	$0
Interest paid	$120	$184	$213

See accompanying notes to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. DESCRIPTION OF THE BUSINESS

Wells-Gardner Electronics Corporation is a global distributor and manufacturer of liquid crystal display (LCD), video monitors and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company’s primary business is the distribution, design, manufacture, assembly, service and marketing of color LCD video monitors, gaming supplies and other components, with facilities in the United States and manufacturing subcontract relationships with two separate Taiwanese electronics companies to manufacture LCD video displays in China.  The Company is also a licensed distributor of video gaming terminals in Illinois.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements of the Company include the accounts of Wells-Gardner Electronics Corporation and its wholly-owned subsidiary, American Gaming & Electronics, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP USA) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In general, the Company recognizes revenue when the following criteria are met: evidence of an arrangement between the Company and its customer exists, shipment has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured.  Generally, these terms are met upon shipment.

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

Inventory Obsolescence & Costing Methods

The Company uses a standard cost method to value inventory. Standard cost is the expected cost of producing a good or service under normal conditions. The standard cost method used approximates the lower of cost (first-in, first-out) or market within a reasonable allowance.  The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.

Provision for Warranty

The Company offers certain warranties on its products and has a provision for estimated future charges incurred in connection with in-warranty repairs and services. This provision is based on historical actual repairs.

If the actual charges incurred exceed management’s estimates, operating results could be impacted.

Property, Plant & Equipment

Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment - five to fifteen years and leasehold improvements - shorter of lease term or estimated useful life.

Internal Use Software

Certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software of three to seven years. Total capitalized costs as of December 31, 2011 and 2010 were $1.8 million and are included in property, plant & equipment on the face of the balance sheets. During the years ended December 31, 2011, 2010 and 2009, amortization expense related to the capitalized software was $21,000, $15,000 and $12,000, respectively.

Goodwill

The Company accounts for its goodwill resulting from its purchase of American Gaming and Electronics, Inc. in conformity with GAAP USA. GAAP USA requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2011 and 2010 by utilization of a discounted cash flow analysis.

Engineering Research & Development

Engineering research and development costs for the years ended December 31, 2011, 2010 and 2009 were approximately $1,502,000, $1,440,000, and $1,344,000, respectively, which were 3.5%, 3.2%, and 2.6% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the consolidated statement of operations.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

Earnings Per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options and warrants. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2011 and 2010.

Stock Based Compensation

At December 31, 2011, the Company has two stock-based compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of GAAP USA.

Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued guidance providing the option to first assess qualitative factors, such as macroeconomic conditions and industry and market considerations, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If impairment is indicated by the qualitative assessment, then it is necessary to perform the two-step goodwill impairment test.  If the option is not elected, the guidance requiring the two-step goodwill impairment test in unchanged.  The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted.  The impact of adoption is not expected to be material to the company’s results of operations or financial position.

Note 3. INVENTORY
Net inventory, which includes a valuation reserve of $1,557, $1,787 and $2,549 in 2011, 2010 and 2009, respectively, consisted of the following components:
	December 31,
(in $000's)	2011	2010	2009
Raw materials	$2,815	$3,097	$3,112
Intransit finished goods	$1,379	$948	$1,116
Finished goods	$4,915	$4,555	$3,780
Total	$9,109	$8,600	$8,008

Note 4. DEBT
On March 4, 2011, the Company signed an amendment to extend the term of the credit agreement with Wells Fargo Bank to August 21, 2014.  The amended credit agreement is a $12 million revolving credit facility.  The amended credit facility has an interest rate of three month LIBOR plus 375 basis points, plus other fees including annual maintenance and exam fees.  Substantially all assets of the Company are secured as collateral for this credit facility and the Company must maintain certain financial covenants including minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases. The financial covenants were modified for 2011 to account for the investment which the Company is making into the Video Lottery market; however the financial covenants were to have returned to their original state for 2012 through 2014.  All cash dividends must be approved by the bank.  At December 31, 2011 and 2010, the Company had total outstanding bank debt of $1.1 million and $0.6 million, respectively, at a combined average interest rate of 4.25% and 5.3%, respectively. As of December 31, 2011 the Company had availability of $6.2 million in addition to the $1.1 million outstanding. Availability is 85% of eligible accounts receivable and 55% of eligible inventory less outstanding debt. All bank debt was originally due and payable on August 21, 2014.  See Note 13 regarding the subsequent bank amendment.

Note 5. STOCK PLANS

The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 2,155,028 common shares.

Stock Options

Options could be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2011 and December 31, 2010, there was $0 unamortized expense related to stock options. As of December 31, 2011, three persons held outstanding options and were eligible to participate in the plans. Such options expire on various dates through April 8, 2014.

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

Stock options exercisable at December 31, 2011, 2010 and 2009 were 30,328, 32,727 and 48,454, respectively.  No options were granted in 2011, 2010 or 2009. The total intrinsic value of options exercised in 2011, 2010 and 2009 were $3,000, $4,000 and $0, respectively. The total cash received in 2011, 2010 and 2009 for the exercise of stock options was $6,000, $24,000 and $0, respectively.

The following table summarizes information about stock options activity for the twelve months ending December 31, 2011:

			Weighted average	Aggregate
		Weighted average	Remaining	Intrinsic
	Options	exercise price	Contractual Life	Value
Outstanding at beginning of year	34,365	$1.79
Granted	0	$-
Forfeited	0	$0
Exercised	(4,037)	$1.48
Outstanding, December 31, 2011	30,328	$1.83	1.2	$5,762

Exercisable, December 31, 2011	30,328	$1.83	1.2	$5,762

Restricted Shares
The employees will earn the restricted shares in exchange for services to be provided to the Company over a three year or five-year vesting period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000 and amended in 2009.  The fair value of restricted shares is based on market price on the grant date.  In 2011 and 2010, the Company granted 68,000 and 47,800 restricted shares, respectively, with weighted average grant date fair values of $2.31 and $2.20, respectively. The compensation cost related to the stock awards is expensed on a straight-line basis across the vesting period.  The Company recorded $78,000, $72,000 and $83,000 in related net compensation expense for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, 164,140 restricted shares are outstanding on a dividend adjusted basis. Total unrecognized compensation cost related to unvested stock awards is approximately $195,000 and is expected to be recognized ratably over a weighted average period of 2 years.

The following table summarizes information regarding restricted share activity for the twelve months ending December 31, 2011:
		Weighted average
		Grant Date
	Shares	Fair Value
Unvested at December 31, 2010	152,460	$1.54
Granted	68,000	$2.31
Vested	(41,394)	$0.99
Forfeited	(14,926)	$1.94
Unvested, December 31, 2011	164,140	$1.96

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

Note 6. ACCRUED EXPENSES
Accrued expenses consisted of the following items:
	December 31,
(in $000's)	2011	2010
Payroll & related costs	$115	$218
Sales commissions	$90	$61
Warranty provision	$87	$75
Legal / settlement fees	$505	$67
Other accrued expenses	$503	$471
Total	$1,300	$892

Warranty provision roll forward:
	Year Ended December 31,
Warranty provision:	2011	2010
Beginning Balance	$75	$90
Additions	$212	$114
Payments	$(200)	$(129)
Balance at end of year	$87	$75

Note 7. SIGNIFICANT CUSTOMERS
The Company’s largest customer accounted for 22%, 29% and 35% of total revenues in 2011, 2010 and 2009, respectively, and 41% and 24% of total accounts receivable as of December 31, 2011 and December 31, 2010, respectively.   The second largest customer accounted for 16%, 9% and 10% of the total revenue in 2011, 2010 and 2009, respectively, and 14% and 23% of the total accounts receivable as of December 31, 2011 and December 31, 2010, respectively.  The third largest customer accounted for 14%, 10% and 10% of total revenue in 2011, 2010 and 2009. respectively and 9% and 13% of the total accounts receivable as of December 31, 2011 and December 2010 respectively.  The next largest customer accounted for 12%, 21% and 15% of the total revenue in 2011, 2010 and 2009, respectively, and 8% and 10% of the total accounts receivable as of December 31, 2011 and December 2010, respectively.   No other customer accounted for more than 10% of sales in 2011, 2010 or 2009.

Note 8. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000's)	2011	2010	2009
Computed expected tax (benefit) expense	$(91)	$62	$338
State income tax expense, net of Federal tax effect	$(17)	$9	$48
Distribution from Joint Venture	$0	$0	$4
Reduction of valuation allowance (established in prior years)	$(294)	$0	$(122)
Expiration of general business credit carry-forward	$0	$129	$0
Other, net (primarily permanent differences)	$(39)	$(37)	$64
Change in valuation allowance (regarding current year activity)	$147	$(169)	$(434)
Income Tax Benefit	$(294)	$(6)	$(102)

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:
	December 31:
(in $000's)	2011	2010	2009
Deferred tax assets:
Allowance for doubtful accounts	$83	$99	$96
Warranty provision	$35	$29	$35
Inventory reserve	$627	$694	$990
Property, plant, equipment and software, principally depreciation	$126	$94	$87
Net operating loss carry forwards	$2,504	$2,322	$2,118
Alternative minimum tax credit carry forwards	$136	$136	$74
General business credit carry forwards	$0	$0	$129
Other	$85	$60	$52
Total gross deferred tax assets	$3,596	$3,434	$3,581
Less valuation allowance	$(2,697)	$(2,844)	$(3,013)
Total deferred tax assets	$899	$590	$568
Deferred tax liabilities:
Property, plant, equipment and software, principally depreciation	$0	$0	$0
Goodwill	$428	$413	$391
Total deferred tax liabilities	$428	$413	$391
Net deferred taxes	$471	$177	$177

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has historically provided a 100% valuation allowance on its net deferred tax benefits.  However, the Company reduced the valuation allowance by $294,000, $0, and $122,000 in the 2011, 2010 and 2009 years, respectively, in order to recognize the portion of deferred tax assets expected to be realized in the near future.  The reduction in the allowance in 2009 represented the Company’s belief that it was more likely than not that a profit would be generated through the end of the succeeding year, which would allow them to use a portion of the current net operating loss carry forwards. The reduction in the allowance in 2011 represented the Company’s belief that it was more likely than not that a profit would be generated over the next twelve to eighteen months due to the addition of video gaming sales beginning in late 2012, which will allow them to use a portion of the current net operating loss carry forward. As of December 31, 2011, the Company has net operating loss carry forwards for Federal income tax purposes of approximately $5,419,000, which are available to offset future Federal taxable income, if any, through 2021. The Company also has alternative minimum tax credit carry forwards of approximately $136,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period.  No unrecognized tax benefits are set to expire in the next twelve months that may have an impact upon the Company’s effective tax rate.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions.  The tax years 2008, 2009, 2010 and 2011 remain open to examinations.  The Company's policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.  During the twelve months ended December 31, 2011, the Company did not recognize expense for interest or penalties related to income tax, and does not have any amounts accrued at December 31, 2011, as the Company does not believe it has taken any uncertain tax positions.

Note 9. EARNINGS PER SHARE

During 2011 and 2010, the Company issued a five percent (5%) stock dividend payable to all common stock shareholders. The stock dividend resulted in the issuance of 552,259 and 522,765 additional common shares in 2011 and 2010, respectively. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

(in $000's except for per share data)	2011	2010	2009
Basic earnings per common share:
Net earnings	$28	$190	$1,097

Weighted-average common shares outstanding	11,592	11,532	11,485

Basic net earnings per common share	$0.00	$0.02	$0.10

Diluted earnings per common share:
Net earnings	$28	$190	$1,097

Weighted-average common shares outstanding	11,592	11,532	11,485
Add: Effect of dilutive stock options	7	6	0
Adjusted weighted-average common shares outstanding	11,599	11,538	11,485

Diluted net earnings per common share	$0.00	$0.02	$0.10

As of December 31, 2011, 2010 and 2009, there were 0, 0 and 591,554, respectively, warrants outstanding to purchase common stock at $5.13.  These warrants were anti-dilutive and excluded from the diluted earnings per share. For the year ended December 31, 2011, 2010 and 2009, there were 7,573, 7,212 and 48,454 options, respectively, which were anti-dilutive and excluded from the diluted earnings per share calculation.

Note 10. RELATED PARTY
In December 2009, the Company engaged a law firm to provide legal services to the Company which employed as an associate a family member of the Company’s President and Chief Executive Officer.  Total fees paid to this firm were approximately $382,000, $313,000 and $13,000 in 2011, 2010 and 2009, respectively.  The amount due to the firm included in accounts payable was $0 and $35,000 as of December 31, 2011 and 2010, respectively.

Note 11. LEASE COMMITMENTS

The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2016. The future minimum lease payments required under operating leases are as follows:

Years ending
December 31	(in $000's)
2012	$707
2013	$273
2014	$84
2015	$39
2016	$3
Thereafter	$3
$1,109

Rent expense related to operating leases was approximately $758,000, $796,000 and $808,000 during the years ended December 31, 2011, 2010 and 2009, respectively.

Note 12. OTHER  EXPENSE / INCOME

Other expense in 2009 of $170,000 was primarily due to sales tax audits relating to prior years.

Note 13.  SUBSEQUENT EVENTS

On March 05, 2012, the Company signed an amendment to extend the term of the credit agreement with Wells Fargo Bank one year to August 21, 2015.  The total credit line of $12 million, the interest rate of three month Libor plus 375 basis points, and the annual maintenance fees remained the same.  The amendment includes a waiver for the fourth quarter 2011 minimum book net worth and minimum net earnings covenants and eliminated the book net worth covenant for future periods.  The financial covenants for the first three quarters 2012 were modified to account for the investment which the Company is making into the Video Gaming Terminal market with the year end 2012 covenants remaining the same.  The amendment also increased the year end minimum earnings covenant to $300,000 for 2013 and 2014, and raised the capital expenditure limit to $400,000 per year for 2013, 2014 and 2015.

On January 27, 2012 the Company signed a Settlement Agreement and Mutual Release with Dimension Technologies, Inc (“DTI”) that settles all disputes and arbitration to the parties’ satisfaction. The Company had terminated a Licensing Agreement with DTI dated November 11, 2008 effective October 27, 2010, following the expiration of a 90-day notice period.  DTI subsequently filed an Arbitration Demand on the Company referencing a breach of the Licensing Agreement as well as misrepresentation, conversion and unfair competition relative to the Company’s alleged use of DTI’s proprietary technology and business information and referenced a claim in the amount of $5,000,000.  In December 2011, DTI suggested the arbitration go to mediation.  A mutually convenient date of January 19, 2012 was set for mediation.  During mediation, a significantly lower settlement agreement was reached, the terms of which are confidential. All expenses associated with the settlement agreement have been recorded in the December 31, 2011 financial statements.

Note 14. UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 2011 and 2010 are as follows:

	2011
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$10,807	$13,150	$9,759	$9,178
Gross margin	$1,917	$2,684	$1,759	$1,631
Net earnings (loss)	$(240)	$600	$(152)	$(180)
Basic net earnings (loss) per share	$(0.02)	$0.05	$(0.01)	$(0.02)
Diluted net earnings (loss) per share	$(0.02)	$.05	$(0.01)	$(0.02)

	2010
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$11,576	$15,388	$11,031	$7,709
Gross margin	$2,142	$2,820	$1,961	$1,473
Net earnings (loss)	$105	$441	$(176)	$(180)
Basic net earnings (loss) per share	$0.01	$0.04	$(0.02)	$(0.02)
Diluted net earnings (loss) per share	$0.01	$0.04	$(0.02)	$(0.02)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Wells-Gardner Electronics Corporation

We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Blackman Kallick, LLP
Chicago, Illinois
March 8, 2012

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Anthony Spier Chairman, President & Chief Executive Officer	Anthony Spier Chairman, President & Chief Executive Officer

Marshall L. Burman Retired Partner Edwards Wildman Palmer LLP	James F. Brace Executive Vice President, Secretary Treasurer & chief Financial Officer

Merle H. Banta Chairman & Chief Executive Officer BHH Management, Inc.

Frank R. Martin Attorney Righeimer, Martin & Cinquino, P.C.

CORPORATE INFORMATION

ANNUAL MEETING	BANKER
The Annual Meeting of Shareholders will take place at 10:00 a.m. on Tuesday, May 8, 2012 at the corporate offices of the Company	Wells Fargo Bank N.A. Chicago, Illinois

FORM 10-K	AUDITOR
A copy of the Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to James F. Brace at the corporate offices of the Company.
Blackman Kallick, LLP Chicago, Illinois

TRANSFER AGENT	COUNSEL
Broadridge Corporate Issuer Solutions, Inc. 1717 Arch Street Suite 1300 Philadelphia, PA 19103 Phone: 877-830-4936 Fax: 215-553-5402 E-mail: shareholder@broadridge.com	Gould & Ratner, LLP Chicago, Illinois