Form 10-K, Exhibit 13
period 2012-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2013-03-13
CIK 105608

SELECTED FINANCIAL DATA
(in $000's except for per share data)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Net sales	$51,117	$42,894	$45,704	$52,526	$53,839
Gross Margin	$8,968	$7,991	$8,396	$9,148	$8,356
Operating earnings	$291	$(146)	$363	$1,377	$582
Net earnings	$164	$28	$190	$1,097	$204

Basic net earnings (loss) per common share	$0.01	$0.00	$0.02	$0.10	$0.02
Diluted net earnings (loss) per common share	$0.01	$0.00	$0.02	$0.10	$0.02

Total assets	$28,315	$22,392	$18,949	$24,305	$25,848
Long-term liabilities	$3,701	$1,059	$565	$2,178	$5,185
Working capital	$17,408	$14,563	$14,087	$15,569	$17,301

COMMON SHARE MARKET PRICE

The Company's common shares are traded on the NYSE MKT Stock Exchange under the symbol WGA
On December 31, 2012, there were approximately 569 holders of record of the common shares.
A five percent (5%) stock dividend was issued in 2011.
High and low prices, reflecting this dividend, for the last two years were:

	2012 Prices		2011 Prices
	High	Low	High	Low
Quarter ended:
March 31	$2.40	$1.91	$2.97	$1.86
June 30	$2.33	$1.86	$2.34	$1.72
September 30	$2.54	$2.00	$2.52	$1.68
December 31	$2.30	$1.58	$2.50	$1.87

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

2012 PRESIDENT’S REPORT

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

2012 was the year that the Video Gaming Terminal (VGT) business finally started in Illinois. It led to the seventh consecutive year of profitability for Wells Gardner, which is the longest profitability streak in the modern history of the Company:

•
The Company reported net earnings for fiscal 2012 of $164,000 or $0.01 per share compared to net earnings of $28,000 or $0.00 per share in the prior year. The 2012 earnings included non-recurring charges of $758,000 made up of $447,000 for upgrading the Company’s Oracle ERP system as well as $311,000 of operating expenses related to the Illinois VGT business for the first two quarters, for which there was no revenue. The 2011 earnings included non-recurring charges of $1.0 million made up of $784,000 of litigation expenses and $516,000 of operating expenses related to the Illinois VGT business, partially offset by a tax benefit of $294,000.

•
Sales for fiscal 2012 were $51.1 million, an increase of nineteen percent or $8.2 million compared to 2011 sales of $42.9 million. The increase was driven by an increase in gaming sales of twenty two percent or $8.4 million, driven by VGT sales in both the third and fourth quarters. In addition the LCD sales to OEM customers increased by $2 million or six percent due to strong sales to the Company’s four largest customers.

•
The Company’s Balance Sheet continues to be a key strategic strength. Debt at December 31, 2012 was $3.7 million compared to $1.1 million at December 31, 2011. This debt level included over $3 million of VGT inventory and receivables, net of payables as well as over $500,000 of increased cash. This means that the debt for the rest of the business was reduced to zero at year end 2012. This was due to driving down the inventory of the base businesses by over $1 million. The debt equity ratio was twenty three percent at year end 2012 compared to seven percent at year end 2011.

•
LCD sales continue to be a very important aspect of our business and the Company sold approximately 110,000 LCDs in 2012 an increase of fourteen percent compared to almost 96,000 sold in 2011. The Company has sold over 660,000 LCDs since 2004.

•
The Company has embarked on three new directions, namely participating in the VGT market as a distributor in Illinois, developing new software and hardware products using new technologies for not only the gaming market but other new markets, and developing new products to distribute to casinos through our American Gaming & Electronics parts distribution business. These three opportunities that have significant potential for Wells Gardner for the next several years.

Illinois Video Gaming Terminal (VGT) Market
The Company is a distributor in the new VGT market in Illinois in the name of American Gaming & Electronics (AG&E). The Company’s Illinois gaming license is in the name of AG&E. The Video Gaming Act was passed by the Illinois Legislature in July 2009 and envisions approximately 35,000 to 45,000 video gaming terminals being operated in the state by the end of 2016. This represents a total sales value of the entire Illinois market of between $500 million to $650 million.  As of year-end 2012, the Illinois Gaming Board (IGB) had approved 950 bars and fraternal organizations out of the 10,000 to 12,000 that we expect to get licensed by the end of the program. This is the major issue slowing down this business. However it means that this business will now last into 2016 or 2017. In addition the Company believes that VGT expansion could be the next wave of gaming expansion in the US and expects to participate in many of those opportunities.

New Technologies
The Company is working hard to reinvent itself as an Intellectual Property (IP) company under the direction of David Silk, Executive Vice President of Wells Gardner Division. Dave is working on a number of new technologies for both the gaming market and other new markets to the Company. Wells Gardner now has six US granted or filed patents, four foreign/international patents granted or pending, and has just been granted two new trademarks for new proprietary products. This is a continuation of our push to broaden the scope of our Intellectual Property (IP).

American Gaming & Electronics (AG&E)
AG&E, which is a wholly owned subsidiary of Wells Gardner,  has direct sales operations in Las Vegas and Reno, Nevada, California, New Jersey, New York, Pennsylvania, Connecticut, Florida and throughout the Midwest. AG&E also has distributors in Mississippi and Louisiana and added distributors covering South East Asia, Europe, Middle East and Africa. The Company has distribution relationships with 3M, GE, JCM, TPK (Optera) and many other vendors. AG&E pioneered the LCD replacement kit market for replacing CRT monitors with LCDs in casinos. They have now sold over 47,000 LCD replacement kits. As mentioned above AG&E is also the distributor for the Illinois VGT market. AGE now sells to virtually every casino in North America.

Asian Manufacturing
Asian manufacturing is essential to our strategy of being a globally competitive manufacturer of LCDs. The Company has two long-term contracts to manufacture its LCDs at our subcontractors’ China facilities, both in the Shenzhen area, near Hong Kong.  In 2012, ninety eight percent of the Company’s LCD sales were derived from LCD production in China compared to fifty nine percent in 2007. Chinese manufactured LCDs are over $40/unit cheaper than those made in the US.

Gaming Strategy
Wells-Gardner is continuing its strategy of using its strengths in one area of the gaming market to provide leverage and increase our market penetration in other areas. The Company is now participating in four areas of the gaming market:
•	LCD manufacturing in Mainland China, primarily for the gaming industry.
•	Distributing VGT products into the Illinois market.
•	Distributing Wells-Gardner’s and other manufacturers’ parts to casinos throughout North America and Central America, South America, Europe, South East Asia including Macau, Middle East and Africa.
•	Providing repair service for gaming manufacturers and casinos.

The strategy is proving successful as gaming revenue accounted for approximately ninety two percent of the Company’s total revenue in 2012 compared to fifty two percent in 2000.

Strategic Plan
Management is committed to a new strategic plan developed in 2012. Management believes that the Company should plan to participate in the VGT expansion expected in the US. In addition the Company plans to invest in a new direction focusing on Intellectual Property and new channels of distribution to distinguish the Company from its competitors and hence earn improved profits from technological value added products. As mentioned above, the Company now has six US granted or filed patents. In addition the Company has invested in several new technologies. Management is also focused on releasing several new products to not only gaming but other industries new to the Company, which are expected to generate additional revenue in 2013 and beyond.

2013 Global Gaming Outlook
The slot manufacturing industry has experienced the most dramatic change with the Scientific Games (SGMS) acquisition of WMS Gaming. This could lead to a major consolidation of gaming manufacturers from the current fifteen to four or five. Following four years of a declining global slot market, the industry enters 2012 in much better shape and with more visibility.   Casinos in Kansas, Maryland, Missouri, Ohio and Pennsylvania, which experienced countless legal and regulatory delays, are finally under construction and opening.    The awarding of the Central Monitoring System contract in Illinois shows progress in the Company’s best growth opportunity, the Illinois VGT market, while a Canadian Video Lottery replacement market, covering quite a few provinces, is expected to begin late this year. Slot manufacturers have been commenting on an uptick in the replacement cycle, something to be expected given new casinos opening and creating new competition.   Massachusetts legalized casino gaming in late 2011, setting up the potential for licenses to be granted later this year and for surrounding states to either legalize or expand casino style gaming as a defensive measure.    While competition is not viewed favorably for regional casino companies, it is a favorable environment for the slot manufacturing business, especially given the declines in recent years.   While we have discussed the domestic market, expansion in the international markets also continues with Macau installing their first wide area progressives, Italy expanding their VLTs and Greece and other countries having financial issues turning to VLTs or casinos to help their situations.    All in all, we feel we may be at the beginning of the largest global expansion of casino style gaming in the history of the industry.

2013 Wells-Gardner Outlook
Sales in 2013 are expected to increase by between twenty one and thirty one percent to between $62 million and $67 from $51.1 million in 2012, this increase will come primarily from the sales into the Illinois VGT market that started in the fourth quarter 2012. Management is cautiously optimistic as new technology products are being developed that are expected to generate additional income. Management will continue to exercise intense cost and interest expense control.

The major risk is the uncertain global economic and political climate.

I thank all of you for your continued support as we complete the implementation of our plans. I am confident that this will lead to increased profitability and improved shareholder value.

Anthony Spier
Chairman of the Board, President
& Chief Executive Officer

March 4, 2013

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net sales increased $8.2 million or 19% to $51.1 million in 2012 compared to $42.9 million in 2011.  Gaming sales increased $8.4 million or 22% to $46.9 million in 2012 compared to $38.5 million in 2011 representing 92% of total sales in 2012 compared to 90% in 2011.  Amusement sales decreased $0.15 million or (3)% to $4.25 million in 2012 compared to $4.4 million in 2011 representing 8% of total sales in 2012 compared to 10% in 2011.  By product category, video gaming terminal (VGT) sales added $6.6 million.  Gaming and amusement display sales increased $0.9 million or 2% in 2012 compared to 2011. This was due to total display unit volume increasing by 14% to 109,500 units in 2012 compared to 96,000 units in 2011, while display average selling price declined by 11%.  Gaming and amusement parts sales increased by $0.7 million or 13% in 2012 compared to 2011.

Gross margin for 2012 increased $1.0 million to $9.0 million or 17.5% of sales compared to $8.0 million or 18.6% in 2011.  Although gaming display sales volume grew significantly, the gaming display gross margin percentage declined slightly. While gaming VGT sales grew significantly (from zero to $6.6 million), the VGT gross margin percentages are noticeably lower than the gaming gross margin percentage averages.  The gaming and amusement parts gross margin percentage improved again in 2012 due to better price management and the introduction of new products with the parts gross margin percentage remaining significantly higher than the corporate gross margin percentage average.

Operating expenses increased $540,000 to $8.68 million in 2012 compared to $8.14 million in 2011.  Operating expenses increased $447,000 for the upgrading of Oracle in 2012, $263,000 to support the VGT sales, $237,000 to support additional engineering resources, and $255,000 increase in other gaming and amusement operating expense partially offset by a reduction of $662,000 in litigation expense from two lawsuits in 2011.  The Company continues to place great emphasis on operating expense control.

Operating earnings were $291,000 in 2012 compared to a loss of $(146,000) in 2011 due to higher sales with a slightly lower margin and slightly higher operating expenses primarily due to the Oracle upgrade expense.

Interest expense was $113,000 in 2012 compared to $120,000 in 2011 due to slightly lower average debt balances.  Other expense was a $(1,000) credit in 2012 compared to zero in 2011.

Income tax expense was $15,000 in 2012 compared to a benefit of $(294,000) in 2011 due to a significant reduction in the deferred tax valuation account in 2011.  The Company has available a net operating loss carry forward of approximately $5.5 million as of December 31, 2012.

Net income was $164,000 in 2012 compared to net income of $28,000 in 2011.  For 2012 basic and diluted earnings per share was $0.01 compared to basic and diluted earnings per share of $0.00 in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net sales decreased $2.8 million or 6% to $42.9 million in 2011 compared to $45.7 million in 2010.  Gaming sales decreased $3.8 million or (9)% to $38.5 million in 2011 compared to $42.3 million in 2010 representing 90% of total sales in 2011 compared to 92% in 2010.  Amusement sales increased $1.0 million or 29% to $4.4 million in 2011 compared to $3.4 million in 2010 representing 10% of total sales in 2011 compared to 8% in 2010.  By product category, gaming and amusement display unit volume decreased by 6% or $2.1 million on 96,000 units in 2011 compared to 102,500 units in 2010.  Gaming and amusement parts sales increased by $0.2 million and used games sales decreased $0.9 million in 2011 compared to 2010 due to exiting the used games product category at the end of 2010.

Gross margin for 2011 decreased $0.4 million to $8.0 million or 18.6% of sales compared to $8.4 million or 18.4% in 2010.  Although gaming and amusement parts sales were slightly higher and parts gross margin percentages were significantly higher, the gaming and amusement parts gross margin only partially offset the display gross margin decrease due to lower display unit volume on slightly lower display gross margin percentages.  The Company was able to achieve the higher gaming and amusement parts margins through the introduction of new products, exiting the low margin used games product category and minimizing the gaming and amusement display gross margin decline by product design improvements and sales of some previously slow moving inventory.

Operating expenses increased $0.1 million to $8.1 million in 2011 compared to less than $8.0 million in 2010.  Operating expenses increased $627,000 for two major reasons.  Operating expenses for two litigation suits started in 2010 and settled in 2011 and early 2012 were $561,000 higher in 2011 than 2010 and operating expenses for the Illinois Video Gaming product category were $66,000 higher in 2011 than 2010.  All other operating expenses declined $523,000 primarily due to significantly lower compensation and engineering sample expense and lower IT telephone rental and bad debt expense.  The Company continues to place great emphasis on operating expense control.

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

2013 Outlook

The Company anticipates sales in 2013 of between $62 million and $67 million compared to $51.1 million in 2012 with the increase in Illinois VGT sales partially offset by lower gaming LCD and parts business sales as the North American replacement slot market remains sluggish.  Total gaming and amusement display unit sales are expected to be slightly higher in the first half 2013 and somewhat lower in the second half  compared to 2012 and the average display selling prices are expected to continue  to trend lower in 2013.  Gaming and amusement parts sales are expected to be slightly higher in 2013, while gaming VGT sales are expected to be significantly higher in 2013.  The Company continues to develop proprietary product for the gaming and amusement markets and for markets other than gaming and amusement, including vending, signage and medical. As a result, the Company increased engineering expense in 2012 and will continue to increase it in 2013.  We will continue to aggressively control other costs, interest expense and inventory levels.  The Company expects to be profitable in the first quarter 2013 and for the full year 2013.

Market & Credit Risks

The Company is subject to certain market risks, mainly interest rates.  On August 21, 2006, the Company entered into a four-year credit facility with Wells Fargo Bank NA.  On September 15, 2009, the Company amended the term of the credit agreement extending it to August 21, 2013.  The amended credit agreement is a $12 million revolving credit facility.  The credit facility has several financial covenants including a minimum book net worth, minimum net earnings, maximum capital expenditures and maximum compensation increases.  The financial covenants included a provision that any future write off of goodwill will be an add back to the net worth and earnings covenants.

On March 4, 2011, the Company amended the term of the credit agreement to August 21, 2014, the interest rate to LIBOR plus 375 basis points, and the minimum book net worth and minimum net earnings covenants were modified for the first three quarters of 2011 to account for the investment the Company was making into the Video Gaming Terminal market with the year end 2011 covenants remaining the same.  On March 5, 2012, the Company amended the term of the credit agreement to August 21, 2015.  The amendment included a waiver for the fourth quarter 2011 minimum book net worth and minimum net earnings covenants and eliminated the book net worth covenant for future periods.  The financial covenants for the first three quarters 2012 were modified to account for the investment the Company was making into the Video Gaming Terminal market with the year end 2012 covenants remaining the same.  The amendment also increased the year end minimum earnings covenant to $300,000 for 2013 and 2014, and raised the capital expenditure limit to $400,000 per year for 2013, 2014 and 2015.

On March 8, 2013, the Company amended the term of the credit agreement to August 21, 2016, the interest rate to LIBOR plus 275 basis points, changed the year end minimum net earnings to $200,000 for 2013, 2014 and 2015, reduced the borrowing base block to $250,000, and created a basket of $1,250,000 for small acquisitions or stock buy backs as long as the Company has excess availability of $2,500,000 both before and after making the permitted acquisition or permitted redemption of Company stock.  An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid.  The Company may pay down the loans at any time; however, monthly interest charges are not less than $5,000 per month to termination.  All bank debt is due and payable on August 21, 2016. As of December 31, 2012, the Company had total outstanding bank debt of $3.7 million at an average interest rate of 4.125%.  In addition, the Company pays $31,000 credit insurance on selected foreign receivables.

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

Revenue Recognition
In general, the Company recognizes revenue when the following criteria are met: evidence of an arrangement between the Company and its customer exists, shipment has occurred or services have been rendered, the sales price is fixed and determinable and collectability is reasonably assured.  Revenue from video gaming terminal sales with standard payment terms is recognized upon the passage of title and transfer of the risk of loss.  The Company recognizes revenue even if it retains a form of title to products delivered to customers, provided the sole purpose is to enable the Company to recover the products in the event of a customer payment default and the arrangement does not prohibit the customer’s use of the product in the ordinary course of business.
Receivables & Provision for Bad Debt
The Company is exposed to credit risk on certain assets, primarily accounts receivable.  The Company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations.  Concentrations of credit risk with respect to trade receivables are limited except for the Company’s four largest customers.  The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks by using historical experience to an aging of accounts.
Inventory Obsolescence & Costing Methods
The Company uses a standard cost method to value inventory. Standard cost is the expected cost of producing a good or service under normal conditions. The standard cost method used approximates the lower of cost (first-in, first-out) or market within a reasonable allowance. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.  During 2012 the Company’s slow moving and obsolescence reserve decreased $180,000 due to the disposition of old CRT material and sales of previously slow moving finished goods inventory.
Provision for Warranty
The Company offers certain warranties on its products and has a general provision for potential future charges incurred in connection with in-warranty repairs and services.  This reserve is based on historical actual repairs, which decreased slightly in 2012.
Goodwill
The Company accounts for its goodwill resulting from the acquisition of American Gaming & Electronics in conformity with FASB ASC 350-20 Goodwill Subsequent Measurement. This ASC section requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2012 and 2011 by utilization of a discounted cash flow analysis.  However, there is no certainty in future periods that the fair value of the reporting unit will exceed its carrying value.
Engineering Research & Development
Engineering research and development costs for the years ended December 31, 2012, 2011 and 2010 were approximately $1,740,000, $1,502,000, and $1,440,000, respectively, which were 3.4%, 3.5%, and 3.2% of annual sales, respectively.

Income Taxes & Valuation Allowance for Deferred Taxes
The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  We record a valuation allowance to reduce deferred tax assets to an amount for which the realization is more likely than not that a profit would be generated over the next twelve to eighteen months due to the addition of video gaming sales which will allow the Company to use a portion of the current net operating loss carry forwards.
Contingencies
When applicable, the Company assesses its exposures to loss contingencies including legal and other matters and provides for an exposure if it is judged to be probable and estimable.  If the actual loss from a contingency differs from management’s estimates, operating results could be impacted.

Liquidity & Capital Resources

Accounts receivable increased to $8.7 million in 2012 compared to $6.4 million in 2011. This $2.3 million use of cash is due to $5.0 million higher sales in the fourth quarter 2012 compared to the fourth quarter 2011, primarily due to VGT sales.  Days sales in accounts receivable decreased to 55 days at year end 2012 compared to 63 days at year end 2011. Accounts receivable due from subcontractors increased to $5.1 million in 2012 compared to $4.1 million in 2011, a $1.0 million use of cash due to the large purchase of two LCD panels nearing end of life.

Inventory increased to $10.8 million in 2012 compared to $9.1 million in 2011.  This $1.7 million use of cash was due to $3.8 million of VGT inventory partially offset by a $2.1 million reduction in inventory to support the LCD and parts product categories.   Days cost of sales in inventory decreased to 84 days at year end 2012 compared to 110 days cost of sales at year end 2011.

Accounts payable increased to $4.2 million in 2012 compared to $0.8 million in 2011, a $3.4 million provision of cash primarily related to the VGT inventory increase.  Days payables outstanding increased to 75 days at year end 2012 compared to 28 days at year end 2011 again higher due to the new VGT inventory.  Accounts payable to subcontractors decreased to $3.6 million in 2012 compared to $3.7 million in 2011, a $0.1 million use of cash.

Prepaid expenses increased $0.3 million and accrued expenses decreased $0.3 million using $0.6 million of cash flow for the twelve months.

The net of our 2012 earnings, depreciation and amortization, and other non cash adjustments to earnings resulted in a $0.3 million provision of cash in operations. The net of earnings and non cash adjustments plus the working capital changes noted above resulted in $2.0 million of cash being used in operations.

Capital additions, primarily IT equipment, were $0.16 million of cash used by investing activities.

Long-term liabilities increased to $3.7 million in 2012 compared to $1.1 million in 2011, which used $2.6 million of cash.  Cash provided by sales of stock issued under the employee stock option plan and stock grants was minimal in 2011.  These two items resulted in $2.66 million of net cash provided by financing activities.  Cash at the beginning of the year was $0.22 million and at the end of the year was $0.77 million.

Shareholders’ equity was $15.83 million in 2012 compared to $15.56 million in 2011 or an increase of $0.27 million.  This increase was attributed to the Company’s net earnings in 2012 and the amortization of unearned compensation relating to the employee stock grant plan.

The Company is dependent on its credit facility to fund operations, as some critical inventory requires long lead times.  Under its current credit facility, the Company is required to maintain certain financial covenants that the Company must meet each quarter during the term of the agreement.  While the Company currently expects to meet these financial covenants during 2013, its liquidity could be adversely affected if it is unable to do so. Overall, the Company currently believes that its future financial requirements can be met with funds generated from operating activities and from its credit facility during the foreseeable future.

Contractual Obligations
The following table summarizes the Company’s contractual commitments as of December 31, 2012.     The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

Payments Due In year Ending December 31,

(in $000’s)	Total	2013	2014	2015	2016	2017	Thereafter
Note Payable (Note 4)		$ ---	$ ---	$ ---	$ 3,701	$ ---	$ ---
Operating Leases (Note 11)		$ 662	$ 684	$ 651	$ 222	$ ---	$ ---
		$ 662	$ 684	$ 651	$ 3,923	$ ---	$ ---

Inflation
In 2012 and 2011, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS
As of December 31,
(in $000’s except for share information)
	2012	2011
ASSETS
Current Assets:
Cash	$768	$221
Accounts receivable, net of allowances of $188 in 2012 and $206 in 2011	8,678	6,363
Accounts receivable, subcontractor	5,093	4,132
Inventory	10,817	9,109
Prepaid expenses & other assets	855	510
Total current assets	$26,211	$20,335

Property, Plant & Equipment (at cost):
Leasehold improvements	558	533
Machinery, equipment & software	8,924	8,797
less: Accumulated depreciation & amortization	(9,225)	(9,073)
Property, plant & equipment, net	$257	257

Other Assets:
Deferred tax asset, net	469	471
Other long term asset	49	0
Goodwill	1,329	1,329
Total other assets	$1,847	$1,800
Total Assets	$28,315	$22,392

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	4,167	785
Accounts payable, subcontractor	3,581	3,687
Accrued expenses	1,040	1,300
Total current liabilities	$8,788	$5,772

Long-Term Liabilities:
Note payable	3,701	1,059
Total long-term liabilities	$3,701	$1,059
Total Liabilities	$12,489	$6,831

Shareholders' Equity:
Common shares:
$1 par value; 25,000,000 shares authorized;
11,666,898 shares issued and outstanding at December 31, 2012
11,594,501 shares issued and outstanding at December 31, 2011	11,667	11,595
Capital in excess of par value	5,131	5,050
Accumulated deficit	(725)	(889)
Unearned compensation	(247)	(195)
Total Shareholders' Equity	$15,826	$15,561
Total Liabilities & Shareholders’ Equity	$28,315	$22,392

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31,
(in $000’s except for share & per share data)
	2012	2011	2010
Net sales	$51,117	$42,894	$45,704
Cost of sales	42,149	34,903	37,308
Gross margin	8,968	7,991	8,396
Engineering, selling & administrative	8,677	8,137	8,033
Operating earnings (loss)	291	(146)	363
Other expense (income):
Interest	113	120	184
Other (income)	(1)	0	(5)
Earnings (loss) before income tax	179	(266)	184
Income tax expense (benefit)	15	(294)	(6)
Net earnings	$164	$28	$190

Basic net earnings per common share	$0.01	$0.00	$0.02

Diluted net earnings per common share	$0.01	$0.00	$0.02

Basic common weighted shares outstanding	11,655,060	11,591,681	11,532,134
Diluted common weighted shares outstanding	11,658,246	11,598,536	11,538,923

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,
(in $000’s)
	2012	2011	2010
Cash flows from operating activities:
Net earnings	$164	$28	$190
Adjustments to reconcile net earnings to net
cash (used in) provided by operating activities:
Depreciation and amortization	160	207	134
Bad debt (recoveries) expense	(33)	(18)	26
Amortization of unearned compensation	83	78	72
Issuance of long term asset	(49)	0	0
Deferred income tax	2	(294)	0
Changes in current assets & liabilities:
Accounts receivable, net	(2,282)	(1,584)	2,361
Inventory	(1,708)	(509)	(592)
Prepaid expenses & other	(345)	166	404
Accounts payable, net	3,382	(93)	(467)
Due to/from subcontractor	(1,067)	1,346	49
Accrued expenses	(260)	408	(401)
Net cash (used in) provided by operating activities	$(1,953)	$(265)	$1,776

Cash flows used in investing activities:
Additions to property, plant & equipment, net	(160)	(43)	(290)
Net cash used in investing activities	$(160)	$(43)	$(290)

Cash flows from financing activities:
Borrowings (Repayments) from note payable	2,642	494	(1,613)
Proceeds from stock issued & options exercised	18	6	25
Net cash provided by (used in) financing activities	$2,660	$500	$(1,588)

Net increase (decrease) in cash	547	192	(102)
Cash at beginning of year	221	29	131
Cash at end of year	$768	$221	$29

Supplemental cash flows disclosure:
Income taxes paid	$11	$6	$0
Interest paid	$113	$120	$184

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in $000’s)
		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders'
	Shares	Par Value	Deficit	Compensation	Equity
December 31, 2009	$10,421	$5,968	$(1,107)	$(121)	$15,162

Net earnings			190		190
Stock dividend issued	523	(523)			0
Issuance / forfeiture of stock awards (net)	32	57		(89)	0
Stock options exercised	12	12			24
Amortization of unearned compensation				72	72
December 31, 2010	$10,988	$5,515	$(916)	$(137)	$15,449

Net earnings			28		28
Stock dividend issued	552	(552)			0
Issuance / forfeiture of stock awards (net)	50	86		(136)	0
Stock options exercised	4	2			6
Amortization of unearned compensation				78	78
December 31, 2011	$11,595	$5,050	$(889)	$(195)	$15,561

Net earnings			164		164
Issuance of stock awards	61	74		(135)	0
Stock options exercised	11	7			18
Amortization of unearned compensation				83	83
December 31, 2012	$11,667	$5,131	$(725)	$(247)	$15,826

 See accompanying notes to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. DESCRIPTION OF THE BUSINESS
Wells-Gardner Electronics Corporation is a global distributor and manufacturer of liquid crystal display (LCD), video monitors and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company’s primary business is the distribution, design, manufacture, assembly, service and marketing of color LCD video monitors, gaming supplies and other components, with facilities in the United States and manufacturing subcontract relationships with two separate Taiwanese electronics companies to manufacture LCD video displays in China.  The Company is also a licensed distributor of video gaming terminals in Illinois.  The Company is the exclusive distributor of Spielo VGT’s in Illinois.

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

Revenue from video gaming terminal sales with standard payment terms is recognized upon the passage of title and transfer of the risk of loss.  The Company recognizes revenue even if it retains a form of title to products delivered to customers, provided the sole purpose is to enable the Company to recover the products in the event of a customer payment default and the arrangement does not prohibit the customer’s use of the product in the ordinary course of business.

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

Provision for Warranty
The Company offers certain warranties on its products and has a general provision for estimated future charges incurred in connection with in-warranty repairs and services. This provision is based on historical actual repairs. If the actual charges incurred exceed management’s estimates, operating results could be impacted.

Property, Plant & Equipment
Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment - five to fifteen years and leasehold improvements - shorter of lease term or estimated useful life.

Internal Use Software
Certain costs incurred in the planning and development stage of internal use computer software projects are expensed, while costs incurred during the application development stage are capitalized. Capitalized software costs are amortized over the expected economic life of the software of three to seven years. Total capitalized costs as of December 31, 2012 and 2011 were $1.9 million and $1.8 million respectively and are included in property, plant & equipment on the face of the balance sheets. During the years ended December 31, 2012, 2011 and 2010, amortization expense related to the capitalized software was $22,000, $21,000 and $15,000, respectively.

Goodwill
The Company accounts for its goodwill resulting from its purchase of American Gaming and Electronics, Inc. in conformity with GAAP USA. GAAP USA requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2012 and 2011 by utilization of a discounted cash flow analysis.

Engineering Research & Development
Engineering research and development costs for the years ended December 31, 2012, 2011 and 2010 were approximately $1,740,000, $1,502,000, and $1,440,000, respectively, which were 3.4%, 3.5%, and 3.2% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the consolidated statement of operations.

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

Stock Based Compensation
At December 31, 2012, the Company has two stock-based compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of GAAP USA.

Subsequent Events
The Company evaluated subsequent events through the date the financial statements were issued.

Recently Issued Accounting Pronouncements
In July 2012, the FASB issued ASU No. 2012-02 “Intangibles – Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU No. 2012-02”) to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of indefinite-lived intangible asset impairment.  ASU No. 2012-02 is effective prospectively for us beginning July 1, 2013 and the adoption is not expected to have a material impact on our Condensed Consolidated Financial Statements.

Note 3. INVENTORY
Net inventory, which includes a valuation reserve of $1,377, $1,557 and $1,787 in 2012, 2011 and 2010, respectively, consisted of the following components:
	December 31,
(in $000's)	2012	2011	2010
Raw materials	$2,662	$2,815	$3,097
Intransit finished goods	$950	$1,379	$948
Finished goods	$7,205	$4,915	$4,555
Total	$10,817	$9,109	$8,600

Note 4. DEBT
On March 05, 2012, the Company signed an amendment to extend the term of the credit agreement with Wells Fargo Bank to August 21, 2015.  The total credit line of $12 million, the interest rate of three month Libor plus 375 basis points, and the annual maintenance fees remained the same.  Substantially all assets of the Company are secured as collateral for this credit facility and the Company must maintain certain financial covenants including minimum net earnings, maximum capital expenditures and maximum compensation increases. The financial covenants were modified for the first three quarters of 2012 to account for the investment which the Company is making into the Video Lottery market with the year end 2012 covenants remaining the same. The amendment also increased the year end minimum earnings covenant to $300,000 for 2013 and 2014, and raised the capital expenditure limit to $400,000 per year for 2013, 2014 and 2015.  At December 31, 2012 and 2011, the Company had total outstanding bank debt of $3.7 million and $1.1 million, respectively, at a combined average interest rate of 4.125% and 4.25%, respectively. As of December 31, 2012 the Company had availability of $5.6 million in addition to the $3.7 million outstanding. Availability is 85% of eligible accounts receivable and 55% of eligible inventory less outstanding debt. See Note 12 regarding the subsequent bank amendment.

Note 5. STOCK PLANS
The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 2,155,028 common shares.

Stock Options
Options could be granted through December 31, 2008 at an option price not less than fair market value on the date of grant and are exercisable not earlier than six months nor later than ten years from the date of grant. Options vest over two and three year periods. As of December 31, 2012, one person held outstanding options and were eligible to participate in the plans. Such options expire on various dates through April 8, 2014.

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

Stock options exercisable at December 31, 2012, 2011 and 2010 were 18,931, 30,328 and 32,727, respectively.  No options were granted in 2012, 2011 or 2010. The total intrinsic value of options exercised in 2012, 2011 and 2010 were $3,000, $3,000 and $4,000, respectively. The total cash received in 2012, 2011 and 2010 for the exercise of stock options was $18,000, $6,000 and $24,000, respectively.

The following table summarizes information about stock options activity for the twelve months ending December 31, 2012:

			Weighted average	Aggregate
		Weighted average	Remaining	Intrinsic
	Options	exercise price	Contractual Life	Value
Outstanding at beginning of year	30,328	$1.83
Granted	0	$-
Forfeited	0	$0
Exercised	(11,397)	$1.56
Outstanding, December 31, 2012	18,931	$2.00	0.8	$0

Exercisable, December 31, 2012	18,931	$2.00	0.8	$0

Restricted Shares
The employees will earn the restricted shares in exchange for services to be provided to the Company over a three year or five-year vesting period. All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000 and amended in 2009.  The fair value of restricted shares is based on the market price on the grant date.  In 2012 and 2011, the Company granted 61,000 and 68,000 restricted shares, respectively, with weighted average grant date fair values of $2.21 and $2.31, respectively. The compensation cost related to the stock awards is expensed on a straight-line basis over the vesting period.  The Company recorded $83,000, $78,000 and $72,000 in related net compensation expense for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, 171,246 restricted shares are outstanding on a dividend adjusted basis. Total unrecognized compensation cost related to unvested stock awards is approximately $247,000 and is expected to be recognized over a weighted average period of 3 years.

The following table summarizes information regarding restricted share activity for the twelve months ending December 31, 2012:
		Weighted average
		Grant Date
	Shares	Fair Value
Unvested at December 31, 2011	164,140	$1.96
Granted	61,000	$2.21
Vested	(53,894)	$1.67
Unvested, December 31, 2012	171,246	$2.14

Note 6. ACCRUED EXPENSES
Accrued expenses consisted of the following items:
	December 31,
(in $000's)	2012	2011
Payroll & related costs	$92	$115
Sales commissions	$139	$90
Ocean Freight	$180	$105
Sales Tax	$163	$12
Warranty	$71	$87
Legal / settlement fees (*see note below)	$13	$505
Other accrued expenses	$382	$386
Total	$1,040	$1,300

*Legal / settlement fee accrual from 2011 was related to a Settlement Agreement and Mutual Release with Dimension Technologies, Inc dated January 27, 2012, which settled all disputes and arbitration to the parties’ satisfaction.

Warranty provision roll forward:
	Year Ended December 31,
Warranty provision:	2012	2011
Beginning Balance	$87	$75
Additions	$127	$212
Payments	$(143)	$(200)
Balance at end of year	$71	$87

Note 7. SIGNIFICANT CUSTOMERS
The Company’s largest customer accounted for 30%, 12% and 21% of total revenues in 2012, 2011 and 2010, respectively, and 20% and 8% of total accounts receivable as of December 31, 2012 and December 31, 2011, respectively.   The second largest customer accounted for 15%, 22% and 29% of the total revenue in 2012, 2011 and 2010, respectively, and 29% and 41% of the total accounts receivable as of December 31, 2012 and December 31, 2011, respectively.  The third largest customer accounted for 12%, 14% and 10% of total revenue in 2012, 2011 and 2010. respectively and 6% and 9% of the total accounts receivable as of December 31, 2012 and December 2011 respectively.  The next largest customer accounted for 11%, 16% and 9% of the total revenue in 2012, 2011 and 2010, respectively, and 16% and 14% of the total accounts receivable as of December 31, 2012 and December 2011, respectively.   No other customer accounted for more than 10% of sales in 2012, 2011 or 2010.

Note 8. INCOME TAXES
The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000's)	2012	2011	2010
Computed expected tax (benefit) expense	$61	$(91)	$62
State income tax expense, net of Federal tax effect	$11	$(17)	$9
Reduction of valuation allowance	$2	$(294)	$0
Expiration of general business credit carry-forward	$0	$0	$129
Other, net (primarily permanent differences)	$112	$(39)	$(37)
Change in valuation allowance (regarding current year activity)	$(171)	$147	$(169)
Income Tax Expense (Benefit)	$15	$(294)	$(6)

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:
	December 31:
(in $000's)	2012	2011	2010
Deferred tax assets:
Allowance for doubtful accounts	$70	$83	$99
Warranty provision	$28	$35	$29
Inventory reserve	$554	$627	$694
Property, plant, equipment and software, principally depreciation	$128	$126	$94
Net operating loss carry forwards	$2,402	$2,504	$2,322
Alternative minimum tax credit carry forwards	$136	$136	$136
Other	$107	$85	$60
Total gross deferred tax assets	$3,425	$3596	$3,434
Less valuation allowance	$(2,528)	$(2,697)	$(2,844)
Total deferred tax assets	$897	$899	$590
Deferred tax liabilities:
Goodwill	$428	$428	$413
Total deferred tax liabilities	$428	$428	$413
Net deferred taxes	$469	$471	$177

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has historically provided a 100% valuation allowance on its net deferred tax asset, however, the Company’s continuous review of the valuation allowance has resulted in a $2,000 reduction in the net deferred tax asset in 2012 and an increase in the net deferred tax asset of $294,000 and $0 in 2011 and 2010, respectively. The net deferred tax asset represents the portion of deferred tax assets expected to be realized in the near future. The reduction in the allowance in 2011 represented the Company’s belief that it was more likely than not that a profit would be generated over the next twelve to eighteen months due to the addition of video gaming sales beginning in late 2012, which will allow them to use a portion of the current net operating loss carry forward. The Company evaluated these assumptions as of December 31, 2012 and determined that no additional reduction of the valuation allowance was warranted. As of December 31, 2012, the Company has net operating loss carry forwards for Federal income tax purposes of approximately $5,502,000, which are available to offset future Federal taxable income, if any, that begin to expire in 2021. The Company also has a net operating loss carry forward for Illinois state income tax purposes of approximately $5,608,000 as of December 31, 2012. The Company also has alternative minimum tax credit carry forwards of approximately $136,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. No unrecognized tax benefits are set to expire in the next twelve months that may have an impact upon the Company’s effective tax rate.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions.  The tax years 2009, 2010, 2011 and 2012 remain open to examinations.  Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.  During the twelve months ended December 31, 2012, the Company did not recognize expense for interest or penalties related to income tax, and does not have any amounts accrued at December 31, 2012, as the Company does not believe it has taken any uncertain tax positions.

Note 9. EARNINGS PER SHARE
In 2011, the Company issued a five percent (5%) stock dividend payable to all shareholders. The stock dividend resulted in the issuance of 552,259 additional common shares in 2011. All reported earnings per share disclosures have been retroactively restated to reflect this dividend. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31:

(in $000's except for per share data)	2012	2011	2010
Basic earnings per common share:
Net earnings	$164	$28	$190

Weighted-average common shares outstanding	11,655	11,592	11,532

Basic net earnings per common share	$0.01	$0.00	$0.02

Diluted earnings per common share:
Net earnings	$164	$28	$190

Weighted-average common shares outstanding	11,655	11,592	11,532
Add: Effect of dilutive stock options	3	7	6
Adjusted weighted-average common shares outstanding	11,658	11,599	11,538

Diluted net earnings per common share	$0.01	$0.00	$0.02

For the year ended December 31, 2012, 2011 and 2010, there were 7,573, 7,573 and 7,212 options, respectively, which were anti-dilutive and excluded from the diluted earnings per share calculation.

Note 10. RELATED PARTY
In December 2009, the Company engaged a law firm to provide legal services to the Company which employed as an associate a family member of the Company’s President and Chief Executive Officer.  Total fees paid to this firm were approximately $136,000, $382,000 and $313,000 in 2012, 2011 and 2010, respectively.  The amount due to the firm included in accounts payable was $0 as of December 31, 2012 and 2011, respectively.

Note 11. LEASE COMMITMENTS
The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2015. The future minimum lease payments required under operating leases are as follows:

Years ending
December 31	(in $000's)
2013	$662
2014	$684
2015	$651
2016	$222
2017	$0
Thereafter	$0
$2,219

Rent expense related to operating leases was approximately $718,000, $758,000 and $796,000 during the years ended December 31, 2012, 2011 and 2010, respectively.

Note 12.  SUBSEQUENT EVENTS
On March 08, 2013, the Company signed an amendment to extend the term of the credit agreement with Wells Fargo Bank one year to August 21, 2016.  The total credit line of $12 million and the annual maintenance fees remained the same while the interest rate was lowered to LIBOR plus 275 basis points.  The amendment decreased the year end minimum earnings covenant to $200,000 for 2013 and all future years.  The amendment also includes provisions to allow permitted acquisitions and permitted redemptions of Company stock up to $1,250,000 as long as the Company has excess availability of $2,500,000 both before and after the completion of permitted acquisitions and permitted redemptions.

Note 13. UNAUDITED QUARTERLY FINANCIAL DATA
Selected quarterly data for 2012 and 2011 are as follows:

	2012
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$12,343	$12,843	$11,727	$14,205
Gross margin	$2,185	$2,302	$2,049	$2,432
Net earnings (loss)	$202	$(126)	$(235)	$323
Basic net earnings (loss) per share	$0.02	$(0.01)	$(0.02)	$0.03
Diluted net earnings (loss) per share	$0.02	$(0.01)	$(0.02)	$0.03

	2011
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$10,807	$13,150	$9,759	$9,178
Gross margin	$1,917	$2,684	$1,759	$1,631
Net earnings	$(240)	$600	$(152)	$(180)
Basic net earnings per share	$(0.02)	$0.05	$(0.01)	$(0.02)
Diluted net earnings per share	$(0.02)	$0.05	$(0.01)	$(0.02)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of
Wells-Gardner Electronics Corporation and Subsidiary
McCook, Illinois

We have audited the accompanying consolidated balance sheet of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2011, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Blackman Kallick, LLP
Chicago, Illinois
March 8, 2012

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of
Wells-Gardner Electronics Corporation and Subsidiary
McCook, Illinois

We have audited the accompanying consolidated balance sheet of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2012, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC
Chicago, Illinois
March 13, 2013

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
Plante Moran PLLC Chicago, Illinois

TRANSFER AGENT	COUNSEL
Broadridge Corporate Issuer Solutions, Inc. PO Box 1342 Brentwood, OH 11717 Phone: 877-830-4936 Fax: 215-553-5402 E-mail: shareholder@broadridge.com	Gould & Ratner, LLP Chicago, Illinois