Form 10-K, Exhibit 13
period 2013-12-31
WELLS GARDNER ELECTRONICS CORP
filed 2014-03-13
CIK 105608

Exhibit 13.0

SELECTED FINANCIAL DATA
(in $000's except for per share data)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Net sales	$57,916	$51,117	$42,894	$45,704	$52,526
Gross Margin	$9,334	$8,968	$7,991	$8,396	$9,148
Operating earnings	$710	$291	$(146)	$363	$1,377
Net earnings	$651	$164	$28	$190	$1,097

Basic net earnings per common share	$0.06	$0.01	$0.00	$0.02	$0.10
Diluted net earnings per common share	$0.06	$0.01	$0.00	$0.02	$0.10

Total assets	$26,714	$28,315	$22,392	$18,949	$24,305
Long-term liabilities	$1,598	$3,701	$1,059	$565	$2,178
Working capital	$16,118	$17,542	$14,563	$14,087	$15,569

COMMON SHARE MARKET PRICE

The Company's common shares are traded on the NYSE Mkt Stock Exchange under the symbol WGA.

On December 31, 2013, there were approximately 794 holders of record of the common shares.

High and low prices, for the last two years were:

	2013 Prices		2012 Prices
	High	Low	High	Low
Quarter ended:
March 31	$2.14	$1.78	$2.40	$1.91
June 30	$2.43	$1.68	$2.33	$1.86
September 30	$2.05	$1.58	$2.54	$2.00
December 31	$1.93	$1.51	$2.30	$1.58

CORPORATE PROFILE:

Founded in 1925, Wells-Gardner Electronics Corporation is a distributor and manufacturer of color video monitors and other related distribution products for a variety of markets including, but not limited to, gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators. The Company has most of its LCD displays manufactured in Mainland China. In addition, the company’s American Gaming & Electronics, Inc. subsidiary (“AGE”), a leading parts distributor to the gaming markets, sells parts and services to over 700 casinos in North America with offices in Las Vegas, Nevada, Hammonton, New Jersey, Hialeah, Florida and McCook, Illinois. AGE is also a licensed distributor of video gaming terminals in Illinois.

2013 President’s Report

To our shareholders, customers, suppliers and employees,

Wells-Gardner turned in a strong performance in 2013. Revenue for the year increased 13 percent to $57.9 million compared to $51.1 million in 2012. Full year 2013 VLT sales in the state of Illinois increased 230 percent despite delays in orders during the third quarter due to a product update by our strategic partner. Virtually all of the delayed orders during the third quarter were received and shipped in the fourth quarter. Coupled with increased revenue in our parts business during 2013 we generated solid double-digit revenue percentage growth.

Net income for full year 2013 was $651,000, or $0.06 per diluted share, compared to net income of $164,000, or $0.01 per diluted share, in 2012; an increase of 297 percent. We are very pleased with the financial results of the year. 2013 was our eighth consecutive year of profitability. Our strong sales and marketing focus on our VLT business in the state of Illinois, driving revenue growth in our parts business and aggressively managing operating expenses yielded great results in 2013. It was a very solid year for Wells-Gardner.

With regards to our monitor business, 2013 was another challenging year. Our expectation going forward is that the market place will continue to remain highly competitive in 2014 and beyond. The sale of parts to the gaming industry increased for full year 2013. Casinos and gaming establishments throughout the U.S. typically buy parts to extend the operating life of existing equipment and, in turn, delay the purchase of new equipment. The increase in parts sales for the year is a meaningful indicator that a full-scale replacement cycle has not yet commenced. The need to refresh the gaming experience throughout the industry is important to keep it customers coming back. That said, 2013 was the sixth consecutive year without an equipment replacement cycle in the U.S. gaming industry.

As we look ahead in 2014, we are pleased that our wholly-owned subsidiary, American Gaming and Electronics, better known as AG&E, has entered into a sales representative, distribution and service agreement during the fourth quarter with FutureLogic, Inc. AG&E will be the exclusive distributor for FutureLogic gaming printer products in the upper Midwestern states, including Illinois, Indiana, Iowa, Wisconsin, Minnesota and Michigan, as well as a non-exclusive distributor in 14 states, including California, Nevada and Arizona. With a large installed base of customers, FutureLogic’s recognition of AG&E as one of the partners to represent their market leading products strongly endorses our position as a leading parts provider to the gaming industry. We look forward to a long and mutually beneficial collaboration.

During 2013 we continued to make progress in operating more efficiently with approximate annualized savings of $500,000 for the year related to the reconfiguration of our engineering department. However, that was partially offset by increased sales commissions and bonus payments related to the significant increase in VLT sales during the fourth quarter and the full year. Operating expenses as a percent of sales decreased to 14.9% in full year 2013 versus 17% in 2012. We are pleased with the improving efficiencies.

The dynamics in the Illinois VLT market remains essentially the same with the Illinois Gaming Board continuing to issue approximately 650 to 800 new licenses each quarter, to bars and other eligible establishments, give or take some minor variations from month to month. While we do not expect that the gaming board will meaningfully accelerate the issuance of licenses in the foreseeable future, with our newly updated VLT product we are ready to meet any level of demand should market conditions change.

We believe that our VLT market share in the state of Illinois remains at approximately 20 percent. Illinois will continue to be a very competitive market for VLTs. However, our extensive experience in the gaming industry and our reputation for high quality and exceptional customer service, positions us well to maintain our position in the market as the program becomes more fully implemented in Illinois. We have a great partnership with our VLT manufacturer, GTech, and we expect to continue to be one of the leading VLT providers in the state. GTech markets into Illinois under their brand name, Spielo.

Since the economic downturn commenced in 2008, casino operators have dramatically reduced spending on updating their gaming floors and upgrading their existing technology until they see that economic conditions are sustainably improved. While we have seen measurable improvement throughout the economy at large, we are not yet seeing increased CapEx spending by the casino industry. That continues to impact our customers and our business. We expect that as the economy continues to steadily improve, we will see the long overdue replacement cycle take hold. When the industry decides to forge ahead with increased capital expenditures, Wells-Gardner is very well positioned to benefit.

2014 Product Development Initiatives

It is our expectation that the efforts in our product development process over the past three years will begin to translate into sales in 2014. Progress continues to be made in the development of a new “Button Deck” product for one of our major gaming customers. We expect to generate initial revenue from this product in 2014.

With regards to the gaming machines industry, a transition is taking place to use 23 inch LCD screens in the new generation of machines. We are currently in the process of developing new 23 inch LCD screens for several of our gaming machine OEMs (original equipment manufacturers).

Also in development are new 42 inch and 55 inch LCD screens for the amusement game machines sector and digital signage. These new larger sizes will replace the older 26 inch and 32 inch designs used in amusement game machines in the past five to seven years.

In another exciting area of opportunity we are developing 27 inch LCD kits to replace both 26 inch CRTs and 26 inch LCDs in amusement game machines. The new 27 inch screens on which we are wrapping up development, will fit into a 26 inch cabinet and provide cost efficiencies to our customers. No other competitor that we are aware of is offering a replacement kit for this size, consequently, we expect additional sales in the amusement replacement market.

Balance Sheet and Financial Condition

The financial foundation of Wells-Gardner continues to be strong. We continue to run the company conservatively with an unceasing focus on managing expenses, paying down debt, and operating our business from internally generated cash flow. Our balance sheet continues to remain very strong. Our debt decreased $2.1 million to $1.6 million at December 31, 2013 from $3.7 million at December 31, 2012. Cash at December 31, 2013 was $464,000. The Company’s debt equity ratio was less than 10% at December 31, 2013 compared to 23% at December 31, 2012. It is worth noting that we had cash provided by operations of $1.8 million for the year ended December 31, 2013. We are easily in compliance with all bank covenants with Wells Fargo Bank as of December 31, 2013.

Gaming Industry Outlook

The major growth in the global gaming industry continues in Asia, particularly in Macau and Singapore. There is further growth in the Philippines and potential growth opportunities in Japan and Taiwan.

In the US, it appears that casino construction will begin to increase modestly in the next couple of years. The Commonwealth of Maryland has approved a casino and MGM will build that casino at National Harbor, which is a 300-acre multi-use waterfront development on the shores of the Potomac River in Prince George’s County just south of Washington, DC.

In Baltimore, the Horseshoe Casino is expected to open in 2014 as an urban two-story casino, and will be the second largest casino in Maryland with a 122,000 square foot gaming floor in the vicinity of the city's famed Inner Harbor.

New casino licenses have been granted in Massachusetts, which is expected to grant upwards of three new casino licenses during 2014, and in Mississippi where a number of licenses for new casinos have been granted.

In a peripheral VLT segment, Pennsylvania, Maryland, Minnesota and Ohio have approved paper-based lottery games for bars, taverns and fraternal organizations. While these are non-VLT games, it could represent an initial step forward in the future for VLTs to be adopted in other states.

Strategic Review

On December 4, 2013 the Board of Directors of Wells-Gardner Electronics Corporation authorized management to explore strategic alternatives. The Company has retained Innovation Capital, based in El Segundo, California, as its financial advisor to conduct a thorough review of the Company’s business and assets and to provide recommendations for consideration by the Wells-Gardner Board of Directors. There can be no assurance that this evaluation process will result in any transaction. Management will report the results of the strategic review at the conclusion of the process.

2014 Wells-Gardner Outlook

As it relates to our outlook 2014, based on our best estimates and information available at this time, we believe 2014 net sales will be in a range between $53 and $57 million, compared to $57.9 million in 2013, with the first quarter of 2014 expected to be the most challenging quarter of the year. We expect that demand for VLT units in 2014 will be comparable to that of 2013.

As always, we appreciate your support as we continue to navigate through the challenging economic environment in the gaming industry. We are committed to providing the highest quality products and customer service to our customers with the overarching objective to enhance the value of your investment in Wells-Gardner.

Sincerely,

Anthony Spier

Chairman and Chief Executive Officer

Wells-Gardner Electronics Corporation

March 3, 2014

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net sales increased $6.8 million or 13% to $57.9 million in 2013 compared to $51.1 million in 2012. Monitor sales decreased $8.4 million or 22% to $30.0 million in 2013 compared to $38.4 million in 2012 representing 52% of total sales in 2013 compared to 75% in 2012. The monitor decrease was due to monitor unit volume decreasing by 16% or 17,500 units to 92,000 units in 2013 compared to 109,500 units in 2012 and the average monitor selling price declining by 10%. VGT and Parts sales increased $15.2 million or 119% to $27.9 million in 2013 compared to $12.7 million in 2012 representing 48% of total sales in 2013 compared to 25% in 2012. The VGT and Parts increase was due almost entirely to much higher VGT sales.

Gross margin for 2013 increased $366,000 to $9.33 million or 16.1% of sales compared to $8.97 million or 17.5% of sales in 2012. Monitor gross margins declined by $1.79 million due to the significant unit volume decline and the average monitor selling price decline. The monitor gross margin declined to 15.2% of sales in 2013 from 16.5% of sales in 2012 primarily due to less overhead absorption resulting from the lower monitor unit volume and to higher inventory reserve and freight expense. VGT and Parts gross margins increased by $2.15 million primarily due to the higher VGT sales. The VGT and Parts gross margin declined to 17.1% of sales in 2013 from 20.6% of sales in 2012 due to the much lower VGT margin percentage compared to the much higher parts margin percentage.

Operating expenses decreased $53,000 to $8.63 million in 2013 compared to $8.68 million in 2012. Operating expenses decreased $447,000 in 2013 due to no Oracle expense in 2013 compared to 2012. As a result other operating expense increased $394,000 in 2013 compared to 2012. These 2013 increases were primarily due to higher compensation and sales commission expense partially offset by lower service expenses including lower legal, travel, consulting, recruiting, depreciation and occupancy expenses. The Company continues to place great emphasis on operating expense control.

Operating income was $710,000 in 2013 compared to operating income of $291,000 in 2012 primarily due to significantly higher sales with moderately higher gross margins and slightly lower operating expenses in 2013 compared to 2012.

Interest expense was $77,000 in 2013 compared to $113,000 in 2012 due to lower average debt balances. Other income & expense was a $10,000 credit in 2013 compared to a $1,000 credit in 2012.

Income tax benefit was $8,000 in 2013 compared to $15,000 expense in 2012. The Company has available a net operating loss carry forward of approximately $5.3 million as of December 31, 2013.

Net income was $651,000 in 2013 compared to net income of $164,000 in 2012. For 2013 basic and diluted earnings per share was $0.06 compared to basic and diluted earnings per share of $0.01 in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net sales increased $8.2 million or 19% to $51.1 million in 2012 compared to $42.9 million in 2011. Monitor sales increased $0.9 million or 2.4% to $38.4 million in 2012 compared to $37.5 million in 2011 representing 75% of total sales in 2012 compared to 87% in 2011. The monitor increase was due to monitor unit volume increasing by 14% or 13,500 units to 109,500 units in 2012 compared to 96,000 units in 2011 partially offset by the average monitor selling price declining by 10%. VGT and Parts sales increased $7.3 million or 136% to $12.7 million in 2012 compared to $5.4 million in 2011 representing 25% of total sales in 2012 compared to 13% in 2011. The VGT and Parts increase was primarily due to VGT sales starting the second half 2012. However parts sales also noticeably increased.

Gross margin for 2012 increased $977,000 million to $8.97 million or 17.5% of sales in 2012 compared to $7.99 million or 18.6% of sales in 2011. Monitor gross margins declined by $0.2 million despite higher sales primarily due the average monitor selling price and the standard margin declining. The monitor gross margin declined to 16.5% of sales in 2012 from 17.5% of sales in 2011 primarily due to the standard margin declining 1.3% of sales as overhead absorption actually improved by 0.3%. VGT and Parts gross margins increased by $1.2 million primarily due to the higher VGT sales. The VGT and Parts gross margin declined to 20.6% of sales in 2012 from 26.5% of sales in 2011 due to the much lower VGT margin percentage compared to the much higher parts margin percentage.

Operating expenses increased $540,000 to $8.68 million in 2012 compared to $8.14 million in 2011. Operating expenses increased $447,000 for the upgrading of Oracle in 2012, $263,000 to support the startup of VGT sales in Illinois, $237,000 to support additional engineering resources, $173,000 for sales commissions, and an $82,000 increase in other areas partially offset by a reduction of $662,000 in litigation expense from two lawsuits in 2011. The Company continues to place great emphasis on operating expense control.

Operating earnings were $291,000 in 2012 compared to a loss of $146,000 in 2011 due to higher sales with a slightly lower margin and higher operating expenses primarily due to the Oracle upgrade expense.

Interest expense was $113,000 in 2012 compared to $120,000 in 2011 due to slightly lower average debt balances. Other expense was a $1,000 credit in 2012 compared to zero in 2011.

Income tax expense was $15,000 in 2012 compared to a benefit of $294,000 in 2011 due to a significant reduction in the deferred tax valuation account in 2011. The reduction in the deferred tax valuation account is due to the Company believing it is more likely than not the Company will be sufficiently profitable in the next twelve to eighteen months to recognize the related tax benefit now. The Company has available a net operating loss carry forward of approximately $5.3 million as of December 31, 2012.

Net income was $164,000 in 2012 compared to net income of $28,000 in 2011. For 2012 basic and diluted earnings per share was $0.01 compared to basic and diluted earnings per share of $0.00 in 2011.

2014 Outlook

The Company anticipates sales in 2014 of between $53 million and $57 million compared to $57.9 million in 2013 with slightly less monitor sales due to lower average selling prices and slightly less VGT and Parts sales as the Illinois market matures. Total monitor sales are expected to be lower than normal in the first quarter due to a major customer shifting to vendor managed inventory where the Company maintains inventory near their production facility. The Company continues to develop proprietary gaming and amusement monitor product including button decks as well as signage product. We will continue to aggressively control other costs, interest expense and inventory levels.

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

On March 4, 2011, the Company amended the term of the credit agreement to August 21, 2014, the interest rate to LIBOR plus 375 basis points, and the minimum book net worth and minimum net earnings covenants were modified. On March 5, 2012, the Company amended the term of the credit agreement to August 21, 2015. The amendment included a waiver for the fourth quarter 2011 minimum book net worth and minimum net earnings covenants and eliminated the book net worth covenant for future periods. The financial covenants for the first three quarters 2012 were modified with the year end 2012 covenants remaining the same. The amendment also increased the year end minimum earnings covenant for 2013 and 2014, and raised the capital expenditure limit to $400,000 per year for 2013, 2014 and 2015.

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

An adverse change in interest rates during the time that this debt is outstanding would cause an increase in the amount of interest paid. The Company may pay down the loans at any time; however, monthly interest charges are not less than $5,000 per month to termination. All bank debt is due and payable on August 21, 2016. As of December 31, 2013, the Company had total outstanding bank debt of $1.6 million at an average interest rate of 3.0%. In addition, the Company pays $19,000 credit insurance on selected foreign receivables.

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

Inventory Obsolescence & Costing Methods

The Company uses a standard cost method to value inventory. Standard costs are reset periodically and are the expected cost of producing a good or service for the next four to six months. The standard cost method used approximates the lower of cost (first-in, first-out) or market within a reasonable allowance. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products. During 2013 the Company’s slow moving and obsolescence reserve increased $86,000 due to adjusting standards to FIFO.

Provision for Warranty

The Company offers certain warranties on its products and has a general provision for potential future charges incurred in connection with in-warranty repairs and services. This reserve is based on historical actual repairs.

Goodwill

The Company accounts for its goodwill resulting from the acquisition of American Gaming & Electronics in conformity with FASB ASC 350-20 Goodwill Subsequent Measurement. This ASC section requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2013 and 2012 by utilization of a discounted cash flow analysis. However, there is no certainty in future periods that the fair value of the reporting unit will exceed its carrying value.

Engineering Research & Development

Engineering research and development costs for the years ended December 31, 2013, 2012 and 2011 were approximately $1,791,000, $1,740,000, and $1,502,000, respectively, which were 3.1%, 3.4%, and 3.5% of annual sales, respectively.

Income Taxes & Valuation Allowance for Deferred Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The amount of deferred tax asset we recognize is based upon our expected income for the next twelve to eighteen months. We record a valuation allowance to reduce deferred tax assets to an amount for which the realization is more likely than not.

Contingencies

When applicable, the Company assesses its exposures to loss contingencies including legal and other matters and provides for an exposure if it is judged to be probable and estimable. If the actual loss from a contingency differs from management’s estimates, operating results could be impacted.

Liquidity & Capital Resources

Accounts receivable decreased to $7.5 million in 2013 compared to $8.7 million in 2012. This $1.2 million provision of cash is due to $0.6 million lower sales in the fourth quarter 2013 compared to the fourth quarter 2012 and lower days outstanding. Days sales in accounts receivable decreased to 50 days at year end 2013 compared to 55 days at year end 2012. Accounts receivable due from subcontractors decreased to $4.1 million in 2013 compared to $5.1 million in 2012, a $1.0 million provision of cash due to lower LCD panel and touch inventory at year end 2013 compared to 2012.

Inventory increased to $11.8 million in 2013 compared to $10.8 million in 2012. This $1.0 million use of cash was due to $1.5 million increase in monitor inventory to support our two largest customers partially offset by a $0.5 million reduction in VGT and Parts inventories. Days cost of sales in inventory increased to 95 days at year end 2013 compared to 84 days cost of sales at year end 2012.

Accounts payable decreased to $3.1 million in 2013 compared to $4.2 million in 2012, a $1.1 million use of cash to reduce days payable. Days payables outstanding decreased to 57 days at year end 2013 compared to 75 days at year end 2012. Accounts payable to subcontractors increased to $4.1 million in 2013 compared to $3.6 million in 2012, a $0.5 million provision of cash.

Prepaid expenses decreased $0.2 million and accrued expenses increased $0.4 million providing $0.6 million of cash flow for the twelve months.

The net of our 2013 earnings, depreciation and amortization, and other non cash adjustments to earnings resulted in a $0.6 million provision of cash in operations. The net of earnings and non cash adjustments plus the working capital changes noted above resulted in $1.8 million of cash being provided by operations.

Capital additions, primarily IT equipment, were $30,000 (net of disposals) of cash used by investing activities.

Long-term liabilities decreased to $1.6 million in 2013 compared to $3.7 million in 2012, which used $2.1 million of cash. Cash provided by sales of stock issued under the employee stock option plan and stock grants was minimal in 2013 and 2012. These two items resulted in $2.1 million of net cash used by financing activities. Cash at the beginning of the year was $0.8 million and at the end of the year was $0.5 million.

Shareholders’ equity was $16.57 million in 2013 compared to $15.83 million in 2012 or an increase of $0.74 million. This increase was attributed to the Company’s net earnings in 2013 and the stock grants and amortization of unearned compensation relating to the employee stock grant plan for 2013.

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

Contractual Obligations

The following table summarizes the Company’s contractual commitments as of December 31, 2013. The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

Payments Due In Year Ending December 31,
(in $000’s)	Total	2014		2015		2016	2017		Thereafter
Note Payable (Note 4)	$1,598	$	---	$	---	$1,598	$	---	$	---
Operating Leases (Note 11)	$1,555		$672		$652	$223		$8	$	---
	$3,153		$672		$652	$1,821		$8	$	---

Inflation

In 2013 and 2012, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS

As of December 31,

(in $000’s except for share information)

	2013	2012
ASSETS
Current Assets:
Cash	$464	$768
Accounts receivable, net of allowances of $162 in 2013 and $188 in 2012	7,481	8,678
Accounts receivable, subcontractor	4,062	5,093
Inventory	11,840	10,817
Current deferred tax asset, net	170	119
Prepaid expenses & other assets	650	855
Total current assets	$24,667	$26,330

Property, Plant & Equipment (at cost):
Leasehold improvements	558	558
Machinery, equipment & software	8,920	8,924
less: Accumulated depreciation & amortization	(9,318)	(9,225)
Property, plant & equipment, net	$160	257

Other Assets:
Deferred tax asset, net	327	350
Other long term receivable	231	49
Goodwill	1,329	1,329
Total other assets	$1,887	$1,728
Total Assets	$26,714	$28,315

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	3,058	4,167
Accounts payable, subcontractor	4,046	3,581
Accrued expenses	1,445	1,040
Total current liabilities	$8,549	$8,788

Long-Term Liabilities:
Note payable	1,598	3,701
Total long-term liabilities	$1,598	$3,701
Total Liabilities	$10,147	$12,489

Shareholders' Equity:
Common shares: $1 par value; 25,000,000 shares authorized;
11,700,286 shares issued and outstanding at December 31, 2013
11,666,898 shares issued and outstanding at December 31, 2012	11,700	11,667
Capital in excess of par value	5,157	5,131
Accumulated deficit	(73)	(725)
Unearned compensation	(217)	(247)
Total Shareholders' Equity	$16,567	$15,826
Total Liabilities & Shareholders’ Equity	$26,714	$28,315

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,

(in $000’s except for share & per share data)

	2013	2012	2011
Net sales	$57,916	$51,117	$42,894
Cost of sales	48,582	42,149	34,903
Gross margin	9,334	8,968	7,991
Engineering, selling & administrative	8,624	8,677	8,137
Operating earnings (loss)	710	291	(146)
Other expense (income):
Interest	77	113	120
Other (income)	(10)	(1)	0
Earnings (loss) before income tax	643	179	(266)
Income tax (benefit) expense	(8)	15	(294)
Net earnings	$651	$164	$28

Basic net earnings per common share	$0.06	$0.01	$0.00

Diluted net earnings per common share	$0.06	$0.01	$0.00

Basic common weighted shares outstanding	11,707,043	11,655,060	11,591,681
Diluted common weighted shares outstanding	11,707,887	11,658,246	11,598,536

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

(in $000’s)

	2013	2012	2011
Cash flows from operating activities:
Net earnings	$651	$164	$28
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	127	160	207
Bad debt recoveries	(32)	(33)	(18)
Amortization of unearned compensation	72	83	78
Increase in long term receivable	(182)	(49)	0
Deferred income tax	(28)	2	(294)
Changes in current assets & liabilities:
Accounts receivable, net	1,229	(2,282)	(1,584)
Inventory	(1,023)	(1,708)	(509)
Prepaid expenses & other	205	(345)	166
Accounts payable, net	(1,109)	3,382	(93)
Due to/from subcontractor	1,496	(1,067)	1,346
Accrued expenses	405	(260)	408
Net cash provided by (used in) operating activities	$1,811	$(1,953)	$(265)

Cash flows used in investing activities:
Additions to property, plant & equipment, net	(30)	(160)	(43)
Net cash used in investing activities	$(30)	$(160)	$(43)

Cash flows from financing activities:
(Repayments) Borrowings from note payable	(2,103)	2,642	494
Proceeds from stock issued & options exercised	18	18	6
Net cash (used in) provided by financing activities	$(2,085)	$2,660	$500

Net (decrease) increase in cash	(304)	547	192
Cash at beginning of year	768	221	29
Cash at end of year	$464	$768	$221

Supplemental cash flows disclosure:
Income taxes paid	$2	$11	$6
Interest paid	$77	$113	$120

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in $000’s)

		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders'
	Shares	Par Value	Deficit	Compensation	Equity
December 31, 2010	$10,988	$5,515	$(916)	$(137)	$15,449

Net earnings			28		28
Stock dividend issued	552	(552)			0
Issuance / forfeiture of stock awards (net)	50	86		(136)	0
Stock options exercised	4	2			6
Amortization of unearned compensation				78	78
December 31, 2011	$11,594	$5,051	$(889)	$(195)	$15,561

Net earnings			164		164
Issuance / forfeiture of stock awards (net)	61	74		(135)	0
Stock options exercised	11	7			18
Amortization of unearned compensation				83	83
December 31, 2012	$11,666	$5,132	$(724)	$(247)	$15,826

Net earnings			651		651
Issuance / forfeiture of stock awards (net)	22	19		(54)	(13)
Stock options exercised	11	7			18
Amortization of unearned compensation				85	85
December 31, 2013	$11,700	$5,157	$(73)	$(217)	$16,567

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

Property, Plant & Equipment

Property, plant and equipment are stated at cost and are depreciated and amortized for financial reporting purposes over the estimated useful lives on a straight-line basis as follows: machinery & equipment - five to fifteen years and leasehold improvements - shorter of lease term or estimated useful life. Capitalized software costs are amortized on a straight-line basis over the expected economic life of the software of three to seven years.

Goodwill

The Company accounts for its goodwill resulting from its purchase of American Gaming and Electronics, Inc. in conformity with GAAP USA. GAAP USA requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter. The Company determined that there was no impairment of goodwill in 2013 and 2012 by utilization of a discounted cash flow analysis.

Engineering Research & Development

Engineering research and development costs for the years ended December 31, 2013, 2012 and 2011 were approximately $1,791,000, $1,740,000, and $1,502,000, respectively, which were 3.1%, 3.4%, and 3.5% of annual sales, respectively. These costs are recorded in engineering, selling & administrative expenses on the consolidated statement of operations.

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

Earnings Per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding whereas diluted earnings per share includes the dilutive effect of unexercised common stock options and warrants. Potentially dilutive securities are excluded from diluted earnings per share calculations for periods with a net loss. For all periods reported, earnings per share have been retroactively restated to reflect the stock dividends issued in 2011.

Stock Based Compensation

At December 31, 2013, the Company has two stock-based compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of GAAP USA.

Reclassifications

Certain amounts in previously issued financial statements and financial statement footnotes have been reclassified to conform to the current year’s presentation.

Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued.

Recently Issued Accounting Pronouncements

None.

Note 3. INVENTORY

Net inventory, which includes a valuation reserve of $1,463, $1,377 and $1,557 in 2013, 2012 and 2011, respectively, consisted of the following components:

	December 31,
(in $000's)	2013	2012	2011
Raw materials	$3,009	$2,662	$2,815
Intransit finished goods	$2,291	$950	$1,379
Finished goods	$6,540	$7,205	$4,915
Total	$11,840	$10,817	$9,109

Note 4. DEBT

On March 08, 2013, the Company signed an amendment to extend the term of the credit agreement with Wells Fargo Bank one year to August 21, 2016. The total credit line of $12 million and the annual maintenance fees remained the same while the interest rate was lowered to Libor plus 275 basis points. Substantially all assets of the Company are secured as collateral for this credit facility and the Company must maintain certain financial covenants including minimum net earnings, maximum capital expenditures and maximum compensation increases. The amendment decreased the year end minimum earnings covenant to $200,000 for 2013 and all future years. The amendment also includes provisions to allow permitted acquisitions and permitted redemptions of Company stock up to $1,250,000 as long as the Company has excess availability of $2,500,000 both before and after the completion of permitted acquisitions and permitted redemptions. At December 31, 2013 and 2012, the Company had total outstanding bank debt of $1.6 million and $3.7 million, respectively, at a combined average interest rate of 3.0% and 4.125%, respectively. As of December 31, 2013 the Company had availability of $7.1 million in addition to the $1.6 million outstanding. Availability is 85% of eligible accounts receivable and 55% of eligible inventory less outstanding debt.

Note 5. STOCK PLANS

The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 2,155,028 common shares.

Stock Options

Under the Incentive Stock Option Plan, which expired in 2008, options were available to be awarded. No options have been awarded since 2004. At December 31, 2013, there are 7,573 options outstanding that are fully vested and exercisable, with a weighted average exercise price of $2.62, and aggregate intrinsic value of $0. The options expire in April 2014.

Restricted Shares

All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000 and amended in 2009. The employees will earn the restricted shares in exchange for services to be provided to the Company over a three year or five-year vesting period. The fair value of restricted shares is based on the market price on the grant date. In 2013 and 2012, the Company granted 64,000 and 61,000 restricted shares, respectively, with weighted average grant date fair values of $1.99 and $2.21, respectively. The compensation cost related to the stock awards is expensed on a straight-line basis over the vesting period. The Company recorded $72,000, $83,000 and $78,000 in related net compensation expense for the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, 147,130 restricted shares are outstanding on a dividend adjusted basis. Total unrecognized compensation cost related to unvested stock awards is approximately $217,000 and is expected to be recognized over a weighted average period of 3 years.

The following table summarizes information regarding restricted share activity for the twelve months ending December 31, 2013:

		Weighted average
		Grant Date
	Shares	Fair Value
Unvested at December 31, 2012	171,246	$2.14
Granted	64,000	$1.99
Vested	(46,146)	$1.94
Forfeited	(41,970)	$2.05
Unvested, December 31, 2013	147,130	$2.16

Note 6. ACCRUED EXPENSES

Accrued expenses consisted of the following items:

	December 31,
(in $000's)	2013	2012
Payroll & related costs	$418	$92
Sales commissions	$167	$139
Ocean Freight	$150	$180
Sales Tax	$125	$163
Warranty	$71	$71
Other accrued expenses	$514	$395
Total	$1,445	$1,040

Warranty provision roll forward:

	Year Ended December 31,
Warranty provision:	2013	2012
Beginning Balance	$71	$87
Additions	$120	$127
Payments	$(120)	$(143)
Balance at end of year	$71	$71

Note 7. OPERATING SEGMENTS AND SIGNIFICANT CUSTOMERS

The Company has two reportable segments derived from the different characteristics of our major product lines: Monitors and VGT & Parts. Net sales and gross margin for each segment are provided below. The accounting policies of the segments are the same as those described in the Note 1 of the Notes to the Consolidated Financial Statements.

The Company does not rely on any segment asset allocations and the Company does not consider them meaningful because of the shared nature of our facilities; however, we have estimated the segment asset allocations below for those assets for which we can reasonably determine. The unallocated asset category is the remainder of our total assets. The asset allocation is estimated and is not a measure used by our chief operating decision maker about allocating resources to the operating segments.

Assets	December 31,
(in $000's)	2013	2012
Monitor Segment	$5,678	$4,453
VGT and Parts Segment	$6,161	$6,364
Unallocated Assets	$14,875	$17,498
Total	$26,714	$28,315

Segment Income Statement (in $000’s)	2013	2012	2011
Monitor Segment Sales	$29,972	$38,377	$37,487
VGT & Parts Segment Sales	27,944	12,740	5,407
Total Sales	$57,916	$51,117	$42,894

Monitor Segment Gross Margin	4,564	6,342	6,556
VGT & Parts Segment Gross Margin	4,770	2,626	1,435
Total gross margin	$9,334	$8,968	$7,991

Operating expenses	8,624	8,677	8,137
Operating earnings (loss)	$710	$291	$(146)
Total other expense, net	67	112	120
Earnings (loss) before income tax	$643	$179	$(266)
Income tax (benefit) expense	(8)	15	(294)
Net earnings	$651	$164	$28

The Company’s largest customer accounted for 18%, 26% and 12% of total revenues in 2013, 2012 and 2011, respectively, and 5% and 15% of total accounts receivable as of December 31, 2013 and December 31, 2012, respectively. The second largest customer accounted for 8%, 3% and 0% of the total revenue in 2013, 2012 and 2011 respectively, and 10% and 4% of the total accounts receivable as of December 31, 2013 and December 31, 2012 respectively. The third largest customer accounted for 8%, 9% and 16% of the total revenue in 2013, 2012 and 2011, respectively, and 13% and 12% of the total accounts receivable as of December 31, 2013 and December 31, 2012, respectively. The fourth largest customer accounted for 6%, 10% and 14% of total revenue in 2013, 2012 and 2011, respectively and 3% and 4% of the total accounts receivable as of December 31, 2013 and December 2012 respectively. The next largest customer accounted for 6%, 13% and 22% of the total revenue in 2013, 2012 and 2011, respectively, and 10% and 22% of the total accounts receivable as of December 31, 2013 and December 2012, respectively. No other customer accounted for more than 10% of sales in 2013, 2012 or 2011.

Note 8. INCOME TAXES

The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000's)	2013	2012	2011
Computed expected tax expense (benefit)	$219	$61	$(91)
State income tax expense, net of Federal tax effect	$30	$11	$(17)
Other, net (primarily change in prior estimates)	$(32)	$112	$(39)
Change in valuation allowance (regarding current year activity)	$(225)	$(169)	$(147)
Income Tax (Benefit) Expense	$(8)	$15	$(294)

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:

	December 31:
(in $000's)	2013	2012	2011
Deferred tax assets:
Allowance for doubtful accounts	$57	$70	$83
Warranty provision	$29	$28	$35
Inventory reserve	$589	$554	$627
Property, plant, equipment and software, principally depreciation	$139	$128	$126
Net operating loss carry forwards	$2,345	$2,402	$2,504
Alternative minimum tax credit carry forwards	$148	$136	$136
Other	$7	$107	$85
Total gross deferred tax assets	$3,314	$3,425	$3,596
Less valuation allowance	$(2,303)	$(2,528)	$(2,697)
Total deferred tax assets	$1,011	$897	$899
Deferred tax liabilities:
Goodwill	$514	$428	$428
Total deferred tax liabilities	$514	$428	$428
Net deferred taxes	$497	$469	$471

An income tax valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has historically provided a partial valuation allowance on its net deferred tax benefits. However, the Company reduced the valuation allowance by $225,000 and $169,000 in the 2013 and 2012 years, respectively, and increased the valuation allowance by $147,000 in 2011 in order to recognize the portion of deferred tax assets expected to be realized in the near future. As of December 31, 2013, the Company has net operating loss carry forwards for Federal income tax purposes of approximately $5,270,000, which are available to offset future Federal taxable income, if any, that begin to expire in 2021. The Company also has a net operating loss carry forward for Illinois state income tax purposes of approximately $5,823,000 as of December 31, 2013. The Company also has alternative minimum tax credit carry forwards of approximately $148,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. No unrecognized tax benefits are set to expire in the next twelve months that may have an impact upon the Company’s effective tax rate.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The tax years 2010, 2011, 2012 and 2013 remain open to examinations. Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. During the twelve months ended December 31, 2013, the Company did not recognize expense for interest or penalties related to income tax, and does not have any amounts accrued at December 31, 2013, as the Company does not believe it has taken any uncertain tax positions.

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

(in $000's except for per share data)	2013	2012	2011
Basic earnings per common share:
Net earnings	$651	$164	$28

Weighted-average common shares outstanding	11,707	11,655	11,592

Basic net earnings per common share	$0.06	$0.01	$0.00

Diluted earnings per common share:
Net earnings	$651	$164	$28

Weighted-average common shares outstanding	11,707	11,655	11,592
Add: Effect of dilutive stock options	1	3	7
Adjusted weighted-average common shares outstanding	11,708	11,658	11,599

Diluted net earnings per common share	$0.06	$0.01	$0.00

For the year ended December 31, 2013, 2012 and 2011, there were 7,573, 7,573 and 7,573 options, respectively, which were anti-dilutive and excluded from the diluted earnings per share calculation.

Note 10. RELATED PARTY

The Company engages a law firm to provide legal services to the Company which employed as a Partner a family member of the Company’s President and Chief Executive Officer. Total fees paid to this firm were approximately $55,000, $136,000 and $382,000 in 2013, 2012 and 2011, respectively. The amount due to the firm included in accounts payable was $0 as of December 31, 2013 and 2012, respectively.

Note 11. LEASE COMMITMENTS

The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2017. The future minimum lease payments required under operating leases are as follows:

Years ending December 31	(in $000's)
2014	$671
2015	$651
2016	$223
2017	$4
$1,549

Rent expense related to operating leases was approximately $716,000, $718,000 and $758,000 during the years ended December 31, 2013, 2012 and 2011, respectively.

Note 12. UNAUDITED QUARTERLY FINANCIAL DATA

Selected quarterly data for 2013 and 2012 are as follows:

	2013
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$18,031	$14,075	$12,246	$13,563
Gross margin	$2,960	$2,256	$1,936	$2,182
Net earnings (loss)	$549	$31	$(40)	$111
Basic net earnings (loss) per share	$0.05	$0.00	$(0.00)	$0.01
Diluted net earnings (loss) per share	$0.05	$0.00	$(0.00)	$0.01

	2012
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$12,343	$12,843	$11,727	$14,205
Gross margin	$2,185	$2,302	$2,049	$2,432
Net earnings	$202	$(126)	$(235)	$323
Basic net earnings per share	$0.02	$(0.01)	$(0.02)	$0.03
Diluted net earnings per share	$0.02	$(0.01)	$(0.02)	$0.03

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of

Wells-Gardner Electronics Corporation and Subsidiary

McCook, Illinois

We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2011 of Wells-Gardner Electronics Corporation and Subsidiary. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of Wells-Gardner Electronics Corporation and Subsidiary for the year then ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Blackman Kallick, LLP

Chicago, Illinois

March 8, 2012

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of

Wells-Gardner Electronics Corporation and Subsidiary

McCook, Illinois

We have audited the accompanying consolidated balance sheets of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells-Gardner Electronics Corporation and Subsidiary as of December 31, 2013 and 2012 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Chicago, Illinois

March 13, 2014

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Anthony Spier Chairman, President & Chief Executive Officer	Anthony Spier Chairman, President & Chief Executive Officer

Marshall L. Burman Retired Partner Edwards Wildman Palmer LLP	James F. Brace Executive Vice President, Secretary, Treasurer & Chief Financial Officer

Merle H. Banta Chairman & Chief Executive Officer BHH Management, Inc

Frank R. Martin Attorney Righeimer, Martin & Cinquino, P.C.

CORPORATE INFORMATION

ANNUAL MEETING	BANKER
The Annual Meeting of Shareholders will take place at 10:00 a.m. on Tuesday, May 13, 2014 at the corporate offices of the Company.	Wells Fargo Bank N.A. Chicago, Illinois

FORM 10-K	AUDITOR

A copy of the Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission, is available with- out charge upon written request to James F. Brace at the corporate offices of the Company.

Plante Moran, PLLC Chicago, Illinois

TRANSFER AGENT	COUNSEL
Broadridge Corporate Issuer Solutions, Inc. PO Box 1342 Brentwood, NY 11717 Phone: 877-830-4936 Fax: 215-553-5402 E-mail: shareholder@broadridge.com	Gould & Ratner, LLP Chicago, Illinois