Form 10-K, Exhibit 13
period 2014-12-31
AG&E HOLDINGS INC.
filed 2015-03-23
CIK 105608

Exhibit 13

COMMON SHARE MARKET PRICE

The Company's common shares are traded on the NYSE Mkt Stock Exchange under the symbol WGA.

On December 31, 2014, there were approximately 541 holders of record of the common shares.

High and low prices for the last two years were:

	2014 Prices		2013 Prices
	High	Low	High	Low
Quarter ended:
March 31	$1.99	$1.64	$2.14	$1.78
June 30	$1.99	$1.21	$2.43	$1.68
September 30	$1.49	$1.11	$2.05	$1.58
December 31	$1.34	$0.63	$1.93	$1.51

2014 President’s Report

TO OUR SHAREHOLDERS, CUSTOMERS, SUPPLIERS & EMPLOYEES:

The concept of “change” is the best characterization for your Company in 2014. During the year the Company sold our LCD (liquid crystal display) business, which included the “Wells-Gardner” name and we became AG&E Holdings, Inc. Strategically located in Las Vegas, New Jersey, Florida and Illinois, we are one of the largest suppliers of gaming parts and electronic components in the country. AG&E Holdings has an international distribution channel that reaches the Caribbean & Puerto Rico, Canada and Asia. The Company has major distribution relationships with industry leading OEMs (original equipment manufacturers) and we provide repair service for all types of monitors, bill validators and numerous other gaming related hardware.

With our focus trained strictly on our parts distribution business, we are working aggressively to expand AG&E Parts into new markets in the U.S. including Arizona, New Mexico, Oklahoma and Washington state.

For full year 2014 AG&E Holdings revenue totaled $21.9 million versus $28.2 million in 2013. The maturing VLT business in Illinois and the sale of the LCD business are the primary reasons for the decline in revenue. The Company reported a net loss for the full year of $5.5 million, or ($0.47) per diluted share, which included the $5.8 million loss recorded for the sale of the LCD business. In full year 2013 the Company reported revenue of $28.2 million and net income of $651,000, or $0.06 per diluted share, which included income from discontinued operations of $1.4 million. With the sale of the LCD business we are working diligently on “right-sizing” our business by cutting operating expenses and public company costs where possible, and working to gain an operating advantage from reduced general and administrative expenses due to lower employee compensation and benefits costs.

As you know, management and the Board of Directors has been engaged in a thorough strategic review of the business with the goal of enhancing shareholder value. The sale of the LCD business was a result of the strategic review. I would like to make clear that our strategic review process continues in full force. Working in conjunction with our financial advisor, Innovation Capital, we continue to consider all reasonable options to enhance value for our shareholders.

As we look to the future, I believe there are three viable scenarios that could shape the future of the Company.

1.

We could participate in a reverse merger with a privately-held gaming company seeking the benefits of public company status to provide, among other things, an active market and liquidity for its shareholders;

2.	We could sell the AG&E Parts distribution business to a company looking to achieve scale and broaden their geographic footprint and acquire a roster of potential new customers; or
3.	We could make an acquisition to expand our business.

We are actively considering all of these scenarios in our deliberations with Innovation Capital. Our goal is to generate an outcome that enhances the value of the Company and, more importantly, benefits our shareholders.

Meanwhile, we continue to grow our cash balance as we monetize our assets, in particular our VGT inventory and receivables.

We finished the year with $6.9 million in cash, having received an additional $1.6 million in proceeds from the LCD unit sale in the fourth quarter, and we carry no long-term debt. We also have an asset in the form of net operating loss carry-forward of approximately $10 million. I believe that as we continue to “right-size” the business we are well positioned to continue to operate as an independent company or to be a meaningful partner in an acquisition transaction. We look forward to 2015 with great anticipation.

Sincerely,

Anthony Spier

Chairman and Chief Executive Officer

Wells-Gardner Electronics Corporation

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Founded in 1925 as an Illinois corporation, the Company has been a global distributor and manufacturer of liquid crystal display (LCD) video monitors and other related parts for a variety of markets including, but not limited to, gaming machine manufacturers, coin-operated video game manufacturers and other display integrators.

On September 12, 2014, however, the Company sold its LCD monitor business operations and changed its name to AG&E Holdings Inc.

The Company retained its distribution operations, which operate under the American Gaming & Electronics (“AG&E”) name. The AG&E distribution operations consist of parts, repair and service, and replacement monitor distribution to casinos throughout the United States and Video Gaming Terminals distribution in Illinois.

Going forward, the continuing operations portion of our financial statements will reflect only the AG&E distribution operations plus public company and other corporate expenses. The Company’s prior LCD monitor business operations will be shown as discontinued operations.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net sales from continuing operations decreased $6.3 million or 22% to $21.9 million in 2014 compared to $28.2 million in 2013. Parts sales increased slightly while video gaming terminal (VGT) sales declined by 31% compared to prior year due to the slowdown in the Illinois VGT market.

Gross margin for 2014 decreased $575,000 to $4.3 million or 19.4% of sales compared to $4.8 million or 17.1% of sales in 2013. Gross margins decreased by $885,000 primarily due to the lower VGT sales. Although margin dollars are down due to reduced volume, the gross margin percentage increased to 19.4% of sales in 2014 from 17.1% of sales in 2013 due to the lower VGT margin percentage compared to the much higher parts margin percentage.

Operating expenses decreased $740,000 to $4.8 million in 2014 compared to $5.6 million in 2013. These 2014 decreases were primarily due to lower administrative expenses due to the sale of the LCD business including occupancy, IT network and accounting services. As well, bonus expenses were lower by $190,000 compared to prior year. The Company continues to place great emphasis on operating expense control.

Operating loss before goodwill impairment was a loss of $567,000 in 2014 compared to a loss of $732,000 in 2013.

In 2014, the Company reviewed its future projections for the AG&E distribution operations. It appears that the City of Chicago will not approve VGTs for the foreseeable future and that no new states will be added until at least the second half of 2016 or sometime in 2017. AG&E also has higher operating expense, since it will be absorbing all the public company and other corporate expense previously charged to its discontinued operations. As a result, the Company determined that the AG&E goodwill was impaired which resulted in a charge of $1.3 million.

Operating loss from continuing operations was $1.9 million in 2014 compared to an operating loss of $732,000 in 2013 primarily due to the goodwill impairment.

Interest expense was $29,000 in 2014 compared to $77,000 in 2013 due to cancelling the line of credit on October 30, 2014. Other income & expense was an $18,000 credit in 2014 compared to a $10,000 credit in 2013.

Income tax expense was $539,000 in 2014 compared to a benefit of $8,000 in 2013. The large income tax expense increase was due to an increase in the deferred tax valuation allowance resulting from the Company determining its future profit would not support the deferred tax asset of $497,000. The Company has available a net operating loss carry forward of approximately $9.8 million as of December 31, 2014.

Net loss from continuing operations was $2.4 million in 2014 compared to a net loss of $791,000 in 2013. For 2014 basic and diluted loss per share was $0.21 compared to basic and diluted loss per share of $0.06 in 2013.

The loss from discontinued operations for 2014 was $3.1 million which included a loss on the sale of the assets of $2.1 million compared to a profit in 2013 of $1.4 million.

Net loss including discontinued operations was $5.5 million in 2014 compared to net income of $651,000 in 2013. For 2014 basic and diluted loss per share was $0.47 compared to basic and diluted earnings per share of $0.06 in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net sales increased $15.0 million or 114% to $28.2 million in 2013 compared to $13.2 million in 2012. The increase was due almost entirely to much higher VGT sales.

Gross margin for 2013 increased $2.0 million to $4.8 million or 17.1% of sales compared to $2.8 million or 21.1% of sales in 2012. Gross margins increased primarily due to the higher VGT sales. The gross margin percentage declined due to the much lower VGT margin percentage compared to the much higher parts margin percentage.

Operating expenses decreased $264,000 to $5.6 million in 2013 compared to $5.8 million in 2012. Operating expenses decreased $447,000 in 2013 due to no Oracle expense in 2013 compared to 2012. As a result other operating expense increased $183,000 in 2013 compared to 2012. These 2013 increases were primarily due to higher compensation and sales commission expense partially offset by lower service expenses including lower legal, travel, consulting, recruiting, depreciation and occupancy expenses.

Operating loss from continuing operations was $732,000 in 2013 compared to an operating loss of $3.0 million in 2012 primarily due to significantly higher sales with moderately higher gross margins and slightly lower operating expenses in 2013 compared to 2012.

Interest expense was $77,000 in 2013 compared to $113,000 in 2012 due to lower average debt balances. Other income & expense was a $10,000 credit in 2013 compared to a $1,000 credit in 2012.

Income tax benefit was $8,000 in 2013 compared to $15,000 expense in 2012. The Company has available a net operating loss carry forward of approximately $5.3 million as of December 31, 2013.

Net loss from continuing operations was $791,000 in 2013 compared to a net loss of $3.2 million in 2012. For 2013 basic and diluted loss per share was $0.06 compared to basic and diluted loss per share of $0.27 in 2012.

Earnings from discontinued operations for 2013 were $1.4 million compared to earnings in 2012 of $3.3 million.

Net earnings including discontinued operations was $651,000 in 2013 compared to net income of $164,000 in 2012. For 2013 basic and diluted loss per share was $0.06 compared to basic and diluted earnings per share of $0.01 in 2012.

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

Inventory Obsolescence & Costing Methods

The Company uses an average cost method to value inventory. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.

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

Liquidity & Capital Resources

For continuing operations, accounts receivable decreased to $2.0 million in 2014 compared to $4.6 million in 2013. Days sales in accounts receivable increased to 75 days at year end 2013 compared to 50 days at year end 2013.

Inventory increased to $4.1 million in 2014 compared to $3.9 million in 2013. Days cost of sales in inventory decreased to 49 days at year end 2014 compared to 95 days cost of sales at year end 2013.

Accounts payable decreased to $783,000 in 2014 compared to $2.6 million in 2013, a $1.9 million use of cash to due to the payment of VGT inventory invoices earlier in the year. Days payables outstanding decreased to 9 days at year end 2014 compared to 57 days at year end 2013.

Prepaid expenses increased $61,000 and accrued expenses increased $313,000 providing $252,000 of cash flow for the twelve months.

Discontinued operating activities provided $0.4 million of cash.

The net of our 2014 loss, depreciation and amortization, and other non cash adjustments to earnings resulted in a $0.4 million use of cash in operations. The net of earnings and non cash adjustments plus the working capital changes noted above resulted in $0.9 million of cash being provided by operations.

Cash provided by the sales of discontinued operations was $7.1 million, which was slightly offset by capital additions, primarily IT equipment, use of cash of $26,000 (net of disposals). This resulted in a provision of cash by investing activities of $7.1 million.

Long-term liabilities decreased to $0 in 2014 compared to $1.6 million in 2013 due to the cancellation of the line of credit, which used $1.6 million of cash. Cash provided by sales of stock issued under the employee stock option plan and stock grants was minimal in 2014 and 2013. These two items resulted in $1.6 million of net cash used by financing activities. Cash at the beginning of the year was $0.5 million and at the end of the year was $6.9 million.

Shareholders’ equity was $11.1 million in 2014 compared to $16.6 million in 2013 or a decrease of $5.5 million. This decrease was attributed to the Company’s net earnings in 2014 and the stock grants and amortization of unearned compensation relating to the employee stock grant plan for 2014.

Contractual Obligations

The following table summarizes the Company’s contractual commitments as of December 31, 2014. The commitments are discussed in the indicated notes to the Company’s consolidated financial statements:

Payments Due In Year Ending December 31,

(in $000’s)	Total	2015	2016	2017	2017	Thereafter
Operating Leases (Note 11)	$931	$673	$232	$22	$4	$	---
	$931	$673	$232	$22	$4	$	---

Inflation

In 2014 and 2013, inflation has not had a material effect on the Company’s results of operations.

CONSOLIDATED BALANCE SHEETS

As of December 31,

(in $000’s except for share information)

	2014	2013
ASSETS
Current Assets:
Cash	$6,859	$464
Accounts receivable, net of allowances of $110 in 2014 and $162 in 2013	2,019	7,481
Accounts receivable, subcontractor	0	4,062
Inventory	4,079	11,840
Current deferred tax asset, net	0	170
Prepaid expenses & other assets	432	650
Total current assets	$13,389	$24,667

Property, Plant & Equipment (at cost):
Leasehold improvements	550	558
Machinery, equipment & software	2,863	8,920
less: Accumulated depreciation & amortization	(3,344)	(9,318)
Property, plant & equipment, net	$69	160

Other Assets:
Deferred tax asset, net	0	327
Other long term receivable	96	231
Goodwill	0	1,329
Total other assets	$96	$1,887
Total Assets	$13,554	$26,714

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	783	3,058
Accounts payable, subcontractor	0	4,046
Accrued expenses	1,687	1,445
Total current liabilities	$2,470	$8,549

Long-Term Liabilities:
Note payable	0	1,598
Total long-term liabilities	$0	$1,598
Total Liabilities	$2,470	$10,147

Shareholders' Equity:
Common shares:
$1 par value; 25,000,000 shares authorized; 11,680,395 shares issued and outstanding at December 31, 2014 11,700,286 shares issued and outstanding at December 31, 2013	11,680	11,700
Capital in excess of par value	5,118	5,157
Accumulated deficit	(5,580)	(73)
Unearned compensation	(134)	(217)
Total Shareholders' Equity	$11,084	$16,567
Total Liabilities & Shareholders’ Equity	$13,554	$26,714

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,

(in $000’s except for share & per share data)

	2014	2013	2012
Net sales	$21,924	$28,227	$13,180
Cost of sales	17,672	23,400	10,396
Gross margin	4,252	4,827	2,784
Engineering, selling & administrative	4,819	5,559	5,823
Goodwill impairment	1,329	0	0
Operating loss	(1,896)	(732)	(3,039)
Other expense (income):
Interest	29	77	113
Other income	(18)	(10)	(1)
Loss before income tax	(1,907)	(799)	(3,151)
Income tax expense (benefit)	539	(8)	15
Net loss from continuing operations	$(2,446)	$(791)	$(3,166)
Discontinued operations:
(Loss) earnings from discontinued operations	(916)	1,442	3,330
Loss on sale of assets	(2,145)	0	0
Discontinued operations, net of income taxes	(3,061)	1,442	3,330
Net (loss) income	$(5,507)	$651	164

Basic and Diluted net earnings per common share
Continuing operations	$(0.21)	$(0.06)	$(0.27)
Discontinued operations	$(0.26)	$0.12	$0.28
Net (loss) income per share	$(0.47)	$0.06	$0.01

Basic common weighted shares outstanding	11,738,867	11,707,043	11,655,060
Diluted common weighted shares outstanding	11,738,867	11,707,887	11,658,246

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in $000’s)

		Capital In			Total
	Common	Excess Of	Accumulated	Unearned	Shareholders'
	Shares	Par Value	Deficit	Compensation	Equity
December 31, 2011	$11,594	$5,051	$(889)	$(195)	$15,561

Net earnings			164		164
Issuance / forfeiture of stock awards (net)	61	74		(135)	0
Stock options exercised	11	7			18
Amortization of unearned compensation				83	83
December 31, 2012	$11,666	$5,132	$(725)	$(247)	$15,826

Net earnings			651		651
Issuance / forfeiture of stock awards (net)	22	19		(54)	(13)
Stock options exercised	11	7			18
Amortization of unearned compensation				85	85
December 31, 2013	$11,699	$5,158	$(74)	$(216)	$16,567

Net earnings			(5,507)		(5,507)
Issuance / forfeiture of stock awards (net)	(20)	(39)		(6)	(65)
Amortization of unearned compensation				89	89
December 31, 2014	$11,679	$5,119	$(5,581)	$(133)	$11,084

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

(in $000’s)

	2014	2013	2012
Cash flows from operating activities:
Net (loss) earnings	$(5,507)	$651	$164
Net (loss) earnings from discontinued operations	(3,061)	1,442	3,330
Net loss from continuing operations	$(2,446)	$(791)	$(3,166)

Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	49	127	160
Bad debt recoveries	(20)	(32)	(33)
Amortization of unearned compensation	9	72	83
Goodwill impairment	1,329	0	0
Loss on sale of fixed assets	7	0	0
Increase in long term receivable	135	(182)	(49)
Deferred income tax	497	(28)	2
Changes in current assets & liabilities:
Accounts receivable, net	2,635	(1,607)	(2,249)
Inventory	(130)	511	(3,896)
Prepaid expenses & other	(61)	107	(74)
Accounts payable, net	(1,860)	(853)	3,112
Accrued expenses	313	405	(244)
Discontinued operations:
Net cash provided by discontinued operating activities	416	4,082	4,401
Net cash provided by (used in) operating activities	$873	$1,811	$(1,953)

Cash flows provided by (used in) investing activities:
Proceeds from sale of discontinued operations	7,146	0	0
Additions to property, plant & equipment, net	(26)	(30)	(160)
Net cash provided by (used in) investing activities	$7,120	$(30)	$(160)

Cash flows from financing activities:
(Repayments) Borrowings from note payable	(1,598)	(2,103)	2,642
Proceeds from stock issued & options exercised	0	18	18
Net cash (used in) provided by financing activities	$(1,598)	$(2,085)	$2,660

Net increase (decrease) in cash	6,395	(304)	547
Cash at beginning of year	464	768	221
Cash at end of year	$6,859	$464	$768

Supplemental cash flows disclosure:
Income taxes paid	$0	$2	$11
Interest paid	$30	$77	$113

See accompanying notes to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. DESCRIPTION OF THE BUSINESS

Founded in 1925 as an Illinois corporation, the Company has been a global distributor and manufacturer of liquid crystal display (LCD) video monitors and other related parts for a variety of markets including, but not limited to, gaming machine manufacturers, coin-operated video game manufacturers and other display integrators.

On September 12, 2014, however, the Company sold its LCD monitor business operations and changed its name to AG&E Holdings Inc.

The Company retained its distribution operations, which operate under the American Gaming & Electronics (“AG&E”) name. The AG&E distribution operations consist of parts, repair and service, and replacement monitor distribution to casinos throughout the United States and Video Gaming Terminals distribution in Illinois.

Going forward, the continuing operations portion of our financial statements will reflect only the AG&E distribution operations plus public company and other corporate expenses. The Company’s prior LCD monitor business operations will be shown as discontinued operations.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements of the Company include the accounts of AG&E Holdings Inc. and its wholly-owned subsidiary, American Gaming & Electronics, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Inventory Obsolescence & Costing Methods

The Company uses an average cost method to value inventory. The Company provides an allowance for estimated obsolete or excess inventory based on assumptions about future demands for its products.

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

Goodwill

The Company accounts for its goodwill resulting from its purchase of American Gaming and Electronics, Inc. in conformity with GAAP USA. GAAP USA requires that goodwill not be amortized, but instead be tested for impairment at least annually, which the Company does annually in the fourth quarter or more often if circumstances warrant. The Company determined that there was no impairment of goodwill in 2013 by utilization of a discounted cash flow analysis. The Company reviewed its future projections for the AG&E distribution operations at the end of the third quarter 2014. It appeared that Chicago would not approve video gaming terminals (VGTs) for the foreseeable future and that no new states will be added until at least the second half of 2016 or sometime in 2017. AG&E also has higher operating expense, since it will be absorbing all the public company and other corporate expense previously charged to its discontinued operations. By utilization of a discounted cash flow analysis which takes into account projected sales and expenses, the Company determined that the AG&E goodwill was impaired, which resulted in a charge to the third quarter of $1.33 million.

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

Stock Based Compensation

At December 31, 2014, the Company has one stock-based compensation plan, which is described more fully in Note 6. The Company accounts for these plans under the recognition and measurement principles of GAAP USA.

Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance on the recognition of revenue from contracts with customers. Revenue recognition will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application. The guidance is effective January 1, 2017 and early adoption is not permitted. The company is currently evaluating the impact of the new guidance and the method of adoption in the consolidated financial results.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements-Going Concern (Topic 205-40)” (“ASU 2014-15”). Under the standard, management is required to evaluate for each annual and interim reporting period whether it is a probable that the entity will not be able to meet its obligations as they become due within one year after the date that financial statements are issued, or are available to be issued, where applicable. ASU 2014-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early adoption is permitted. Accordingly, the standard is effective for the Company on January 1, 2017. The Company does not believe that the pronouncement will have a material impact on the Company's financial statements.

Note 3. DISCONTINUED OPERATIONS

On September 12, 2014, the Company sold its LCD monitor business operations to HT Precision Technologies U.S., Inc a wholly owned subsidiary of HT Precision Technologies, Inc. of Taiwan for approximately $7.2 million in cash ($7.1 million cash received as of December 31, 2014). Due to the divestiture of the LCD business, reporting of this business has been included in discontinued operations for all periods presented.

The following is a reconciliation of the net loss on the sale of the assets:

(in $000’s)
Accounts receivable	$4,791
Inventory	$6,043
Other assets	$170
Liabilities transferred	$(1,624)
Net assets transferred	$9,380
Cash purchase price	$7,235
Net loss on sale of assets	$(2,145)

The following amounts related to the discontinued operations were derived from historical financial information and have been segregated from continuing operations and reported as discontinued operations in the Condensed Consolidated Statement of Earnings:

Years Ended December 31,

(in $000’s )

	2014	2013	2012
Net sales	$14,498	$29,688	$37,938

(Loss) earnings from discontinued operations (1)	(916)	1,442	3,330
Loss on sale of assets	(2,145)	0	0
Discontinued operations, net of $0 income taxes	(3,061)	1,442	3,330
(1)	Including transaction costs

Note 4. INVENTORY

Net inventory, which includes a valuation reserve of $100, $1,463 and $1,377 in 2014, 2013 and 2012, respectively, consisted of the following components:

	December 31,
(in $000's)	2014	2013	2012
Raw materials	$597	$3,009	$2,662
Intransit finished goods	$0	$2,291	$950
Finished goods	$3,482	$6,540	$7,205
Total	$4,079	$11,840	$10,817

Note 5. DEBT

On March 08, 2013, the Company signed an amendment to extend the term of the credit agreement with Wells Fargo Bank one year to August 21, 2016. The total credit line of $12 million and the annual maintenance fees remained the same while the interest rate was lowered to Libor plus 275 basis points. Substantially all assets of the Company were secured as collateral for this credit facility and the Company was required to maintain certain financial covenants including minimum net earnings, maximum capital expenditures and maximum compensation increases. The amendment decreased the year end minimum earnings covenant to $200,000 for 2013 and all future years. At December 31, 2013, the Company had total outstanding bank debt of $1.6 million at a combined average interest rate of 3.0%. On October 30, 2014, the Company terminated the credit facility with Wells Fargo Bank. Therefore, as of December 31, 2014, the Company had no outstanding bank debt. As a result of having zero debt on December 31, 2014 and the cancellation of the line of credit, the Company does not have any bank covenants for the 4th quarter 2014.

Note 6. STOCK PLANS

The Company maintains an Incentive Stock Option and Stock Award Plan under which officers and key employees may acquire up to a maximum of 2,155,028 common shares.

Stock Options

Under the Incentive Stock Option Plan, which expired in 2008, no options have been awarded since 2004. At December 31, 2014 there are no options outstanding as all remaining options expired unexercised in April 2014.

Restricted Shares

All shares granted are governed by the Company’s Stock Award Plan, which was approved by shareholders in 2000 and amended in 2009. The employees can earn the restricted shares in exchange for services to be provided to the Company over a three year or five-year vesting period. The fair value of restricted shares is based on the market price on the grant date. In 2014 and 2013, the Company granted 71,000 and 64,000 restricted shares, respectively, with weighted average grant date fair values of $1.78 and $1.99, respectively. The compensation cost related to the stock awards is expensed on a straight-line basis over the vesting period. The Company recorded $89,000, $85,000 and $83,000 in related net compensation expense for the years ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, 107,639 restricted shares are outstanding on a dividend adjusted basis. Total unrecognized compensation cost related to unvested stock awards is approximately $134,000 and is expected to be recognized over a weighted average period of 3 years.

The following table summarizes information regarding restricted share activity for the twelve months ending December 31, 2014:

		Weighted average
		Grant Date
	Shares	Fair Value
Unvested at December 31, 2013	147,130	$2.16
Granted	71,000	$1.78
Vested	(19,600)	$2.22
Forfeited	(90,891)	$2.03
Unvested, December 31, 2014	107,639	$2.00

Note 7. ACCRUED EXPENSES

Accrued expenses consisted of the following items:

	December 31,
(in $000's)	2014	2013
Union Pension Withdrawal	$661	$0
Rent	$262	$0
Payroll & related costs	$256	$418
Ocean Freight	$189	$150
Sales commissions	$69	$167
Sales Tax	$10	$125
Warranty	$0	$71
Other accrued expenses	$240	$514
Total	$1,687	$1,445

Note 8. SIGNIFICANT CUSTOMERS AND SUPPLIERS – Continuing Operations

The Company’s largest customer in the continuing operations accounted for 10%, 17% and 10% of total revenues in 2014, 2013 and 2012, respectively, and 10% and 16% of total accounts receivable as of December 31, 2014 and December 31, 2013, respectively. The second largest customer accounted for 8%, 7% and 12% of the total revenue in 2014, 2013 and 2012 respectively, and 0% and 4% of the total accounts receivable as of December 31, 2014 and December 31, 2013 respectively. No other customer accounted for more than 10% of sales in 2014, 2013 or 2012.

The Company currently has an exclusive contract to distribute VGT’s in Illinois for GTech. This exclusive contract is scheduled to expire on June 15, 2015. If the contract is not renewed, the Company will be unable to sell Spielo VGT’s in Illinois. Spielo VGT’s accounted for 98% of all VGT sales and 68%, 76% and 50% of total revenue in 2014, 2013 and 2012, respectively.

Note 9. INCOME TAXES

The effective income tax rates differed from the expected Federal income tax rate (34%) for the following reasons:

(in $000's)	2014	2013	2012
Computed expected tax expense (benefit)	$(1,689)	$219	$61
State income tax expense, net of Federal tax effect	$(234)	$30	$11
Other, net (primarily change in prior estimates)	$59	$(32)	$112
Change in valuation allowance (regarding current year activity)	$2,403	$(225)	$(169)
Income Tax (Benefit) Expense	$539	$(8)	$15

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and as measured by income tax regulations. Temporary differences which gave rise to deferred tax assets and deferred tax liabilities consisted of:

	December 31:
(in $000's)	2014	2013	2012
Deferred tax assets:
Allowance for doubtful accounts	$41	$57	$70
Warranty provision	$0	$29	$28
Inventory reserve	$40	$589	$554
Property, plant, equipment and software, principally depreciation	$120	$139	$128
Net operating loss carry forwards	$4,269	$2,345	$2,402
Alternative minimum tax credit carry forwards	$148	$148	$136
Other	$85	$7	$107
Total gross deferred tax assets	$4,703	$3,314	$3,325
Less valuation allowance	$(4,703)	$(2,303)	$(2,528)
Total deferred tax assets	$0	$1,011	$897
Deferred tax liabilities:
Goodwill	$0	$514	$428
Total deferred tax liabilities	$0	$514	$428
Net deferred taxes	$0	$497	$469

An income tax valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has historically provided a partial valuation allowance on its net deferred tax benefits. However, the Company increased the valuation allowance in 2014 by $2,400,000 and reduced the valuation allowance by $225,000 and $169,000 in the 2013 and 2012 years, respectively, in order to recognize the portion of deferred tax assets expected to be realized in the near future. As of December 31, 2014, the Company has net operating loss carry forwards for Federal income tax purposes of approximately $9,826,000, which are available to offset future Federal taxable income, if any, that begin to expire in 2021. The Company also has a net operating loss carry forward for Illinois state income tax purposes of approximately $9,774,000 as of December 31, 2014. The Company also has alternative minimum tax credit carry forwards of approximately $148,000, which are available to reduce future Federal regular income taxes, if any, over an indefinite period. No unrecognized tax benefits are set to expire in the next twelve months that may have an impact upon the Company’s effective tax rate.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The tax years 2011, 2012, 2013 and 2014 remain open to examinations. Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. During the twelve months ended December 31, 2014, the Company did not recognize expense for interest or penalties related to income tax, and does not have any amounts accrued at December 31, 2014, as the Company does not believe it has taken any uncertain tax positions.

Note 10. RELATED PARTY

The Company engages a law firm to provide legal services to the Company which employed as a partner a family member of the Company’s President and Chief Executive Officer. Total fees paid to this firm were approximately $93,000, $55,000 and $136,000 in 2014, 2013 and 2012, respectively. The amount due to the firm included in accounts payable was $0 as of December 31, 2014 and 2013, respectively.

Note 11. LEASE COMMITMENTS

The Company leases certain buildings, data processing and other equipment under operating lease agreements expiring through the year 2017. The future minimum lease payments required under operating leases are as follows:

Years ending
December 31	(in $000's)
2015	$673
2016	$232
2017	$22
2018	$4
$931

Rent expense related to operating leases was approximately $757,000, $716,000 and $718,000 during the years ended December 31, 2014, 2013 and 2012, respectively.

Note 12. UNAUDITED QUARTERLY FINANCIAL DATA

Selected quarterly data for 2014 and 2013 are as follows:

	2014
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$7,073	$6,178	$5,261	$3,411
Gross margin	$1,341	$1,150	$1,064	$697
Net earnings (loss) from continuing operations	$(11)	$(53)	$(2,319)	$(63)
(Loss) earnings from discontinued operations	$82	$279	$(3,595)	$173
Net (loss) earnings	$71	$226	$(5,914)	$110

Basic net earnings (loss) per share:
Continuing operations	$(0.00)	$(0.00)	$(0.20)	$0.00
Discontinued operations	$0.01	$0.02	$(0.30)	$0.01
Net (loss) income per share	$0.01	$0.02	$(0.50)	$0.01

Diluted net earnings (loss) per share:
Continuing operations	$(0.00)	$(0.00)	$(0.20)	$0.00
Discontinued operations	$0.01	$0.02	$(0.30)	$0.01
Net earnings (loss) per share	$0.01	$0.02	$(0.50)	$0.01

	2013
(in $000's except per share data)	First	Second	Third	Fourth
Net sales	$7,493	$7,176	$5,255	$8,303
Gross margin	$1,218	$1,179	$902	$1,527
Net earnings from continuing operations	$(280)	$(227)	$(365)	$81
Earnings from discontinued operations	$829	$258	$325	$29
Net (loss) earnings	$549	$31	$(40)	$110

Basic net earnings per share:
Continuing operations	$(0.02)	$(0.02)	$(0.03)	$0.01
Discontinued operations	$0.07	$0.02	$0.03	$0.00
Net (loss) earnings per share	$0.05	$0.00	$(0.00)	$0.01

Diluted net earnings per share:
Continuing operations	$(0.02)	$(0.02)	$(0.03)	$0.01
Discontinued operations	$0.07	$0.02	$0.03	$0.00
Net (loss) earnings per share	$0.05	$0.00	$(0.00)	$0.01

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of

AG&E Holdings Inc.

McCook, Illinois

We have audited the accompanying consolidated balance sheets of AG&E Holdings Inc. and Subsidiary (formerly known as Wells-Gardner Electronics Corporation and Subsidiary) as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AG&E Holdings Inc. as of December 31, 2014 and 2013 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Chicago, Illinois

March 23, 2015

BOARD OF DIRECTORS	EXECUTIVE OFFICERS
Anthony Spier Chairman, President & Chief Executive Officer	Anthony Spier Chairman, President & Chief Executive Officer

Merle H. Banta Chairman & Chief Executive Officer BHH Management, Inc	Renee Zimmerman Senior Vice President, Secretary, Treasurer & Chief Financial Officer

Frank R. Martin Attorney Righeimer, Martin & Cinquino, P.C.

Michael R. Levin Board of Directors Comarco, Inc..

CORPORATE INFORMATION
ANNUAL MEETING	BANKER
The Annual Meeting of Shareholders will take place at 10:00 a.m. on Tuesday, May 12, 2015 at the corporate offices of the Company.	Wells Fargo Bank N.A. Chicago, Illinois

FORM 10-K	AUDITOR

A copy of the Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission, is available with-out charge upon written request to Renee Zimmerman at the corporate offices of the Company.

Plante Moran, PLLC Chicago, Illinois

TRANSFER AGENT	COUNSEL
Broadridge Corporate Issuer Solutions, Inc. PO Box 1342 Brentwood, NY 11717 Phone: 877-830-4936 Fax: 215-553-5402 E-mail: shareholder@broadridge.com	Gould & Ratner, LLP Chicago, Illinois